Follow-Up Materials

06012786

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

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REGISTRANT'S NAME Deutsche Bank AG

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 25 2006
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 234 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 4/24/06

Financial Report 2005

Deutsche Bank

Deutsche Bank

The Group at a Glance

	2005	2004
Share price at period end	€ 81.90	€ 65.32
Share price high	€ 85.00	€ 77.77
Share price low	€ 60.90	€ 52.37
Dividend per share (proposed for 2005)	€ 2.50	€ 1.70
Basic earnings per share	€ 7.62	€ 5.02
Diluted earnings per share[1]	€ 6.95	€ 4.53
Average shares outstanding, in m., basic	463	493
Average shares outstanding, in m., diluted	509	532
Return on average total shareholders' equity (post-tax)	12.5%	9.1%
Adjusted return on average active equity (post-tax)[2, 3]	16.2%	10.5%
Pre-tax return on average total shareholders' equity	21.7%	14.8%
Pre-tax return on average active equity[3]	24.3%	16.3%
Cost/income ratio[4]	74.7%	79.9%
	in € m.	in € m.
Total revenues	25,640	21,918
Provision for loan losses	374	372
Total noninterest expenses	19,154	17,517
Income before income tax expense and cumulative effect of accounting changes	6,112	4,029
Net income	3,529	2,472
	Dec 31, 2005 in € bn.	Dec 31, 2004 in € bn.
Total assets	992	840
Loans, net	151	136
Shareholders' equity	29.9	25.9
BIS core capital ratio (Tier I)	8.7%	8.6%
	Number	Number
Branches	1,588	1,559
thereof in Germany	836	831
Employees (full-time equivalent)	63,427	65,417
thereof in Germany	26,336	27,093
Long-term rating		
Moody's Investors Service, New York	Aa3	Aa3
Standard & Poor's, New York	AA–	AA–
Fitch Ratings, New York	AA–	AA–

[1] Including effect of dilutive derivatives, net of tax.
[2] Net income of € 3,529 million for 2005 and € 2,472 million for 2004 is adjusted for the reversal of 1999/2000 credits for tax rate changes of € 544 million for 2005 and € 120 million for 2004.
[3] We calculate this adjusted measure of our return on average total shareholders' equity to make it easier to compare us to our competitors. We refer to this adjusted measure as our "return on average active equity". However, this is not a measure of performance under U.S. GAAP and you should not compare our ratio to other companies' ratios without considering the differences in calculation of the ratios. The items for which we adjust the average shareholders' equity of € 28,201 million for 2005 and € 27,194 million for 2004 are the average unrealized net gains on securities available for sale, net of applicable tax effects of € 2,023 million for 2005 and € 1,601 million for 2004 and the average dividends of € 1,048 million for 2005 and € 815 million for 2004. The dividend is paid once a year following its approval by the general shareholders' meeting.
[4] Noninterest expenses as a percentage of net interest revenues before provision for loan losses plus noninterest revenues.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

Content

Management Report

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes to them. Our consolidated financial statements for the years ended December 31, 2005 and 2004 have been audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft that issued an unqualified opinion.

Business and Operating Environment

Our Organization

Headquartered in Frankfurt am Main, Germany, we are the largest bank in Germany, and one of the largest financial institutions in Europe and the world, as measured by total assets of € 992 billion as of December 31, 2005. As of this date, we employed 63,427 people on a full-time equivalent basis, operating in 73 countries out of 1,588 facilities worldwide, of which 53% were in Germany. We offer a wide variety of investment, financial and related products and services to private individuals, corporate entities and institutional clients around the world.

In order to best serve our clients and manage our own investments, we are organized into three group divisions, two of which are further sub-divided into corporate divisions. As of December 31, 2005, our group divisions were:

- *The Corporate and Investment Bank* (CIB), comprising two corporate divisions:
  - Corporate Banking & Securities (CB&S)
  - Global Transaction Banking (GTB)
- *Private Clients and Asset Management* (PCAM), comprising two corporate divisions:
  - Asset and Wealth Management (AWM)
  - Private & Business Clients (PBC)
- *Corporate Investments* (CI)

Our organization also includes our Corporate Center and an infrastructure group into which we centralized our business support areas (which were formerly part of our group divisions). Additionally, we created a regional management function that covers regional responsibilities worldwide.

Economic Environment in 2005

In 2005, the global economy grew by 4.5%, above its long-term trend rate. China, with GDP growth of 9.9% and the United States, at 3.5%, together generated nearly half of the rise in global GDP. Japan's GDP growth accelerated to 2.8%, while economic growth in the Eurozone slowed to 1.3%, however Germany, against a backdrop of weak consumer spending, lagged significantly behind the other countries with a growth rate of only 0.9%. In the last months of 2005 business confidence in the industrialised nations improved strongly. The capital markets developed better than expected last year and confidence in the international financial markets increased. The Nikkei Index and the DAX gained 40% and 27%, respectively. The Dow Jones was volatile but ended the year hardly changed from its starting level, partly reflecting continued interest rate increases by the Federal Reserve.

Banks world-wide posted exceptionally strong results in 2005. For the fourth year running, pre-tax profits in the global banking industry rose significantly, exceeding by a wide margin even the boom year 2000 both in absolute terms and relative to assets and capital. Dynamic revenue growth coincided with a successful restraint of costs and, most importantly, a strong decline in risk provisions reflecting the benign credit environment and markedly improved credit risk management. The rise of banks' profits extended to those countries where it had been absent before, including Germany. On the back of buoyant global capital markets, commission income and trading results were the main drivers for revenue growth. Net interest income also increased, but less so than the other two categories reflecting ongoing margin pressure due to strong competition as well as the normalization of interest rates from the unusually low levels. Growth in net interest income was strongest in household lending, especially in those markets where house prices rose strongly. In contrast, corporate lending remained subdued in most mature markets, especially in Europe, reflecting ample corporate liquidity and – in Europe – low investment volumes. On balance, cost levels edged up slightly, though this mainly reflected higher business volumes and performance-related increases in staff compensation; overall, however, cost discipline remained well intact with outsourcing and industrialization of processes becoming a major theme in the financial industry, too.

Executive Summary

Thanks to our strong global presence, especially in corporate and investment banking and our investment management businesses, we took advantage of the generally favorable economic and market environment. We generated higher revenues in most business areas which, combined with some expense growth and a similar level of loan loss provisions, resulted in significant bottom-line profit growth.

Income before income tax expense increased from € 4.0 billion in 2004 to € 6.1 billion, including restructuring charges of € 767 million related to the Business Realignment Program ("BRP") (similar charges in 2004 amounted to € 400 million). We reported a pre-tax return on average active equity of 24% in 2005 – a substantial improvement over 16% in 2004 (pre-tax return on average total shareholders' equity was 22% and 15%, respectively, for these years). Net income for 2005 increased 43% to € 3.5 billion compared to € 2.5 billion in 2004, and diluted earnings per share grew 53% to € 6.95.

Compared to 2004, total net revenues excluding the provision for loan losses increased by € 3.7 billion, or 17%, to € 25.6 billion. Revenues grew in all major categories. Net interest and trading revenues were up € 819 million, or 16%, and € 1.2 billion, or 20%, respectively. This growth was primarily attributable to our Sales & Trading businesses, which achieved total revenues (net interest, trading, fee and other revenues) of € 10.6 billion, up 21% from 2004 to a new record level. Our business model, which emphasizes high-value 'intellectual capital' products and customized solutions, performed strongly – in both the good and challenging market conditions in 2005. Commission and fee revenues improved by € 582 million to € 10.1 billion in 2005, driven by strong results in both our origination/advisory and investment management businesses. Also contributing to higher revenues in 2005 was an increase of € 821 million in gains on sales from our portfolio of securities available for sale, mainly reflecting gains from the further reduction of our stake in DaimlerChrysler AG.

Our total noninterest expenses were € 19.2 billion compared to € 17.5 billion in 2004. Noninterest expenses reflected restructuring expenses of € 767 million in 2005 and € 400 million in 2004, increased provisions in 2005 related to legal exposures for legacy issues, and € 203 million in 2005 related to grundbesitz-invest, an open-end property fund sponsored and managed by a German subsidiary of ours. Declines in noninterest expenses due to headcount reductions and other additional measures were offset by higher performance-related bonuses, in line with strong business results, as well as by investments in growth businesses.

In 2005 the provision for loan losses was € 374 million compared to € 372 million in 2004. The level in 2005 partly reflects growth in our consumer lending business, consistent with our stated strategy. At the end of 2005, problem loans were € 3.9 billion, down 20% from € 4.8 billion at the end of 2004, reflecting the quality of our loan book, tight credit risk management, the positive results of workout processes and the overall benign credit environment.

The following table presents our condensed consolidated statement of income for 2005 and 2004.

in € m.	2005	2004	2005 increase (decrease) from 2004 in €	in %
Net interest revenues	6,001	5,182	819	16
Provision for loan losses	374	372	2	1
Net interest revenues after provision for loan losses	**5,627**	**4,810**	**817**	**17**
Commissions and fee revenues	10,089	9,506	582	6
Trading revenues, net	7,429	6,186	1,243	20
Net gains on securities available for sale	1,055	235	821	N/M
Net income from equity method investments	418	388	30	8
Other noninterest revenues	648	421	227	54
Total noninterest revenues	**19,639**	**16,736**	**2,903**	**17**
Total net revenues	**25,266**	**21,546**	**3,719**	**17**
Compensation and benefits	10,993	10,222	771	8
Goodwill impairment/impairment of intangibles	–	19	(19)	N/M
Restructuring activities	767	400	367	92
Other noninterest expenses	7,394	6,876	518	8
Total noninterest expenses	**19,154**	**17,517**	**1,637**	**9**
Income before income tax expense and cumulative effect of accounting changes	**6,112**	**4,029**	**2,083**	**52**
Income tax expense	2,039	1,437	602	42
Reversal of 1999/2000 credits for tax rate changes	544	120	424	N/M
Income before cumulative effect of accounting changes, net of tax	**3,529**	**2,472**	**1,056**	**43**
Cumulative effect of accounting changes, net of tax	–	–	–	–
Net income	**3,529**	**2,472**	**1,056**	**43**

N/M – Not meaningful

Our net income included the effects of reversing income tax credits related to 1999 and 2000 tax law changes, as described in "Effects of 1999/2000 German Tax Reform Legislation and Accounting for Income Taxes" and the cumulative effect of accounting changes as described in Note [2] to our consolidated financial statements. The following table shows our net income excluding these effects.

in € m. (except per share amounts)	2005	Per share (basic)	Per share (diluted)	2004	Per share (basic)	Per share (diluted)
Net income	**3,529**	**7.62**	**6.95**	**2,472**	**5.02**	**4.53**
Add (deduct):						
Reversal of 1999/2000 credits for tax rate changes	544	1.18	1.07	120	0.24	0.23
Cumulative effect of accounting changes, net of tax	–	–	–	–	–	–
Net income before reversal of 1999/2000 credits for tax rate changes and cumulative effect of accounting changes, net of tax	**4,073**	**8.80**	**8.02**	**2,592**	**5.26**	**4.76**

Net income above included pre-tax gains of € 750 million in 2005, € 140 million in 2004 and € 222 million in 2003 on sales of securities that generated the reversal of the 1999/2000 credits for tax rate changes.

Effects of 1999/2000 German Tax Reform Legislation and Accounting for Income Taxes

The German Tax Reform Act stipulated that profits on the sale of shareholdings in German corporations were exempt from tax beginning January 1, 2002. For our consolidated financial statements for 2000, this meant that the respective deferred tax liability formed in connection with the unrealized gains from equity securities available for sale accumulated in other comprehensive income (OCI) had to be released as a credit in the tax line of the income statement although the gains were still unrealized since the securities were not yet sold.

The release of the deferred tax liability through the income statement did not affect the offset amount in OCI. It remains fixed in the amount determined at the date of the release of the deferred tax liability until such time as the securities are sold.

The following table presents the level of unrealized gains and related effects for available for sale equity securities of DB Investor, which holds most of our industrial holdings.

in € bn.	**2005**	2004	2003	2002	2001
Market value	4.1	5.4	6.3	5.3	14.1
Cost	2.2	4.0	4.6	5.0	5.7
Unrealized gains in other comprehensive income	**1.9**	**1.4**	**1.7**	**0.3**	**8.4**
Less: deferred tax relating to 1999 and 2000 tax rate changes in Germany	2.1	2.7	2.8	2.9	5.5
Other comprehensive income (loss), net	**(0.2)**	**(1.3)**	**(1.1)**	**(2.6)**	**2.9**

As a consequence, the accounting for income tax rate changes related to eligible equity securities may result in significant impacts on our results of operations in periods in which we sell these securities. This effect is illustrated in 2005, 2004, 2003, 2002 and 2001 when we sold portions of our eligible equity securities. The gains resulting from most of these sales were not subject to tax. We reversed the deferred taxes which had accumulated in other comprehensive income, through December 31, 2000, in respect of these securities. We recognized these reversals as tax expense of € 544 million in 2005, € 120 million in 2004, € 215 million in 2003, € 2.8 billion in 2002 and € 995 million in 2001.

The only tax payable is on 5% of any gain as a result of the 2004 Tax Reform Act which was enacted in December 2003. Under the Act, effective starting in 2004, corporations effectively became subject to tax on 5% of capital gains from the disposal of foreign and domestic shareholdings irrespective of holding percentage and holding period; losses from a shareholding disposal continue to be non-tax deductible.

Neither the initial release of the deferred tax liability nor the unrealized gains and losses from securities available for sale are included in regulatory core capital or in the calculation of our adjusted return on equity. The entire procedure is a U.S. GAAP specific accounting requirement. We believe that the economic effects of the tax rate changes are not appropriately reflected in the individual periods up to and including the period of the sale.

For more information on this accounting method, see the respective section of our Form 20-F filed March 23, 2006.

Operating Results

You should read the following discussion and analysis in conjunction with the consolidated financial statements.

Net Interest Revenues

The following table sets forth data related to our net interest revenues.

			2005 increase (decrease) from 2004	
in € m. (except percentages)	**2005**	2004	in €	in %
Total interest revenues	41,708	28,023	13,685	49
Total interest expenses	35,707	22,841	12,866	56
Net interest revenues	**6,001**	**5,182**	**819**	**16**
Average interest-earning assets[1]	866,750	751,557	115,193	15
Average interest-bearing liabilities[1]	809,321	695,094	114,227	16
Gross interest yield[2]	4.81%	3.73%	1.08 ppt	29
Gross interest rate paid[3]	4.41%	3.29%	1.12 ppt	34
Net interest spread[4]	0.40%	0.44%	(0.04) ppt	(9)
Net interest margin[5]	0.69%	0.69%	–	–

ppt – Percentage points
[1] Average balances for each year are calculated based upon month-end balances.
[2] Gross interest yield is the average interest rate earned on our average interest-earning assets.
[3] Gross interest rate paid is the average interest rate paid on our average interest-bearing liabilities.
[4] Net interest spread is the difference between the average interest rate earned on average interest-earning assets and the average interest rate paid on average interest-bearing liabilities.
[5] Net interest margin is net interest revenues expressed as a percentage of average interest-earning assets.

Net interest revenues in 2005 were € 6.0 billion, an increase of € 819 million from 2004. Average interest-bearing volumes of assets and liabilities each increased by approximately € 115 billion, the overall net interest spread narrowed by 4 basis points and our net interest margin stood at 69 basis points in both years. Much of the increase in net interest revenues was related to our trading activities. Factors in this increase include a € 49 billion increase in interest-earning trading assets outstanding (mainly in non-German offices) and the effect of a larger increase in noninterest-bearing trading liabilities than noninterest bearing trading assets. Interest revenues from loans remained nearly unchanged as strong competition held down interest yields and our average loans outstanding changed little year-to-year, though lending picked up later in the year primarily in our retail and wealth management businesses. Our overall funding costs rose by 112 basis points due primarily to the higher rates in the U.S. as the Federal Reserve continued its policy of rate increases.

The development of our net interest revenues is also influenced to a significant extent by the accounting treatment of some of our derivatives transactions. We enter into nontrading derivative transactions as economic hedges of the interest rate risks of our nontrading assets and liabilities. Some of these derivatives qualify as hedges for accounting purposes while others do not. When derivative transactions qualify as hedges for accounting purposes, the interest arising from the derivatives appear in interest revenues and expense, where they offset the interest flows from the assets and liabilities they are intended to hedge. When derivatives do not qualify for hedge accounting treatment, the interest flows that arose from the derivatives during any period all appear in trading revenues for that period.

Trading revenues, net

The following table sets forth data related to our trading revenues.

in € m. (except percentages)	2005	2004	2005 increase (decrease) from 2004 in €	in %
CIB – Sales & Trading (equity)	3,273	2,192	1,081	49
CIB – Sales & Trading (debt and other products)	3,725	3,666	59	2
Other trading revenues	431	328	103	31
Total trading revenues, net	**7,429**	**6,186**	**1,243**	**20**

Trading revenues from CIB – Sales & Trading (equity) increased € 1.1 billion, mainly driven by substantial growth in our equity derivatives business and to a lesser extent greater results from our proprietary activity.

The increase in other trading revenues was mainly due to higher mark-to-market results from credit default swaps used to hedge our investment-grade loan exposure, to a loss of € 13 million in 2005 from a loss of € 231 million in 2004. This development was partly offset because mark-to-market gains related to AWM's guaranteed-value mutual funds business were reflected in the 2004 results but not in 2005 following its deconsolidation pursuant to the adoption of FIN 46(R).

Our trading and risk management businesses include significant activities in interest rate instruments and related derivatives. Under U.S. GAAP, interest revenues earned from trading assets (e.g., coupon and dividend income), and the costs of funding net trading positions are part of net interest revenues. Our trading activities can periodically shift revenues between trading revenues and interest revenues, depending on a variety of factors, including risk management strategies. In order to provide a more business-focused commentary, we discuss the combined net interest and trading revenues by group division and by product within the Corporate and Investment Bank, rather than by type of revenues generated.

The following table sets forth data relating to our combined net interest and trading revenues by group division and product within Corporate and Investment Bank.

in € m.	2005	2004	2005 increase (decrease) from 2004 in €	in %
Net interest revenues	6,001	5,182	819	16
Trading revenues, net	7,429	6,186	1,243	20
Total net interest and trading revenues	**13,430**	**11,368**	**2,062**	**18**
Breakdown by Group Division/CIB product[1]:				
Sales & Trading (equity)	2,465	1,594	871	55
Sales & Trading (debt and other products)	6,433	5,368	1,065	20
Total Sales & Trading	8,899	6,963	1,936	28
Loan products[2]	766	698	68	10
Transaction services	913	828	85	10
Remaining products[3]	(20)	(135)	115	85
Total Corporate and Investment Bank	10,558	8,354	2,204	26
Private Clients and Asset Management	2,818	2,923	(105)	(4)
Corporate Investments	37	118	(81)	(69)
Consolidation & Adjustments	17	(26)	43	N/M
Total net interest and trading revenues	**13,430**	**11,368**	**2,062**	**18**

N/M – Not meaningful

[1] Note that this breakdown reflects net interest and trading revenues only. For a discussion of the group divisions' total revenues by product please refer to "Results of Operations by Segment".

[2] *Includes the traditional net interest spread on loans as well as the results of credit default swaps used to hedge our investment-grade loan exposure.*

[3] Includes origination, advisory and other products.

Corporate and Investment Bank (CIB). The significant increase in combined net interest and trading revenues from sales and trading products of € 1.9 billion to € 8.9 billion reflected our results in commodity, credit, equity and interest rate derivatives and emerging markets. Strong gains from the proprietary business additionally contributed to this development. In loan products, net interest and trading revenues were higher by € 68 million due to lower trading losses on credit risk hedge positions. This was partly offset by a decrease in net interest revenues from our corporate loan book reflecting lower interest margins. The increase of € 85 million in transaction services was due to higher interest revenues from Cash Management products and from Trust and Securities Services. Net interest and trading revenues from remaining products were € 115 million higher than in 2004 mainly due to foreign currency effects on certain corporate liabilities and lower goodwill funding costs.

Private Clients and Asset Management (PCAM). Combined net interest and trading revenues were € 2.8 billion in 2005, a decrease of € 105 million compared to 2004. Net interest and trading revenues in 2004 included € 155 million attributable to the aforementioned deconsolidation of AWM's guaranteed-value mutual funds business. This deconsolidation impact was partly offset by higher net interest revenues in 2005 resulting from increased loan volumes in the retail and wealth management business.

Corporate Investments (CI). The decrease of € 81 million to € 37 million included lower dividend income from our downsized industrial holdings portfolio.

Provision for Loan Losses

Our provision for loan losses reflects charges to and releases from the allowance we carry for credit losses on loans. The allowance consists of a specific loss component, which relates to specific loans, and an inherent loss component. The inherent loss component consists of a country risk allowance, an allowance for smaller-balance standardized homogeneous loans and an inherent loss component to cover losses in our loan portfolio that have not yet been individually identified, and reflects the imprecisions and uncertainties in estimating our loan loss allowance.

Our provision for loan losses in 2005 was € 374 million, nearly unchanged from the prior year (€ 372 million), reflecting tight credit risk management, positive results of workout processes as well as the overall benign credit environment. Exposure in our smaller-balance standardized homogeneous loan portfolio accounted for 98% of our total loan loss provision in 2005.

For further information on the provision for loan losses see our Risk Report.

Noninterest Revenues, Excluding Trading Revenues

in € m.	2005	2004	2005 increase (decrease) from 2004 in €	in %
Commissions and fee revenues[1]	10,089	9,506	582	6
Net gains on securities available for sale	1,055	235	821	N/M
Net income from equity method investments	418	388	30	8
Other noninterest revenues	648	421	227	54
Total noninterest revenues, excluding trading revenues	**12,210**	**10,550**	**1,660**	**16**

N/M – Not meaningful

[1] Includes	2005	2004	in €	in %
Commissions and fees from fiduciary activities:				
Commissions for administration	396	281	115	41
Commissions for assets under management	3,009	2,847	163	6
Commissions for other securities business	151	83	67	81
Total	**3,556**	**3,211**	**345**	**11**
Commissions, broker's fees, mark-ups on securities underwriting and other securities activities:				
Underwriting and advisory fees	2,059	1,793	266	15
Brokerage fees	1,998	1,918	80	4
Total	**4,057**	**3,711**	**346**	**9**
Fees for other customer services	2,476	2,584	(108)	(4)
Total commissions and fee revenues	**10,089**	**9,506**	**582**	**6**

Commissions and Fee Revenues. Total 2005 commissions and fee revenues were € 10.1 billion, an increase of € 582 million, or 6%, compared with 2004. The increase of € 345 million in commissions and fees from fiduciary activities mainly resulted from higher assets under management in our mutual funds business and higher performance fees in AM's Real Estate business. Underwriting and advisory fees increased by € 266 million, mainly attributable to improved results from Origination (equity) and Advisory in CIB. The decrease of € 108 million in fees for other customer services was driven by higher sales of insurance products in 2004, due largely to changes in German tax legislation.

Net Gains on Securities Available for Sale. Results in 2005 included € 666 million from gains on sales of DaimlerChrysler AG shares in our industrial holdings portfolio. Additionally, the gains from the disposal of our interest in Südzucker AG and from the partial disposal of HCL Technologies Ltd. contributed to the 2005 profit. In 2004, results included several disposal gains of which the most significant was a € 118 million net gain related to sales of DaimlerChrysler AG shares.

Net Income from Equity Method Investments. The key contributors to net income from equity method investments in 2005 and in 2004 were structured transactions in CIB's sales & trading areas as well as CI's equity method investments. Both years also include income related to real estate investments in AWM.

Other Noninterest Revenues. Total other noninterest revenues increased by € 227 million in 2005 compared to 2004. The improvement primarily arose because 2004 included provisions for the beneficial interest of the investors in AWM's guaranteed value mutual funds business. Also contributing to the increase was higher income from other investments in CI and in AWM's real estate business. These positive factors were partly offset by lower returns from loans held for sale subsequent to interest rate increases, predominantly in the U.S.

Noninterest Expenses

The following table sets forth information on our noninterest expenses.

in € m.	2005	2004	2005 increase (decrease) from 2004 in €	in %
Compensation and benefits	10,993	10,222	771	8
Other noninterest expenses[1]	7,394	6,876	518	8
Goodwill impairment/impairment of intangibles	–	19	(19)	N/M
Restructuring activities	767	400	366	92
Total noninterest expenses	**19,154**	**17,517**	**1,637**	**9**

N/M – Not meaningful

[1] Includes:	2005	2004	in €	in %
Net occupancy expense of premises	1,014	1,258	(244)	(19)
Furniture and equipment	169	178	(9)	(5)
IT costs	1,539	1,726	(187)	(11)
Agency and other professional service fees	895	824	72	9
Communication and data services	599	599	–	–
Other expenses	3,178	2,291	886	39
Total other noninterest expenses	**7,394**	**6,876**	**518**	**8**

Compensation and Benefits. The increase of € 771 million in 2005 compared to 2004 reflected several partly offsetting factors:

- Performance-related compensation increased in 2005 driven by improved operating results across all of our businesses.
- Severance payments of € 51 million in 2005 decreased by € 231 million compared to 2004, with almost 60% of the decline attributable to CB&S.
- Salaries and benefits showed net decreases reflecting headcount reductions related to the BRP and sales of non-core businesses, partly offset by the effects of headcount increases in selected growth businesses.

Other Noninterest Expenses. Total other noninterest expenses increased by € 518 million in 2005. The increase of € 886 million in the category "Other expenses" was mainly attributable to two factors: higher provisions for legal exposures, including provisons related to legacy issues included in Consolidation & Adjustments, and provisions of € 203 million related to grundbesitz-invest, an open-end property fund sponsored and managed by a German subsidiary of ours. In December 2005, the issuance and redemption of fund share units was temporarily suspended pending an extraordinary revaluation of assets. The provisions of € 203 million represented the estimated costs of direct and indirect compensation to certain share unit holders. The direct compensation would be paid to certain investors who, taking into account the purchase price of their share units and earnings distributions received, would incur a loss due to the revaluation of the properties. Other noninterest expenses also increased due to volume-driven expense increases for payment and clearing services. Declines in net occupancy and IT costs were a modest offset to the increased expenses. Net occupancy expenses decreased in 2005 primarily because 2004 included costs related to the elimination of excess space and sublease losses. Both net occupancy and IT costs also decreased because of ongoing cost containment efforts.

Goodwill Impairment/Impairment of Intangibles. The previous year included an impairment loss of € 19 million in Asset and Wealth Management following the termination of certain investment management agreements in the UK.

Restructuring Activities. During 2005 we continued our BRP which included restructuring charges of € 767 million in 2005 and € 400 million in 2004. For further information on restructuring activities see Note [28] to our consolidated financial statements.

Income Tax Expense
Income tax expense was € 2.6 billion in 2005 compared to € 1.6 billion in 2004, primarily attributable to the increase of operating income and an increase of the reversal, required under U.S. GAAP, of 1999/2000 credits for tax rate changes due to sales of equity securities that are exempt from German income taxes. The reversal of 1999/2000 credits for German tax rate changes was € 544 million in 2005 and € 120 million 2004. The actual effective tax rates were 42% in 2005 and 39% in 2004. Excluding the effect of the reversal, our effective tax rates were 33% in 2005 and 36% in 2004, with the lower effective tax rate in 2005 mainly due to greater tax-exempt capital gains.

Results of Operations by Segment

The following is a discussion of the results of our business segments. See Note [27] to the consolidated financial statements for information regarding
- our organizational structure;
- effects of significant acquisitions and divestitures on segmental results;
- changes in the format of our segment disclosure;
- a discussion of the framework of our management reporting systems;
- consolidating and other adjustments to the total results of operations of our business segments;
- definitions of non-GAAP financial measures that are used with respect to each segment, and
- the rationale for excluding items in deriving the measures.

The criterion for segmentation into divisions is our organizational structure as it existed at December 31, 2005. For further discussion of our business segments, see Note [27] to the consolidated financial statements. Segment results were prepared in accordance with our management reporting systems.

2005 in € m. (except percentages)	Corporate and Investment Bank	Private Clients and Asset Management	Corporate Investments	Total Management Reporting	Consolidation & Adjustments	Total Consolidated
Net revenues[2]	**15,918**	**8,594**	**1,229**	**25,741**	**(102)**	**25,640**
Provision for loan losses	32	342	–	374	–	374
Provision for off-balance sheet positions	(22)	(2)	–	(24)	–	(24)
Total provision for credit losses	**10**	**340**	**(1)**	**350**		
Operating cost base[1]	11,120	6,342	181	17,642		
Policyholder benefits and claims	–	49	–	49	3	52
Minority interest	37	30	(2)	66	(11)	55
Restructuring activities	418	347	2	767	–	767
Goodwill impairment/impairment of intangibles	–	–	–	–	–	–
Total noninterest expenses[3]	**11,575**	**6,768**	**181**	**18,524**	**654**	**19,178**
Income (loss) before income taxes[4]	**4,333**	**1,485**	**1,049**	**6,867**	**(756)**	**6,112**
Add (deduct):						
Net (gains) from businesses sold/ held for sale	–	(90)	–	(90)		
Significant equity pick-ups/net (gains) from investments	–	–	(156)	(156)		
Net (gains) on securities available for sale/industrial holdings including hedging	–	–	(801)	(801)		
Net (gains) on the sale of premises	–	–	(57)	(57)		
Restructuring activities	418	347	2	767		
Goodwill impairment/impairment of intangibles	–	–	–	–		
Underlying pre-tax profit	**4,751**	**1,742**	**37**	**6,531**		
Cost/income ratio in %	73	79	15	72	N/M	75
Underlying cost/income ratio in %	70	75	84	72		
Assets[5]	881,643	123,785	15,025	984,318	7,843	992,161
Risk-weighted positions (BIS risk positions)	167,742	74,074	7,448	249,264	1,938	251,202
Average active equity[6]	14,385	6,700	3,047	24,132	998	25,130
Return on average active equity in %	30	22	34	28	N/M	24
Underlying return on average active equity in %	33	26	1	27		

N/M – Not meaningful

[1] Includes:

Severance payments	17	22	–	38	13	51

[2] Net interest revenues and noninterest revenues.
[3] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
[4] Before cumulative effect of accounting changes.
[5] The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.
[6] See Note [27] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

2004 in € m. (except percentages)	Corporate and Investment Bank	Private Clients and Asset Management	Corporate Investments	Total Management Reporting	Consolidation & Adjustments	Total Consolidated
Net revenues[2]	**13,414**	**8,023**	**621**	**22,058**	**(140)**	**21,918**
Provision for loan losses	89	264	19	372	–	372
Provision for off-balance sheet positions	(65)	(1)	–	(65)	–	(65)
Total provision for credit losses	**24**	**263**	**19**	**307**		
Operating cost base[1]	10,327	6,206	414	16,948		
Policyholder benefits and claims	–	50	–	50	210	260
Minority interest	5	1	(1)	4	(1)	3
Restructuring activities	299	98	3	400	–	400
Goodwill impairment/impairment of intangibles	–	19	–	19	–	19
Total noninterest expenses[3]	**10,631**	**6,373**	**416**	**17,420**	**162**	**17,582**
Income (loss) before income taxes[4]	**2,759**	**1,386**	**186**	**4,331**	**(302)**	**4,029**
Add (deduct):						
Net (gains) from businesses sold/ held for sale	(31)	(8)	(38)	(76)		
Significant equity pick-ups/net (gains) from investments	–	–	(148)	(148)		
Net (gains) on securities available for sale/industrial holdings including hedging	–	–	(176)	(176)		
Net (gains) on the sale of premises	–	–	(20)	(20)		
Restructuring activities	299	98	3	400		
Goodwill impairment/impairment of intangibles	–	19	–	19		
Underlying pre-tax profit (loss)	**3,027**	**1,496**	**(194)**	**4,329**		
Cost/income ratio in %	79	79	67	79	N/M	80
Underlying cost/income ratio in %	77	78	174	79		
Assets[5]	729,872	113,818	16,442	832,933	7,135	840,068
Risk-weighted positions (BIS risk positions)	139,124	65,677	10,242	215,044	1,742	216,787
Average active equity[6]	12,860	6,715	3,933	23,507	1,271	24,778
Return on average active equity in %	21	21	5	18	N/M	16
Underlying return on average active equity in %	24	22	(5)	18		

N/M – Not meaningful

[1] Includes:

Severance payments	170	101	1	272	10	282

[2] Net interest revenues and noninterest revenues.
[3] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
[4] Before cumulative effect of accounting changes.
[5] The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.
[6] See Note [27] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Group Divisions

Corporate and Investment Bank Group Division

The following table sets forth the results of our Corporate and Investment Bank Group Division for the years ended December 31, 2005 and 2004, in accordance with our management reporting systems.

in € m. (except percentages)	**2005**	2004
Net revenues:		
Sales & Trading (equity)	3,312	2,489
Sales & Trading (debt and other products)	7,336	6,299
Origination (equity)	647	499
Origination (debt)	1,017	916
Advisory	604	488
Loan products	1,256	1,139
Transaction services	1,971	1,863
Other	(225)	(277)
Total net revenues	**15,918**	**13,414**
Therein: Net interest and trading revenues	10,558	8,354
Provision for credit losses:		
Provision for loan losses	32	89
Provision for off-balance sheet positions	(22)	(65)
Total provision for credit losses	**10**	**24**
Noninterest expenses[1]:		
Operating cost base	11,120	10,327
Minority interest	37	5
Restructuring activities	418	299
Goodwill impairment	–	–
Total noninterest expenses[1]	**11,575**	**10,631**
Therein: Severance payments	17	170
Income before income taxes	**4,333**	**2,759**
Add (deduct):		
Net (gains) from businesses sold/held for sale	–	(31)
Restructuring activities	418	299
Goodwill impairment	–	–
Underlying pre-tax profit	**4,751**	**3,027**
Cost/income ratio in %	73%	79%
Underlying cost/income ratio in %	70%	77%
Assets	881,643	729,872
Risk-weighted positions (BIS risk positions)	167,742	139,124
Average active equity[2]	14,385	12,860
Return on average active equity in %	30%	21%
Underlying return on average active equity in %	33%	24%

[1] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
[2] See Note [27] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

The following paragraphs discuss the contribution of the individual corporate divisions to the overall results of the Corporate and Investment Bank Group Division.

Corporate Banking & Securities Corporate Division

The following table sets forth the results of our Corporate Banking & Securities (CB&S) Corporate Division for the years ended December 31, 2005 and 2004, in accordance with our management reporting systems.

in € m. (except percentages)	**2005**	2004
Net revenues:		
Sales & Trading (equity)	3,312	2,489
Sales & Trading (debt and other products)	7,336	6,299
Origination (equity)	647	499
Origination (debt)	1,017	916
Advisory	604	488
Loan products	1,256	1,139
Other	(225)	(308)
Total net revenues	**13,947**	**11,520**
Provision for credit losses:		
Provision for loan losses	25	79
Provision for off-balance sheet positions	3	(66)
Total provision for credit losses	**28**	**14**
Noninterest expenses[1]:		
Operating cost base	9,675	8,752
Minority interest	37	5
Restructuring activities	331	272
Goodwill impairment	–	–
Total noninterest expenses[1]	**10,043**	**9,028**
Therein: Severance payments	18	154
Income before income taxes	**3,877**	**2,478**
Add (deduct):		
Net (gains) losses from businesses sold/held for sale	–	–
Restructuring activities	331	272
Goodwill impairment	–	–
Underlying pre-tax profit	**4,207**	**2,750**
Cost/income ratio in %	72%	78%
Underlying cost/income ratio in %	69%	76%
Assets	871,941	720,557
Risk-weighted positions (BIS risk positions)	155,467	128,066
Average active equity[2]	13,070	11,479
Return on average active equity in %	30%	22%
Underlying return on average active equity in %	32%	24%

[1] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
[2] See Note [27] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Income before income taxes increased by € 1.4 billion to € 3.9 billion for the year ended December 31, 2005. The improvement was driven by revenue growth of 21%, spread across most business units, together with continued tight cost management, with the increase of 11% in noninterest expenses driven by performance-related compensation. Underlying pre-tax profit, at € 4.2 billion, increased by € 1.5 billion compared to € 2.8 billion in 2004.

Net revenues of € 13.9 billion in 2005 were € 2.4 billion higher than net revenues of € 11.5 billion in 2004.

Sales & Trading (debt and other products) revenues were a record € 7.3 billion in 2005 and increased by € 1.0 billion compared to 2004. Sales & Trading (equity) revenues were € 3.3 billion, € 823 million higher than 2004.

Improved earnings in our Debt and Equity franchises reflected sustained leadership in high-value structured products in commodity, credit, equity and interest rate derivatives, emerging markets and securitized products. Customer demand for these products remained robust throughout the year. Equity derivatives in particular showed substantial growth, benefiting from synergies arising from closer integration with our institutional fixed income sales force.

Margin compression remained a significant factor in the performance of more mature 'flow' businesses such as foreign exchange, money markets and cash equities. Despite this compression, we nonetheless succeeded in making modest earnings gains in most of these businesses by growing market share. In cash equities, however, difficult conditions in program trading marginally reduced overall performance versus 2004.

Market conditions presented a number of attractive proprietary trading opportunities throughout the year. While remaining committed to a customer-centric business model, we took selective advantage of these opportunities, and together with the re-engineering of the equities proprietary trading unit at the beginning of the year, generated strong gains versus 2004.

Revenues from Origination and Advisory were € 2.3 billion, € 366 million higher than in 2004. Origination (equity) increased market share in both the U.S. and Europe, and regained the no. 1 position in European equity/equity-linked issuance as measured by fees according to *Dealogic*. In Origination (debt), high-yield issuance rose to the global no.1 position in the fee league table in 2005 according to *Dealogic*, and we acted as bookrunner on the three largest leveraged buyouts of 2005 in the North American market. In Advisory, the mergers and acquisitions environment continued to gain momentum throughout the year and we improved our fee league table position in 2005 as a result of market share gains in the U.S. and Europe. We ranked no. 8 globally as an M&A advisor, as measured by fees according to *Dealogic*, compared to no. 10 in 2004. In Europe, we advised on ten of the twenty largest transactions announced in 2005 (source: *Thomson Financial*).

Revenues from Loan Products were € 1.3 billion, € 118 million higher than in 2004. The main driver was an increase in mark-to-market gains on credit default swaps used to hedge the bank's investment grade loan exposure. While credit spreads tended to tighten, reflecting the continuing overall benign credit environment, the credit spreads that particularly impacted CIB's hedge portfolio widened.

The provision for credit losses remained low at € 28 million in 2005, compared to € 14 million in 2004, reflecting the continued benign credit environment and tight credit discipline.

Noninterest expenses in 2005 were € 10.0 billion, an increase of € 1.0 billion compared to € 9.0 billion in 2004, driven by an increase in performance-related compensation consistent with improved operating results. Also contributing to the increase were charges of € 331 million for restructuring activities related to the Business Realignment Program. In 2004, similar charges amounted to € 272 million.

The *cost income ratio* improved by 6 percentage points in 2005 to 72%, resulting from the increased revenues and continued tight cost management. After adjusting for the restructuring activities, the underlying cost income ratio improved by 7 percentage points from 76% to 69%.

Global Transaction Banking Corporate Division

The following table sets forth the results of our Global Transaction Banking (GTB) Corporate Division for the years ended December 31, 2005 and 2004, in accordance with our management reporting systems.

in € m. (except percentages)	**2005**	2004
Net revenues:		
Transaction services	1,971	1,863
Other	–	31
Total net revenues	**1,971**	**1,894**
Provision for credit losses:		
Provision for loan losses	7	9
Provision for off-balance sheet positions	(25)	1
Total provision for credit losses	**(18)**	**11**
Noninterest expenses[1]**:**		
Operating cost base	1,445	1,576
Minority interest	–	–
Restructuring activities	87	28
Goodwill impairment	–	–
Total noninterest expenses[1]	**1,532**	**1,603**
Therein: Severance payments	(1)	16
Income before income taxes	**457**	**280**
Add (deduct):		
Net (gains) from businesses sold/held for sale	–	(31)
Restructuring activities	87	28
Goodwill impairment	–	–
Underlying pre-tax profit	**544**	**277**
Cost/income ratio in %	78%	85%
Underlying cost/income ratio in %	73%	85%
Assets	17,966	16,636
Risk-weighted positions (BIS risk positions)	12,275	11,058
Average active equity[2]	1,315	1,381
Return on average active equity in %	35%	20%
Underlying return on average active equity in %	41%	20%

[1] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
[2] See Note [27] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Income before income taxes increased by € 176 million to € 457 million for the year ended December 31, 2005.

Net revenues increased by 4% to almost € 2 billion in 2005. Trust and Securities Services improved its revenues significantly through new business and expanded its lead as the no. 1 trustee for U.S. asset-backed securities and mortgage-backed securities. Cash Management earned higher interest revenues across all customer segments while Trade Finance increased its revenues due to Structured Export Finance deals in Europe and sales of interest and currency risk products. Net revenues in 2004 included a gain of € 55 million following the sale of a substantial part of our Global Securities Services (GSS) business to State Street Corporation in 2003 and a charge of € 24 million, representing GTB's share of the loss on the sale of DB Payments. Excluding the net gains on sales, net revenues increased in 2005 by € 108 million, or 6%, compared to 2004.

The provision for credit losses amounted to a net release of € 18 million in 2005, compared to a charge of € 11 million for 2004 reflecting the continued benign credit environment and tight credit discipline.

Noninterest expenses of € 1.5 billion decreased by € 71 million from 2004, although charges for restructuring activities, which represent GTB's share of the Business Realignment Program, increased by € 59 million from € 28 million in 2004 to € 87 million in 2005. The savings in noninterest expenses reflected ongoing gains in cost efficiency and the fact that 2004 expenses included some costs related to the sold GSS business, partly offset by higher performance-related compensation in 2005 in line with improved operating results.

The cost income ratio of 78% was 7 percentage points lower than in 2004. After adjusting for the net gains on sales and the restructuring activities, the underlying cost income ratio improved by 12 percentage points from 85% to 73%, reflecting the aforementioned improvements in revenues and noninterest expenses.

Private Clients and Asset Management Group Division

The following table sets forth the results of our Private Clients and Asset Management Group Division for the years ended December 31, 2005 and 2004, in accordance with our management reporting systems.

in € m. (except where indicated)	**2005**	2004
Net revenues:		
Portfolio/fund management	2,718	2,526
Brokerage	1,847	1,657
Loans/deposits	2,415	2,359
Payments, account & remaining financial services	857	915
Other	757	565
Total net revenues	**8,594**	**8,023**
Therein: Net interest and trading revenues	2,818	2,923
Provision for credit losses:		
Provision for loan losses	342	264
Provision for off-balance sheet positions	(2)	(1)
Total provision for credit losses	**340**	**263**
Noninterest expenses[1]:		
Operating cost base	6,342	6,206
Policyholder benefits and claims	49	50
Minority interest	30	1
Restructuring activities	347	98
Goodwill impairment/impairment of intangibles	–	19
Total noninterest expenses[1]	**6,768**	**6,373**
Therein: Severance payments	22	101
Income before income taxes	**1,485**	**1,386**
Add (deduct):		
Net (gains) losses from businesses sold/held for sale	(90)	(8)
Restructuring activities	347	98
Goodwill impairment/impairment of intangibles	–	19
Underlying pre-tax profit	**1,742**	**1,496**
Cost/income ratio in %	79%	79%
Underlying cost/income ratio in %	75%	78%
Assets	123,785	113,818
Risk-weighted positions (BIS risk positions)	74,074	65,677
Average active equity[2]	6,700	6,715
Return on average active equity in %	22%	21%
Underlying return on average active equity in %	26%	22%
Invested assets (in € bn.)[3]	867	828

[1] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
[2] See Note [27] for a description of how average active equity is allocated to the divisions.
[3] We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

The following paragraphs discuss the contribution of the individual corporate divisions to the overall results of Private Clients and Asset Management Group Division.

Asset and Wealth Management Corporate Division

The following table sets forth the results of our Asset and Wealth Management (AWM) Corporate Division for the years ended December 31, 2005 and 2004, in accordance with our management reporting systems.

in € m. (except where indicated)	**2005**	2004
Net revenues:		
Portfolio/fund management (AM)	2,199	2,040
Portfolio/fund management (PWM)	303	300
Total portfolio/fund management	**2,501**	**2,339**
Brokerage	769	667
Loans/deposits	165	133
Payments, account & remaining financial services	15	18
Other	431	332
Total net revenues	**3,881**	**3,488**
Provision for credit losses:		
Provision for loan losses	–	(6)
Provision for off-balance sheet positions	–	–
Total provision for credit losses	**–**	**(6)**
Noninterest expenses[1]:		
Operating cost base	2,984	2,923
Policyholder benefits and claims	49	50
Minority interest	30	1
Restructuring activities	220	88
Goodwill impairment/impairment of intangibles	–	19
Total noninterest expenses[1]	**3,284**	**3,080**
Therein: Severance payments	4	51
Income before income taxes	**597**	**414**
Add (deduct):		
Net (gains) losses from businesses sold/held for sale	(81)	(32)
Restructuring activities	220	88
Goodwill impairment/impairment of intangibles	–	19
Underlying pre-tax profit	**736**	**489**
Cost/income ratio in %	85%	88%
Underlying cost/income ratio in %	80%	86%
Assets	37,269	34,945
Risk-weighted positions (BIS risk positions)	13,811	11,424
Average active equity[2]	4,993	5,034
Return on average active equity in %	12%	8%
Underlying return on average active equity in %	15%	10%
Invested assets (in € bn.)[3]	704	679

AM – Asset Management
PWM – Private Wealth Management
[1] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
[2] See Note [27] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
[3] We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

Income before income taxes was € 597 million in 2005, € 183 million higher than in 2004. The current year included charges of € 220 million for restructuring activities and net gains of € 81 million from the sale of businesses. In 2004, income before income taxes included charges of € 88 million for restructuring activities, gains of € 32 million from the sale of businesses and an impairment loss of € 19 million related to intangible assets. Excluding these items, income before income taxes would have increased € 247 million from € 489 million in 2004 to € 736 million in 2005.

Net revenues were € 3.9 billion in 2005, an increase of € 392 million, or 11%, compared to 2004. This was a record year for net revenues of the Asset and Wealth Management Corporate Division with growth in all major product areas.

Portfolio/fund management revenues of € 2.2 billion in our Asset Management Business Division increased by € 159 million, or 8%, from 2004. This improvement mainly reflected higher levels of invested assets, particularly in Germany and the rest of Continental Europe, as well as higher performance fees in the Real Estate and Hedge Fund businesses. Partly offsetting these results was a decline in revenues for the division attributable to the sale of a substantial part of our UK- and Philadelphia-based Asset Management businesses to Aberdeen Asset Management PLC in 2005.

Portfolio/fund management revenues of € 303 million in our Private Wealth Management Business Division were slightly ahead of 2004, even though the previous year included operating revenues of € 27 million generated by Scudder Private Investment Counsel (PIC) business, which was sold in the fourth quarter 2004. Excluding this deconsolidation effect, the 11% increase in revenues was mainly attributable to the successful gathering of new assets, performance improvements in the client portfolios and higher performance fees.

Brokerage revenues of € 769 million increased € 102 million, or 15%, primarily due to strong customer demand for high-value products as well as higher transaction-based revenues as a result of improved market conditions. Brokerage revenues also benefited from net inflows of invested assets.

Revenues related to loans/deposits of € 165 million increased by € 32 million, or 24%, driven by higher volumes, particularly in our margin loan business.

Revenues from other products of € 431 million were € 99 million, or 30%, greater than in 2004 due to higher gains from the sale of investments, mainly in the Real Estate business, and an increase of € 49 million in net gains from the sale of businesses. Such gains totaled € 81 million in 2005 (UK-AM, € 68 million; PIC,€ 13 million) and € 32 million in 2004 (Australia-AM and PIC).

Noninterest expenses were € 3.3 billion in 2005, an increase of € 204 million, or 7%, from 2004. Most of the increase was due to restructuring charges, which increased from € 88 million in 2004 to € 220 million in 2005. The remaining increase in noninterest expenses was primarily driven by higher performance-related compensation. Partly offsetting these increases were lower severance payments and the effect of an intangible asset impairment loss of € 19 million in 2004.

The cost/income ratio was 85% in 2005, an improvement of 3 percentage points compared to 88% in 2004. Excluding restructuring charges, gains from the sale of businesses and the 2004 intangible asset impairment loss, the cost/income ratio decreased by 6 percentage points from 86% in 2004 to 80% in 2005. This improvement was mainly driven by the aforementioned revenue growth with noninterest expenses increasing at a lower rate.

Invested assets increased by € 25 billion to € 704 billion in 2005. Our Private Wealth Management Business Division gathered net new assets of € 11 billion across all major regions. Invested Assets in our Asset Management Business Division were essentially unchanged at € 536 billion at the end of 2005. Invested assets attributable to the sold UK- and Philadelphia-based Asset Management businesses amounted to € 77 billion at date of sale in 2005. Excluding the invested assets of the sold businesses, invested assets in Asset Management grew from € 458 billion in 2004 to € 535 billion in 2005. The increase of € 77 billion or 17% was due equally to market appreciation and foreign exchange rate developments, as well as net new assets of € 14 billion. In Germany, our mutual fund company DWS achieved record net inflows of € 9 billion in Germany and record funds under management of € 110 billion at year-end 2005. DWS continues to be the market leader in Germany with a 24% market share (as measured by the German Investment Association, BVI) and it remains one of the leading retail asset managers in Europe by size and investment performance. In 2005, DWS was awarded the Standard & Poor's Fund Award for the best-performing mutual fund company in Germany for the eleventh consecutive year.

Private & Business Clients Corporate Division

The following table sets forth the results of our Private & Business Clients (PBC) Corporate Division for the years ended December 31, 2005 and 2004, in accordance with our management reporting systems.

in € m. (except where indicated)	**2005**	2004
Net revenues:		
Portfolio/fund management	216	187
Brokerage	1,078	991
Loans/deposits	2,251	2,226
Payments, account & remaining financial services	842	898
Other	326	233
Total net revenues	**4,713**	**4,534**
Provision for credit losses:		
Provision for loan losses	342	270
Provision for off-balance sheet positions	(2)	(1)
Total provision for credit losses	**340**	**269**
Noninterest expenses[1]:		
Operating cost base	3,358	3,283
Policyholder benefits and claims	–	–
Minority interest	–	–
Restructuring activities	127	10
Goodwill impairment / impairment of intangibles	–	–
Total noninterest expenses[1]	**3,485**	**3,293**
Therein: Severance payments	17	50
Income before income taxes	**888**	**972**
Add (deduct):		
Net (gains) losses from businesses sold/held for sale	(9)	24
Restructuring activities	127	10
Goodwill impairment / impairment of intangibles	–	–
Underlying pre-tax profit	**1,006**	**1,006**
Cost/income ratio in %	74%	73%
Underlying cost/income ratio in %	71%	72%
Assets	86,554	78,930
Risk-weighted positions (BIS risk positions)	60,263	54,253
Average active equity[2]	1,707	1,681
Return on average active equity in %	52%	58%
Underlying return on average active equity in %	59%	60%
Invested assets (in € bn.)[3]	163	150
Loan volume (in € bn.)	74	69
Deposit volume (in € bn.)	66	63

[1] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
[2] See Note [27] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.
[3] We define invested assets as (a) assets we hold on behalf of customers for investment purposes and/or (b) client assets that are managed by us. We manage invested assets on a discretionary or advisory basis, or these assets are deposited with us.

Income before income taxes of € 888 million in 2005 was € 84 million lower than in 2004, largely due to an increase in restructuring charges of € 117 million to € 127 million in 2005. Both years included results from the sale of businesses. A loss of € 24 million in 2004 was related to the disposal of DB Payments. In 2005, the sale of the private banking business in the Netherlands resulted in a gain of € 9 million. Excluding restructuring activities and results from the sale of businesses, income before income taxes of € 1 billion matched the record level of 2004, as revenue growth offset higher noninterest expenses and an increased provision for credit losses.

Net revenues of € 4.7 billion increased by € 179 million or 4% compared to 2004 despite modest GDP growth in Germany and Italy, PBC's core markets, as well as exceptional market conditions for insurance brokerage in Germany in 2004 following changes in tax legislation.

Portfolio/fund management revenues and brokerage revenues were the key drivers of the growth in 2005. These revenues increased by € 29 million and € 87 million, respectively. The improvements reflected successful placements of investment products, such as the Kompass Life Funds and other innovative investment products, as well as higher transaction-based flow revenues.

Loans/deposits revenues increased by € 24 million, driven by higher loan volumes reflecting PBC's strategy of growing consumer lending. Revenues attributable to deposits decreased due to margin pressure in a very competitive environment, especially in Germany.

Payments, account and remaining financial services revenues decreased by € 56 million, due to the aforementioned increase from tax legislation on insurance brokerage in 2004, in part offset by higher revenues from payment services in 2005.

Revenues from other products of € 326 million in 2005 increased by € 93 million compared to 2004, primarily due to improved results from asset and liability management activities as well as the effect from the sale of businesses described above.

Provision for credit losses increased by € 71 million, or 26%, to € 340 million in 2005 reflecting the growth in consumer lending and lower values realized on real estate collateral supporting distressed loans, especially in Germany.

Noninterest expenses of € 3.5 billion were € 191 million higher than in 2004, primarily due to the € 117 million increase in restructuring charges. Excluding restructuring charges, the rise in costs was due to investments in growing the business, including the launch of branch banking in India, the extension of the branch network in Poland, as well as the expansion of the sales forces in Germany, Italy and Spain.

The cost/income ratio increased slightly by 1 percentage point to 74% in 2005, driven by the aforementioned higher restructuring charges. Excluding restructuring charges and the impact of business disposal results, the cost/income ratio improved from 72% in 2004 to 71% in 2005.

Invested assets of € 163 billion at the end of 2005 grew by € 13 billion or 9%. The increase was attributable to both market appreciation and net inflows.

Corporate Investments Group Division

The following table sets forth the results of our Corporate Investments Group Division for the years ended December 31, 2005 and 2004, in accordance with our management reporting systems.

in € m. (except percentages)	2005	2004
Net revenues	**1,229**	**621**
Therein: Net interest and trading revenues	37	118
Provision for credit losses:		
Provision for loan losses	–	19
Provision for off-balance sheet positions	–	–
Total provision for credit losses	**(1)**	**19**
Noninterest expenses[1]:		
Operating cost base	181	414
Minority interest	(2)	(1)
Restructuring activities	2	3
Goodwill impairment / impairment of intangibles	–	–
Total noninterest expenses[1]	**181**	**416**
Therein: Severance payments	–	1
Income before income taxes	**1,049**	**186**
Add (deduct):		
Net (gains) losses from businesses sold/held for sale	–	(38)
Significant equity pick-ups/net (gains) losses from investments	(156)	(148)
Net (gains) losses on securities available for sale/ industrial holdings including hedging	(801)	(176)
Net (gains) losses on sale of premises	(57)	(20)
Restructuring activities	2	3
Goodwill impairment / impairment of intangibles	–	–
Underlying pre-tax profit (loss)	**37**	**(194)**
Cost/income ratio in %	15%	67%
Underlying cost/income ratio in %	84%	174%
Assets	15,025	16,442
Risk-weighted positions (BIS risk positions)	7,448	10,242
Average active equity[2]	3,047	3,933
Return on average active equity in %	34%	5%
Underlying return on average active equity in %	1%	(5)%

[1] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
[2] See Note [27] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Our Corporate Investments Group Division reported an *income before income taxes* of € 1.0 billion in 2005 compared to an income before income taxes of € 186 million in 2004.

Net revenues were € 1.2 billion in 2005, an increase of € 609 million compared to 2004. Net revenues in 2005 included net gains of € 801 million on sales of securities available for sale and from our industrial holdings portfolio. The largest gains, totaling € 666 million, resulted from sales which further reduced our investment in DaimlerChrysler AG from 10.4% to 4.4%. The sale of our stake in Südzucker AG, the partial sale of HCL Technologies Ltd., and the sale of some smaller investments also contributed to the overall net gains on securities available for sale and our industrial holdings portfolio in 2005. Net revenues in 2004 included net gains of € 176 million on sales of securities available for sale and from our industrial holdings portfolio. The largest transaction was the reduction of our investment in DaimlerChrysler AG from 11.8% to 10.4%, which resulted in a net gain of € 118 million. The reduction of our investment in DEUTZ AG from 10.5% to 4.5% and the sale of our investments in Fresenius AG and Motor-Columbus AG also contributed to the overall net gains on securities available for sale and our industrial holdings portfolio in 2004.

Net revenues in 2005 also included net gains of € 57 million from the disposal of premises and net gains of € 156 million from significant equity method and other investments, including a € 44 million gain from the reduction of our stake in EUROHYPO AG.

In 2004, net revenues included net gains of € 38 million from sold businesses related to our remaining North American commercial and consumer finance business. Net revenues in 2004 also reflected net gains of € 20 million from the disposal of premises and net gains of € 148 million from significant equity method and other investments, including a € 52 million gain from the sale of our 49% stake in DSI Financial Solutions Pte Ltd.

Excluding these items, the remaining variance between net revenues in 2005 and 2004 was mainly attributable to lower dividend income from our reduced industrial holdings portfolio and revenues subsequent to the sale of businesses.

Total *noninterest expenses* decreased in 2005 to € 181 million from € 416 million in 2004. The savings primarily resulted from a reduction in vacant office space costs, which amounted to € 173 million in 2004 compared to € 14 million in 2005. Noninterest expenses in 2005 also decreased as a result of business sales in prior periods.

At year-end 2005, the alternative assets portfolio of the Corporate Investments Group Division had a carrying value of € 1.4 billion, of which 36% was private equity direct investments, 26% was real estate investments and 38% was private equity indirect and other investments. This compares to a value at year-end 2004 of € 1.6 billion. We continue to monitor portfolio values on a quarterly basis to determine if valuation adjustments, including potential impairments, are necessary.

Other Financial Information

Liquidity and Capital Resources

Liquidity and capital are managed by Group Treasury. At the group level and on a consolidated basis this is the responsibility of Corporate Treasury, whereby regional treasuries manage liquidity and capital locally in each region. The allocation of financial resources (capital, liquidity, balance sheet limits) in general and capital in particular favors business portfolios with the highest positive impact on our profitability and shareholder value. As a result, Corporate Treasury periodically reallocates available capital among business portfolios.

Corporate Treasury develops and implements our capital strategy including the issuance and repurchases of shares. We are committed to maintain our sound capitalization. Overall capital demand and supply are constantly monitored and adjusted, if necessary, to meet the need for capital from various perspectives. These include book equity based on U.S. GAAP accounting standards, regulatory capital based on BIS and economic risk driving the capital usage of the business portfolios, commonly called economic capital. Our target for the BIS Tier I capital ratio is to stay within an 8-9% target range.

Milestones in capital management in 2005 were the completion of the third share buy-back program and the start of a fourth program. Under the third program, which was completed in April 2005, 45.5 million shares were repurchased. Based on the authority to buy back up to 10% of total shares issued, which was granted at the 2005 Annual General Meeting and expires at the end of October 2006, the fourth buy-back program was launched in July 2005. The program serves equity-based compensation programs and allows us to return excess capital to shareholders. Buy-backs were mainly funded from surplus capital and current earnings. As of December 31, 2005, 16.1 million shares (approximately 2.9% of our share capital) were repurchased under the fourth program. In total, 35.5 million shares were repurchased in 2005 under our share buy-back programs.

In 2005, we issued € 0.9 billion hybrid Tier I capital. Total outstanding hybrid Tier I capital as of December 31, 2005 amounted to € 3.6 billion.

While the funding plan and liquidity risk at the group level are managed centrally, the issuance of liability products in accordance with the funding plan and all other measures related to the mitigation of liquidity risk are executed by our regional treasuries. Group Treasury controls the demand for liquidity through limits on unsecured funding and caps on daily maximum cash outflows. Furthermore, investor concentration and liability roll-off reports are prepared to analyze the sources of funds and to identify trends within our refinancing base. This information allows for adjustments with respect to our funding strategy. In total, Treasury issued approximately € 15 billion of capital market instruments in various currencies and regions in 2005.

Treasury applies stress testing to all local liquidity profiles to quantify the potential effects of developments unfavorable to our funding capability. The stress testing covers expected cash flows and the salability of trading assets under various adverse scenarios including systemic shocks as well as unfavorable rating changes.

The allocation and re-allocation of resources such as capital, the determination of the appropriate limits for unsecured funding as well as other resource issues are framed by the Asset and Liability management process. The Group Asset and Liability Committee (Group ALCO), on which all corporate divisions and Group Treasury are represented, has the responsibility to balance group-wide business needs with resource availability. In particular, the Group ALCO makes proposals to our Management Board with respect to decisions on financial resources, including the allocation of capital and liquidity to the divisions.

Most of our subsidiaries are subject to legal and regulatory capital requirements as well as minimum liquidity thresholds. Local ALCOs attend to those needs under the stewardship of regional treasuries. Furthermore they safeguard compliance with requirements such as restrictions on dividends allowable for remittance to Deutsche Bank AG or on the ability of our subsidiaries to make loans or advances to the parent bank. See "Item 4: Information on the Company-Regulation and Supervision." In developing, implementing and testing our liquidity and capital strategy, we take such legal and regulatory requirements into account and seek to ensure that the attendant requirements are not likely to have a material impact on our ability to meet our expected cash obligations. In our opinion, our working capital is sufficient for our present requirements.

For a detailed discussion of our liquidity risk management, see our Risk Report.

Pension Plans

We have a global policy for determining the significant assumptions and estimates that are applied to our pension and other employee benefit plans. These assumptions and estimates are measurable against market factors, or equivalents where market factors are not available. As stated in Note [24] to our consolidated financial statements, "Pension and Other Employee Benefit Plans", below are the significant assumptions and estimates related to our pension plans.

The discount rate is determined on the basis of yields to maturity of AA-rated corporate bond indices of the same currency, similar duration of the liability, and representing sufficient depth of market. Alternatively, benchmark government bonds are used for countries where sufficient depth of AA-corporate bond markets is not available. In cases of significant differences between the published bond duration and the calculated duration of the obligation, an adjustment is made equal to this difference multiplied by the slope of the yield curve. No such adjustment was made in the Eurozone, the UK and the U.S. The resulting discount rate was rounded to the nearest multiple of 10 basis points. At December 31, 2005, the average discount rate used to measure our pension obligations (Projected Benefit Obligation (PBO) and Accumulated Benefit Obligation (ABO)) was 4.3%. In determining our pension expense for the year ended December 31, 2005, an average discount rate of 5.0% (i.e., the December 31, 2004 rate) was applied. The respective average discount rates for the Defined Benefit Postretirement Plans were 5.4% as of December 31, 2005 and 5.7% for determining the expected expense for 2005.

The expected return on our defined benefit pension plans' assets is calculated by applying a risk premium, which reflected the inherent risks associated with each relevant asset category, over a risk-free return. Using this so-called "building block" approach globally ensures that we have a consistent framework in place. In addition, it allows sufficient flexibility for changes that must be made to reflect specific local conditions. The average expected return on plan assets for the net periodic benefit expense for 2005 (NPBC 2005) was 5.0%. The determination of the expected return on plan assets for 2006 was based on the actual asset allocation as of the measurement date. The ten-year government fixed interest bond yield for the country in which each plan is located was used as the basis for the risk-free return, taking into account the duration of the bonds held compared to the ten-year benchmark. The additional return for debt securities was calculated by reference to the mix of debt securities in each plan. For cash, we estimated the expected return to be equivalent to the market yield on three-month treasury instruments for the applicable country. The average expected return for the 2006 NPBC is 4.4%.

The long term price inflation assumption is set by reference to region-specific consensus indices (published in October) adjusted where necessary to extend the duration. Salary increases are expressed as a percentage over this base inflation assumption. Other assumptions, such as mortality tables, were set by us in consultation with our local actuaries.

We made contributions of € 521 million and € 310 million to our defined benefit pension plans for the fiscal years 2005 and 2004, respectively. These contributions were funded with cash from operations and were recorded as a component of prepaid pension benefit cost (€ 1,365 million at December 31, 2005 and € 1,094 million at December 31, 2004) in our consolidated balance sheet.

The contributions were determined by considering several factors (e.g., ratio of fair value of plan assets to respective Projected Benefit Obligations, funding requirements in accordance with the Employee Retirement Income Security Act of 1974 (ERISA)). No minimum ERISA contributions were required for our U.S. pension plan.

Our funding policy is to ensure a proper coverage of the PBO by plan assets for our funded plans. Any obligation for our unfunded plans was accrued for accordingly and is funded when paid to the beneficiaries.

Our principle is to finance pension plans using external financing vehicles (e.g., trusts, insured arrangements) unless circumstances justify an exception, for example where it would not comply with legislation or be tax inefficient. The goal is to maintain a financing level within a range of 90% to 110% of the obligation and to spread the deficit or surplus over 5 years (i.e., to return to the target level of 100%).

The net periodic benefit expense for the year ended 2005 was determined by external local actuaries and based on certain estimates and market-related assumptions as of January 1, 2005 (e.g. discount rates, expected return on plan assets etc.). The current service element was subsequently revised for the effects of curtailments in the UK, Japan and Germany. This process was reviewed by our independent global actuary.

The downward market trends in discount rates and the expected return on assets will result in an increase in the P/L charge in 2006. We anticipate an increase in expenses of approximately 7% for our Defined Benefit Plans (2005 NPBC: € 301 million) and approximately 25% for our Defined Postretirement Schemes (2005 NPPBC: € 16 million) in the U.S. and the UK.

The unrecognized actuarial gains on the plan assets and the losses on the PBO for our funded pension schemes amounted to a total of € 1,058 million as of December 31, 2005. Following the corridor approach we generally amortize, as part of the net periodic benefit cost, the excess of the corridor (10% of the higher of Projected Benefit Obligation (PBO) or the Fair Value of Plan Assets) over the average future service periods (approximately 12 years). The loss amortized for our Defined Benefit Pension Plans was € 40 million for fiscal year 2005 and € 61 million for fiscal year 2004. The losses amortized for the Defined Postretirement Pension Plans were € 1 million for fiscal year 2005 (2004: –). The amortization period for these losses is the average remaining life expectancy of approximately 9 years.

In 2006, we will record expenses of € 69 million for the Defined Benefit Pension Plans and € 3 million for the Defined Benefit Postretirement Plans.

Our goal is to match the maturity profiles of the assets and liabilities and to reduce the future volatility of pension expense and funding status of the plans, reducing the exposure to the equity market. This has been achieved over a period of time with a reduction of the portfolio's equity exposure to 17% in 2004. Our pension plan investment strategy is unchanged since 2004. Due to this strategy, the expected return on assets was based on the following allocation.

	Target allocation	Percentage of plan assets	
	Dec 31, 2006	**Dec 31, 2005**	Dec 31, 2004
Asset category:			
Equity securities	15%	17%	17%
Debt securities	75%	71%	73%
Real Estate and other	10%	12%	10%
Total	**100%**	**100%**	**100%**

The asset allocation of each of our pension plans is reviewed regularly.

Given this strategy, it is expected that the earnings volatility from the assets will be reduced and that earnings variations on the assets will be offset by compensating movements in the obligation. Deviations between the expected return and the actual return are usual and sometimes material (for example, our expected return on plan assets for fiscal year 2005 was € 391 million, whereas the actual return was € 1.3 billion). For fiscal year 2005, this deviation was nearly compensated by the decline in the discount rate. There is no material discretionary funding expected at this point in time because the funded status of our Defined Benefit Schemes is positive.

Our primary investment objective is to have a low volatility of the funded status and downside protection. Within this, the goal is to achieve the highest return consistent with a defined risk tolerance, in order to ensure that pension costs are not a competitive disadvantage.

Off-balance Sheet Arrangements with Unconsolidated Entities

We carry out certain business activities via arrangements with unconsolidated entities. We may provide financial support or otherwise be exposed to risks of loss as a result of these arrangements, typically through guarantees that we provide or subordinated retained interests that we hold. The purposes, risks, and effects of these arrangements are described below. Also, see Note [30] to the consolidated financial statements for disclosure of total outstanding guarantees and lending-related commitments entered into in the normal course of business which give rise to off-balance sheet credit risk.

We provide financial support related to off-balance sheet activities chiefly in connection with asset securitizations, commercial paper programs, commercial real estate leasing vehicles and guaranteed value mutual funds that we manage and that we do not consolidate. With the adoption of FIN 46 and FIN 46(R), some of the vehicles related to these activities have been consolidated and some remain unconsolidated. See Note [2] to the consolidated financial statements for further information regarding the adoption of FIN 46 and FIN 46(R). We are addressing only the unconsolidated portion of these activities in this section. See Note [9] to the consolidated financial statements for financial information regarding both the consolidated and unconsolidated portions of these activities.

We may provide financial support in connection with asset securitizations by retaining a subordinated interest in the assets being securitized. In an asset securitization, we sell financial assets to a securitization vehicle that funds its purchase by issuing debt (asset-backed securities) to investors. We have no control over the securitization vehicle after the sale, and our creditors and we have no claim on the assets that we have sold. Similarly, the investors and the securitization vehicle have no recourse to our other assets if the loans go into default. Asset-backed securities are attractive to investors in what is a deep and liquid market that lowers borrowing costs and increases credit availability to businesses and to consumers.

The securitization vehicles we use in these transactions pose limited liquidity risks since the payments to investors are directly tied to the payments received from the vehicles' assets and are unaffected by changes in our own credit rating or financial situation. A sudden drop in investor demand for asset-backed securities could cause us to restrict our lending thereafter for the types of loans we typically securitize, but we are not dependent on securitizations as a source of funding and such a market shift would not pose any significant additional liquidity risk not already considered in our risk analyses. To the extent we hold senior or subordinated debt issued by a securitization vehicle we have credit risk that is considered as part of our credit risk assessments or market valuations. Note [9] to the consolidated financial statements provides additional information regarding the extent of our retained interests in securitizations and the volume of our asset securitization activities.

Commercial paper programs represent a way for third parties to securitize their financial assets. In commercial paper programs, we do not securitize any of our own financial assets, but act as administrative agent. As administrative agent, we facilitate the sale of loans, other receivables, or securities from various third parties to an unconsolidated special purpose entity. We may also facilitate the transfer of the loans and securities that represent collateral provided by the third parties in return for loans granted by the unconsolidated entity. The entity then issues collateralized commercial paper to the market. In these situations, the commercial paper issuer is restricted from purchasing assets from or making loans to us. Rating agencies typically rate such commercial paper in the highest short-term category because of the collateral and credit support normally provided by a financial institution.

Unlike securitization vehicles, commercial paper programs do pose liquidity risk since the commercial paper issued is short-term whereas the issuer's assets are longer term. We take on this risk whenever we provide a liquidity support facility to the issuer. In 2003, a methodology to incorporate these contingent liabilities in our liquidity risk framework (including stress testing) was developed and approved by the Group Asset and Liability Committee.

We may also guarantee the assets of the issuer as part of the facility, giving us secondary credit risk with the first loss taken by the third parties who sold their assets to the entity.

We sponsor commercial real estate leasing vehicles and closed-end funds where third party investors essentially provide senior financing for the purchase of commercial real estate, which is leased to other third parties. We typically provide subordinated financing, which exposes us to real estate market risk, and we receive fees for our administrative services.

In the case of guaranteed value mutual funds managed by ourselves, the value of the mutual funds units is being guaranteed. These mutual funds are investment vehicles that were established to provide returns to investors in the vehicles.

The extent of the financial support we provide for certain of the arrangements described above is disclosed in Note [9] to the consolidated financial statements in the disclosure of the Group's maximum exposure to loss as a result of its involvement with unconsolidated variable interest entities in which the Group holds a significant variable interest. The risks from these arrangements are included in our overall assessments of credit, liquidity and market risks.

Tabular Disclosure of Contractual Obligations

The table below shows the cash payment requirements from specified contractual obligations outstanding as of December 31, 2005.

Contractual obligations in € m.	Payment due by period Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Long-term debt obligations	113,554	14,877	22,782	27,681	48,214
Capital (finance) lease obligations	964	109	318	93	444
Operating lease obligations	3,125	484	839	618	1,184
Purchase obligations	2,944	548	1,106	769	521
Long-term deposits	28,256	–	8,028	6,156	14,072
Other long-term liabilities	5,869	927	2,025	758	2,159
Total	**154,712**	**16,945**	**35,098**	**36,075**	**66,594**

Operating lease obligations exclude the benefit on noncancelable sublease rentals of € 388 million. Purchase obligations reflect minimum payments due under long-term real-estate-related obligations, and long-term outsourcing agreements. Long-term deposits exclude contracts with a remaining maturity of less than one year. Other long-term liabilities consist primarily of obligations to purchase common shares, and insurance policy reserves which are classified in the "More than 5 years" column since the obligations are long term in nature and actual payment dates cannot be specifically determined. See the following notes to the consolidated financial statements for further information: Note [11] regarding lease obligations, Note [15] regarding deposits, Note [17] regarding long-term debt and Note [18] regarding obligation to purchase common shares.

Long-Term Credit Ratings

We believe that maintaining our credit quality is a key part of the value we offer to our clients, bondholders and shareholders. Below are our long-term credit ratings.

	Dec 31, 2005	Dec 31, 2004
Moody's Investors Service, New York[1]	Aa3	Aa3
Standard & Poor's, New York[2]	AA–	AA–
Fitch Ratings, New York[3]	AA–	AA–

[1] Moody's defines the Aa3 rating as denoting bonds that are judged to be high quality by all standards. Moody's rates Aa bonds lower than the best bonds (which it rates Aaa) because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat greater than Aaa securities. The numerical modifier 3 indicates that Moody's ranks the obligation in the lower end of the Aa category.

[2] Standard and Poor's defines its AA rating as denoting an obligor that has a very strong capacity to meet its financial commitments. The AA rating is the second-highest category of Standard and Poor's ratings. Standard and Poor's notes that an AA rated obligor differs from the highest rated obligors only in small degree. The minus sign shows relative standing within the AA rating category.

[3] Fitch Ratings defines its AA rating as very high credit quality. Fitch Ratings uses the AA rating to denote a very low expectation of credit risk. According to Fitch Ratings, AA-ratings indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events. Category AA is Fitch Ratings second-highest rating category.

As of the date of this document, there has been no change in any of the above ratings.

Each rating reflects the view of the rating agency only at the time it gave us the rating, and you should evaluate each rating separately and look to the rating agencies for any explanations of the significance of their ratings. The rating agencies can change their ratings at any time if they believe that the circumstances so warrant. You should not view these long-term credit ratings as recommendations to buy, hold or sell our securities.

Balance Sheet Development

The table below shows information on the balance sheet development.

in € m.	2005	2004
Total assets	992,161	840,068
Central Bank funds sold and securities purchased under resale agreements	130,993	123,921
Trading assets	448,393	373,147
Loans, net	151,355	136,344
Deposits	380,787	320,796
Trading liabilities	194,347	169,606
Long-term debt	113,554	106,870
Total shareholders' equity	29,936	25,904
Tier I risk-based capital (BIS)	21,898	18,727
Total risk-based capital (BIS)	33,886	28,612

The Group's total assets at the end of the year were € 992.2 billion, an increase compared to the previous year of € 152.1 billion, or 18% (2004: € 840.1 billion). The development of exchange rates, in particular the U.S. dollar, contributed significantly to the increase in total assets.

The growth in total assets was largely the result of growth in trading assets by € 75.2 billion, to € 448.4 billion, reflecting the expansion of our business with structured high-value products. Securities borrowed increased by € 35.5 billion, to € 101.1 billion, and central bank funds sold and securities purchased under resale agreements grew by € 7.1 billion, to € 131.0 billion. In addition, loans rose by € 15.0 billion, to € 151.4 billion. This increase resulted from the expansion of the profitable consumer finance business in PCAM and higher loans to business and corporate clients in CIB. In other assets, loans held for sale increased by € 17.3 billion, to € 25.5 billion, due mainly to the strong growth of this business in North America, with the claims acquired in the course of our securitization activities or originated in our loan business.

The increase in total liabilities stemmed, to a considerable extent, from the growth of € 60 billion in deposits, which totalled € 380.8 billion at the end of the year. This was primarily caused by a rise of € 54.3 billion in interest-bearing deposits at our non-German offices. Certificates of deposit with remaining maturities of up to one year at our non-German offices increased by € 19.0 billion, other short-term time deposits outside Germany with remaining maturities of up to three months rose by € 20.7 billion. Furthermore, liabilities from central bank funds purchased and securities sold under repurchase agreements grew by € 38.2 billion, to € 143.5 billion. Securities loaned rose by € 11.7 billion, to € 24.6 billion, and trading liabilities increased by € 24.7 billion, to € 194.3 billion. Our long-term debt (including financial instruments at fair value) increased by € 6.7 billion, to € 113.6 billion. Although new long-term bonds and notes (including index certificates) for € 44.6 billion were issued, the resulting rise in our long-term debt was partly offset by early repayments, repurchases and bond repayments totaling € 39.8 billion.

Group shareholders' equity increased in 2005 by € 4.0 billion, or 16%, to € 29.9 billion. The main contributors to this were net income of € 3.5 billion, positive effects of exchange rate changes (especially the U.S. dollar) amounting to € 1.1 billion and higher unrealized gains on securities available for sale (€ 0.7 billion). Furthermore, the increased reserves for share awards (€ 0.6 billion) and the issuance of common shares in connection with employee stock option programs (€ 0.4 billion) had positive effects on shareholders' equity. These factors were partly offset by items reducing shareholders' equity, including share buybacks (€ 1.8 billion), the cash dividend paid for the 2004 financial year (€ 0.9 billion) and the increased obligation to purchase common shares (€ 0.4 billion).

Total regulatory capital in accordance with the recommendations of the Basel Committee on Banking Supervision increased in 2005 by € 5.3 billion, to € 33.9 billion. Of this growth € 3.1 billion is attributable to core capital. Changes included the aforementioned developments in net income, exchange rate changes, share awards, employee stock option programs, share buybacks and obligations to purchase common shares. Other factors on core capital are accrued dividends (deduction of

€ 1.3 billion), an increased goodwill/intangible deduction (€ 0.9 billion), as well as changes, totalling € 1.9 billion, in the regulatory adjustment relating to securities available for sale, in hybrid capital components in the regulatory group of consolidated companies and in other items. Supplementary capital increased primarily due to new issuances of subordinated liabilities.

Employees and Social Responsibility

Employees

As of December 31, 2005, we employed a total of 63,427 staff members as compared to 65,417 as of December 31, 2004. We calculate our employee figures on a full-time equivalent basis, meaning we include proportionate numbers of part-time employees.

The following table shows our numbers of full-time equivalent employees as of December 31, 2005, and 2004.

Employees[1]	**Dec 31, 2005**	Dec 31, 2004
Germany	26,336	27,093
Europe (outside Germany)[2]	18,444	19,538
Asia-Pacific	7,169	6,458
North America[3]	11,134	11,954
South America	345	374
Total employees	**63,427**	**65,417**

[1] *Full-time equivalent employees.*
[2] Includes a small number of employees in Africa.
[3] Primarily the United States.

The number of our employees decreased by 1,990 to 63,427 during the year. In the course of implementing the global BRP, we completed approximately 5,900 employee departures and notifications as of December 31, 2005 out of the announced 6,400. This reduction was offset by some of our growth initiatives in other parts of our businesses.

The proportion of employees working in Germany as a percentage of our total staff remained essentially the same at 41.5%.

Corporate Citizenship

The assumption of social responsibility is a prerequisite for the generation of value for shareholders. As a good corporate citizen, we are more than glad to accept our responsibility for our society. We are committed to improving educational prospects for young people and are there to provide assistance to victims of natural disasters that often affect entire regions. We consider it our duty to support our employees in various ways in their active social commitment. Boosted by good results, expenditure on Deutsche Bank's commitment to society and its worldwide foundations was increased from almost € 73 Mio in 2004 to just short of € 90 Mio in 2005.

For more information see our Corporate Social Responsibility Report that can be downloaded at our website http://www.db.com/csr/en/index.html.

Subsequent Events

In 2005, grundbesitz-invest ("Grundbesitz"), an open-end property fund sponsored and managed by a subsidiary of ours, temporarily suspended the issuance and redemption of its share units pending an extraordinary revaluation of its real estate assets. The suspension was deemed necessary to protect unit holders and to ensure equal treatment for current and potential investors. In light of the extraordinary nature of the temporary closure, we are committed to compensate certain unit holders for any loss in value due to the revaluation, including by direct payments to certain unit holders who, taking into account the purchase price of their share units and earnings distributions received, would incur a loss due to the revaluation of the properties, and by other indirect compensation. Grundbesitz re-opened for issuance and redemption on March 3, 2006. We committed to support Grundbesitz's liquidity upon its re-opening by various means, which may include offering to purchase its units from time to time, at prevailing redemption prices. At the end of the first quarter 2006, we will evaluate whether we must consolidate Grundbesitz based on the extent of our exposure to it at that time. For the year ended December 31, 2005, we recorded provisions of € 203 million representing the estimated direct and indirect compensation costs mentioned above.

Significant Accounting Policies and Critical Accounting Estimates

We have prepared our consolidated financial statements in accordance with U.S. GAAP. Our significant accounting policies, as described in Note [1] to the Consolidated Financial Statements, are essential to understanding our reported results of operations and financial condition. Certain of these accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on our financial condition, changes in financial condition or results of operations. Critical accounting estimates could also involve estimates where management could have reasonably used another estimate in the current accounting period. Actual results may differ from these estimates if conditions or underlying circumstances were to change.

We review the selection of these policies and the application of these critical accounting estimates with our Audit Committee. We have identified the following significant accounting policies that involve critical accounting estimates:

- Fair value estimates,
- allowance for loan losses,
- impairment of assets other than loans,
- deferred tax assets valuation allowance,
- legal, regulatory and tax contingencies.

For more information on critical accounting estimates, see the respective section of our Form 20-F filed March 23, 2006.

Recent Accounting Developments

FSP FAS 109-2

In December 2004, the FASB issued Staff Position No. 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" ("FSP FAS 109-2"). The Act, which was signed into law in the U.S. on October 22, 2004, provides for, among other things, a reduced rate of U.S. tax on dividends received from foreign subsidiaries of U.S. taxpayers. FSP FAS 109-2 provides additional time beyond the financial reporting period of the enactment to evaluate the effects of this provision of the Act for purposes of applying SFAS No. 109, "Accounting for Income Taxes." We do not intend to repatriate any earnings from foreign subsidiaries in accordance with the provisions of the Act and thus FSP FAS 109-2 did not have an impact on our consolidated financial statements.

SOP 03-3

In December 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer" ("SOP 03-3"). SOP 03-3 addresses the accounting for differences between contractual and expected cash flows for loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. The SOP prohibits the creation of an allowance for loan losses in the initial accounting for all loans within its scope. The SOP also limits the income that can be recognized and specifies the accounting for future changes in expected cash flows on the acquired loans or securities. SOP 03-3 is effective for loans or debt securities acquired in fiscal years beginning after December 15, 2004. The adoption did not have a material impact on our consolidated financial statements.

SFAS 155

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments" ("SFAS 155"). SFAS 155 allows any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" to be carried at fair value in its entirety, with changes in fair value recognized in earnings. In addition, SFAS 155 requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or contain an embedded derivative. SFAS 155 also eliminates a prior restriction on the types of passive derivatives that a qualifying special purpose entity is permitted to hold. SFAS 155 is applicable to new or modified financial instruments in fiscal years beginning after September 15, 2006, though the provisions related to fair value accounting for hybrid financial instruments can also be applied to existing instruments. Early adoption, as of the beginning of an entity's fiscal year, is also permitted, provided interim financial statements have not yet been issued. We are currently evaluating the potential impact, if any, that the adoption of SFAS 155 will have on our consolidated financial statements.

EITF 05-5

In June 2005, the FASB ratified the consensus reached in EITF Issue No. 05–5, "Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements)" ("EITF 05–5"). EITF 05–5 addresses the timing of recognition of salaries, bonuses and additional pension contributions associated with certain early retirement arrangements typical in Germany (as well as similar programs). The EITF also specifies the accounting for government subsidies related to these arrangements. EITF 05–5 is effective in fiscal years beginning after December 15, 2005. The adoption of EITF 05–5 is not expected to have a material impact on our consolidated financial statements.

SFAS 154

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"). SFAS 154 replaces APB Opinion No. 20, "Accounting Changes" ("APB 20") and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changes the requirements for the accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods' financial statements for voluntary changes in accounting principle and for changes required by new accounting pronouncements that do not include specific transition provisions, unless such application is impracticable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 will depend on the accounting change, if any, in a future period.

EITF 03-1, FSP EITF 03-1-1 and FSP FAS 115-1 and FAS 124-1

In March 2004, the FASB ratified the consensus reached in EITF Issue No. 03–1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03–1"). The decisions established a common approach to evaluating other-than-temporary impairment for equity securities accounted for at cost, and debt and equity securities available for sale. In September 2004, the FASB issued a final FASB Staff Position, No. EITF 03–1–1 ("FSP EITF 03–1–1"), which delayed the effective date for the measurement and recognition guidance included in EITF 03–1. The disclosure requirements under EITF 03–1 were effective beginning December 31, 2004.

In June 2005, the FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment, but directed its staff to issue FSP FAS 115–1 and FAS 124-1. The final FSP FAS 115–1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," was issued in November 2005 and nullified certain provisions of EITF 03-1. FSP FAS 115-1 and FAS 124-1 require reference to existing accounting guidance when assessing whether impairment is other-than-temporary.

FSP EITF 03-1-1, and hence the delay of the effective date for the measurement and recognition guidance included in EITF 03–1, was superseded with the final issuance of FSP FAS 115–1 and FAS 124-1, which is effective for fiscal years beginning after December 15, 2005. The adoption of FSP FAS 115–1 and FAS 124-1 is not expected to have a material impact on our consolidated financial statements.

SFAS 123 (Revised 2004)

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"). SFAS 123(R) replaces SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". The new standard requires companies to recognize compensation cost relating to share-based payment transactions in their financial statements. That cost is to be measured based on the fair value of the equity or liability instruments issued. Starting January 1, 2003, we accounted for our share-based compensation awards under the fair value method prescribed under SFAS 123. The method was applied prospectively for all employee awards granted, modified or settled after January 1, 2003. Currently, we use a Black-Scholes option pricing model to estimate the fair value of stock options granted to employees and expect to continue to use this option valuation model upon the adoption of SFAS 123(R). SFAS 123(R) also includes some changes regarding the timing of expense recognition, the treatment of forfeitures and the re-measurement of liability classified awards at their current fair value. SFAS 123(R) indicates that it is effective for reporting periods beginning after June 15, 2005.

In March 2005, the SEC released Staff Accounting Bulletin No. 107, "Share-Based Payment" ("SAB 107"), which provides interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations. It also provides the SEC staff's views regarding valuation of share-based payment arrangements. In April 2005, the SEC amended the compliance dates for SFAS 123(R), to allow companies to implement the standard at the beginning of their next fiscal year, instead of the next reporting period beginning after June 15, 2005. Accordingly, the Group adopted SFAS 123(R) effective January 1, 2006. For transition purposes, the Group elected the modified prospective application method. Under this application method, FAS 123(R) applies to new awards and to awards modified, repurchased, or cancelled after the required effective date.

Upon adoption in 2006, the Group recognized a gain of € 42 million, net of taxes, as a cumulative effect of a change in accounting principle. This effect relates to an adjustment of accrued compensation costs, which under SFAS 123(R) are required to be based on the estimated number of share-based payment awards to vest, with consideration of expected forfeitures. Under SFAS 123, the Group had accounted for forfeitures on an actual basis, and therefore had reversed compensation expense in the period an award was forfeited. Compensation expense for future awards granted in relation to annual bonuses, but which include a vesting period, will no longer be recognized in the applicable performance year as part of compensation earned for that year.

Prior to the adoption of SFAS 123(R), the Group had recognized compensation cost for all awards granted as a retention incentive over the vesting period. With the adoption of SFAS 123(R), the Group will be accelerating the expense accrual for future grants which, due to early retirement provisions, are determined to include a nominal, but nonsubstantive service period. For existing awards, the accounting remains unchanged.

If compensation expense for such awards had previously been recognized on an accelerated basis, the additional compensation expense recognized for the years ended December 31, 2005, 2004 and 2003 would have been € 101 million, € 177 million and € 130 million, respectively.

On November 10, 2005, the FASB released the final FASB Staff Position No. FAS 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards" ("FSP FAS 123(R)-3"), which provides a practical transition election related to the calculation of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of FAS 123(R) (that is, the additional paid-in-capital (APIC) pool). The Group is in the process of evaluating the alternatives made available by the FSP to calculate its APIC pool.

IFRS

Regulations regarding IFRS. In accordance with EU and German regulations, we will adopt International Financial Reporting Standards (IFRS) in our consolidated financial statements filed with the EU and German regulatory authorities for fiscal years starting January 1, 2007 (with 2006 comparative figures).

We will also adopt IFRS as our basis of reporting in SEC filings. Financial statements prepared according to IFRS are accepted in SEC filings provided a reconciliation between U.S. GAAP and IFRS net income and shareholders' equity is disclosed as supplemental information.

IFRS project. We commenced preparations for the conversion to IFRS in 2004. A dedicated project team was assembled and separate work streams were established to handle the various aspects of the conversion. The objective of the project is to ensure a structured and well-considered approach to implementation. The project involves all business areas and group functions.

The project began with the identification of the differences between U.S. GAAP and IFRS to determine the key financial, business and system impacts. Accounting decisions were made where IFRS offers accounting choices. In addition, technical guidance was provided to business areas and group functions to ensure accurate and consistent application. This is in the process of being documented in an accounting and reporting manual.

In 2005, we made the key changes to required accounting and reporting procedures, and consolidation systems. Other system changes have been identified and will be implemented in 2006 to further automate the IFRS requirements.

The project is designed to ensure readiness for adoption of IFRS by all relevant parties and includes providing the necessary education.

The project is advancing according to plan and is being monitored via normal project controls and change management.

The main risks and uncertainties relate to financial and process impacts due to changing accounting standards. However, developments of both IASB and FASB standards are being closely monitored. In addition, we participate actively in the due process of standards development.

Main differences between IFRS and U.S. GAAP. Although IFRS and U.S. GAAP are similar in many ways and the IASB and FASB are committed to convergence, currently several differences remain for financial institutions, with the major differences relating to financial instrument classification and measurement, financial instruments recognition and derecognition, as well as consolidation assessments. However, future rule changes could have an impact on our opening IFRS balance sheet and thus the difference between U.S. GAAP and IFRS earnings or balance sheet amounts cannot be estimated at this time.

Outlook

The Global Economy

In the last months of 2005 business confidence in the industrialised nations improved strongly, paving the way for a good start to 2006, when the global economy is expected to grow by approximately 4%. However, the U.S. economy may see GDP growth slowing to around 3% in 2006 as higher interest rates dampen the stimulus from mortgage refinancing and fiscal policy turns neutral. In Asia, growth is again expected to be fuelled by strong GDP growth, of over 9%, in the Chinese economy, while in Japan the upswing should continue due to the structural improvements in the corporate sector. In the Eurozone, GDP growth should approach 2%, as healthy corporate balance sheets and rising capacity utilisation drive stronger investment spending and slightly better employment growth supports private consumption. Germany's GDP should expand by around 1.75% in 2006, with international competitiveness boosted by robust exports and investment, while private consumption should pick up temporarily in anticipation of a rise in VAT in 2007.

The main risks to this global outlook stem from the possibility of further geopolitical tensions. Risk factors include further political instability, the possibility of terrorist activity and rises in energy prices. Moreover, global liquidity has driven prices of financial assets to levels which are only partly justified by the economic fundamentals. A stronger-than-expected tightening of monetary policies could result in a substantial correction, which could cause weaker consumption and investment spending, notably in the U.S. economy. Another risk, albeit difficult to assess, is the potential spread of the avian flu virus.

The Banking Industry

The global economy's positive start to 2006 created the preconditions for continued strong profitability of the banking industry. However, a normalisation of the interest rate environment and an anticipated slowing of the world economy will make further earnings growth more difficult to sustain during the course of 2006 and beyond, even if the overall environment remains favorable. Growth of net interest income in consumer lending is expected to slow, as continued margin pressure will no longer be compensated for by the strong lending growth, especially in mortgage and consumer loans, witnessed in 2004 and 2005. Corporate lending volumes are expected to pick up, not least in Germany, reflecting increased investment and M&A activity, but margins will be constrained by strong competition. With the upcoming implementation of the Basle II capital framework starting in January 2007, banks may have to maintain higher levels of capital for bank regulatory purposes, which could increase their financing costs.

A favorable capital markets environment will stimulate both corporate activity and demand for investment management services. Consequently, non-interest income is expected to grow slightly faster than interest income, while an upturn in volatility could prove favourable for both commission and trading income. Well-diversified investment banking franchises will benefit most from these developments.

Consolidation in the banking sector appears set to continue in the United States, Europe and Germany. A number of large commercial banks, insurance companies and other broad-based financial services firms have merged with other financial institutions. On the back of their enhanced size and competitive position, these institutions aim to increase their market share and make the most of scale economies, which could result in pricing pressure in some markets and products.

Cost disciplines are likely to be maintained, with banks aiming to hold any increase in costs to levels below the growth rates of earnings. Credit risk may also have a larger impact on bank profitability in 2006-7, notably in sub-investment grade exposure and lending to marginal households, which are most susceptible to interest rate increases. Consequently, banks' provisioning levels are expected to rise modestly, particularly in markets such as the U.S. and the UK, where consumer debt levels are high. The impact of credit risk on the banking industry is likely to be mitigated to some extent now that credit risk is distributed more widely across the financial system by credit derivatives, default swaps and other credit risk transfer instruments. Overall, the impact of the negative factors is predicted to be modest over 2006 as a whole, but may accelerate toward the end of the year. Obviously, adverse external events could accelerate this pattern.

The Deutsche Bank Group

In this environment, Deutsche Bank is well-positioned to continue to deliver profitable growth. With strong positions in our core businesses, we are well-placed to take advantage of growth in specific regions and product areas; our management of cost, risk and capital will continue to be an important element of our success; and our future financial objectives are clearly defined.

Deutsche Bank derives significant proportions of revenues from capital market-related activity, which, by its nature, is liable to fluctuate depending on market conditions. As a result, a planning horizon of 1–3 years, shorter than for some other industries, is appropriate.

Deutsche Bank is strongly positioned in its core businesses: corporate and investment banking, and private clients and asset management. The outlook for these businesses is positive and this is detailed in the sections below. In all core businesses, Deutsche Bank's strong positioning and significant investment in the world's main financial hubs and in key emerging markets, in Asia-Pacific and other regions, provides rich opportunities to take advantage of regional economic growth.

As we grow our core businesses, we consider both organic growth and growth via incremental acquisition. As in most industries, growth by acquisition may involve integration and implementation risks, such as client attrition, loss of key personnel, and failure to meet projected financial benefits. Deutsche Bank rigorously assesses all investments against strict criteria of strategic logic, financial impact, and value to shareholders.

We also expect to sustain our cost discipline, as we see the results of our Business Realignment Program, which was largely completed during 2005, deliver operating cost savings in 2006 and beyond. We will continue to seek ways to improve the cost position and efficiency in all our businesses. Nevertheless, staff numbers are expected to increase gradually as we invest in business growth.

We will continue to pursue tight risk management. In respect of market risk, we continue to exercise tight control of both value at risk and economic capital usage. Risk positions may rise as we take advantage of market conditions or in fulfilling our clients' requirements. In respect of credit risk, we anticipate moderate impact on the corporate side, as we continue our use of loan hedging techniques as part of our ongoing loan exposure management strategy. On the consumer side, we continue our strategy of expanding our consumer finance business which contemplates a measured rise in credit risk.

On the back of increased regulation and supervision in recent years, regulators, counterparties, and others have sought to subject financial services providers to increasing responsibilities and liabilities. As a result, we need to devote additional resources to address these requirements and our exposure to legal risks such as litigation, regulation proceedings has increased, in particular in the U.S. We may settle such proceedings prior to a final judgment or determination pursuant to which our liability is established and quantified. We may do so to avoid continuing cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when we believe we have valid defenses to liability. We may also do so when the potential economic, business, regulatory or reputational consequences of failing to prevail would be disproportionate to the cost of settlement. Furthermore, we may, for similar reasons, reimburse counterparties for losses incurred by them even in situations where we do not believe that we are legally compelled to do so. The ongoing financial impact of legal risks might be considerable but is impossible to estimate with confidence.

Sound capital management will continue to play an important role in Deutsche Bank's future performance. During 2005, Deutsche Bank generated significant capital from improved earnings, and deployed this capital to support growth in business volumes, while simultaneously returning significant capital to shareholders through sustained share buyback programs and by a recommended 47% rise in our dividend to € 2.50 per share. Going forward, we aim to continue to generate, and deploy, capital both to grow core businesses and to reward shareholders in this fashion.

The outlook for Deutsche Bank is reflected in clear financial objectives. In 2005, we achieved our published financial target, of pre-tax return on average active equity of 25%. Going forward, our goal is to sustain, over the economic cycle, similar levels of pre-tax return on average active equity and to achieve double-digit growth in our earnings per share.

Corporate and Investment Bank Group Division

The Corporate and Investment Bank, or CIB, includes Deutsche Bank's sales and trading, origination and advisory, corporate lending and transaction banking activities. CIB has established Deutsche Bank as one of the world's leading investment banks as measured by revenues. CIB is well-placed to leverage this strong platform for continued growth and performance.

Demand for corporate and investment banking products and services is currently robust, reflecting generally favorable conditions in the world's capital markets and the global economy. Powerful growth in the world's emerging economies continues to drive demand for capital goods, commodities and energy which will, in turn, stimulate demand for innovative capital market products. Levels of corporate activity remain high, as corporations leverage strong cash flow and balance sheets for expansion. Institutional demand for investment performance, risk mitigation and asset-liability management appears set to remain strong, driving continued growth momentum in sophisticated, structured sales and trading products, including derivatives, securitizations and structured credit products, as clients seek creative solutions for financing, risk mitigation and balance sheet efficiency. This will to some extent be counterbalanced by margin pressure on standardized or commoditized products, reflecting rapid maturity cycles in a highly innovative and competitive global industry.

In our sales & trading businesses, Deutsche Bank is very strongly positioned to take full advantage of this environment. We enjoy commanding positions in capital market access products, including foreign exchange, bond trading and cash equities, where scale-efficiency and broad global reach give us competitive advantages. Deutsche Bank also possesses a pre-eminent franchise in high-value, sophisticated 'intellectual capital' products and solutions, including derivatives and structured credit products, where growth momentum is strong and margins attractive.

In our origination and advisory businesses, Deutsche Bank is also well-placed for continued growth and performance, with a strong position and franchise in Europe, substantial recent investments in our North American platform, and pre-eminent franchises in fast-growing businesses such as Commercial Real Estate, Financial Sponsor advisory and LBO advisory and financing. Both our sales and trading and our origination and advisory businesses are furthermore well-positioned to reap the benefits of local investments, made during 2005, which give us strong platforms in fast-growing, emerging markets in Asia, Russia and Latin America.

We see favorable prospects for growth in CIB's transaction banking business. Trust and Securities Services should benefit from expanding markets for Structured Finance Services and Agency and Custody products and from our expanded European custody offering. In Trade Finance, we aim to increase our cross-selling of risk products. In Cash Management Financial Institutions, we plan to build on our leading position in euro clearing as well as our top five position in U.S. dollar clearing, while in Cash Management Corporates, we will seek to strengthen our position as a global network bank with a focus on European corporate clients.

As our performance in both these business areas is largely dependent on the talents and specialized knowledge of highly-skilled individuals, our continued ability to compete effectively depends on our ability to attract new employees as necessary and to retain and motivate our existing employees.

Private Clients and Asset Management Group Division

Private Clients and Asset Management, or PCAM, contains Deutsche Bank's investment management business, which serves institutions, high net worth individuals and private clients and spans the world's major markets. We expect the global investment management business to be positively impacted by stable, favorable conditions in the global economy, by continued strength in the world's capital markets, by sustained demand for savings and retirement products in industrialized nations and by wealth creation in fast-growing emerging economies. An increasing variety of investment options will drive demand for sophisticated, alternative investments, and for increasingly globalized investment offerings.

PCAM also contains Deutsche Bank's traditional banking services for retail and small corporate customers. This business will be positively impacted by favorable economic conditions, in particular growth in Asian and key emerging markets, and by sustained demand for consumer credit in continental Europe, counterbalanced by ongoing pressure on margins in traditional banking products such as deposits, and by relatively modest economic growth in mature European markets.

Deutsche Bank's Asset Management business is well-positioned to grow in this environment. We have reorganized our mutual fund platform into a single, global business with a consistent global brand, based around our DWS platform, which enjoys a pre-eminent position in German and European retail asset management and which has been expanded into Asian markets. Our institutional business is well-positioned to benefit from strong positions in alternative investments, including an absolute return strategies unit, and the world-leading real estate asset management business, RREEF. In traditional institutional asset management, we aim to leverage our global no. 1 position as asset manager to the insurance sector, as measured by invested assets in 2005.

Our Private Wealth Management (PWM) Business Division is well-positioned to consolidate our position in the top 5 of the Wealth Management industry, as measured by invested assets. We will sustain our hiring of client relationship managers, and continue to leverage Deutsche Bank's wide-ranging product expertise, delivering sophisticated, high-value investment opportunities to our clients by continued collaboration on product development with our colleagues in Asset Management and CIB. Growth in sophisticated investment solutions allows us to raise returns on invested assets, and benefit from recurring reveues through discretionary portfolio mandates. During 2005, we attracted susbsantial inflows of new client money, which will have a direct positive impact on revenues.

Our Private and Business Clients (PBC) Corporate Division provides traditional banking products, including current account, deposit and lending products together with investment management products to over 13 million clients – the majority in Germany, Italy and Spain. In these mature markets, we aim to accelerate revenue growth by reaching new client segments with innovative distribution initiatives, including a new 'student banking' package in Germany, and a distribution agreement with Germany's largest automobile association (ADAC), allowing us to market specially-tailored savings products to ADAC's 15 million members. We continue to invest in distribution capacity by adding additional sales staff, upgrading our network of Investment and Finance Centers, expanding our mobile sales force, and launching new consumer finance and investment products. In Poland, we are doubling our branch network, while in Asia, we aim to capture regional growth through our newly established branch presence in India and our cooperation agreement with Hua Xia Bank in China.

Overall, we are confident that Deutsche Bank has the right strategy, the right growth dynamics, the right cost and risk discipline as well as the right capital management to achieve these objectives. We enjoy leading franchises in our key businesses areas, and have proven our ability to perform both in favorable and in challenging conditions. Based on our current outlook for the global economy and the world's capital markets, we are confident of maintaining, in 2006, the good progress of 2005.

Risk Report

Risk Management

The wide variety of our businesses requires us to identify, measure, aggregate and manage our risks effectively, and to allocate our capital among our businesses appropriately. We manage risk through a framework of risk principles, organizational structures and risk measurement and monitoring processes that are closely aligned with the activities of our Group Divisions.

Risk Management Principles

The following key principles underpin our approach to risk management:

- Our Management Board provides overall risk management supervision for our consolidated Group as a whole. Our Supervisory Board regularly monitors our risk profile.
- We manage credit, market, liquidity, operational, business and reputational risks in a coordinated manner at all relevant levels within our organization. This also holds true for complex products which we typically manage within our framework established for trading exposures.
- The structure of our risk management function is closely aligned with the structure of our Group Divisions.
- The risk management function is independent of our Group Divisions.

Risk Management Organization

Our Group Chief Risk Officer, who is a member of our Management Board, is responsible for our credit, market, operational and business risk management activities within our consolidated Group. The Group Chief Risk Officer chairs our Group Risk Committee, which is responsible for planning, management and control of the aforementioned risks across our consolidated Group.

The Group Risk Committee has delegated some of its tasks to sub-committees, the most significant being the Group Credit Policy Committee. Among others it reviews credit policies, industry reports and country risk limit applications throughout the Group.

For each of our Group Divisions, risk management units are established with the mandate to:

- Ensure that the business conducted within each division is consistent with the risk appetite the Group Risk Committee has set;
- Formulate and implement risk policies, procedures and methodologies that are appropriate to the businesses within each division;
- Approve credit risk and market risk limits;
- Conduct periodic portfolio reviews to ensure that the portfolio of risks is within acceptable parameters; and
- Develop and implement risk management infrastructures and systems that are appropriate for each division.

Group Treasury is responsible for the management of liquidity risk. Our liquidity risk status as well as policies relating to the identification, measurement and management of liquidity risk are reviewed on a regular basis by our Group Asset and Liability Committee, which is chaired by the Board Member responsible for Treasury.

The Group Reputational Risk Committee (GRRC) is an official sub-committee of both the Group Risk Committee and the Group Compliance Committee, and is co-chaired by the chairmen of these committees. The GRRC reviews and makes final determinations on all reputational risk issues, where escalation of such issues is deemed necessary by senior business and regional management, or required under other Group policies and procedures.

Our controlling, audit and legal departments support our risk management function. They operate independently both of the Group Divisions and of the risk management function. The role of the controlling department is to quantify the risk we assume and ensure the quality and integrity of our risk-related data. Our audit department reviews the compliance of our internal control procedures with internal and regulatory standards. Our legal department provides legal advice and support on topics including collateral arrangements and netting.

Categories of Risk

The most important risks we assume are specific banking risks and reputational risks, as well as risks arising from the general business environment.

Specific Banking Risks

Our risk management processes distinguish among four kinds of specific banking risks: credit risk, market risk, liquidity risk and operational risk.

- Credit risk arises from all transactions that give rise to actual, contingent or potential claims against any counterparty, obligor or borrower (which we refer to collectively as "counterparties"). This is the largest single risk we face. We distinguish among three kinds of credit risk:
  - *Default risk* is the risk that counterparties fail to meet contractual payment obligations.
  - *Country risk* is the risk that we may suffer a loss, in any given country, due to any of the following reasons: a possible deterioration of economic conditions, political and social upheaval, nationalization and expropriation of assets, government repudiation of indebtedness, exchange controls and disruptive currency depreciation or devaluation. Country Risk includes transfer risk which arises when debtors are unable to meet their obligations owing to an inability to transfer assets to nonresidents due to direct sovereign intervention.
  - *Settlement risk* is the risk that the settlement or clearance of transactions will fail. It arises whenever the exchange of cash, securities and/or other assets is not simultaneous.
- Market risk arises from the uncertainty concerning changes in market prices and rates (including interest rates, equity prices, foreign exchange rates and commodity prices), the correlations among them and their levels of volatility.
- Liquidity risk is the risk arising from our potential inability to meet all payment obligations when they come due.
- Operational risk is the potential for incurring losses in relation to employees, contractual specifications and documentation, technology, infrastructure failure and disasters, projects, external influences and customer relationships. This definition includes legal and regulatory risk, but excludes business risk.

Reputational Risk

Within our risk management processes, we define reputational risk as the threat that publicity concerning a transaction, counterparty or business practice involving a client will negatively impact the public's trust in our organization.

Business Risk

Business risk describes the risk we assume due to potential changes in general business conditions, such as our market environment, client behavior and technological progress. This can affect our earnings if we fail to adjust quickly to these changing conditions.

Insurance Specific Risk

We are not engaged in any activities that result in insurance specific risk material to the Group.

Risk Management Tools

We use a comprehensive range of quantitative tools and metrics for monitoring and managing risks. Some of these tools are common to a number of risk categories, while others are tailored to the particular features of specific risk categories.

As a matter of policy, we continually assess the appropriateness and the reliability of our quantitative tools and metrics in light of our changing risk environment. The following are the most important quantitative tools and metrics we currently use to measure, manage and report our risk:

Expected Loss

We use expected loss as a measure of the default, transfer, and settlement risk elements of our credit risk. Expected loss is a measurement of the loss we can expect within a one-year period on our credit exposure, based on our historical loss experience. When calculating expected loss, we take into account credit risk ratings, collateral, maturities and statistical averaging procedures to reflect the risk characteristics of our different types of exposures and facilities. All parameter assumptions are based on statistical averages of our internal default and loss history as well as external benchmarks. We use expected loss as a tool of our risk management process and as part of our management reporting systems. We also consider the applicable results of the expected loss calculations when establishing the other inherent loss allowance included in our financial statements. Applicable results in this context are those that are used to estimate losses inherent in loans and contingent liabilities that are not already considered in the specific loss component of our allowance or our allowance for smaller-balance standardized homogeneous loans.

Economic Capital

Economic capital measures the amount of capital we need to absorb very severe unexpected losses arising from our exposures. "Very severe" in this context means that economic capital is set at a level to cover with a probability of 99.98% the aggregated unexpected losses within one year. We calculate economic capital for the default risk, transfer risk and settlement risk elements of credit risk, for market risk, for operational risk and for general business risk. We use economic capital to show an aggregated view of our risk position from individual business lines up to our consolidated Group level. We also use economic capital (as well as goodwill and other nonamortizing intangibles) in order to allocate our book capital among our businesses. This enables us to assess each business unit's risk-adjusted profitability, which is a key metric in managing our financial resources in order to optimize the value generated for our shareholders. In addition, we consider economic capital, in particular for credit risk, when we measure the risk-adjusted profitability of our client relationships.

Value-at-Risk

We use the value-at-risk approach to derive quantitative measures for our trading book market risks under normal market conditions. Our value-at-risk figures play a role in both internal and external (regulatory) reporting. For a given portfolio, value-at-risk measures the potential future loss (in terms of market value) that, under normal market conditions, will not be exceeded with a defined confidence level in a defined period. The value-at-risk for a total portfolio represents a measure of our diversified market risk (aggregated using pre-determined correlations) in that portfolio.

Stress Testing

We supplement our analysis of market risk with stress testing. We perform stress tests because value-at-risk calculations are based on relatively recent historical data and only purport to estimate risk up to a defined confidence level. Therefore, they only reflect possible losses under relatively normal market conditions. Stress tests help us determine the effects of potentially extreme market developments on the value of our market risk sensitive exposures. We use stress testing to determine the amount of economic capital we need to allocate to cover our market risk exposure under extreme market conditions.

Regulatory Risk Reporting

German banking regulators assess our capacity to assume risk in several ways, which are described in more detail in Note [22] of the consolidated financial statements.

Credit Risk

Credit risk makes up the largest part of our risk exposures. We measure and manage our credit risk following the below principles:

- In all our Group Divisions consistent standards are applied in the respective credit decision processes.
- The approval of credit limits for counterparties and the management of our individual credit exposures must fit within our portfolio guidelines and our credit strategies, and each decision also involves a risk-versus-return analysis.
- Every extension of credit or material change to a credit facility (such as its tenor, collateral structure or major covenants) to any counterparty requires credit approval at the appropriate authority level.
- We assign credit approval authorities to individuals according to their qualifications, experience and training, and we review these periodically.
- We measure and consolidate all our credit exposures to each obligor on a global consolidated basis that applies across our consolidated Group. We define an "obligor" as a group of individual borrowers that are linked to one another by any of a number of criteria we have established, including capital ownership, voting rights, demonstrable control, other indication of group affiliation; or are jointly and severally liable for all or significant portions of the credit we have extended.

Credit Risk Ratings

A primary element of the credit approval process is a detailed risk assessment of every credit exposure associated with an obligor. Our risk assessment procedures consider both the creditworthiness of the counterparty and the risks related to the specific type of credit facility or exposure. This risk assessment not only affects the structuring of the transaction and the outcome of the credit decision, but also influences the level of decision-making authority required to extend or materially change the credit and the monitoring procedures we apply to the ongoing exposure.

We have our own in-house assessment methodologies, scorecards and rating scale for evaluating the creditworthiness of our counterparties. Our granular 26-grade rating scale, which is calibrated on a probability of default measure based upon a statistical analysis of historical defaults in our portfolio, enables us to compare our internal ratings with common market practice and ensures comparability between different sub-portfolios of our institution. While we generally rate all our credit exposures individually, at times we rely on rating averages for measuring risk. When we assign our internal risk ratings, we compare them with external risk ratings assigned to our counterparties by the major international rating agencies, where possible.

Credit Limits

Credit limits set forth maximum credit exposures we are willing to assume over specified periods. They relate to products, conditions of the exposure and other factors. Our credit policies also establish special procedures (including lower approval thresholds and approval from more senior personnel) for exceptional cases when we may assume exposures beyond established limits. These exceptions provide a degree of flexibility for unusual business opportunities, new market trends and other similar factors.

Monitoring Default Risk

We monitor all of our credit exposures on a continuing basis using the risk management tools described above. We also have procedures in place to identify at an early stage credit exposures for which there may be an increased risk of loss. Counterparties, that, on the basis of the application of our risk management tools, demonstrate the likelihood of problems, are identified well in advance so that we can effectively manage the credit exposure and maximize the recovery. The objective of this early warning system is to address potential problems while adequate alternatives for action are still available. This early risk detection is a tenet of our credit culture and is intended to ensure that greater attention is paid to such exposures. In instances where we have identified customers where problems might arise, the respective exposure is placed on a watchlist.

Loan Exposure Management Group

As part of our overall framework of risk management, the Loan Exposure Management Group (LEMG) focuses on managing the credit risk of loans and lending-related commitments within:

- the investment-grade portfolio of our Corporate and Investment Bank Group Division where original maturities are greater than 180 days, and
- the medium-sized German companies' portfolio where original maturities are greater than 360 days, excluding legacy business booked prior to April 2004.

From 2006 onwards, we have expanded the scope of LEMG to include shorter maturities in both categories and the aforementioned legacy business.

Acting as a central pricing reference, LEMG provides the respective Corporate and Investment Bank Group Division businesses with an observed or derived capital market rate for loan applications; however, the decision of whether or not the business can enter into the loan remains with Credit Risk Management.

LEMG is concentrating on two primary initiatives within the credit risk framework to further enhance risk management discipline, improve returns and use capital more efficiently:

- to reduce single-name and industry credit risk concentrations within the credit portfolio, and
- to manage credit exposures actively by utilizing techniques including loan sales, securitization via collateralized loan obligations, and single-name and portfolio credit default swaps.

LEMG's risk reduction activities are of increasing significance as the total notional amount of its hedges increased 35% from € 25.7 billion as of December 31, 2004, to € 34.6 billion as of December 31, 2005.

As of year-end 2005, LEMG held credit derivatives with an underlying notional of € 24.7 billion. This position totaled € 18.5 billion as of December 31, 2004.

The credit derivatives used for our portfolio management activities are accounted for at fair value and do not qualify for hedge accounting under SFAS 133.

LEMG also mitigated the credit risk of € 9.7 billion of loans and lending-related commitments as of December 31, 2005, by synthetic collateralized loan obligations supported by financial guarantees for which the first loss piece has been sold. This position totaled € 7.2 billion as of December 31, 2004. LEMG further mitigated € 0.2 billion of loans and lending-related commitments as of December 31, 2005, by way of credit-linked notes. Credit mitigation by way of credit-linked notes or synthetic collateralized loan obligations supported by financial guarantees is especially important as it not only addresses the credit risk of the underlying positions but also eliminates the accounting asymmetry issue between the lending positions and credit default swaps, and allows us to manage the risk of illiquid positions.

Credit Exposure

We define our credit exposure as all transactions where losses might occur due to the fact that counterparties may not fulfill their contractual payment obligations. We calculate the gross amount of the exposure without taking into account any collateral, other credit enhancement or credit risk mitigating transactions. In the tables below, we show details about our main credit exposures categories, namely loans, contingent liabilities, over-the-counter ("OTC") derivatives and tradable assets:

- "Loans" are net loans as reported on our balance sheet but before deduction of our allowance for loan losses.
- "Contingent Liabilities" consist of financial and performance guarantees, standby letters of credit and indemnity agreements.
- "OTC Derivatives" are our credit exposures from over-the-counter derivative transactions that we have entered into. On our balance sheet, these are included in trading assets or, for derivatives qualifying for hedge accounting, in other assets.
- "Tradable Assets" include bonds, loans and other fixed-income products that are in our trading assets as well as in securities available for sale.

Although we consider them in monitoring our credit exposures, the following are not included in the tables below: cash and due from banks, interest-earnings deposits with banks, and accrued interest receivables, amounting to € 23.5 billion at December 31, 2005 and € 29.5 billion at December 31, 2004; forward committed repurchase and reverse repurchase agreements, of € 119.2 billion at December 31, 2005 and € 99.7 billion at December 31, 2004; and irrevocable lending-related commitments, of € 132.6 billion at December 31, 2005 and € 103.7 billion at December 31, 2004. At December 31, 2005, 86% of our lending-related commitments were extended to counterparties rated at the equivalent of investment-grade debt ratings from the major international rating agencies.

The following table breaks down our main credit exposure categories by geographical region. For this table, we have allocated exposures to regions based on the country of domicile of our counterparties, irrespective of any affiliations the counterparties may have with corporate groups domiciled elsewhere.

Credit risk profile by region in € m.	Loans		Contingent liabilities		OTC derivatives		Tradable assets		Total	
	Dec 31, 2005	Dec 31, 2004	**Dec 31, 2005**	Dec 31, 2004	**Dec 31, 2005**	Dec 31, 2004	**Dec 31, 2005**	Dec 31, 2004	**Dec 31, 2005**	Dec 31, 2004
Eastern Europe	2,242	1,568	548	418	750	607	5,569	3,282	9,109	5,875
Western Europe	119,890	112,139	20,452	18,840	33,799	36,486	110,033	88,450	284,174	255,915
Africa	272	288	172	168	548	300	934	1,000	1,926	1,756
Asia-Pacific	11,328	8,258	4,419	2,656	6,507	6,892	50,328	57,680	72,582	75,486
North America	17,760	14,911	9,344	7,469	20,926	15,820	113,780	87,749	161,810	125,949
Central and South America	1,765	1,522	372	326	818	688	8,020	4,607	10,975	7,143
Other[1]	26	3	2	18	434	874	583	2,258	1,045	3,153
Total	**153,283**	**138,689**	**35,309**	**29,895**	**63,782**	**61,667**	**289,247**	**245,026**	**541,621**	**475,277**

[1] Includes supranational organizations and other exposures that we have not allocated to a single region.

The following table breaks down our main credit exposure categories according to the industry sectors of our counterparties.

Credit risk profile by industry sector in € m.	Loans		Contingent liabilities		OTC derivatives		Tradable assets		Total	
	Dec 31, 2005	Dec 31, 2004	**Dec 31, 2005**	Dec 31, 2004	**Dec 31, 2005**	Dec 31, 2004	**Dec 31, 2005**	Dec 31, 2004	**Dec 31, 2005**	Dec 31, 2004
Banks and insurance	7,676	7,787	6,270	4,921	43,914	44,450	77,176	51,406	135,036	108,564
Manufacturing	15,703	13,270	8,996	8,028	2,366	1,837	16,426	15,919	43,491	39,054
Households	62,457	57,076	1,299	1,372	425	285	–	–	64,181	58,733
Public sector	2,629	3,278	515	1,630	4,582	5,838	151,110	140,614	158,836	151,360
Wholesale and retail trade	12,077	10,288	2,531	2,274	496	684	4,143	3,062	19,247	16,308
Commercial real estate activities	13,259	14,102	2,168	313	619	763	1,449	1,755	17,495	16,933
Other	39,482[1]	32,888[1]	13,530	11,357	11,380	7,810	38,943	32,270	103,335	84,325
Total	**153,283**	**138,689**	**35,309**	**29,895**	**63,782**	**61,667**	**289,247**	**245,026**	**541,621**	**475,277**

[1] Includes lease financing.

We also classify our credit exposure under two broad headings: corporate credit exposure and consumer credit exposure.

- Our corporate credit exposure consists of all exposures not defined as consumer credit exposure.
- Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans, primarily in Germany, Italy and Spain, which include personal loans, residential and nonresidential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail business.

Corporate Credit Exposure

The following table breaks down our main corporate credit exposure categories according to the creditworthiness categories of our counterparties.

This table reflects an increase in our corporate loan book, as well as a continued overall improvement in the credit quality of our lending-related credit exposures. The change in the creditworthiness of our corporate loan book in 2005 compared to 2004 is primarily a consequence of our tight credit discipline and the overall benign credit environment. This is evidenced by the portion of our corporate loan book carrying an investment-grade rating increasing, from 60% at December 31, 2004 to 65% at December 31, 2005.

Creditworthiness category in € m.	Loans		Contingent liabilities		OTC derivatives		Tradable assets		**Total**	
	Dec 31, 2005	Dec 31, 2004	**Dec 31, 2005**	Dec 31, 2004	**Dec 31, 2005**	Dec 31, 2004	**Dec 31, 2005**	Dec 31, 2004	**Dec 31, 2005**	Dec 31, 2004
AAA–AA	17,086	12,363	3,152	3,209	25,026	27,885	161,181	133,839	206,445	177,296
A	11,940	10,852	9,336	8,045	19,365	18,194	40,155	32,217	80,796	69,308
BBB	26,183	22,794	13,012	10,242	10,065	10,087	24,143	38,264	73,403	81,387
BB	22,036	21,375	7,088	6,058	7,853	4,675	41,564	28,436	78,541	60,544
B	5,067	4,778	2,060	1,707	1,132	649	16,633	8,830	24,892	15,964
CCC and below	3,123	4,107	661	634	341	177	5,571	3,440	9,696	8,358
Total	**85,435**	**76,269**	**35,309**	**29,895**	**63,782**	**61,667**	**289,247**	**245,026**	**473,773**	**412,857**

Consumer Credit Exposure

The table below presents our total consumer credit exposure, consumer loan delinquencies in terms of loans that are 90 days or more past due, and net credit costs, which are the net provisions charged during the period, after recoveries. Loans 90 days or more past due and net credit costs are both expressed as a percentage of total exposure.

	Total exposure (in € m.)		90 days or more past due as a % of total exposure		Net credit costs as a % of total exposure	
	Dec 31, 2005	Dec 31, 2004	**Dec 31, 2005**	Dec 31, 2004	**Dec 31, 2005**	Dec 31, 2004
Consumer credit exposure Germany:	50,569	47,395	2.04%	2.20%	0.54%	0.42%
Consumer and small business financing	10,955	10,060	2.11%	2.48%	1.38%	1.36%
Mortgage lending	39,614	37,335	2.02%	2.12%	0.31%	0.17%
Consumer credit exposure other Europe	17,279	15,025	1.12%	1.21%	0.37%	0.47%
Total consumer credit exposure	**67,848**	**62,420**	**1.80%**	**1.96%**	**0.50%**	**0.43%**

The volume of our consumer credit exposure rose by € 5.4 billion, or 8.7%, from 2004 to 2005, driven mainly by the volume growth of our portfolio in Germany (up € 3.2 billion) and even stronger relative growth in Italy (up € 1.2 billion) and Spain (up € 0.9 billion). Total net credit costs increased, from 0.43% of our total exposure in 2004 to 0.50% in 2005. The increase primarily reflects lower values realized on real estate collateral supporting distressed loans, especially in Germany. In Germany, loans delinquent by 90 days or more decreased from 2.20% to 2.04% reflecting overall volume growth. The lower percentage of delinquent loans in other Europe is predominantly a reflection of decreased delinquencies in Italian consumer lending.

Credit Exposure from Derivatives

To reduce our derivatives-related credit risk, we regularly seek the execution of master agreements (such as the International Swap Dealers Association contract for swaps) with our clients. A master agreement allows the offsetting of the obligations arising under all of the derivatives contracts that the agreement covers upon the counterparty's default, resulting in one single net claim against the counterparty (called "close-out netting"). We also enter into "payment netting" agreements under which we net nonsimultaneous settlement of cash flows, reducing our principal risk. We frequently enter into these agreements in our foreign exchange business.

For internal credit exposure measurement purposes, we only apply netting when we believe it is legally enforceable for the relevant jurisdiction and counterparty. Also, we enter into collateral support agreements to reduce our derivatives-related credit risk. These collateral arrangements generally provide risk mitigation through periodic (usually daily) margining of the covered portfolio or transactions and termination of the master agreement if the counterparty fails to honor a collateral call. As with netting, when we believe the collateral agreement is enforceable we reflect this in our exposure measurement.

As the replacement values of our portfolios fluctuate with movements in market rates and with changes in the transactions in the portfolios, we also estimate the potential future replacement costs of the portfolios over their lifetimes or, in case of collateralized portfolios, over appropriate unwind periods. We measure our potential future exposure against separate limits, which can be a multiple of the credit limit. We supplement our potential future exposure analysis with stress tests to estimate the immediate impact of extreme market events on our exposures (such as event risk in our Emerging Markets portfolio).

Treatment of Default Situations under Derivatives

Unlike in the case of our standard loan assets, we generally have more options to manage the credit risk in our OTC derivatives when movement in the current replacement costs of the transactions and the behavior of our counterparty indicate that there is the risk that upcoming payment obligations under the transactions might not be honored. In these situations, we are frequently able to obtain additional collateral or terminate the transactions or the related master agreement.

When our decision to terminate transactions or the related master agreement results in a residual net obligation of the counterparty, we restructure the obligation into a nonderivative claim and manage it through our regular workout process. As a consequence, we do not show any nonperforming derivatives.

The following table shows the notional amounts and gross market values of OTC and exchange-traded derivative contracts we held for trading and nontrading purposes as of December 31, 2005.

Dec 31, 2005 in € m.	Notional amount maturity distribution: Within one year	> 1 and ≤ 5 years	After five years	Total	Positive market value	Negative market value	Net market value
Interest-rate-related transactions:							
OTC products:							
FRAs	1,529,590	84,743	1,063	1,615,396	626	(690)	(64)
Interest rate swaps (single currency)	5,126,465	6,940,511	5,381,844	17,448,820	219,960	(221,437)	(1,477)
Purchased interest rate options	236,073	529,777	626,269	1,392,119	32,440	–	32,440
Written interest rate options	260,296	637,338	626,619	1,524,253	–	(33,963)	(33,963)
Other interest rate trades	–	–	–	–	–	–	–
Exchange-traded products:							
Interest rate futures	248,395	369,409	499	618,303	–	(1)	(1)
Purchased interest rate options	118,171	906	–	119,077	44	–	44
Written interest rate options	39,168	4,621	–	43,789	–	(34)	(34)
Sub-total	**7,558,158**	**8,567,305**	**6,636,294**	**22,761,757**	**253,070**	**(256,125)**	**(3,055)**
Currency-related transactions:							
OTC products:							
Forward exchange trades	440,786	26,812	3,199	470,797	5,936	(6,086)	(150)
Cross currency swaps	1,305,607	354,412	226,847	1,886,866	31,952	(32,103)	(151)
Purchased foreign currency options	387,766	55,570	9,272	452,608	8,000	–	8,000
Written foreign currency options	380,930	60,038	6,285	447,253	–	(7,911)	(7,911)
Exchange-traded products:							
Foreign currency futures	4,451	136	–	4,587	–	–	–
Purchased foreign currency options	2,202	182	–	2,384	65	–	65
Written foreign currency options	2,381	–	–	2,381	–	(48)	(48)
Sub-total	**2,524,123**	**497,150**	**245,603**	**3,266,876**	**45,953**	**(46,148)**	**(195)**
Equity/index-related transactions:							
OTC products:							
Equity forward	202	10	–	212	4	(11)	(7)
Equity/index swaps	73,797	28,941	10,658	113,396	4,100	(4,989)	(889)
Purchased equity/index options	118,711	91,040	15,057	224,808	26,412	–	26,412
Written equity/index options	126,947	112,664	27,865	267,476	–	(33,479)	(33,479)
Exchange-traded products:							
Equity/index futures	44,392	–	–	44,392	31	–	31
Equity/index purchased options	96,844	42,616	6,150	145,610	10,789	–	10,789
Equity/index written options	89,215	45,285	8,986	143,486	–	(11,517)	(11,517)
Sub-total	**550,108**	**320,556**	**68,716**	**939,380**	**41,336**	**(49,996)**	**(8,660)**
Credit derivatives	**102,560**	**1,380,404**	**520,586**	**2,003,550**	**22,745**	**(22,173)**	**572**
Other transactions:							
OTC products:							
Precious metal trades	29,010	27,578	5,318	61,906	4,011	(2,882)	1,129
Other trades	93,388	119,447	4,449	217,284	22,365	(21,221)	1,144
Exchange-traded products:							
Futures	3,561	3,261	53	6,875	–	–	–
Purchased options	9,692	2,225	301	12,218	1,144	–	1,144
Written options	8,774	1,691	–	10,465	–	(947)	(947)
Sub-total	**144,425**	**154,202**	**10,121**	**308,748**	**27,520**	**(25,050)**	**2,470**
Total OTC business	**10,212,128**	**10,449,285**	**7,465,331**	**28,126,744**	**378,551**	**(386,945)**	**(8,394)**
Total exchange-traded business	**667,246**	**470,332**	**15,989**	**1,153,567**	**12,073**	**(12,547)**	**(474)**
Total	**10,879,374**	**10,919,617**	**7,481,320**	**29,280,311**	**390,624**	**(399,492)**	**(8,868)**
Positive market values after netting agreements					**75,842**		

Country Risk

We manage country risk through a number of risk measures and limits, the most important being:

- *Total Counterparty Exposure.* All credit extended and OTC derivatives exposure to counterparties domiciled in a given country that we view as being at risk due to economic or political events ("country risk event"). It includes nonguaranteed subsidiaries of foreign entities and offshore subsidiaries of local clients.
- *Transfer Risk Exposure.* Credit risk arising where an otherwise solvent and willing debtor is unable to meet its obligations due to the imposition of governmental or regulatory controls restricting its ability either to obtain foreign exchange or to transfer assets to nonresidents (a "transfer risk event"). It includes all of our credit extended and OTC derivatives exposure from one of our offices in one country to a counterparty in a different country.
- *Highly-Stressed Event Risk Scenarios.* We use stress testing to measure potential market risk on our trading positions and view these as market risks.

Country Risk Ratings

Our country risk ratings represent a key tool in our management of country risk. They are established by an independent country risk research function within our Credit Risk Management function and include:

- *Sovereign Rating.* A measure of the probability of the sovereign defaulting on its foreign or local currency obligations, respectively.
- *Transfer Risk Rating.* A measure of the probability of a "transfer risk event"
- *Event Risk Rating.* A measure of the probability of major disruptions in the market risk factors relating to a country.

All sovereign and transfer risk ratings are reviewed, at least annually, by the Group Credit Policy Committee. Our country risk research group also reviews, at least quarterly, our ratings for the major Emerging Markets countries. Ratings for countries that we view as particularly volatile, as well as all event risk ratings, are subject to continuous review.

We also regularly compare our internal risk ratings with the ratings of the major international rating agencies.

Country Risk Limits

We manage our exposure to country risk through a framework of limits. The bank specifically limits and monitors its exposure to Emerging Markets. For this purpose, Emerging Markets are defined as Latin America (including the Caribbean), Asia (excluding Japan), Eastern Europe, the Middle East and Africa. Limits are reviewed at least annually, in conjunction with the review of country risk ratings. Country Risk limits are set by either our Management Board or by our Group Credit Policy Committee, pursuant to delegated authority.

Monitoring Country Risk

We charge our Group Divisions with the responsibility of managing their country risk within the approved limits. The regional units within Credit Risk Management monitor our country risk based on information provided by our controlling function. Our Group Credit Policy Committee also reviews data on transfer risk.

Country Risk Exposure

The following tables show the development of total Emerging Markets net counterparty exposure (net of collateral), and the utilized Emerging Markets net transfer risk exposure (net of collateral) by region.

Emerging Markets Net Counterparty Exposure in € m.	**Dec 31, 2005**	Dec 31, 2004
Total Net Counterparty Exposure	9,516	7,085
Total Net Counterparty Exposure (excluding OTC Derivatives)	6,838	5,089

Excluding irrevocable commitments and exposures to non-Emerging Markets bank branches.

Emerging Markets Net Transfer Risk Exposure in € m.	**Dec 31, 2005**	Dec 31, 2004
Africa	340	336
Asia (excluding Japan)	1,136	998
Eastern Europe	906	598
Latin America	508	790
Middle East	1,244	877
Total Emerging Markets Net Transfer Risk Exposure	**4,134**	**3,599**

Excluding irrevocable commitments and exposures to non-Emerging Markets bank branches.

At December 31, 2005, our net transfer risk exposure to Emerging Markets (excluding irrevocable commitments and exposures to non-Emerging Markets bank branches) amounted to € 4.1 billion, an increase of 15% or € 535 million from December 31, 2004. This increase was a result of selective increases in exposure due to improved credit quality in our Emerging Markets target countries.

Problem Loans

Our problem loans are comprised of nonaccrual loans, loans 90 days or more past due and still accruing and troubled debt restructurings. All loans where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms are included in our problem loans.

Additionally, as of December 31, 2005, the Group had € 1 million of lease financing transactions that were nonperforming. This amount is not included in our total problem loans.

The following table presents the components of our December 31, 2005 and December 31, 2004 problem loans.

			Dec 31, 2005			Dec 31, 2004
in € m.	Impaired loans[1]	Non-performing homogeneous loans	Total	Impaired loans[1]	Non-performing homogeneous loans	Total
Nonaccrual loans	2,444	1,106	3,550	3,401	1,098	4,499
Loans 90 days or more past due and still accruing	13	189	202	26	221	247
Troubled debt restructurings	119	–	119	89	–	89
Total problem loans	**2,576**	**1,295**	**3,871**	**3,516**	**1,319**	**4,835**

[1] Loans for which we determine that it is probable that we will be unable to collect all principal and interest due according to the contractual terms of the loan agreements.

The € 964 million decrease in our total problem loans in 2005 was due to € 1,018 million of gross charge-offs, a € 101 million increase as a result of exchange rate movements and a € 48 million net reduction of problem loans. Materially all of the reduction in problem loans took place in our impaired loans where gross charge-offs of € 580 million and net reductions of € 461 million were only slightly offset by the € 101 million increase as a result of exchange rate movements. In the homogeneous loan portfolio charge-offs were substantially offset by net increases. Included in the € 1.3 billion nonperforming smaller-balance standardized homogeneous loans, as of December 31, 2005, are € 1.2 billion of loans that are 90 days or more past due as well as € 0.1 billion of loans that are less than 90 days past due but in the judgment of management the accrual of interest should be ceased.

Our commitments to lend additional funds to debtors with problem loans amounted to € 69 million as of December 31, 2005, a decrease of € 132 million or 66% compared to December 31, 2004. Of these commitments € 10 million had been committed to debtors whose loan terms have been modified in a troubled debt restructuring, a reduction of € 5 million or 35% compared to December 31, 2004.

The following table illustrates our total problem loans split between German and non-German counterparties based on the country of domicile of our counterparty for the last two years.

in € m.	**Dec 31, 2005**	Dec 31, 2004
Nonaccrual loans:		
German	2,771	3,146
Non-German	779	1,353
Total nonaccrual loans	**3,550**	**4,499**
Loans 90 days or more past due and still accruing:		
German	198	236
Non-German	4	11
Total loans 90 days or more past due and still accruing	**202**	**247**
Troubled debt restructurings:		
German	48	71
Non-German	71	18
Total troubled debt restructurings	**119**	**89**

Nonaccrual Loans

We place a loan on nonaccrual status if:

- the loan has been in default as to payment of principal or interest for 90 days or more and the loan is neither well secured nor in the process of collection, or
- the accrual of interest should be ceased according to management's judgment as to collectibility of contractual cash flows.

When a loan is placed on nonaccrual status, any accrued but unpaid interest previously recorded is reversed against current period interest revenue. Cash receipts of interest on nonaccrual loans are recorded as either interest revenue or a reduction of principal according to management's judgment as to collectibility of principal.

As of December 31, 2005, our nonaccrual loans totaled € 3.6 billion, a net decrease of € 0.9 billion or 21%, from 2004. The net decrease in nonaccrual loans was mainly driven by charge-offs.

As of December 31, 2004, our nonaccrual loans totaled € 4.5 billion, a net decrease of € 1.5 billion, or 26%, from 2003. The net decrease in nonaccrual loans was mainly driven by charge-offs and net exposure reductions.

Loans Ninety Days or More Past Due and Still Accruing

These are loans in which contractual interest or principal payments are 90 days or more past due but on which we continue to accrue interest. These loans are well secured and in the process of collection.

In 2005, our 90 days or more past due and still accruing interest loans decreased by € 45 million, or 18% to € 202 million. This decrease was due to the fact that loans of this category which had to be placed on nonaccrual status or returned to performing status were substituted to a lesser extent by new loans to be allocated to this category.

In 2004, our 90 days or more past due and still accruing interest loans decreased by € 133 million, or 35% to € 247 million. This decrease was mainly due to the placing of loans on nonaccrual status and charge-offs.

Troubled Debt Restructurings

Troubled debt restructurings are loans that we have restructured due to a deterioration in the borrower's financial position comprising concessions that we would not otherwise consider.

If a borrower performs satisfactorily for one year under a restructured loan, we no longer consider that borrower's loan to be a troubled debt restructuring, unless at the time of restructuring the new interest rate was lower than the market rate for similar credit risks.

In 2005, the volume of troubled debt restructurings increased by € 30 million or 34% to € 119 million as of December 31, 2005. This increase was mainly due to a single restructuring case in Western Europe.

In 2004, the volume of troubled debt restructurings decreased by € 112 million or 56% to € 89 million as of December 31, 2004. This decrease was mainly due to the placing of loans on nonaccrual status and a debt for securities swap.

Credit Loss Experience and Allowance for Loan Losses

We establish an allowance for loan losses that represents our estimate of probable losses in our loan portfolio. The responsibility for determining our allowance for loan losses rests with Credit Risk Management. The components of this allowance are:

Specific Loss Component

The specific loss component relates to all loans deemed to be impaired, following an assessment of the counterparty's ability to repay. A loan is considered to be impaired when we determine that it is probable that we will be unable to collect all interest and principal due in accordance with the terms of the loan agreement. We determine the amount, if any, of the specific provision we should make by taking into account the present value of expected future cash flows, including cash flows that may result from foreclosure less costs for obtaining and selling the collateral, or the market price of the loan.

We regularly re-evaluate all credit exposures that have already been specifically provided for, as well as all credit exposures that appear on our watchlists.

Inherent Loss Component

The inherent loss component relates principally to all other loans we do not consider impaired but which we believe to have incurred some inherent loss on a portfolio basis and is comprised of:

Country Risk Allowance. We establish a country risk allowance for loan exposures in countries where according to management's judgment a "transfer risk event" is probable. We determine the percentage rates for our country risk allowance on the basis of historical loss experience and current market data, such as economic, political and other relevant factors affecting a country's financial condition. In making our decision we focus primarily on the transfer risk ratings that we assign to a country and the amount and type of collateral.

Smaller-Balance Standardized Homogeneous Loan Loss Allowance. Our smaller-balance standardized homogeneous portfolio includes smaller-balance personal loans, residential and nonresidential mortgage loans, overdrafts, loans to self-employed and small business customers of our private and retail business. These loans are evaluated for inherent loss on a collective basis, based on analyses of historical loss experience from each product type according to criteria such as past due status and collateral recovery values. The resulting allowance encompasses the loss inherent both in performing loans, as well as in nonperforming loans within the smaller-balance standardized homogeneous loan portfolio.

Other Inherent Loss Allowance. The other inherent loss allowance represents our estimate of losses inherent in our loan book that have not yet been individually identified, and reflects the imprecisions and uncertainties in estimating our loan loss allowances. This estimate of inherent losses excludes those exposures we have already considered when establishing our allowance for smaller-balance standardized homogeneous loans. It incorporates the expected loss results, which we generate as part of our economic capital calculations, outlined above.

Charge-off Policy

We take charge-offs based on Credit Risk Management's assessment when we determine that the loans are uncollectible. We generally charge off a loan when all economically sensible means of recovery have been exhausted. Our determination considers information such as the occurrence of significant changes in the borrower's financial position such that the borrower can no longer pay the obligation, or that the proceeds from collateral will not be sufficient to pay the loan. For our smaller-balance standardized homogeneous loans we generally take charge-offs when a product specific past due status has been reached.

Allowance for Loan Losses

The following table illustrates the components of our allowance for loan losses by industry of the borrower, and the percentage of our total loan portfolio accounted for by those industry classifications, on the dates specified. The breakdown between German and non-German borrowers is based on the country of domicile of our borrowers.

in € m. (except percentages)	Dec 31, 2005		Dec 31, 2004	
German:				
Specific loan loss allowance:				
Banks and insurance	–	1%	–	1%
Manufacturing	288	4%	271	5%
Households (excluding mortgages)	46	11%	55	11%
Households – mortgages	14	18%	17	19%
Public sector	–	1%	–	1%
Wholesale and retail trade	137	2%	161	3%
Commercial real estate activities	261	7%	345	8%
Other	229	8%	278	9%
Specific German loan loss allowance total	975		1,127	
Inherent loss allowance	461		417	
German total	**1,436**	**52%**	**1,544**	**57%**
Non-German:				
Specific loan loss allowance	255		527	
Inherent loss allowance	237		273	
Non-German total	**492**	**48%**	**800**	**43%**
Total allowance for loan losses	**1,928**	**100%**	**2,345**	**100%**
Total specific allowance	1,230		1,654	
Total inherent loss allowance	698		691	
Total allowance for loan losses	**1,928**		**2,345**	

Movements in the Allowance for Loan Losses

We record increases to our allowance for loan losses as an expense on our Consolidated Statement of Income. If we determine that we no longer require allowances we have previously established, we decrease our allowance and record the amount as a reduction of the provision on our Consolidated Statement of Income. Charge-offs reduce our allowance while recoveries increase the allowance without affecting the Consolidated Statement of Income.

The following table sets forth a breakdown of the movements in our allowance for loan losses for the periods specified.

in € m. (except percentages)	2005	2004
Allowance at beginning of year	**2,345**	**3,281**
Charge-offs:		
German:		
Banks and insurance	1	3
Manufacturing	61	80
Households (excluding mortgages)	216	185
Households – mortgages	36	39
Public sector	–	–
Wholesale and retail trade	54	78
Commercial real estate activities	112	106
Lease financing	3	–
Other	162	231
German total	645	722
Non-German:		
Excluding lease financing	373	672
Lease financing only	–	–
Non-German total	373	672
Total charge-offs	**1,018**	**1,394**
Recoveries:		
German:		
Banks and insurance	1	1
Manufacturing	11	12
Households (excluding mortgages)	41	37
Households – mortgages	–	–
Public sector	–	–
Wholesale and retail trade	10	12
Commercial real estate activities	4	3
Lease financing	–	–
Other	42	37
German total	109	102
Non-German:		
Excluding lease financing	61	50
Lease financing only	–	–
Non-German total	61	50
Total recoveries	**170**	**152**
Net charge-offs	**848**	**1,242**
Provision for loan losses	374	372
Other changes (currency translation and allowance related to acquisitions/divestitures)	57	(66)
Allowance at end of year	**1,928**	**2,345**
Percentage of total net charge-offs to average loans for the year	0.58%	0.86%

Our allowance for loan losses as of December 31, 2005 was € 1.9 billion, an 18% decrease from the € 2.3 billion reported at the end of 2004. The reduction in our allowance was principally due to charge-offs exceeding our net provisions.

Our gross charge-offs amounted to € 1.0 billion in 2005, a decrease of € 377 million, or 27%, from 2004. Of the charge-offs for 2005, € 580 million were related to our corporate credit exposure, mainly driven by our German and American portfolios, and € 437 million were related to our consumer credit exposure.

Our provision for loan losses in 2005 was € 374 million, nearly unchanged from the prior year (€ 372 million), reflecting tight credit risk management, positive results of workout processes as well as the overall benign credit environment. This amount was composed of both net specific and inherent loan loss provisions. In 2005, our total loan loss provision was principally driven by our smaller-balance standardized homogeneous loan portfolio.

Our specific loan loss allowance was € 1.2 billion as of December 31, 2005, a decrease of € 424 million, or 26% from 2004. The change in our allowance is comprised of net charge-offs of € 518 million and a net specific loan loss provision of € 52 million, which includes a € 72 million net release for non-German clients and a € 42 million increase from currency translation. The provision was 61% lower than in the previous year. Notably, the specific loan loss allowance is the largest component of our total allowance for loan losses.

Our inherent loan loss allowance totaled € 698 million as of December 31, 2005, slightly above the level at the end of 2004 (€ 691 million). Movements in this component include € 365 million net provision being offset by € 330 million net charge-offs for our smaller-balance standardized homogeneous loan portfolio, and a € 23 million net reduction in our other inherent loss allowance.

Our allowance for loan losses as of December 31, 2004 was € 2.3 billion, 29% lower than the € 3.3 billion at the end of 2003. The decrease in our allowance balance was principally due to charge-offs exceeding our net provisions.

Our gross charge-offs amounted to € 1.4 billion in 2004, a decrease of € 500 million, or 26%, from 2003 charge-offs. Of the charge-offs for 2004, € 945 million were related to our corporate credit exposure, mainly driven by our American and German portfolios, and € 449 million were related to our consumer credit exposure.

Our provision for loan losses in 2004 was € 372 million, a decrease of € 741 million or 67% from the prior year, reflecting the improved credit environment witnessed throughout the year, supported by some significant releases, and a continuation of our strict credit discipline. This amount was composed of both net specific and inherent loan loss provisions. In 2004, 73% of our provision related to our smaller-balance standardized homogeneous loan portfolio.

Our specific loan loss allowance was € 1.7 billion as of December 31, 2004, a decrease of € 817 million, or a 33% reduction from 2003. The change in our allowance includes a net specific loan loss provision of € 134 million, which includes a € 18 million net release for non-German clients. The provision was 85% lower than the previous year and was more than offset by net charge-offs of € 889 million. Notably, the specific loan loss allowance is the largest component of our total allowance for loan losses.

Our inherent loan loss allowance totaled € 691 million as of December 31, 2004, a decrease of € 119 million, or 15%, from the level at the end of 2003. A major driver of the net reduction was € 353 million net charge-offs in our smaller-balance standardized homogeneous loan portfolio, offset by € 270 million net provision. Furthermore, in 2004 we recorded a net reduction of € 35 million in our other inherent loss allowance.

Non-German Component of the Allowance for Loan Losses

The following table presents an analysis of the changes in the non-German component of the allowance for loan losses. As of December 31, 2005, 26% of our total allowance was attributable to international clients.

in € m.	2005	2004
Allowance at beginning of year	**800**	**1,466**
Charge-offs	373	672
Recoveries	61	50
Net charge-offs	312	622
Provision for loan losses	(53)	25
Other changes (currency translation and allowance related to acquisitions/divestitures)	57	(69)
Allowance at end of year	**492**	**800**

Allowance for off-balance sheet positions

The following table shows the activity in the Group's allowance for off-balance sheet positions, which comprises contingent liabilities and lending-related commitments.

in € m.	2005	2004
Allowance at beginning of year	**345**	**416**
Provision for off-balance sheet positions	(24)	(65)
Other changes (currency translation and allowance related to acquisitions/divestitures)	8	(6)
Allowance at end of year	**329**	**345**

Settlement Risk

Our trading activities may give rise to risk at the time of settlement of those trades. Settlement risk is the risk of loss due to the failure of a counterparty to honor its obligations to deliver cash, securities or other assets as contractually agreed.

For many types of transactions, we mitigate settlement risk by closing the transaction through a clearing agent, which effectively acts as a stakeholder for both parties, only settling the trade once both parties have fulfilled their sides of the bargain.

Where no such settlement system exists, as is commonly the case with foreign exchange trades, the simultaneous commencement of the payment and the delivery parts of the transaction is common practice between trading partners (free settlement). In these cases, we may seek to mitigate our settlement risk through the execution of bilateral payment netting agreements. We are also an active participant in industry initiatives to reduce settlement risks. Acceptance of settlement risk on free settlement trades requires approval from our credit risk personnel, either in the form of pre-approved settlement risk limits, or through transaction-specific approvals. We do not aggregate settlement risk limits with other credit exposures for credit approval purposes, but we take the aggregate exposure into account when we consider whether a given settlement risk would be acceptable.

Market Risk

Substantially all of our businesses are subject to the risk that market prices and rates will move and result in profits or losses for us. We distinguish among four types of market risk:

- Interest rate risk;
- Equity price risk;
- Foreign exchange risk; and
- Commodity price risk.

The interest rate and equity price risks consist of two components each. The general risk describes value changes due to general market movements, while the specific risk has issuer-related causes.

Market Risk Management Framework

We assume market risk in both our trading and our nontrading activities. We assume risk by making markets and taking positions in debt, equity, foreign exchange, other securities and commodities as well as in equivalent derivatives.

We use a combination of risk sensitivities, value-at-risk, stress testing and economic capital metrics to manage market risks and establish limits. Economic capital is the metric we use to describe and aggregate all our market risks, both in trading and nontrading portfolios. Value-at-risk is a common metric we use in the management of our trading market risks.

Our Management Board and Group Risk Committee, supported by Group Market Risk Management, which is part of our independent risk management function, set a Group-wide value-at-risk limit for the market risks in the trading book. Group Market Risk Management sub-allocates this overall limit to our Group Divisions. Below that, limits are allocated to specific business lines and trading portfolio groups and geographical regions.

Our value-at-risk disclosure for the trading businesses is based on our own internal value-at-risk model. In October 1998, the German Banking Supervisory Authority (now the BaFin) approved our internal value-at-risk model for calculating the market risk capital for our general and specific market risks. Since then the model has been periodically reviewed and approval has been maintained.

Our value-at-risk disclosure is intended to ensure consistency of market risk reporting for internal risk management, for external disclosure and for regulatory purposes. The overall value-at-risk limit for our Corporate and Investment Bank Group Division was € 90 million throughout the year 2005 and the overall value-at-risk limit for our consolidated Group trading positions was € 92 million (with a 99% confidence level, as described below, and a one-day holding period).

Specifics of Market Risk Reporting under German Banking Regulations

German banking regulations stipulate specific rules for market risk reporting, which concern in particular the consolidation of entities, the calculation of the overall market risk position, as well as the determination of which assets are trading assets and which are nontrading assets:

Consolidation. For German regulatory purposes we do not consolidate entities other than banking institutions, financial services institutions, financial enterprises, bank service enterprises and, since 2005, certain fund management companies. However, we do consolidate a number of these companies under U.S. GAAP. These companies mainly include variable interest entities.

Overall Market Risk Position. We do not include in our market risk disclosure the foreign exchange risk arising from currency positions that German banking regulations permit us to exclude from market risk reporting. These are currency positions which are fully deducted from, or covered by, equity capital recognized for regulatory reporting as well as participating interests, including shares in affiliated companies that we record in foreign currency and value at historical cost (structural currency positions). Our largest structural currency positions arise from our investments in entities located in the United States.

Definition of Trading Assets and Nontrading Assets. The regulatory definition of trading book and banking book assets generally parallels the definition of trading and nontrading assets under U.S. GAAP. However, due to specific differences between the regulatory and accounting framework, certain assets are classified as trading book for market risk reporting purposes even though they are nontrading assets under U.S. GAAP. Conversely, we also have assets that are assigned to the banking book even though they are trading assets under U.S. GAAP.

Value-at-Risk Analysis

The value-at-risk approach derives a quantitative measure for our trading book market risks under normal market conditions, estimating the potential future loss (in terms of market value) that will not be exceeded in a defined period of time and with a defined confidence level. The value-at-risk measure enables us to apply a constant and uniform measure across all of our trading businesses and products. It also facilitates comparisons of our market risk estimates both over time and against our daily trading results.

We calculate value-at-risk for both internal and regulatory reporting using a 99% confidence level, in accordance with BIS rules. For internal reporting, we use a holding period of one day. For regulatory reporting, the holding period is ten days.

We believe that our value-at-risk model takes into account all material risk factors assuming normal market conditions. Examples of these factors are interest rates, equity prices, foreign exchange rates and commodity prices, as well as their implied volatilities. The model incorporates both linear and, especially for derivatives, nonlinear effects of the risk factors on the portfolio value. The statistical parameters required for the value-at-risk calculation are based on a 261 trading day history (corresponding to at least one calendar year of trading days) with equal weighting being given to each observation. We generally calculate value-at-risk using the Monte Carlo simulation technique and assuming that changes in risk factors follow a normal or logarithmic normal distribution. However, we still utilize a variance-covariance approach to calculate specific interest rate risk for some portfolios, such as in our credit trading and securitization businesses.

To determine our aggregated value-at-risk, we use historically observed correlations between the different general market risk factors. However, when aggregating general and specific market risks, we assume that there is zero correlation between them.

Back-Testing

We use back-testing in our trading units to verify the predictive power of the value-at-risk calculations. In back-testing, we compare actual income as well as hypothetical daily profits and losses under the buy-and-hold assumption (in accordance with German regulatory requirements) with the estimates from our value-at-risk model.

A committee consisting of risk managers, risk controllers and business area controllers meets on a quarterly basis to discuss back-testing results of the Group as a whole and of individual businesses. The committee analyzes performance fluctuations and assesses the predictive power of our value-at-risk model, which in turn allows us to improve the risk estimation process.

Stress Testing and Economic Capital

While value-at-risk, calculated on a daily basis, supplies forecasts for potential large losses under normal market conditions, we also perform stress tests in which we value our trading portfolios under extreme market scenarios not covered by the confidence interval of our value-at-risk model.

The quantification of market risk under extreme stress scenarios forms the basis of our assessment of the economic capital that we estimate is needed to cover the market risk in all of our positions. Underlying risk factors applicable to the different products are stressed, meaning that we assume a sudden change, according to pre-defined scenarios. We derive the stress scenarios from historic worst case scenarios adjusted for structural changes in current markets.

For example, we calculate country-specific event risk scenarios for all Emerging Markets and assess these event risk results daily. A specialist committee reviews the country risk ratings and scenario loss limits monthly. Ad hoc reviews take place as required.

In addition to the country-specific event risk scenarios for Emerging Markets, we also run regular market stress scenarios on the positions of every major portfolio. This is done weekly for the trading portfolios and monthly for the nontrading portfolios.

Our stress test scenarios include:

- Price and volatility risks for interest rates, equity prices, foreign exchange and commodity prices for industrialized countries. This covers both trading and nontrading securities and investments, as well as trading book derivatives portfolios and includes many basis risks.
- Emerging Markets' risks, including equity price declines, increases in interest rates and currency devaluations.
- Credit spread risks for bonds, credit derivatives and traded loans of both industrialized and Emerging Markets countries.
- Underwriting risks in debt and equity capital markets for industrialized countries.

We calculate economic capital by aggregating losses from those stress scenarios using correlations that reflect stressed market conditions (rather than the normal market correlations used in the value-at-risk model).

Our economic capital usage for market risk arising from the trading units totaled € 1.6 billion at both year-end 2005 and 2004.

Limitations of Our Proprietary Risk Models

Although we believe that our proprietary market risk models are of a high standard, we are committed to their ongoing development and allocate substantial resources to reviewing and improving them.

Our stress testing results and economic capital estimations are necessarily limited by the number of stress tests executed and that not all downside scenarios can be predicted and simulated. While the risk managers have used their best judgment to define worst case scenarios based upon the knowledge of past extreme market moves, it is possible for our market risk positions to lose more value than even our economic capital estimates.

Our value-at-risk analyses should also be viewed in the context of the limitations of the methodology we use and are therefore not maximum amounts that we can lose on our market risk positions. The limitations of the value-at-risk methodology include the following:

- The use of historical data as a proxy for estimating future events may not capture all potential events, particularly those that are extreme in nature.
- The assumption that changes in risk factors follow a normal or logarithmic normal distribution. This may not be the case in reality and may lead to an underestimation of the probability of extreme market movements.
- The use of a holding period of one day (or ten days for regulatory value-at-risk calculations) assumes that all positions can be liquidated or hedged in that period of time. This assumption does not fully capture the market risk arising during periods of illiquidity, when liquidation or hedging in that period of time may not be possible. This is particularly the case for the use of a one-day holding period.
- The use of a 99% confidence level does not take account of, nor makes any statement about, any losses that might occur beyond this level of confidence.

- We calculate value-at-risk at the close of business on each trading day. We do not subject intra-day exposures to intra-day value-at-risk calculations.
- Value-at-risk does not capture all of the complex effects of the risk factors on the value of positions and portfolios and could, therefore, underestimate potential losses. For example, the way sensitivities are represented in our value-at-risk model may only be exact for small changes in market parameters.

The aggregate value-at-risk estimates for our trading market risk are conservative risk estimates when measured against our back-testing procedures (as shown by the number of hypothetical buy-and-hold portfolio losses against the predicted value-at-risk). However, we acknowledge the limitations in the value-at-risk methodology by supplementing the value-at-risk limits with other position and sensitivity limit structures, as well as with stress testing, both on individual portfolios and on a consolidated basis.

Value-at-Risk of the Trading Units of Our Corporate and Investment Bank Group Division

The following table shows the value-at-risk (with a 99% confidence level and a one-day holding period) of the trading units of our Corporate and Investment Bank Group Division. Our trading market risk outside of these units is immaterial. "Diversification effect" reflects the fact that the total value-at-risk on a given day will be lower than the sum of the values-at-risk relating to the individual risk classes. Simply adding the value-at-risk figures of the individual risk classes to arrive at an aggregate value-at-risk would imply the assumption that the losses in all risk categories occur simultaneously.

Value-at-risk of Trading Units	**Total**		Diversification effect		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk	
in € m.	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Average	65.8	71.6	(37.5)	(38.4)	52.8	61.7	33.3	30.8	10.3	10.6	7.0	7.0
Maximum	79.2	97.9	(47.4)	(61.5)	61.6	91.1	43.1	45.1	18.2	25.9	11.3	10.8
Minimum	57.8	54.5	(29.4)	(28.1)	41.9	39.7	22.9	19.9	5.5	2.9	3.5	3.8
Year-end	69.8	66.3	(40.9)	(39.8)	55.3	41.1	32.8	42.6	12.9	17.2	9.6	5.1

The following graph shows the daily aggregate value-at-risk of our trading units in 2005, including diversification effects, and actual income of the trading units throughout the year.

Income of Trading Units and Value-at-Risk in 2005
in € m.


200
Income of Trading Units
150
100
50
0
(50)
Value-at-risk
(100)
1/05
2/05
3/05
4/05
5/05
6/05
7/05
8/05
9/05
10/05
11/05
12/05

While we have taken selective trading opportunities and risks throughout the year, our value-at-risk for the trading units remained within a relatively narrow band between € 57.8 million and € 79.2 million. The higher value-at-risk levels were mainly driven by above-average interest rate risk exposures and/or above-average equity positions. The average value-at-risk in 2005 was € 65.8 million, which is 8% below the 2004 average of € 71.6 million.

Our trading units achieved a positive actual income for over 93% of the trading days in both 2005 and 2004. On no trading day in either year did they incur an actual loss that exceeded the value-at-risk estimate for that day.

In our regulatory back-testing in 2005 we observed one outlier, that is, a hypothetical buy-and-hold loss that exceeded our value-at-risk estimate for the trading units as a whole. This is below the two to three outliers a year that are statistically expected when using a 99% confidence level value-at-risk model. The outlier occurred in April, when the actual daily loss was € 52 million driven by exceptionally high levels of volatility both in corporate bond and equity markets.

The following histogram illustrates the distribution of actual daily income of our trading units in 2005. The histogram displays the number of trading days on which we reached each level of trading income shown on the horizontal axis in millions of euro.


Daily Income of Trading Units in 2005
in € m.
Days
Daily average: 44.0
67.8*
65.8**
35
30
25
20
15
10
5
0
below (45)
(45) to (40)
(40) to (35)
(35) to (30)
(30) to (25)
(25) to (20)
(20) to (15)
(15) to (10)
(10) to (5)
(5) to 0
0 to 5
5 to 10
10 to 15
15 to 20
20 to 25
25 to 30
30 to 35
35 to 40
40 to 45
45 to 50
50 to 55
55 to 60
60 to 65
65 to 70
70 to 75
75 to 80
80 to 85
85 to 90
90 to 95
95 to 100
100 to 105
105 to 110
110 to 115
115 to 120
120 to 125
over 125

* 99th percentile of actual daily income distribution.
**Average value-at-risk (confidence level 99%; one-day holding period).

In addition to our back-testing, the comparison of the distribution of actual daily income with the average value-at-risk also enables us to ascertain the reasonableness of our value-at-risk estimate. The histogram shows that the distribution of our trading units' actual daily income produces a 99th percentile of € 67.8 million around the average daily income level of € 44.0 million, which is close to the average value-at-risk estimate of € 65.8 million.

Market Risk in Our Nontrading Portfolios

The market risk in our nontrading portfolios, as measured by economic capital (€ 1.4 billion at year end 2005), has significantly decreased in 2005 and is now, unlike in previous years, less than the market risk in our trading portfolios.

Management of Our Nontrading Portfolios

To ensure a coordinated investment strategy, a consistent risk management process and appropriate portfolio diversification, our Group Corporate Investments/Alternative Assets Governance Committee supervises all of our nontrading asset portfolio. Our Global Head of Group Market Risk Management is also the Chief Risk Officer for Corporate Investments and alternative assets and is a member of the committee. The committee defines investment strategies, determines risk-adjusted return requirements, sets limits and allocates economic capital among the alternative assets classes. It approves policies, procedures and methodologies for managing alternative assets risk and receives monthly portfolio reports showing performance, estimated market values, economic capital estimates and risk profiles of the portfolios. The committee also oversees the portfolio of industrial holdings and other corporate investments held in our Corporate Investments Group Division.

Assessment of Market Risk in Our Nontrading Portfolios

Unlike for our trading portfolios we do not use value-at-risk as the primary metric to assess the market risk in our nontrading portfolios due to the nature of these positions as well as the lack of transparency of some of the pricing. Rather we assess the market risk in our nontrading portfolios through the use of stress testing procedures that are particular to each risk class and which consider, among other factors, large historically observed market moves as well as the liquidity of each asset class. This assessment forms the basis of our economic capital estimates which enable us to actively monitor and manage the nontrading market risk positions using a methodology which is consistent with that used for the trading market risk positions. As an example, for our industrial holdings we apply individual price shocks between 24% and 37%, which are based on historically observed market moves. In addition, we consider value reductions between 10% and 15% to reflect liquidity constraints. For private equity exposures, all our positions are stressed using our standard credit risk economic capital model as well as market price shocks up to 100%, depending on the individual asset. See also section "Risk Management Tools – Economic Capital" and "Market Risk – Stress Testing and Economic Capital".

Nontrading Market Risk by Risk Class

The biggest market risks in our nontrading portfolios are equity and real estate price risks. The vast majority of the interest rate and foreign exchange risks arising from our nontrading asset and liability positions has been transferred through internal hedges to our Global Markets Business Division within our Corporate and Investment Bank Group Division and is thus managed on the basis of value-at-risk as reflected in our trading value-at-risk numbers.

Nontrading Market Risk by Group Division

There is nontrading market risk held and managed in each of our Group Divisions. The nontrading market risk in our Corporate Investments Group Division remains the biggest in the Group and is incurred through private equity investments, industrial holdings and other corporate investments. Our Private Clients and Asset Management Group Division primarily assumes nontrading market risk through its proprietary investments in real estate and mutual funds, which support the client asset management businesses. In our Corporate and Investment Bank Group Division, which has the smallest amount of nontrading market risk, the most significant part arises from a few strategic investments.

Carrying Value and Economic Capital Usage for Our Nontrading Portfolios

The table below shows the carrying values and economic capital usages separately for our major industrial holdings, other corporate investments and alternative assets.

Nontrading Portfolios	Carrying Value		Economic Capital Usage	
in € bn.	**Dec 31, 2005**	Dec 31, 2004	**Dec 31, 2005**	Dec 31, 2004
Major Industrial Holdings	4.1	5.5	0.3	1.2
Other Corporate Investments	4.2	5.2	0.5	1.8
Alternative Assets:	2.5	2.6	0.7	0.9
Private Equity	1.1	1.1	0.4	0.6
Real Estate	1.1	1.3	0.2	0.2
Hedge Funds	0.4	0.2	0.0[1]	0.1
Total	**10.9**	**13.3**	**1.4**	**3.9**

[1] There is a small economic capital usage of € 39 million.

Our economic capital usage for these nontrading asset portfolios totaled € 1.4 billion at year-end 2005, which is € 2.4 billion, or 63%, below our economic capital usage at year-end 2004. This decrease primarily reflects the continued decrease of our industrial holdings portfolio as well as the reduced risk from other corporate investments.

Major Industrial Holdings. The decrease in economic capital usage for our major industrial holdings was primarily driven by the reduction of our shareholding in DaimlerChrysler AG from 10.4% at year-end 2004 to 4.4% at year-end 2005. Our economic capital usage of € 0.3 billion at year-end 2005 was mainly due to the residual shareholding in DaimlerChrysler AG, while the economic capital usage for our other industrial holdings was comparatively small due to our unrealized gains associated with these holdings.

Other Corporate Investments. The decrease in the economic capital usage for our other corporate investments was largely due to the sale of a 9.73% shareholding in EUROHYPO AG to Commerzbank AG in 2005 and the agreement with Commerzbank AG to also purchase our residual shareholding of 27.99% in 2006. The economic capital usage of € 0.5 billion for our other corporate investments at year-end 2005 was driven by our mutual fund investments, our holding in Atradius N.V., which has lower risk than last year because of the committed partial sale that was agreed in December 2005, and a few other corporate investments.

Alternative Assets. Our alternative assets include direct investments in private equity (including venture capital, mezzanine debt and leveraged buy-out funds), real estate principal investments (including mezzanine debt), and hedge funds. The portfolio is well diversified and continues to be dominated by private equity and real estate investments. The decrease in our economic capital usage for alternative assets was mainly due to the lower risks incurred through our private equity investments.

In our total economic capital figures no diversification benefits between the different asset categories (e.g., between industrial holdings, private equity, real estate, etc.) are taken into account.

Major Industrial Holdings

The following table shows the total shares of capital and market values of our major industrial holdings which were directly and/or indirectly attributable to us at year-end 2005, and the corresponding holdings at year-end 2004. Our Corporate Investments Group Division currently plans to continue selling most of its publicly listed holdings over the next few years, subject to the legal environment and market conditions.

Major industrial holdings		Share of capital (in %)		Market value (in € m.)	
Name	Country of domicile	**Dec 31, 2005**	Dec 31, 2004	**Dec 31, 2005**	Dec 31,2004
DaimlerChrysler AG	Germany	4.4	10.4	1,930	3,706
Allianz AG	Germany	2.4	2.5	1,234	935
Linde AG	Germany	10.0	10.0	785	544
Fiat S.p.A.	Italy	0.8	1.0	73	59
Other	N/M	N/M	N/M	122	246
Total				**4,144**	**5,490**

N/M – Not meaningful

Liquidity Risk

Liquidity Risk Management safeguards the ability of the bank to meet all payment obligations when they come due. Our liquidity risk management framework has been instrumental in maintaining adequate liquidity and a healthy funding profile during the year 2005.

Liquidity Risk Management Framework

Group Treasury is responsible for the management of liquidity risk. Our liquidity risk management framework is designed to identify, measure and manage the liquidity risk position. The underlying policies are reviewed on a regular basis by the Group Asset and Liability Committee and finally approved by the Board Member responsible for Group Treasury. The policies define the methodology which is applied to the Group.

Our liquidity risk management approach starts at the intraday level (operational liquidity) managing the daily payment queue, forecasting cash flows and our access to Central Banks. It then covers tactical liquidity risk management dealing with the access to unsecured funding sources and the liquidity characteristics of our asset inventory (Asset Liquidity). Finally, the strategic perspective comprises the maturity profile of all assets and liabilities (Funding Matrix) on our balance sheet and our Issuance Strategy.

We have developed a cash flow based reporting tool (Lima System) which provides daily liquidity risk information to global and regional management.

Our liquidity position is subject to stress testing and scenario analysis to evaluate the impact of sudden stress events. The scenarios are either based on historic events, case studies of liquidity crises or models using hypothetical events.

Short-term Liquidity

Our reporting tool tracks cash flows on a daily basis over an eighteen months horizon. This scheme allows management to assess our short-term liquidity position in any location, region and globally on a by-currency, by-product, and by-division basis. The system captures all of our cash flows from transactions on our balance sheet, as well as liquidity risks resulting from off-balance sheet transactions. We model products that have no specific contractual maturities using statistical methods to capture the actual behavior of their cash flows. Liquidity outflow limits (MCO Limits), which have been set to limit cumulative global and regional net cash outflows, are monitored on a daily basis and ensure our access to liquidity.

Unsecured Funding

Unsecured funding is a finite resource. Total unsecured funding represents the amount of external liabilities, which we take from the market irrespective of instrument, currency or tenor. Unsecured funding is measured on a regional basis by currency and aggregated to a global utilization report. The Group Asset and Liability Committee has set limits by business divisions to protect our access to unsecured funding at attractive levels.

Asset Liquidity

The Asset Liquidity component tracks the volume and booking location within our consolidated inventory of unencumbered, liquid assets which we can use to raise funds either in the repurchase agreement markets or by selling the assets. Securities inventories include a wide variety of different securities. In a first step, we segregate illiquid and liquid securities in each inventory. Subsequently we assign liquidity values to different classes of liquid securities.

The liquidity of these assets is an important element in protecting us against short-term liquidity squeezes. In addition, we continue to keep a portfolio of highly liquid securities in major currencies around the world to supply collateral for cash needs associated with clearing activities in euro, U.S. dollar and other major currencies. As a result of various efficiency initiatives in security settlement systems, we were able to reduce this dedicated portfolio to € 20.2 billion.

Funding Diversification

Diversification of our funding profile in terms of investor types, regions, products and instruments is an important element of our liquidity risk management framework. Our core funding resources, such as retail, small/mid-cap and fiduciary deposits as well as long-term capital markets funding, form the cornerstone of our liability profile. Customer deposits, funds from institutional investors and interbank funding are additional sources of funding. We use interbank deposits primarily to fund liquid assets.

The following chart shows the composition of our external unsecured liabilities as of December 31, 2005 and December 31, 2004, both in euro billion and as a percentage of our total unsecured liabilities. Total external unsecured liabilities were € 462 billion at December 31, 2005. The increase of € 77 billion reflects the overall positive market environment in 2005 resulting in higher liquidity in the market, which we were able to tap.


External Unsecured Liabilities by Product*
in € bn.
December 31, 2005: total € 462 billion
December 31, 2004: total € 385 billion
120
80
40
0
96
88
21%
23%
11
10
2%
3%
76
74
17%
19%
21
20
5%
5%
106
78
23%
20%
16
22
3%
6%
61
46
13%
12%
30
26
6%
7%
45
21
10%
5%
Retail Deposits
Small/ Mid Cap**
Capital Markets
Fiduciary Deposits
Other Non-Bank Deposits
Institutional Clearing Balance
Bank Deposits
Central Bank Deposits
CP-CD***

* In 2005, we have refined our allocation of liabilities to funding sources to better reflect our funding profile. For comparison purposes, we have adjusted our 2004 figures accordingly.
** Refers to deposits by small and medium-sized German corporates.
*** Commercial Paper/Certificates of Deposit.

Funding Matrix

We have mapped all funding relevant assets and liabilities into time buckets corresponding to their maturities to compile a maturity profile (Funding Matrix). Given that trading assets are typically more liquid than their contractual maturities suggest, we have divided them into liquid assets (assigned to the time bucket one year) and illiquid assets (assigned to time buckets two to five years). We have taken assets and liabilities from the retail bank that show a behavior of being renewed or prolonged regardless of capital market conditions (mortgage loans and retail deposits) and assigned them to time buckets reflecting the expected prolongation. Wholesale banking products are included with their contractual maturities.

The Funding Matrix identifies the excess or shortfall of assets over liabilities in each time bucket and thus allows us to identify and manage open liquidity exposures. The Funding Matrix is a key input parameter for our annual capital market issuance plan, which upon approval of the Group Asset and Liability Committee establishes issuing targets for securities by tenor, volume and instrument.

The Funding Matrix indicates that at year-end 2005 we were structurally long funded.

Stress Testing and Scenario Analysis

We employ stress testing and scenario analysis to evaluate the impact of sudden stress events on our liquidity position. The scenarios are either based on historic events (such as the stock market crash of 1987, the U.S. liquidity crunch of 1990 and the terrorist attacks of September 11, 2001) or modeled using hypothetical events. The latter include internal scenarios such as operational risk events, a rating downgrade of the bank by 1 and 3 notches respectively as well as external scenarios such as a market risk event, Emerging Markets crises and systemic shock. Under each of these scenarios we assume that all maturing loans to customers will need to be rolled over and require funding whereas rollover of liabilities will be partially impaired resulting in a funding gap. We then model the steps we would take to counterbalance the resulting net shortfall in funding needs. Action steps would include selling assets, switching from unsecured to secured funding and adjusting the price we would pay for liabilities (gap closure).

This analysis is fully integrated within the existing liquidity risk management framework. We track contractual cash flows per currency and product over an eight-week horizon (the most critical time span in a liquidity crisis) and apply the relevant stress case to each product. Asset Liquidity complements the analysis.

Our stress testing analysis provides guidance as to our ability to generate sufficient liquidity under critical conditions and is a valuable input parameter when defining our target liquidity risk position. The analysis is performed monthly. The following report is illustrative for our stress testing results as of December 31, 2005. For each scenario, the table shows what our maximum funding gap would be over an eight-week horizon after occurrence of the triggering event. We analyze whether the risk to our liquidity would be immediate and whether it would improve or worsen over time. We determine how much liquidity we believe we would have been able to generate at the time to close the gap.

Scenario	Funding gap[1] (in € bn.)	Liquidity impact	Gap closure[2] (in € bn.)
Market risk	4.0	Gradually increasing	131.9
Emerging markets	22.3	Gradually increasing	131.9
Systemic shock	15.4	Immediate, duration 2 weeks	86.7
DB downgrade to A1/P1 (short term) and A1/A+ (long term)	23.1	Gradually increasing	131.9
Operational risk	14.5	Immediate, duration 2 weeks	131.9
DB downgrade to A2/P2 (short term) and A3/A- (long term)	100.0	Gradually increasing	131.9

[1] *Funding gap after assumed partially impaired rollover of liabilities.*
[2] Maximum liquidity generation based on counterbalancing and asset liquidity opportunities.

With the increasing importance of liquidity management in the financial industry, we consider it important to contribute to financial stability by regularly addressing central banks, supervisors, rating agencies, and market participants on liquidity risk-related topics. We participate in a number of working groups regarding liquidity and participate in efforts to create industry-wide standards that are appropriate to evaluate and manage liquidity risk at financial institutions.

In addition to our internal liquidity management systems, the liquidity exposure of German banks is regulated by the German Banking Act and regulations issued by the BaFin. We are in compliance with all applicable liquidity regulations.

Operational Risk

EU institutions (Commissions, Parliament and Council) have approved changes to two directives to incorporate the new capital adequacy framework broadly known as "Basel II". The EU member states are currently transforming the re-cast EU directives into national regulation. Discussions between the banking industry and the regulators are continuing with regard to specific issues as well as interpretation of Basel II, the EU directives and national regulation. On the basis of this discussion we define operational risk as the potential for incurring losses in relation to employees, contractual specifications and documentation, technology, infrastructure failure and disasters, projects, external influences and customer relationships. This definition includes legal and regulatory risk, but excludes business risk.

Organizational Set-up

Operational Risk Management is an independent risk management function within Deutsche Bank. The Chief Risk Officer for Credit and Operational Risk with Group-wide responsibility reports directly to the Group Chief Risk Officer. The Global Head of Operational Risk Management reports to the Chief Risk Officer for Credit and Operational Risk and both are represented on the Group Risk Committee. The Operational Risk Management Committee is a permanent sub-committee of the Group Risk Committee and is composed of the Operational Risk Management team. It is our main decision making committee for all operational risk management matters and approves group standards for identification, measurement, assessment, reporting and monitoring of operational risk.

Operational Risk Management is responsible for defining the operational risk framework and related policies while the responsibility for implementing the framework as well as the day-to-day operational risk management lies with our Business Divisions. Based on this business partnership model we ensure a close monitoring and high awareness for operational risk. Operational Risk Management is structured into regional and functional teams. The regional teams ensure consistent implementation of the overall operational risk management framework and pro-active management of operational risks and the functional teams focus on the development and implementation of the operational risk management toolset and reporting, the Advanced Measurement Approach (AMA) methodology under Basel II, monitoring regulatory requirements, value-added analysis and the setting of loss thresholds.

Managing Our Operational Risk

We manage operational risk based on a Group-wide consistent framework that enables us to determine our operational risk profile in comparison to the risk appetite of the bank and to define risk mitigating measures and priorities.

In order to efficiently manage the operational risk we use four different approaches:

- We perform bottom-up operational risk "self-assessments" resulting in a specific operational risk profile for the business lines highlighting the areas with high risk potential.
- We collect losses arising from operational risk events in our "db-Incident Reporting System" database.
- We capture and monitor operational risk indicators in our tool "db-Score" returning early warning signals.
- We capture action points resulting from "self-assessments" or risk indicators in "db-Track". Within "db-Track" we monitor the progress of the operational risk action points on an ongoing basis.

In 2005, we implemented an enhanced methodology for calculating economic capital for operational risk as part of our Basel II preparation for the Advanced Measurement Approach (AMA). We use this model for internal economic capital calculation and allocation.

Based on the organizational set-up, the systems in place to identify and manage the operational risk and the support of control functions responsible for specific operational risk types (e.g., Compliance, Business Continuity Management) we seek to optimize operational risk. Future operational risks – identified through forward-looking analysis – are managed via mitigation strategies such as the development of back-up systems and emergency plans. Where appropriate, we purchase insurance against operational risks.

Overall Risk Position

The table below shows the overall risk position of the Group at year-end 2005 and 2004 as measured by the economic capital calculated for credit, market, business and operational risk; it does not include liquidity risk.

Economic capital usage in € m.	**Dec 31, 2005**	Dec 31, 2004
Credit risk	7,125	5,971
Market risk:	3,042	5,476
Trading market risk	1,595	1,581
Nontrading market risk	1,447	3,895
Diversification benefit across credit and market risk	(563)	(870)
Sub-total credit and market risk	9,604	10,577
Business risk	411	381
Operational risk	2,270	2,243
Total economic capital usage	**12,285**	**13,201**

To determine our overall (nonregulatory) risk position, we generally add the individual economic capital estimates for the various types of risk. However, when aggregating credit and market risk, we consider the diversification benefit across these risk types, which we estimate as € 563 million as of December 31, 2005 and € 870 million as of December 31, 2004. The diversification benefit across all risk types has not yet been calculated.

On December 31, 2005, our economic capital usage totaled € 12.3 billion, which is € 0.9 billion or 7% below the € 13.2 billion economic capital usage as of December 31, 2004.

The reduction in total market risk economic capital was caused by the decrease in nontrading market risk, which was primarily driven by the reduction of our shareholding in DaimlerChrysler AG from 10.4% at year-end 2004 to 4.4% at year-end 2005, as well as the reduced risk from other corporate investments. The reduction in risk from other corporate investments was mainly due to the sale of a 9.73% shareholding in EUROHYPO AG to Commerzbank AG in 2005 and the agreement with Commerzbank AG to also buy our residual shareholding of 27.99% in 2006.

The increase in credit risk economic capital is a reflection of volume growth in our lending book, principally in our Private & Business Clients and Corporate Banking & Securities Corporate Divisions, as well as higher credit risk relating to our trading inventory. In 2005, we implemented an enhanced methodology for name-specific risk for a significant portion of our trading inventory, which contributed € 0.3 billion to the increase. Furthermore, foreign exchange effects also contributed to the overall increase in credit risk economic capital.

The allocation of economic capital may change from time to time to reflect refinements in our risk measurement methodology.

Consolidated Statement of Income

in € m., except per share data	[Notes]	**2005**	2004	2003
Net interest revenues:				
Interest revenues	[23]	41,708	28,023	27,583
Interest expense	[23]	35,707	22,841	21,736
Net interest revenues		**6,001**	**5,182**	**5,847**
Provision for loan losses	[7], [8]	374	372	1,113
Net interest revenues after provision for loan losses		**5,627**	**4,810**	**4,734**
Noninterest revenues:				
Commissions and fees from fiduciary activities		3,556	3,211	3,273
Commissions, broker's fees, markups on securities underwriting and other securities activities		4,057	3,711	3,564
Fees for other customer services		2,476	2,584	2,495
Trading revenues, net	[30]	7,429	6,186	5,611
Net gains on securities available for sale	[5]	1,055	235	20
Net income (loss) from equity method investments	[6]	418	388	(422)
Other revenues	[6], [13], [30]	648	421	880
Total noninterest revenues		**19,639**	**16,736**	**15,421**
Noninterest expenses:				
Compensation and benefits	[20], [24], [30]	10,993	10,222	10,495
Net occupancy expense of premises		1,014	1,258	1,251
Furniture and equipment		169	178	193
IT costs		1,539	1,726	1,913
Agency and other professional service fees		895	824	836
Communication and data services		599	599	626
Other expenses		3,178	2,291	2,000
Goodwill impairment/impairment of intangibles	[12]	–	19	114
Restructuring activities	[28]	767	400	(29)
Total noninterest expenses		**19,154**	**17,517**	**17,399**
Income before income tax expense and cumulative effect of accounting changes		**6,112**	**4,029**	**2,756**
Income tax expense	[25]	2,039	1,437	1,327
Reversal of 1999/2000 credits for tax rate changes	[25]	544	120	215
Income before cumulative effect of accounting changes, net of tax		**3,529**	**2,472**	**1,214**
Cumulative effect of accounting changes, net of tax	[2]	–	–	151
Net income		**3,529**	**2,472**	**1,365**
Earnings per common share (in €):	[2], [26]			
Basic:				
Income before cumulative effect of accounting changes, net of tax		7.62	5.02	2.17
Cumulative effect of accounting changes, net of tax		–	–	0.27
Net income		**7.62**	**5.02**	**2.44**
Diluted:				
Income before cumulative effect of accounting changes, net of tax		6.95	4.53	2.06
Cumulative effect of accounting changes, net of tax		–	–	0.25
Net income		**6.95**	**4.53**	**2.31**
Cash dividends declared per common share		**1.70**	**1.50**	**1.30**

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Comprehensive Income

in € m.	2005	2004	2003
Net income	**3,529**	**2,472**	**1,365**
Other comprehensive income:			
Reversal of 1999/2000 credits for tax rate changes	544	120	215
Unrealized gains (losses) on securities available for sale:			
Unrealized net gains arising during the year, net of tax and other[1]	1,742	12	1,619
Net reclassification adjustment for realized net (gains) losses, net of applicable tax and other[2]	(1,004)	(189)	162
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax[3]	(28)	40	(4)
Minimum pension liability, net of tax[4]	(7)	(1)	8
Foreign currency translation:			
Unrealized net gains (losses) arising during the year, net of tax[5]	1,054	(719)	(936)
Net reclassification adjustment for realized net gains, net of tax[6]	(1)	–	(54)
Total other comprehensive income (loss)	**2,300**	**(737)**	**1,010**
Comprehensive income	**5,829**	**1,735**	**2,375**

[1] Amounts are net of income tax expense of € 80 million, € 131 million and € 38 million for the years ended December 31, 2005, 2004 and 2003, respectively, and adjustments to insurance policyholder liabilities and deferred acquisition costs of € 16 million, € 19 million and € 4 million for the years ended December 31, 2005, 2004 and 2003, respectively.
[2] Amounts are net of applicable income tax expense of € 70 million, € 40 million and € 41 million for the years ended December 31, 2005, 2004 and 2003, respectively, and adjustments to insurance policyholder liabilities and deferred acquisition costs of € 12 million, € 6 million and € (10) million for the years ended December 31, 2005, 2004 and 2003, respectively.
[3] Amounts are net of an income tax expense (benefit) of € (19) million and € 7 million for the years ended December 31, 2005 and 2004, respectively, and an income tax benefit of less than € 1 million for the year ended December 31, 2003.
[4] Amounts are net of income tax expense (benefit) of € (5) million, € (1) million and € 3 million for the years ended December 31, 2005, 2004 and 2003, respectively.
[5] Amounts are net of an income tax expense (benefit) of € (36) million, € 53 million and € 70 million for the years ended December 31, 2005, 2004 and 2003, respectively.
[6] Amounts are net of an income tax expense of less than € 1 million for the year ended December 31, 2005 and an income tax expense (benefit) of € 4 million and € (5) million for the years ended December 31, 2004 and 2003, respectively.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Balance Sheet

in € m. (except nominal value)	[Notes]	Dec 31, 2005	Dec 31, 2004
Assets:			
Cash and due from banks		6,571	7,579
Interest-earning deposits with banks	[32]	11,963	18,089
Central bank funds sold and securities purchased under resale agreements	[32]	130,993	123,921
Securities borrowed	[32]	101,125	65,630
Trading assets of which € 84 billion and € 77 billion were pledged to creditors and can be sold or repledged at December 31, 2005 and 2004, respectively	[4], [10], [32]	448,393	373,147
Securities available for sale of which € 21 million and € 18 million were pledged to creditors and can be sold or repledged at December 31, 2005 and 2004, respectively	[5], [10], [32]	21,675	20,335
Other investments	[6], [32]	7,382	7,936
Loans, net	[7], [8], [9], [10], [31], [32]	151,355	136,344
Premises and equipment, net	[10], [11]	5,079	5,225
Goodwill	[12]	7,045	6,378
Other intangible assets, net	[12]	1,198	1,069
Other assets	[14], [25]	99,382	74,415
Total assets		**992,161**	**840,068**
Liabilities:			
Deposits	[15], [32]	380,787	320,796
Trading liabilities	[4], [32]	194,347	169,606
Central bank funds purchased and securities sold under repurchase agreements	[10], [32]	143,524	105,292
Securities loaned	[10], [32]	24,581	12,881
Other short-term borrowings	[16], [19], [32]	20,549	20,118
Other liabilities	[14], [19], [24], [25], [28]	81,377	75,543
Long-term debt	[17], [19], [32]	113,554	106,870
Obligation to purchase common shares	[18]	3,506	3,058
Total liabilities		**962,225**	**814,164**
Shareholders' equity:			
Common shares, no par value, nominal value of € 2.56 Issued: 2005, 554.5 million shares; 2004, 543.9 million shares	[20]	1,420	1,392
Additional paid-in capital		11,672	11,147
Retained earnings		22,628	19,814
Common shares in treasury, at cost: 2005, 49.0 million shares; 2004, 26.6 million shares		(3,368)	(1,573)
Equity classified as obligation to purchase common shares	[18]	(3,506)	(3,058)
Share awards		2,121	1,513
Accumulated other comprehensive income (loss):			
Deferred tax on unrealized net gains on securities available for sale relating to 1999 and 2000 tax rate changes in Germany		(2,164)	(2,708)
Unrealized net gains on securities available for sale, net of applicable tax and other		2,498	1,760
Unrealized net gains on derivatives hedging variability of cash flows, net of tax		9	37
Minimum pension liability, net of tax		(8)	(1)
Foreign currency translation, net of tax		(1,366)	(2,419)
Total accumulated other comprehensive loss		(1,031)	(3,331)
Total shareholders' equity	[20], [22]	**29,936**	**25,904**
Total liabilities and shareholders' equity		**992,161**	**840,068**
Commitments and contingent liabilities (Notes [11], [30], [33])			

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Changes in Shareholders' Equity

in € m.	**2005**	2004	2003
Common shares:			
Balance, beginning of year	1,392	1,490	1,592
Common shares issued under employee benefit plans	28	–	–
Retirement of common shares	–	(98)	(102)
Balance, end of year	1,420	1,392	1,490
Additional paid-in capital:			
Balance, beginning of year	11,147	11,147	11,199
Common shares issued under employee benefit plans	411	–	–
Net losses on treasury shares sold	–	–	(36)
Tax benefits related to employee benefit plans	110	–	–
Other	4	–	(16)
Balance, end of year	11,672	11,147	11,147
Retained earnings:			
Balance, beginning of year	19,814	20,486	22,087
Net income	3,529	2,472	1,365
Cash dividends declared and paid	(868)	(828)	(756)
Dividend related to equity classified as obligation to purchase common shares	117	96	–
Net gains (losses) on treasury shares sold	46	66	(386)
Retirement of common shares	–	(2,472)	(1,801)
Other	(10)	(6)	(23)
Balance, end of year	22,628	19,814	20,486
Common shares in treasury, at cost:			
Balance, beginning of year	(1,573)	(971)	(1,960)
Purchases of shares	(43,803)	(34,471)	(25,464)
Sale of shares	41,598	30,798	23,903
Retirement of shares	–	2,570	1,903
Treasury shares distributed under employee benefit plans	410	501	647
Balance, end of year	(3,368)	(1,573)	(971)
Equity classified as obligation to purchase common shares:			
Balance, beginning of year	(3,058)	(2,310)	(278)
Additions	(814)	(1,241)	(2,911)
Deductions	366	493	879
Balance, end of year	(3,506)	(3,058)	(2,310)
Share awards – common shares issuable:			
Balance, beginning of year	2,965	2,196	1,955
Deferred share awards granted, net	901	1,270	888
Deferred shares distributed	*(410)*	*(501)*	*(647)*
Balance, end of year	3,456	2,965	2,196
Share awards – deferred compensation:			
Balance, beginning of year	(1,452)	(1,242)	(1,000)
Deferred share awards granted, net	(901)	(1,270)	(888)
Amortization of deferred compensation, net	1,018	1,060	646
Balance, end of year	(1,335)	(1,452)	(1,242)
Accumulated other comprehensive income (loss):			
Balance, beginning of year	(3,331)	(2,594)	(3,604)
Reversal of 1999/2000 credits for tax rate changes	544	120	215
Change in unrealized net gains on securities available for sale, net of applicable tax and other	738	(177)	1,781
Change in unrealized net gains/losses on derivatives hedging variability of *cash flows, net of tax*	(28)	40	(4)
Change in minimum pension liability, net of tax	(7)	(1)	8
Foreign currency translation, net of tax	1,053	(719)	(990)
Balance, end of year	(1,031)	(3,331)	(2,594)
Total shareholders' equity, end of year	**29,936**	**25,904**	**28,202**

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Cash Flows

in € m.	2005	2004	2003
Cash flows from operating activities:			
Net income	**3,529**	**2,472**	**1,365**
Adjustments to reconcile net income to net cash used in operating activities:			
Provision for loan losses	374	372	1,113
Restructuring activities	145	230	(29)
Gain on sale of securities available for sale, other investments, loans and other	(1,494)	(476)	(201)
Deferred income taxes, net	964	838	269
Impairment, depreciation and other amortization and accretion	1,474	1,776	3,072
Cumulative effect of accounting changes, net of tax	–	–	(151)
Share of net income from equity method investments	(333)	(282)	(42)
Net change in:			
Trading assets	(75,606)	(42,461)	(37,624)
Other assets	(26,908)	(15,566)	(7,452)
Trading liabilities	24,740	16,380	22,719
Other liabilities	10,699	7,538	10,830
Other, net	(1,544)	1,082	47
Net cash used in operating activities	**(63,960)**	**(28,097)**	**(6,084)**
Cash flows from investing activities:			
Net change in:			
Interest-earning deposits with banks	5,885	(4,573)	11,305
Central bank funds sold and securities purchased under resale agreements	(7,072)	(11,679)	5,378
Securities borrowed	(35,495)	7,166	(35,226)
Loans	(18,068)	2,908	22,610
Proceeds from:			
Sale of securities available for sale	11,673	21,145	13,620
Maturities of securities available for sale	2,815	3,560	7,511
Sale of other investments	1,868	2,081	2,068
Sale of loans	10,440	10,463	6,882
Sale of premises and equipment	274	451	2,628
Purchase of:			
Securities available for sale	(13,981)	(25,201)	(19,942)
Other investments	(1,602)	(1,200)	(2,141)
Loans	(5,985)	(4,950)	(9,030)
Premises and equipment	(701)	(792)	(991)
Net cash received (paid) for business combinations/divestitures	211	(223)	2,469
Other, net	99	116	327
Net cash (used in) provided by investing activities	**(49,639)**	**(728)**	**7,468**
Cash flows from financing activities:			
Net change in:			
Deposits	60,040	21,493	(24,158)
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	49,932	923	17,751
Other short-term borrowings	452	3,399	(4,303)
Issuances of long-term debt	44,574	34,463	43,191
Repayments and extinguishments of long-term debt	(39,817)	(25,773)	(32,366)
Common shares issued under employee benefit plans	439	–	–
Purchases of treasury shares	(43,803)	(34,471)	(25,464)
Sale of treasury shares	41,640	30,850	23,389
Cash dividends paid	(868)	(828)	(756)
Other, net	(485)	12	(37)
Net cash provided by (used in) financing activities	**112,104**	**30,068**	**(2,753)**
Net effect of exchange rate changes on cash and due from banks	487	(300)	(974)
Net increase (decrease) in cash and due from banks	(1,008)	943	(2,343)
Cash and due from banks, beginning of the year	7,579	6,636	8,979
Cash and due from banks, end of the year	6,571	7,579	6,636
Interest paid	35,246	22,411	22,612
Income taxes paid, net	962	199	911

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements

[1] Significant Accounting Policies

Deutsche Bank Aktiengesellschaft ("Deutsche Bank" or the "Parent") is a stock corporation organized under the laws of the Federal Republic of Germany. Deutsche Bank together with all entities in which Deutsche Bank has a controlling financial interest (the "Group") is a global provider of a full range of corporate and investment banking, private clients and asset management products and services. For a discussion of the Group's business segment information, see Note [27].

The accompanying consolidated financial statements are stated in euros and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions regarding the fair valuation of certain financial assets and liabilities, the allowance for loan losses, the impairment of assets other than loans, the valuation allowance for deferred tax assets, legal, regulatory and tax contingencies, as well as other matters. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management's estimates.

Certain reclassifications and adjustments have been made to the prior year financial statements. These include the reclassification of certain brokerage margin accounts from deposits to other liabilities, and adjustments to previously disclosed amounts of pledged trading assets that can be sold or re-pledged and to certain derivatives that are disclosed as financial guarantees. These reclassifications and adjustments did not result in a change in previously reported net income, shareholders' equity or total assets.

The following is a description of the significant accounting policies of the Group.

Principles of Consolidation

The consolidated financial statements include Deutsche Bank together with all entities in which Deutsche Bank has a controlling financial interest. The Group consolidates entities in which it has a majority voting interest when the entity is controlled through substantive voting equity interests and the equity investors bear the residual economic risks of the entity. The Group also consolidates those entities that do not meet these criteria when the Group absorbs a majority of the entity's expected losses, or if no party absorbs a majority of the expected losses, when the Group receives a majority of the entity's expected residual returns.

Notwithstanding the above, certain securitization vehicles (commonly known as qualifying special purpose entities) are not consolidated if they are distinct from and not controlled by the entities that transferred the assets into the vehicle, and their activities are legally prescribed, significantly limited from inception, and meet certain restrictions regarding the assets they can hold and the circumstances in which those assets can be sold.

For consolidated guaranteed value mutual funds, in which the Group has only minor equity interests, the obligation to pass the net revenues of these funds to the investors is reported in other liabilities, with a corresponding charge to other revenues.

All material intercompany transactions and balances have been eliminated. Issuances of a subsidiary's stock to third parties are treated as capital transactions.

Revenue Recognition

Revenue is recognized when it is realized or realizable, and earned. This concept is applied to the key revenue generating activities of the Group as follows:

Net interest revenues – Interest from interest-bearing assets and liabilities is recognized on an accrual basis over the life of the asset or liability based on the constant effective yield reflected in the terms of the contract and any related net deferred fees, premiums, discounts or debt issuance costs. See the "Loans" section of this footnote for more specific information regarding interest from loans.

Valuation of assets and liabilities – Certain assets and liabilities are required to be revalued each period end and the offset to the change in the carrying amount is recognized as revenue. These include assets and liabilities held for trading purposes, certain derivatives held for nontrading purposes, loans held for sale, and investments accounted for under the equity method. In addition, assets are revalued to recognize impairment losses within revenues when certain criteria are met. See the discussions in the "Trading Assets and Liabilities, and Securities Available for Sale", "Derivatives", "Other Investments", "Allowances for Credit Losses", "Loans Held for Sale", and "Impairment" sections of this footnote for more detailed explanations of the valuation methods used and the methods for determining impairment losses for the various types of assets involved.

Fees and commissions – Revenue from the various services the Group performs are recognized when the following criteria are met: persuasive evidence of an arrangement exists, the services have been rendered, the fee or commission is fixed or determinable, and collectibility is reasonably assured. Incentive fee revenues from investment advisory services are recognized at the end of the contract period when the incentive contingencies have been resolved.

Sales of assets – Gains and losses from sales of assets result primarily from sales of financial assets in monetary exchanges, which include sales of trading assets, securities available for sale, other investments, and loans. In addition, the Group records revenue from sales of nonfinancial assets such as real estate, subsidiaries and other assets.

To the extent assets are exchanged for beneficial or ownership interests in those same assets, the exchange is not considered a sale and no gain or loss is recorded. Otherwise, gains and losses on exchanges of financial assets that are held at fair value, and gains on financial assets not held at fair value, are recorded when the Group has surrendered control of those financial assets. Gains on exchanges of nonfinancial assets are recorded once the sale has been closed or consummated, except when the Group maintains certain types of continuing involvement with the asset sold, in which case the gains are deferred. Losses from pending sales of nonfinancial assets and financial assets not held at fair value are recognized once the asset is deemed held for sale.

Gains and losses from monetary exchanges are calculated as the difference between the book value of the assets given up and the fair value of the proceeds received and liabilities incurred. Gains or losses from nonmonetary exchanges are calculated as the difference between the book value of the assets given up and the fair value of the assets given up and liabilities incurred as part of the transaction, except that the fair value of the assets received is used if it is more readily determinable.

Multiple-deliverable arrangements – In circumstances where the Group contracts to provide multiple products, services or rights to a counterparty, an evaluation is made as to whether separate revenue recognition events have occurred. This evaluation considers the stand-alone value of items already delivered, the verifiability of the fair value of items not yet delivered and, if there is a right of return on delivered items, the probability of delivery of remaining undelivered items.

If it is determined that separation is appropriate, the consideration received is allocated based on the relative fair value of each item, unless there is no objective and reliable evidence of the fair value of the delivered item or an individual item is required to be recognized at fair value according to other U.S. GAAP requirements, in which case the residual method is used.

Foreign Currency Translation

Assets and liabilities denominated in currencies other than an entity's functional currency are translated into its functional currency using the period-end exchange rates, and the resulting transaction gains and losses are reported in trading revenues. Foreign currency revenues, expenses, gains, and losses are recorded at the exchange rate at the dates recognized.

Gains and losses resulting from translating the financial statements of net investments in foreign operations into the reporting currency of the parent entity are reported, net of any hedge and tax effects, in accumulated other comprehensive income within shareholders' equity. Revenues, expenses, gains and losses are translated at the exchange rates at the dates on which those elements are recognized, either individually or by using an appropriately weighted average exchange rate for the period. Assets and liabilities are translated at the period end rate.

Reverse Repurchase and Repurchase Agreements

Securities purchased under resale agreements ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings and are carried at the amount of cash disbursed and received, respectively. The party disbursing the cash takes possession of the securities serving as collateral for the financing and having a market value equal to or in excess of the principal amount loaned. Securities purchased under resale agreements consist primarily of OECD country sovereign bonds or sovereign guaranteed bonds. Securities owned and pledged as collateral under repurchase agreements in which the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed on the Consolidated Balance Sheet.

The Group monitors the fair value of the securities received or delivered. For securities purchased under resale agreements, the Group requests additional securities or the return of a portion of the cash disbursed when appropriate in response to a decline in the market value of the securities received. Similarly, the return of excess securities or additional cash is requested when appropriate in response to an increase in the market value of securities sold under repurchase agreements. The Group offsets reverse repurchase and repurchase agreements with the same counterparty under master netting agreements when they have the same maturity date and meet certain other criteria regarding settlement and transfer mechanisms. Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements are reported as interest revenues and interest expense, respectively.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of cash advanced or received. Securities borrowed transactions generally require the Group to deposit cash with the securities lender. In a securities loaned transaction, the Group generally receives either cash collateral, in an amount equal to or in excess of the market value of securities loaned, or securities. If the securities received may be sold or repledged, they are accounted for as trading assets and a corresponding liability to return the security is recorded. The Group monitors the fair value of securities borrowed and securities loaned and additional collateral is obtained, if necessary. Fees received or paid are reported in interest revenues and interest expense, respectively. Securities owned and pledged as collateral under securities lending agreements in which the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed on the Consolidated Balance Sheet.

Trading Assets and Liabilities, and Securities Available for Sale

The Group designates debt and marketable equity securities as either held for trading purposes or available for sale at the date of acquisition.

Trading assets and trading liabilities are carried at their fair values and related realized and unrealized gains and losses are included in trading revenues.

Securities available for sale are carried at fair value with the changes in fair value reported in accumulated other comprehensive income within shareholders' equity unless the security is subject to a fair value hedge, in which case changes in fair value resulting from the risk being hedged are recorded in other revenues. The amounts reported in other comprehensive income are net of deferred income taxes and adjustments to insurance policyholder liabilities and deferred acquisition costs.

Declines in fair value of securities available for sale below their amortized cost that are deemed to be other than temporary and realized gains and losses are reported in the Consolidated Statement of Income in net gains on securities available for sale. The amortization of premiums and accretion of discounts are recorded in net interest revenues. Generally, the weighted-average cost method is used to determine the cost of securities sold.

Fair value is based on quoted market prices, price quotes from brokers or dealers, or estimates based upon discounted expected cash flows.

Derivatives

All freestanding contracts that are considered derivatives for accounting purposes are carried at fair value in the balance sheet regardless of whether they are held for trading or nontrading purposes. Derivative features embedded in other contracts that meet certain criteria are also measured at fair value. Fair values for derivatives are based on quoted market prices, discounted cash flow analysis, comparison to similar observable market transactions, or pricing models that take into account current market and contractual prices of the underlying instruments as well as time value and yield curve or volatility factors underlying the positions. Fair values also take into account expected market risks, modeling risks, administrative costs and credit considerations. Derivative assets and liabilities arising from contracts with the same counterparty that are covered by qualifying and legally enforceable master netting agreements are reported on a net basis.

The Group enters into various contracts for trading purposes, including swaps, futures contracts, forward commitments, options and other similar types of contracts and commitments based on interest and foreign exchange rates, equity and commodity prices, and credit risk. The Group also makes commitments to originate mortgage loans that will be held for sale. Such positions are considered derivatives and are carried at their fair values as either trading assets or trading liabilities, and related gains and losses are included in trading revenues. At the inception of a derivative transaction, trading profit or loss is recognized if the fair value of the derivative is obtained from a quoted market price, supported by comparison to observable prices of other current market transactions or supported by other observable data used in the valuation technique. When the fair value of a derivative is not based upon observable market data, the Group defers any trade date profit or loss. This deferral is recognized when the transaction becomes observable, the Group enters into an offsetting transaction that substantially eliminates the derivative's risk, or using a rational method such as over the life of the transaction.

Derivative features embedded in other nontrading contracts are measured separately at fair value when they are not clearly and closely related to the host contract and meet the definition of a derivative. Unless designated as a hedge, changes in the fair value of such an embedded derivative are reported in trading revenues. The carrying amount is reported on the Consolidated Balance Sheet with the host contract.

Certain derivatives entered into for nontrading purposes, which do not qualify for hedge accounting, that are otherwise effective in offsetting the effect of transactions on noninterest revenues and expenses are recorded in other assets or other liabilities with changes in fair value recorded in the same noninterest revenues and expense captions affected by the transaction being offset. The changes in fair value of all other derivatives not qualifying for hedge accounting are recorded in trading revenues.

For accounting purposes there are three possible types of hedges, each of which is accounted for differently: (1) hedges of the changes in fair value of assets, liabilities or firm commitments (fair value hedges), (2) hedges of the variability of future cash flows from forecasted transactions and floating rate assets and liabilities (cash flow hedges), and (3) hedges of the translation adjustments resulting from translating the financial statements of net investments in foreign operations into the reporting currency of the parent. Hedge accounting, as described in the following paragraphs, is applied for each of these types of hedges, if the hedge is properly documented at inception and the hedge is highly effective in offsetting changes in fair value, variability of cash flows, or the translation effects of net investments in foreign operations. Hedge effectiveness is assessed at inception and throughout the term of each hedging relationship, and it is not the Group's policy to assume no ineffectiveness for hedges, regardless of the existence of matching terms for the derivative and hedged item.

For hedges of changes in fair value, the changes in the fair value of the hedged asset or liability due to the risk being hedged are recognized in earnings along with changes in the entire fair value of the derivative. When hedging interest rate risk, for both the derivative and the hedged item any interest accrued or paid is reported in interest revenue or expense and the unrealized gains and losses from the fair value adjustments are reported in other revenues. When hedging the foreign exchange risk in an available-for-sale security, the fair value adjustments related to the foreign exchange exposures are also recorded in other revenues. Hedge ineffectiveness is reported in other revenues and is measured as the net effect of the fair value adjustments made to the derivative and the hedged item arising from changes in the market rate or price related to the risk being hedged.

If a hedge of changes in fair value is canceled because the derivative is terminated or dedesignated, any remaining interest rate-related fair value adjustment made to the carrying amount of a hedged debt instrument is amortized to interest revenue or expense over the remaining life of the hedged item. For other types of fair value adjustments and whenever a hedged asset or liability is sold or terminated, any basis adjustments are included in the calculation of the gain or loss on sale or termination.

For hedges of the variability of cash flows, there is no special accounting for the hedged item and the derivative is carried at fair value with changes in value reported initially in other comprehensive income to the extent the hedge is effective. These amounts initially recorded in other comprehensive income are subsequently reclassified into earnings in the same periods during which the forecasted transaction affects earnings. Thus, for hedges of interest rate risk the amounts are amortized into interest revenues or expense along with the interest accruals on the hedged transaction. When hedging the foreign exchange risk in an available-for-sale security, the amounts resulting from foreign exchange risk are included in the calculation of the gain or loss on sale once the hedged security is sold. Hedge ineffectiveness is recorded in other revenues and is usually measured as the difference between the changes in fair value of the actual hedging derivative and a hypothetically perfect hedge.

When hedges of the variability of cash flows due to interest rate risk are canceled, amounts remaining in accumulated other comprehensive income are amortized to interest revenues or expense over the original life of the hedge. For cancellations of other types of hedges of the variability of cash flows, the related amounts accumulated in other comprehensive income are reclassified into earnings either in the same income statement caption and period as the forecasted transaction, or in other revenues when it is no longer probable that the forecasted transaction will occur.

For hedges of the translation adjustments resulting from translating the financial statements of net investments in foreign operations into the reporting currency of the parent, the portion of the change in fair value of the derivative due to changes in the spot foreign exchange rate is recorded as a foreign currency translation adjustment in other comprehensive income to the extent the hedge is effective; and the remainder is recorded as other revenues.

Hedging derivatives are reported as other assets and other liabilities and any derivative dedesignated as a hedging derivative is transferred to trading assets and liabilities and marked to market with changes in fair value recognized in trading revenues. For any hedging derivative that is terminated, the difference between the derivative's carrying amount and the cash paid or received is recognized as other revenues.

Other Investments

Other investments include investments accounted for under the equity method, holdings of designated consolidated investment companies, and other nonmarketable equity interests and investments in venture capital companies.

The equity method of accounting is applied to investments when the Group does not have a controlling financial interest, but has the ability to significantly influence operating and financial policies of the investee. Generally, this is when the Group has an investment between 20% and 50% of the voting stock or in-substance common stock of a corporation or 3% or more of limited partnership or limited liability corporation interests. Other factors that are considered in determining whether the Group has significant influence include representation on the board of directors (supervisory board in the case of German stock corporations) and material intercompany transactions. The existence of these factors could require the application of the equity method of accounting for a particular investment even though the investment is less than 20% of the voting stock.

Under equity method accounting, the pro-rata share of the investee's net income or loss, on a U.S. GAAP basis, as well as disposition gains and losses and charges for other-than-temporary impairments, are included in net income from equity method investments. Equity method losses in excess of the Group's carrying amount of the investment in the enterprise are charged against other assets held by the Group related to the investee. If those other assets are written down to zero, a determination is made whether to report additional losses based on the Group's obligation to fund such losses. The difference between the Group's cost and its proportional underlying equity in net assets of the investee at the date of investment ("equity method goodwill") is subject to impairment reviews in conjunction with the reviews of the overall investment.

Investments held by designated investment companies that are consolidated are included in other investments, as they are primarily nonmarketable equity securities, and are carried at fair value with changes in fair value recorded in other revenues.

Other nonmarketable equity investments and investments in venture capital companies, in which the Group does not have a controlling financial interest or significant influence, are included in other investments and carried at historical cost, net of declines in fair value below cost that are deemed to be other than temporary. Gains and losses upon sale or impairment are included in other revenues.

Loans

Loans are presented on the balance sheet at their outstanding unpaid principal balances net of charge-offs, unamortized premiums or discounts, net deferred fees or costs on originated loans and the allowance for loan losses. Interest revenues are accrued on the unpaid principal balance. Net deferred fees or costs and premiums or discounts are recorded as an adjustment of the yield (interest revenues) over the contractual lives of the related loans. Loan commitment fees related to those commitments that are not accounted for as derivatives are recognized in fees for other customer services over the life of the commitment. Loan commitments that are accounted for as derivatives are carried at fair value.

Loans are placed on nonaccrual status if either the loan has been in default as to payment of principal or interest for 90 days or more and the loan is neither well secured nor in the process of collection; or the loan is not yet 90 days past due, but in the judgment of management the accrual of interest should be ceased before 90 days because it is probable that all contractual payments of interest and principal will not be collected. When a loan is placed on nonaccrual status, any accrued but unpaid interest previously recorded is reversed against current period interest revenues. Cash receipts of interest on nonaccrual loans are recorded as either interest revenues or a reduction of principal according to management's judgment as to the collectibility of principal. Accrual of interest is resumed only once the loan is current as to all contractual payments due and the loan is not impaired.

Leasing Transactions

Lease financing transactions, which include direct financing and leveraged leases, in which a Group entity is the lessor are classified as loans. Unearned income is amortized to interest revenues over the lease term using the interest method. Capital leases in which a Group entity is the lessee are capitalized as assets and reported in premises and equipment.

Allowances for Credit Losses

The allowances for credit losses represent management's estimate of probable losses that have occurred in the loan portfolio and off-balance sheet positions which comprises contingent liabilities and lending-related commitments as of the date of the consolidated financial statements. The allowance for loan losses is reported as a reduction of loans and the allowance for off-balance sheet positions is reported in other liabilities.

To allow management to determine the appropriate level of the allowance for loan losses, all significant counterparty relationships are reviewed periodically, as are loans under special supervision, such as impaired loans. Smaller-balance standardized homogeneous loans are collectively evaluated for impairment. This review encompasses current information and events related to the counterparty, such as past due status and collateral recovery values, as well as industry, geographic, economic, political, and other environmental factors. This process results in an allowance for loan losses which consists of a specific loss component and an inherent loss component.

The specific loss component represents the allowance for impaired loans. Impaired loans represent loans for which, based on current information and events, management believes it is probable that the Group will not be able to collect all principal and interest amounts due in accordance with the contractual terms of the loan agreement. The specific loss component of the allowance is measured by the excess of the recorded investment in the loan, including accrued interest, over either the present value of expected future cash flows, including cash flows that may result from foreclosure less costs for obtaining and selling the collateral, or the market price of the loan. Impaired loans are generally placed on nonaccrual status.

The inherent loss component is principally for all other loans not deemed to be impaired, but that, on a portfolio basis, are believed to have some inherent loss which is probable of having occurred and is reasonably estimable. The inherent loss component consists of a country risk allowance for transfer and currency convertibility risks for loan exposures in countries where there are serious doubts about the ability of counterparties to comply with the repayment terms due to the economic or political situation prevailing in the respective country of domicile; a smaller-balance standardized homogeneous loan loss allowance for loans to individuals and small business customers of the private and retail business, and an other inherent loss allowance. The other inherent loss allowance represents an estimate of losses inherent in the portfolio that have not yet been individually identified and reflects the imprecisions and uncertainties in estimating the loan loss allowance. This estimate of inherent losses excludes those exposures that have already been considered when establishing the allowance for smaller-balance standardized homogeneous loans.

Amounts determined to be uncollectible are charged to the allowance. Subsequent recoveries, if any, are credited to the allowance. The provision for loan losses, which is charged to income, is the amount necessary to adjust the allowance to the level determined through the process described above.

The allowance for off-balance sheet positions, which is established through charges to other expenses, is determined using the same measurement techniques as the allowance for loan losses.

Loans Held for Sale

Loans held for sale are accounted for at the lower of cost or market on an individual basis and are reported as other assets. Origination fees and direct costs are deferred until the related loans are sold and are included in the determination of the gains or losses upon sale, which are reported in other revenues. Valuation adjustments related to loans held for sale are reported in other assets and other revenues, and are not included in the allowance for loan losses nor the provision for loan losses.

Asset Securitizations

When the Group transfers financial assets to securitization vehicles, it may retain one or more subordinated tranches, cash reserve accounts, or in some cases, servicing rights or interest-only strips, all of which are retained interests in the securitized assets. The amount of the gain or loss on transfers accounted for as sales depends in part on the previous carrying amounts of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. Retained interests other than servicing rights are classified as trading assets, securities available for sale or other assets depending on the nature of the retained interest and management intent. Servicing rights are classified in intangible assets, carried at the lower of the allocated basis or current fair value and amortized in proportion to and over the period of net servicing revenue.

To obtain fair values, quoted market prices are used if available. However, for securities representing retained interests from securitizations of financial assets, quotes are often not available, so the Group generally estimates fair value based on the present value of future expected cash flows using management's best estimates of the key assumptions (loan losses, prepayment speeds, forward yield curves, and discount rates) commensurate with the risks involved. Interest revenues on retained interests are recognized using the effective yield method.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is generally computed using the straight-line method over the estimated useful lives of the assets. The range of estimated useful lives is 25 to 50 years for premises and 3 to 10 years for furniture and equipment. Leasehold improvements are depreciated on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement, which generally ranges from 3 to 15 years. Depreciation of premises is included in net occupancy expense of premises, while depreciation of equipment is included in furniture and equipment expense and IT costs, as applicable. Maintenance and repairs are charged to expense and improvements are capitalized. Gains and losses on dispositions are reflected in other revenues.

Leased properties meeting certain criteria are capitalized as assets in premises and equipment and depreciated over the terms of the leases. For properties subject to operating leases, rental expense and rental income are recognized on a straight-line basis over the lease term, which commences when the lessee controls the physical use of the property. Lease incentives are treated as a reduction of rental expense and are also recognized over the lease term on a straight-line basis.

Eligible costs related to software developed or obtained for internal use are capitalized and depreciated using the straight-line method over a period of 3 to 5 years. Eligible costs include external direct costs for materials and services, as well as payroll and payroll-related costs for employees directly associated with an internal-use software project. Overhead, as well as costs incurred during planning or after the software are ready for use, is expensed as incurred.

Goodwill and Other Intangible Assets

Goodwill, which represents the excess of the cost of an acquired entity over the fair value of net assets acquired at the date of acquisition, is tested for impairment annually, or more frequently if events or changes in circumstances, such as an adverse change in business climate, indicate that the goodwill may be impaired. Mortgage and other loan servicing rights are carried at the lower of cost or current fair value and amortized in proportion to and over the estimated period of net servicing revenue. Other intangible assets that have a finite useful life are amortized over a period of 3 to 15 years; other intangible assets that have an indefinite useful life, primarily investment management agreements related to retail mutual funds, are not amortized. These assets are tested for impairment and their useful lives are reaffirmed at least annually.

Obligation to Purchase Common Shares

Forward purchases of equity shares of a consolidated Group company are reported as obligation to purchase common shares if the number of shares is fixed and physical settlement is required. At inception the obligation is recorded at the fair value of the shares, which is equal to the present value of the settlement amount of the forward. For forward purchases of Deutsche Bank shares, a corresponding charge is made to shareholders' equity and reported as equity classified as obligation to purchase common shares. For forward purchases of minority interest shares, a corresponding reduction to other liabilities is made.

The liability is accounted for on an accrual basis if the purchase price for the shares is fixed, and interest costs on the liability are reported as interest expense. Deutsche Bank common shares subject to such contracts are not considered to be outstanding for purposes of earnings per share calculations. Upon settlement of such forward purchases the liability is extinguished whereas the charge to equity remains but is reclassified to common shares in treasury.

Prior to July 1, 2003, written put options on equity shares of a consolidated Group company that met certain settlement criteria were also reported as obligation to purchase common shares. Beginning July 1, 2003, such written put options are reported as derivatives.

Impairment

Securities available for sale, equity method and direct investments (including investments in venture capital companies and nonmarketable equity securities), and unguaranteed lease residuals are subject to impairment reviews. An impairment charge is recorded if a decline in fair value below the asset's amortized cost or carrying value, depending on the nature of the asset, is deemed to be other than temporary.

Other intangible assets with finite useful lives and premises and equipment are also subject to impairment reviews if a change in circumstances indicates that the carrying amount of an asset may not be recoverable. If estimated undiscounted cash flows relating to an asset held and used are less than its carrying amount, an impairment charge is recorded to the extent the fair value of the asset is less than its carrying amount. For an asset to be disposed of by sale, a loss is recorded based on the lower of the asset's carrying value or fair value less cost to sell. An asset to be disposed of other than by sale is considered held and used and accounted for as such until it is disposed of.

Goodwill and other intangible assets which are not amortized are tested for impairment at least annually and an impairment charge is recorded to the extent the fair market value of the asset is less than its carrying amount.

Expense Recognition

Direct and incremental costs related to underwriting and advisory services and origination of loans are deferred and recognized together with the related revenue. Loan origination costs are netted against loan origination fees and are amortized to interest revenue over the contractual life of the related loans. Other operating costs, including advertising costs, are recognized as incurred.

Income Taxes

The Group recognizes the current and deferred tax consequences of all transactions that have been recognized in the consolidated financial statements using the provisions of the appropriate jurisdictions' tax laws. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating loss carry-forwards and tax credits. The amount of deferred tax assets is reduced by a valuation allowance, if necessary, to the amount that, based on available evidence, management believes will more likely than not be realized.

Deferred tax liabilities and assets are adjusted for the effect of changes in tax laws and rates in the period that includes the enactment date.

Share-Based Compensation

Effective as of January 1, 2003, the Group adopted the fair-value-based method prospectively for all employee awards granted, modified or settled after January 1, 2003. Under the fair-value-based method, compensation cost is measured at the grant date based on the fair value of the share-based award. The fair values of stock option awards are estimated using a Black-Scholes option pricing model. For share awards, the fair value is the quoted market price of the share reduced by the present value of the expected dividends that will not be received by the employee and adjusted for the effect, if any, of restrictions beyond the vesting date. Prior to January 1, 2003, the Group accounted for its share awards under the intrinsic-value-based method of accounting. Under this method, compensation expense is the excess, if any, of the quoted market price of the shares at grant date or other measurement date over the amount an employee must pay, if any, to acquire the shares.

The following table illustrates what the effect on net income and earnings per common share would have been if the Group had applied the fair value method to all share-based awards.

in € m.	**2005**	2004	2003
Net income, as reported	3,529	2,472	1,365
Add: Share-based compensation expense included in reported net income, net of related tax effects	595	696	433
Deduct: Share-based compensation expense determined under fair value method for all awards, net of related tax effects	(589)	(698)	(346)
Pro forma net income	**3,535**	**2,470**	**1,452**
Earnings per share:			
Basic – as reported	€ 7.62	€ 5.02	€ 2.44
Basic – pro forma	€ 7.63	€ 5.02	€ 2.60
Diluted – as reported	€ 6.95	€ 4.53	€ 2.31
Diluted – pro forma	€ 6.96	€ 4.53	€ 2.46

The Group records its obligations under outstanding deferred share awards and stock option awards in shareholders' equity as share awards – common shares issuable. The related deferred compensation is also included in shareholders' equity. These items are classified in shareholders' equity based on the Group's intent to settle these awards with its common shares. Compensation expense is recorded on a straight-line basis over the period in which employees perform services to which the awards relate. Compensation expense is reversed in the period an award is forfeited. Compensation expense for share-based awards payable in cash is remeasured based on the underlying share price changes and the related obligations are included in other liabilities until paid.

See Note [20] for additional information on specific award provisions and the fair values and significant assumptions used to estimate the fair values of options.

Comprehensive Income

Comprehensive income is defined as the change in equity of an entity excluding transactions with shareholders such as the issuance of common or preferred shares, payment of dividends and purchase of treasury shares. Comprehensive income has two major components: net income, as reported in the Consolidated Statement of Income, and other comprehensive income as reported in the Consolidated Statement of Comprehensive Income. Other comprehensive income includes such items as unrealized gains and losses from translating net investments in foreign operations net of related hedge effects, unrealized gains and losses from changes in fair value of securities available for sale, net of deferred income taxes and the related adjustments to insurance policyholder liabilities and deferred acquisition costs, minimum pension liability, and the effective portions of realized and unrealized gains and losses from derivatives used as cash flow hedges, less amounts reclassified to earnings in combination with the hedged items. Comprehensive income does not include changes in the fair value of nonmarketable equity securities, traditional credit products and other assets generally carried at cost.

Statement of Cash Flows

For purposes of the Consolidated Statement of Cash Flows, the Group's cash and cash equivalents are cash and due from banks.

[2] Cumulative Effect of Accounting Changes

SFAS 150

Effective July 1, 2003, the Group adopted SFAS No. 150, "Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity" ("SFAS 150"). SFAS 150 requires that an entity classify as liabilities (or assets in some circumstances) certain financial instruments with characteristics of both liabilities and equity. SFAS 150 applies to certain freestanding financial instruments that embody an obligation for the entity and that may require the entity to issue shares, or redeem or repurchase its shares.

SFAS 150 changed the accounting for outstanding forward purchases of approximately 52 million Deutsche Bank common shares with a weighted-average strike price of € 56.17 which were entered into to satisfy obligations under employee share-based compensation awards. The Group recognized an after-tax gain of € 11 million, net of € 5 million tax expense, as a cumulative effect of a change in accounting principle as these contracts were adjusted to fair value upon adoption of SFAS 150. The contracts were then amended effective July 1, 2003, to allow for physical settlement only. This resulted in a charge to shareholders' equity of € 2.9 billion and the establishment of a corresponding liability classified as obligation to purchase common shares. Settlements of the forward contracts during 2003 reduced the obligation to purchase common shares to € 2.3 billion at December 31, 2003. Since July 1, 2003, the costs of these contracts have been recorded as interest expense instead of as a direct reduction of shareholders' equity.

The accounting for physically settled forward contracts reduces shareholders' equity, which effectively results in the shares being accounted for as if retired or in treasury even though the shares are still outstanding. As such, SFAS 150 also requires that the number of outstanding shares associated with physically settled forward purchase contracts be removed from the denominator in computing basic and diluted earnings per share (EPS). The number of weighted average shares deemed no longer outstanding for EPS purposes for the year ended December 31, 2003, related to the forward purchase contracts described above was 23 million shares.

FIN 46 and FIN 46(R) (Revised December 2003)

FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46") was issued in January 2003. FIN 46 requires a company to consolidate entities as the primary beneficiary if the equity investment at risk is not sufficient for the entity to finance its activities without additional subordinated financial support from other parties or if the equity investors lack essential characteristics of a controlling financial interest. Securitization vehicles that are qualifying special purpose entities are excluded from the new rule and remain unconsolidated.

The Interpretation was effective immediately for entities established after January 31, 2003, and for interests obtained in variable interest entities after that date. For variable interest entities created before February 1, 2003, FIN 46 was originally effective for the Group on July 1, 2003. In October 2003, the FASB deferred the effective date so that, for the Group, application could be deferred for some or all such variable interest entities until December 31, 2003, pending resolution of various matters and the issuance of clarifying guidance. At July 1, 2003, the Group elected not to apply FIN 46 to a limited number of variable interest entities created before February 1, 2003, which it believed might not require consolidation at December 31, 2003. The Group applied FIN 46 to substantially all other variable interest entities as of July 1, 2003. Consequently, the Group recorded a € 140 million gain as a cumulative effect of a change in accounting principle and total assets increased by € 18 billion. Effective December 31, 2003, the Group fully adopted FIN 46. There was no significant effect from the application of FIN 46 to those variable interest entities for which adoption occurred after July 1, 2003.

Certain entities were deconsolidated as a result of applying FIN 46, primarily investment vehicles and trusts associated with trust preferred securities that the Group sponsors where the investors bear the economic risks. The gain from the application of FIN 46 primarily represents the reversal of the impact on earnings of securities held by the investment vehicles that were deconsolidated.

Effective March 31, 2004, the Group adopted the revised version of FIN 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46(R)"). The FASB modified FIN 46 to address certain technical corrections and implementation issues that had arisen. As a result of the adoption, total assets decreased by € 12.5 billion due to the deconsolidation of certain guaranteed value mutual funds. The adoption did not result in a cumulative effect of a change in accounting principle, however certain offsetting revenues and charges, chiefly trading revenues, net interest revenues and charges against other revenues, are no longer reported in the consolidated statement of income beginning April 1, 2004 due to the deconsolidations.

[3] Acquisitions and Dispositions

For the years ended December 31, 2005, 2004 and 2003, the Group recorded net gains on dispositions (excluding results from businesses/subsidiaries held for sale) of € 108 million, € 95 million and € 513 million, respectively. The acquisitions and disposals that occurred in these years had no significant impact on the Group's total assets.

For a discussion of the Group's most significant acquisitions and dispositions for the years ended December 31, 2005 and 2004 see Note [27] Business Segments and Related Information.

[4] Trading Assets and Trading Liabilities

The components of these accounts are as follows.

in € m.	**Dec 31, 2005**	Dec 31, 2004
Trading assets:		
Bonds and other fixed-income securities	260,469	224,536
Equity shares and other variable-yield securities	99,479	73,176
Positive market values from derivative financial instruments[1]	75,354	67,173
Other trading assets	13,091	8,262
Total trading assets	**448,393**	**373,147**
Trading liabilities:		
Bonds and other fixed-income securities	81,294	77,080
Equity shares and other variable-yield securities	28,473	20,567
Negative market values from derivative financial instruments[1]	84,580	71,959
Total trading liabilities	**194,347**	**169,606**

[1] Derivatives under master netting agreements are shown net.

[5] Securities Available for Sale

The fair value, amortized cost and gross unrealized holding gains and losses for the Group's securities available for sale follow.

				Dec 31, 2005
	Fair value	**Gross unrealized holding**		**Amortized cost**
in € m.		**gains**	**losses**	
Debt securities:				
German government	3,251	19	(18)	3,250
U.S. Treasury and U.S. government agencies	1,721	1	(19)	1,739
U.S. local (municipal) governments	1	–	–	1
Other foreign governments	3,024	37	(11)	2,998
Corporates	7,127	177	(8)	6,958
Other asset-backed securities	2	–	–	2
Mortgage backed securities, including obligations of U.S. federal agencies	97	2	–	95
Other debt securities	1,073	–	–	1,073
Total debt securities	**16,296**	**236**	**(56)**	**16,116**
Equity securities:				
Equity shares	4,894	2,303	(2)	2,593
Investment certificates and mutual funds	403	33	(4)	374
Other equity securities	82	46	–	36
Total equity securities	**5,379**	**2,382**	**(6)**	**3,003**
Total securities available for sale	**21,675**	**2,618**	**(62)**	**19,119**

in € m.	Fair value	Gross unrealized holding gains	Gross unrealized holding losses	Amortized cost
				Dec 31, 2004
Debt securities:				
German government	3,128	66	(16)	3,078
U.S. Treasury and U.S. government agencies	1,460	–	(2)	1,462
U.S. local (municipal) governments	1	–	–	1
Other foreign governments	3,297	41	(100)	3,356
Corporates	4,993	176	(9)	4,826
Other asset-backed securities	6	–	–	6
Mortgage backed securities, including obligations of U.S. federal agencies	41	2	–	39
Other debt securities	770	1	–	769
Total debt securities	**13,696**	**286**	**(127)**	**13,537**
Equity securities:				
Equity shares	6,010	1,579	(1)	4,432
Investment certificates and mutual funds	549	23	(6)	532
Other equity securities	80	29	–	51
Total equity securities	**6,639**	**1,631**	**(7)**	**5,015**
Total securities available for sale	**20,335**	**1,917**	**(134)**	**18,552**

in € m.	Fair value	Gross unrealized holding gains	Gross unrealized holding losses	Amortized cost
				Dec 31, 2003
Debt securities:				
German government	2,802	52	(23)	2,773
U.S. Treasury and U.S. government agencies	150	–	(1)	151
U.S. local (municipal) governments	2	–	–	2
Other foreign governments	3,294	26	(105)	3,373
Corporates	5,646	173	(45)	5,518
Other asset-backed securities	1,679	–	–	1,679
Mortgage backed securities, including obligations of U.S. federal agencies	2,708	1	–	2,707
Other debt securities	532	–	–	532
Total debt securities	**16,813**	**252**	**(174)**	**16,735**
Equity securities:				
Equity shares	6,866	1,868	(8)	5,006
Investment certificates and mutual funds	951	29	(10)	932
Other equity securities	1	–	–	1
Total equity securities	**7,818**	**1,897**	**(18)**	**5,939**
Total securities available for sale	**24,631**	**2,149**	**(192)**	**22,674**

At December 31, 2005, there were no securities of an individual issuer that exceeded 10% of the Group's total shareholders' equity.

The components of net gains on securities available for sale as reported in the Consolidated Statement of Income follow.

in € m.	**2005**	2004	2003
Debt securities – gross realized gains	120	58	106
Debt securities – gross realized losses[1]	(14)	(61)	(35)
Equity securities – gross realized gains	957	244	488
Equity securities – gross realized losses[2]	(8)	(6)	(539)
Total net gains on securities available for sale	**1,055**	**235**	**20**

[1] Includes € 1 million, € 20 million and € 7 million of write-downs for other-than-temporary impairment for the years ended December 31, 2005, 2004 and 2003, respectively.
[2] Includes € 1 million, € 2 million and € 479 million of write-downs for other-than-temporary impairment for the years ended December 31, 2005, 2004 and 2003, respectively.

The following table shows the fair value, remaining maturities, approximate weighted-average yields (based on amortized cost) and total amortized cost by maturity distribution of the debt security components of the Group's securities available for sale at December 31, 2005.

	Up to one year		More than one year and up to five years		More than five years and up to ten years		More than ten years		**Total**	
in € m.	*Amount*	*Yield*	*Amount*	*Yield*	*Amount*	*Yield*	*Amount*	*Yield*	***Amount***	***Yield***
German government	93	2.91%	93	3.06%	383	3.21%	2,682	6.00%	3,251	5.51%
U.S. Treasury and U.S. government agencies	1,695	1.12%	–	–	–	–	26	1.91%	1,721	1.13%
U.S. local (municipal) governments	1	5.38%	–	–	–	–	–	–	1	5.38%
Other foreign governments	525	6.51%	548	3.83%	855	5.75%	1,096	5.29%	3,024	5.36%
Corporates	2,297	3.46%	882	4.22%	953	3.32%	2,995	6.05%	7,127	4.61%
Other asset-backed securities	–	–	2	1.76%	–	–	–	–	2	1.76%
Mortgage-backed securities, principally obligations of U.S. federal agencies	13	3.15%	4	0.02%	–	–	80	8.30%	97	7.29%
Other debt securities	51	2.39%	997	5.92%	16	6.73%	9	2.40%	1,073	5.73%
Total fair value	**4,675**	**2.92%**	**2,526**	**4.76%**	**2,207**	**4.28%**	**6,888**	**5.91%**	**16,296**	**4.65%**
Total amortized cost	**4,691**		**2,508**		**2,143**		**6,775**		**16,116**	

The following tables show the Group's gross unrealized losses on securities available for sale and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2005 and 2004, respectively:

December 31, 2005	Less than 12 months		12 months or longer		**Total**	
in € m.	Fair value	Unrealized losses	Fair value	Unrealized losses	**Fair value**	**Unrealized losses**
Debt securities:						
German government	732	(4)	1,974	(14)	2,706	(18)
U.S. Treasury and U.S. government agencies	1,336	(19)	–	–	1,336	(19)
Other foreign governments	647	(3)	974	(8)	1,621	(11)
Corporates	579	(8)	–	–	579	(8)
Mortgage-backed securities	–	–	7	–	7	–
Total debt securities	**3,294**	**(34)**	**2,955**	**(22)**	**6,249**	**(56)**
Equity securities:						
Equity shares	21	(2)	–	–	21	(2)
Investment certificates and mutual funds	37	(3)	19	(1)	56	(4)
Total equity securities	**58**	**(5)**	19	(1)	77	(6)
Total temporarily impaired securities	**3,352**	**(39)**	**2,974**	**(23)**	**6,326**	**(62)**

December 31, 2004	Less than 12 months		12 months or longer		**Total**	
in € m.	Fair value	Unrealized losses	Fair value	Unrealized losses	**Fair value**	**Unrealized losses**
Debt securities:						
German government	–	–	1,798	(16)	1,798	(16)
U.S. Treasury and U.S. government agencies	83	(1)	–	(1)	83	(2)
Other foreign governments	625	(1)	846	(99)	1,471	(100)
Corporates	292	(3)	32	(6)	324	(9)
Total debt securities	**1,000**	**(5)**	**2,676**	**(122)**	**3,676**	**(127)**
Equity securities:						
Equity shares	14	(1)	–	–	14	(1)
Investment certificates and mutual funds	26	(2)	45	(4)	71	(6)
Total equity securities	**40**	**(3)**	**45**	**(4)**	**85**	**(7)**
Total temporarily impaired securities	**1,040**	**(8)**	**2,721**	**(126)**	**3,761**	**(134)**

The unrealized losses on investments in debt securities were primarily interest rate related. Since the Group has the intent and ability to hold these investments until a market price recovery or maturity, they are not considered other-than-temporarily impaired. The unrealized losses on investments in equity securities are attributable primarily to general market fluctuations rather than to specific adverse conditions. Based on this and our intent and ability to hold the securities until the market price recovers, these investments are not considered other-than-temporarily impaired.

[6] Other Investments

The following table summarizes the composition of other investments.

in € m.	**Dec 31, 2005**	Dec 31, 2004
Equity method investments	5,006	5,462
Investments held by designated investment companies	160	213
Other equity interests	2,216	2,261
Total other investments	**7,382**	**7,936**

Equity Method Investments

The Group's pro-rata share of the investees' income or loss determined on a U.S. GAAP basis were profits of € 333 million, € 282 million and € 42 million for the years ended December 31, 2005, 2004 and 2003, respectively. In addition, write-offs for other-than-temporary impairments of € 1 million, € 16 million and € 617 million for the years ended December 31, 2005, 2004 and 2003, respectively, were included in net income (loss) from equity method investments.

Loans to equity method investees, trading assets related to these investees as well as debt securities available for sale issued by these investees amounted to € 2.8 billion and € 3.7 billion at December 31, 2005 and 2004, respectively. At December 31, 2005, loans totaling € 23 million to three equity method investees were on nonaccrual status. At December 31, 2004, loans totaling € 26 million to three equity method investees were on nonaccrual status. The Group issued a financial guarantee to EUROHYPO AG protecting it against losses on loans contributed by the Group when EUROHYPO AG was created in 2002. By the end of 2005, EUROHYPO had made claims in respect of the full amount of the financial guarantee, which had an initial maximum amount of € 283 million, but we are currently engaged in discussions with EUROHYPO as to whether the preconditions for drawing had been satisfied with respect to almost all of these claims. If such preconditions were not satisfied, the portion of the guarantee relating to such claims would be reinstated and available for drawing until December 31, 2006.

At December 31, 2005, the following investees were significant, representing 75% of the carrying value of equity method investments.

Significant Equity Method Investments

Investment	Ownership
Atradius N.V., Amsterdam[1]	33.89%
Deutsche Interhotel Holding GmbH & Co. KG, Berlin	45.51%
DWS Euro-Bonds (Long), Luxembourg	21.97%
EUROHYPO AG, Eschborn	27.99%
Fondo Piramide Globale, Milan	42.45%
RREEF America REIT III, Inc., Chicago	17.61%
Santorini Investments Limited Partnership, Edinburgh[2]	51.00%
Silver Creek Long/Short Limited, George Town	26.80%
Silver Creek Low Vol. Strategies Ltd., George Town	31.97%
Spark Infrastructure Group, Sydney	9.49%
SphinX Limited, George Town	47.98%
The Topiary Select Trust I, George Town	21.76%
UFG Limited, Douglas	40.00%

[1] Formerly, Gerling NCM Credit and Finance AG, Köln.
[2] The Group does not have a controlling financial interest in this investee.

In 2005, part of the Group's investment in EUROHYPO AG was sold, resulting in a gain of € 44 million and a reduction in our stake from 37.72% to 27.99%. The remaining tranche is expected to be sold in the first quarter of 2006. Furthermore, the Group's investment in Atradius N.V. is expected to be partially sold in the first quarter of 2006, reducing our stake from 33.89% to 12.73%.

Investments Held by Designated Investment Companies

The underlying investment holdings of the Group's designated investment companies are carried at fair value, and totaled € 160 million and € 213 million at December 31, 2005 and 2004, respectively.

Other Equity Interests

Other equity interests totaling € 2.2 billion and € 2.3 billion at December 31, 2005 and 2004, respectively, include investments in which the Group does not have significant influence, including certain venture capital companies and nonmarketable equity securities. The write-offs for other-than-temporary impairments of these investments amounted to € 10 million, € 58 million and € 214 million for the years ended December 31, 2005, 2004 and 2003, respectively.

At December 31, 2005, the aggregate carrying amount for all equity securities accounted for under the cost method of accounting was € 1.6 billion. There were no unrealized loss positions at December 31, 2005.

[7] Loans

The following table summarizes the composition of loans.

in € m.	**Dec 31, 2005**	Dec 31, 2004
German:		
Banks and insurance	1,769	2,047
Manufacturing	6,620	7,364
Households (excluding mortgages)	16,157	14,761
Households – mortgages	27,039	26,175
Public sector	1,462	1,474
Wholesale and retail trade	3,394	3,742
Commercial real estate activities	10,625	11,100
Lease financing	1,001	820
Other	11,508	11,586
Total German	**79,575**	**79,069**
Non-German:		
Banks and insurance	5,907	5,740
Manufacturing	9,083	5,906
Households (excluding mortgages)	10,245	7,023
Households – mortgages	9,016	9,117
Public sector	1,167	1,804
Wholesale and retail trade	8,683	6,546
Commercial real estate activities	2,634	3,004
Lease financing	1,810	1,726
Other	25,143	18,830
Total Non-German	**73,688**	**59,696**
Gross loans	**153,263**	**138,765**
(Deferred expense)/unearned income	(20)	76
Loans less (deferred expense)/unearned income	**153,283**	**138,689**
Less: Allowance for loan losses	1,928	2,345
Total loans, net	**151,355**	**136,344**

The "other" category included no single industry group with aggregate borrowings from the Group in excess of 10 percent of the total loan portfolio at December 31, 2005.

The aggregate amount of gains on sales of loans amounted to € 63 million at December 31, 2005 and € 10 million at December 31, 2004 respectively.

Certain related third parties have obtained loans from the Group on various occasions. All such loans have been made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties. There were € 2,470 million and € 2,954 million of loans to related parties (including loans to equity method investees) outstanding at December 31, 2005 and 2004, respectively.

Nonaccrual loans as of December 31, 2005 and 2004 were € 3.6 billion and € 4.5 billion, respectively. Loans 90 days or more past due and still accruing interest totaled € 202 million and € 247 million as of December 31, 2005 and 2004, respectively.

Additionally, as of December 31, 2005, the Group had € 1 million of lease financing transactions that were nonperforming.

Impaired Loans

This table sets forth information about the Group's impaired loans.

in € m.	**Dec 31, 2005**	Dec 31, 2004	Dec 31, 2003
Total impaired loans[1]	2,576	3,516	5,255
Allowance for impaired loans under SFAS 114[2]	1,230	1,654	2,471
Average balance of impaired loans during the year	3,189	4,474	6,712
Interest income recognized on impaired loans during the year	57	65	70

[1] Included in these amounts are € 2.0 billion, € 2.8 billion and € 4.1 billion as of December 31, 2005, 2004 and 2003, respectively, that require an allowance. The remaining impaired loans do not require an allowance because the present value of expected future cash flows, the fair value of the underlying collateral or the market price of the loan exceeds the recorded investment in these loans.
[2] The allowance for impaired loans under SFAS 114 is included in the Group's allowance for loan losses.

Loans or Debt Securities Acquired in a Transfer

In accordance with the new requirements of Statement of Position 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer" ("SOP 03-3"), the following table sets forth information about the Group's loans acquired by completion of a transfer for which it is probable, at acquisition, that we will be unable to collect all contractually required payments receivable.

in € m.	**Loans**
Loans acquired during the year:	
Contractually required payments receivable at acquisition	1,932
Cash flows expected to be collected at acquisition	554
Fair value of loans at acquisition	526
Accretable yield for loans acquired:	
Balance at beginning of year	–
Additions	27
Accretion	(6)
Disposals	–
Reclassifications from (to) nonaccretable difference	–
Balance at end of year	21
Loans acquired during the year:	
Outstanding balance, beginning of year	–
Outstanding balance, end of year	776
Carrying amount, beginning of year	–
Carrying amount, end of year	233

None of the loans in the above table were considered nonaccrual or required allowances. Furthermore, there were no debt securities acquired in 2005 relevant to the SOP 03-3 disclosure requirements.

[8] Allowances for Credit Losses

The allowances for credit losses consist of an allowance for loan losses and an allowance for off-balance sheet positions.

The following table shows the activity in the Group's allowance for loan losses.

in € m.	2005	2004	2003
Allowance at beginning of year	**2,345**	**3,281**	**4,317**
Provision for loan losses	374	372	1,113
Net charge-offs:			
Charge-offs	(1,018)	(1,394)	(1,894)
Recoveries	170	152	167
Total net charge-offs	(848)	(1,242)	(1,727)
Allowance related to acquisitions/divestitures	–	3	(105)
Foreign currency translation	57	(69)	(317)
Allowance at end of year	**1,928**	**2,345**	**3,281**

The following table shows the activity in the Group's allowance for off-balance sheet positions, which comprises contingent liabilities and lending-related commitments.

in € m.	2005	2004	2003
Allowance at beginning of year	**345**	**416**	**485**
Provision for off-balance sheet positions	(24)	(65)	(50)
Allowance related to acquisitions/divestitures	–	–	1
Foreign currency translation	8	(6)	(20)
Allowance at end of year	**329**	**345**	**416**

[9] Asset Securitizations and Variable Interest Entities

Asset Securitizations

The Group accounts for transfers of financial assets to securitization vehicles as sales when certain criteria are met; otherwise they are accounted for as secured borrowings. Beneficial interests in the securitization vehicles, primarily in the form of debt instruments, are sold to investors and the proceeds are used to pay the Group for the assets transferred. The cash flows collected from the financial assets transferred to the securitization vehicles are then used to repay the beneficial interests. The third party investors and the securitization vehicles generally have no recourse to the Group's other assets in cases where the issuers of the financial assets fail to perform under the original terms of those assets. The Group may retain interests in the assets created in the securitization vehicles.

For the years ended December 31, 2005, 2004 and 2003, the Group recognized € 177 million, € 219 million and € 146 million, respectively, of gains on securitizations primarily related to residential and commercial mortgage loans.

The following table summarizes certain cash flows received from and paid to securitization vehicles during 2005, 2004 and 2003.

	Residential mortgage loans			Commercial mortgage loans			Commercial loans, excluding mortgages		
in € m.	**2005**	2004	2003	**2005**	2004	2003	**2005**	2004	2003
Proceeds from new securitizations	11,765	10,709	2,284	11,044	5,113	3,130	–	–	–
Proceeds from collections reinvested in new securitization receivables	–	–	–	–	–	–	–	439	1,157
Servicing fees received	4	4	5	–	–	–	–	–	1
Cash flows received on retained interests	4	67	51	–	5	31	–	6	13
Other cash flows received from (paid to) securitization vehicles	–	–	–	–	–	–	–	–	–

Prior to the year ended December 31, 2003, the Group had securitization activities related to marine and recreational vehicle loans. During 2002 and 2003, these commercial and consumer finance businesses were sold.

At December 31, 2005, the weighted-average key assumptions used in determining the fair value of retained interests, including servicing rights, and the impact of adverse changes in those assumptions on carrying amount/fair value are as follows.

in € m. (except percentages)	Residential mortgage loans	Commercial mortgage loans	Commercial loans, excluding mortgages
Carrying amount/fair value of retained interests	**415**	**512**	–
Prepayment speed (current assumed)	**37.07%**	**0.00%**	–
Impact on fair value of 10% adverse change	(12)	–	–
Impact on fair value of 20% adverse change	(23)	–	–
Default rate (current assumed)	**3.16%**	**2.00%**	–
Impact on fair value of 10% adverse change	(18)	(7)	–
Impact on fair value of 20% adverse change	(35)	(8)	–
Discount factor (current assumed)	**10.77%**	**4.30%**	–
Impact on fair value of 10% adverse change	(14)	(11)	–
Impact on fair value of 20% adverse change	(24)	(21)	–

These sensitivities are hypothetical and should be viewed with caution. As the figures indicate, changes in fair value based on a 10 percent variation in assumptions generally should not be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumptions; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might affect the sensitivities. The key assumptions used in measuring the initial retained interests resulting from securitizations completed in 2005 were not significantly different from the current assumptions in the above table.

The key assumptions used in measuring the initial retained interests resulting from securitizations completed in 2004 and 2003 were not significantly different from the key assumptions used in determining the fair value of retained interests, including servicing rights, at December 31, 2004 and 2003, respectively. The weighted-average assumptions used at December 31, 2004 and 2003 were as follows.

	Residential mortgage loans		Commercial mortgage loans		Commercial loans, excluding mortgages	
in %	2004	2003	2004	2003	2004	2003
Prepayment speed	28.11	22.56	0.00	0.00	1.37	1.81
Default rate	4.72	6.97	1.77	1.57	0.26	0.30
Discount factor	13.46	15.63	5.20	0.78	7.51	8.35

The following table presents information about securitized loans, including delinquencies (loans which are 90 days or more past due) and credit losses, net of recoveries, for the years ended December 31, 2005 and 2004.

	Residential mortgage loans		Commercial mortgage loans		Commercial loans, excluding mortgages	
in € m.	**2005**	2004	**2005**	2004	**2005**	2004
Total principal amount of loans	10,362	6,656	2,455	950	–	750
Principal amount of loans 90 days or more past due	422	128	–	–	–	15
Net credit losses	36	20	–	–	–	1

The table excludes securitized loans that the Group continues to service but otherwise has no continuing involvement.

In July 2003, the Group sold U.S. and European-domiciled private equity investments with a carrying value of € 361 million as well as € 80 million in liquid investments to a securitization vehicle that was a qualifying special purpose entity. The securitization vehicle issued € 174 million of debt to unaffiliated third parties and the Group received cash proceeds of € 102 million and retained debt and equity interests initially valued at € 306 million. The Group recognized a € 7 million loss on the sale of assets to the securitization vehicle. The Group received cash flows from retained interests of € 1 million each during 2005 and 2004 and € 2 million during 2003.

The valuation of the Group's retained interests at December 31, 2005 and December 31, 2004 were based on the fair values of the underlying investments in the securitization vehicle. These fair values were determined by the servicer of the securitization vehicle. The servicer is a Group-related entity. In determining fair value, the servicer utilizes the valuations of the underlying investments as provided by the general partners of those respective investments. The value of securities and other financial instruments are provided by these general partners on a fair value basis of accounting. The servicer may rely upon any valuations provided to it by the general partners of the investments, but is not bound by such valuations. At December 31, 2005 and 2004, respectively, the Group's retained interests were valued at € 354 million and € 267 million.

The private equity investments held by the securitization vehicles are subject to € 39 million funding commitments under their limited partnership agreements. These commitments are automatically funded by the securitization vehicle via the liquid investments.

To hedge its interest rate and currency risk, the securitization vehicle entered into a total rate of return swap with the Group. The Group also provided a liquidity facility to meet € 178 million of servicing, administration, and interest expenses and € 9 million to meet any funding commitments.

Variable Interest Entities

In the normal course of business, the Group becomes involved with variable interest entities primarily through the following types of transactions: asset securitizations, structured finance, commercial paper programs, mutual funds, and commercial real estate leasing and closed-end funds. The Group's involvement includes transferring assets to the entities, entering into derivative contracts with them, providing credit enhancement and liquidity facilities, providing investment management and administrative services, and holding ownership or other investment interests in the entities.

The table below shows the aggregated assets (before consolidating eliminations) of variable interest entities consolidated by type of asset and entity as of December 31, 2005 and December 31, 2004.

	Commercial paper programs		Guaranteed value mutual funds		Asset securitization	
in € m.	**2005**	2004	**2005**	2004	**2005**	2004
Interest-earning deposits with banks	147	238	117	96	404	404
Trading assets	1	–	469	491	12,832	9,424
Securities	–	–	–	–	–	–
Loans, net	749	1,060	–	–	–	–
Other	–	–	6	35	3	3
Total assets	**897**	**1,298**	**592**	**622**	**13,239**	**9,831**

	Structured finance and other		Commercial real estate leasing vehicles and closed-end funds	
in € m.	**2005**	2004	**2005**	2004
Interest-earning deposits with banks	5,646	546	34	57
Trading assets	3,180	1,476	–	–
Securities	1,429	39	–	–
Loans, net	2,289	6,689	204	255
Other	1,529	5,495	542	736
Total assets	**14,073**	**14,245**	**780**	**1,048**

Substantially all of the consolidated assets of the variable interest entities act as collateral for related consolidated liabilities. The holders of these liabilities have no recourse to the Group, except to the extent the Group guarantees the value of the mutual fund units that investors purchase. The fair value of these guarantees was not significant as of December 31, 2005 and 2004. The mutual funds that the Group manages are investment vehicles that were established to provide returns to investors in the vehicles.

The commercial paper programs give clients access to liquidity in the commercial paper market. As an administrative agent for the commercial paper programs, the Group facilitates the sale of loans, other receivables, or securities from various third parties to a commercial paper entity, which then issues collateralized commercial paper to the market. The Group provides liquidity facilities to the commercial paper vehicles, but these facilities create only limited credit exposure since the Group is not required to provide funding if the assets of the vehicle are in default. In 2004, conduits with total assets of € 5.8 billion were restructured and accordingly deconsolidated.

For asset securitization, the Group may retain a subordinated interest in the assets the Group securitizes or may purchase interest in the assets securitized by independent third parties. For structured finance and other products, the Group structures VIEs to meet various needs of our clients. For the commercial real estate leasing vehicles and closed-end funds, third party investors essentially provide financing for the purchase of commercial real estate or other assets which are leased to other third parties.

The Group formed fifteen statutory business trusts of which the Group owns all of the common securities. These trusts exist for the sole purpose of issuing cumulative and noncumulative trust preferred securities and investing the proceeds thereof in an equivalent amount of various subordinated debentures issued by the Group. Effective July 1, 2003, the Group deconsolidated these trusts as a result of the application of FIN 46. Subsequent to the application of FIN 46, the subordinated debentures amounting to € 4.8 billion are included in the long term debt.

As of December 31, 2005 and December 31, 2004 the aggregated total assets of significant variable interest entities where the Group holds a significant variable interest, but does not consolidate, and the Group's maximum exposure to loss as a result of its involvement with these entities are as follows.

	Aggregated total assets		Maximum exposure to loss	
in € m.	**2005**	2004	**2005**	2004
Commercial paper programs	24,666	17,296	26,082	20,305
Commercial real estate leasing vehicles and real estate investment entities	812	1,004	62	92
Structured finance and other	6,363	3,807	1,227	582
Guaranteed value mutual funds	7,664	5,856	7,572	5,856

The Group provides liquidity facilities and, to a lesser extent, guarantees to the commercial paper programs that it has a significant interest in. The Group's maximum exposure to loss from these programs is equivalent to the contract amount of its liquidity facilities since the Group cannot be obligated to fund the liquidity facilities and guarantees at the same time. The liquidity facilities create only limited credit exposure since the Group is not required to provide funding if the assets of the vehicle are in default.

For the commercial real estate leasing vehicles and real estate investment entities, the Group's maximum exposure to loss results primarily from investments held in these vehicles. For structured finance and other vehicles, the Group's maximum exposure to loss results primarily from the risk associated with the Group's purchased and retained interests in the vehicles. The maximum exposure to loss related to the significant non-consolidated guaranteed value mutual funds results from the above mentioned guarantees.

[10] Assets Pledged and Received as Collateral

The carrying value of the Group's assets pledged (primarily for borrowings, deposits, and securities loaned) as collateral where the secured party does not have the right by contract or custom to sell or repledge the Group's assets are as follows.

in € m.	Dec 31, 2005	Dec 31, 2004
Trading assets	31,135	26,557
Securities available for sale	10	8
Loans	11,532	10,433
Premises and equipment	632	636
Total	**43,309**	**37,634**

At December 31, 2005 and 2004, the Group has received collateral with a fair value of € 407 billion and € 298 billion, respectively, arising from securities purchased under reverse repurchase agreements, securities borrowed, derivatives transactions, customer margin loans and other transactions, which the Group as the secured party has the right to sell or repledge. At December 31, 2005 and 2004, € 316 billion and € 218 billion, respectively, related to collateral that the Group has received and sold or repledged primarily to cover short sales, securities loaned and securities sold under repurchase agreements. These amounts exclude the impact of netting.

[11] Premises and Equipment, Net

An analysis of premises and equipment, including assets under capital leases, follows.

in € m.	Dec 31, 2005	Dec 31, 2004
Land	980	1,036
Buildings	3,389	3,576
Leasehold improvements	1,339	1,211
Furniture and equipment	2,404	2,344
Purchased software	326	347
Self-developed software	369	331
Construction-in-progress	96	144
Total	**8,903**	**8,989**
Less: Accumulated depreciation	3,824	3,764
Premises and equipment, net[1]	**5,079**	**5,225**

[1] Amounts at December 31, 2005 and 2004 included € 1.7 billion and € 1.8 billion, respectively, of net book value of premises and equipment held for investment purposes.

The Group is lessee under lease agreements covering real property and equipment. The future minimum lease payments, excluding executory costs, required under the Group's capital leases at December 31, 2005, were as follows.

in € m.	
2006	109
2007	120
2008	198
2009	46
2010	47
2011 and later	444
Total future minimum lease payments	**964**
Less: Amount representing interest	339
Present value of minimum lease payments	**625**

At December 31, 2005, the total minimum sublease rentals to be received in the future under subleases are € 459 million. Contingent rental income incurred during the year ended December 31, 2005, was € 2 million.

The future minimum lease payments, excluding executory costs, required under the Group's operating leases at December 31, 2005, were as follows.

in € m.	
2006	484
2007	429
2008	410
2009	330
2010	288
2011 and later	1,184
Total future minimum lease payments	**3,125**
Less: Minimum sublease rentals	388
Net minimum lease payments	**2,737**

The following shows the net rental expense for all operating leases.

in € m.	**2005**	2004	2003
Gross rental expense	620	857	760
Less: Sublease rental income	37	116	61
Net rental expense	**583**	**741**	**699**

[12] Goodwill and Other Intangible Assets, Net

Goodwill impairment exists if the net book value of a reporting unit exceeds its estimated fair value. The Group's reporting units are generally consistent with the Group's business segment level, or one level below. The Group performs its annual impairment review during the fourth quarter of each year. There was no goodwill impairment in 2005, 2004 and 2003 resulting from the annual impairment review.

In 2005 no impairment loss was recorded. In 2004, an impairment loss of € 19 million relating to other intangible assets (investment management agreements) was recorded in the Asset and Wealth Management Corporate Division following the termination of such agreements. The impairment loss was determined based on a discounted cash flow model and is included in the line item Goodwill impairment/impairment of intangibles on the Consolidated Statement of Income.

In 2003, a goodwill impairment loss of € 114 million related to the Private Equity reporting unit was recorded following decisions relating to the private equity fee-based business including the transfer of certain businesses to the Group's Asset and Wealth Management Corporate Division. The fair value of the business remaining in the Private Equity reporting unit was calculated using the discounted cash flow model.

Other Intangible Assets

An analysis of acquired other intangible assets follows.

	Dec 31, 2005			Dec 31, 2004		
in € m.	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortized intangible assets:						
Customer contracts	68	17	51	59	11	48
Investment management agreements	27	6	21	41	19	22
Mortgage servicing rights	93	25	68	68	3	65
Other customer-related	118	54	64	79	21	58
Other	19	11	8	17	9	8
Total amortized intangible assets	**325**	**113**	**212**	**264**	**63**	**201**
Unamortized intangible assets:						
Retail investment management agreements			978			848
Other			8			–
Loan servicing rights			–			20
Total other intangible assets			**1,198**			**1,069**

For the years ended December 31, 2005 and 2004, the aggregate amortization expense for other intangible assets was € 46 million and € 24 million, respectively. The estimated aggregate amortization expense for each of the succeeding five fiscal years is as follows.

in € m.	
2006	33
2007	30
2008	28
2009	26
2010	24

For the year ended December 31, 2005, the Group acquired the following other intangible assets.

in € m.	Additions in current year	Weighted-average amortization period
Amortized intangible assets:		
Mortgage servicing rights	16	10 years
Other customer-related	16	5 years
Investment management agreements	1	3 years
Total amortized intangible assets	**33**	**7 years**
Other unamortized intangible assets	8	Indefinite
Total other intangible assets	**41**	

Goodwill

The changes in the carrying amount of goodwill by business segment for the years ended December 31, 2005 and 2004 are as follows.

in € m.	Corporate Banking & Securities	Global Transaction Banking	Asset and Wealth Management	Private & Business Clients	Corporate Investments	**Total**
Balance as of January 1, 2004	**3,161**	**428**	**2,823**	**234**	**89**	**6,735**
Purchase accounting adjustments	–	–	(20)	–	–	(20)
Transfers	6	–	(6)	–	–	–
Goodwill acquired during the year	27	36	60	4	–	127
Impairment losses	–	–	–	–	–	–
Goodwill related to dispositions	–	–	(11)	–	–	(11)
Effects from exchange rate fluctuations	(243)	(28)	(178)	(4)	–	(453)
Balance as of December 31, 2004	**2,951**	**436**	**2,668**	**234**	**89**	**6,378**
Purchase accounting adjustments	–	–	–	–	–	–
Transfers	–	–	–	–	–	–
Goodwill acquired during the year	20	–	4	–	–	24
Impairment losses	–	–	–	–	–	–
Goodwill related to dispositions	–	–	(110)	–	–	(110)
Effects from exchange rate fluctuations and other	412	49	275[1]	6	11	753
Balance as of December 31, 2005	**3,383**	**485**	**2,837**	**240**	**100**	**7,045**

[1] Includes € 27 million of reduction in goodwill related to a prior year's acquisition.

In 2005, the main addition to goodwill is related to Bender Menkul Degerler A.S., which contributed € 20 million to goodwill. Dispositions in 2005 primarily related to the sale of a substantial part of our UK- and Philadelphia-based Asset Management business.

The additions to goodwill of € 127 million for the year ended December 31, 2004 are mainly due to the acquisitions of the remaining 1.5% third party holding in DWS Holding & Service GmbH, Dresdner Bank's German domestic custody business and Berkshire Mortgage Finance L.P.'s origination and servicing business, which contributed € 57 million, € 36 million and € 26 million, respectively.

[13] Assets Held for Sale

At December 31, 2005, the Group held one subsidiary for sale in the Corporate Investments segment. The net assets were written down to the lower of their carrying value or fair value less cost to sell resulting in a loss of € 7 million.

In 2004, the Group signed several contracts to sell real estate in the Asset and Wealth Management and the Corporate Investments segments. The net assets were written down to the lower of their carrying value or fair value less cost to sell resulting in a loss of € 29 million.

During 2003, the Group decided to sell subsidiaries and investments in the Corporate Investments, Global Transaction Banking, Private & Business Clients and Asset and Wealth Management segments. The net assets for these subsidiaries and investments were written down to the lower of their carrying value or fair value less cost to sell resulting in a loss of € 32 million.

[14] Other Assets and Other Liabilities

The following are the components of other assets and other liabilities.

in € m.	Dec 31, 2005	Dec 31, 2004
Other assets:		
Brokerage and securities related receivables		
Cash/margin receivables	23,157	17,287
Receivables from prime brokerage	15,282	12,575
Pending securities transactions past settlement date	10,619	8,984
Security spot transactions[1]	117	–
Total brokerage and securities related receivables	49,175	38,846
Loans held for sale, net	25,453	8,194
Other assets related to insurance business	1,149	6,733
Due from customers on acceptances	93	74
Accrued interest receivable	5,000	3,854
Tax assets	5,903	6,003
Other	12,609	10,711
Total other assets	**99,382**	**74,415**

in € m.	Dec 31, 2005	Dec 31, 2004
Other liabilities:		
Brokerage and securities related payables		
Cash/margin payables	16,259	11,919
Payables from prime brokerage	16,898	14,062
Pending securities transactions past settlement date	9,371	9,562
Security spot transactions[1]	–	1,813
Total brokerage and securities related payables	42,528	37,356
Insurance policy claims and reserves	1,940	7,935
Acceptances outstanding	93	74
Accrued interest payable	4,684	4,223
Accrued expenses	9,584	7,204
Tax liabilities	7,215	6,677
Other	15,333	12,074
Total other liabilities	**81,377**	**75,543**

[1] Receivables and payables from security spot transactions are shown net.

[15] Deposits

The components of deposits are as follows.

in € m.	**Dec 31, 2005**	Dec 31, 2004
German offices:		
Noninterest-bearing demand deposits	22,642	20,851
Interest-bearing deposits		
Demand deposits	29,482	31,252
Certificates of deposit	266	247
Savings deposits	23,870	22,572
Other time deposits	37,894	34,505
Total interest-bearing deposits	91,512	88,576
Total deposits in German offices	**114,154**	**109,427**
Non-German offices:		
Noninterest-bearing demand deposits	7,363	6,423
Interest-bearing deposits		
Demand deposits	74,575	64,957
Certificates of deposit	39,069	19,056
Savings deposits	9,124	6,314
Other time deposits	136,502	114,619
Total interest-bearing deposits	259,270	204,946
Total deposits in non-German offices	**266,633**	**211,369**
Total deposits	**380,787**	**320,796**

Related party deposits amounted to € 1.0 billion and € 1.9 billion at December 31, 2005 and 2004, respectively.

The following table summarizes the maturities of time deposits with a remaining term of more than one year as of December 31, 2005.

By remaining maturities in € m.	Due in 2007	Due in 2008	Due in 2009	Due in 2010	Due after 2010
Certificates of deposits	1,555	283	953	136	1,175
Other time deposits	2,118	2,632	2,624	1,586	10,473

[16] Other Short-term Borrowings

Short-term borrowings are borrowed funds generally with an original maturity of one year or less. Components of other short-term borrowings include.

in € m.	**Dec 31, 2005**	Dec 31, 2004
Commercial paper	13,398	9,980
Other	7,151	10,138
Total	**20,549**	**20,118**

[17] Long-term Debt

The Group issues fixed and floating rate long-term debt denominated in various currencies, approximately half of which is denominated in euros.

The following table is a summary of the Group's long-term debt.

By remaining maturities in € m.	Due in 2006	Due in 2007	Due in 2008	Due in 2009	Due in 2010	Due after 2010	**Dec 31, 2005 total**	Dec 31, 2004 total
Senior debt:								
Bonds and notes:								
Fixed rate	7,149	5,635	4,607	9,033	5,586	22,888	54,898	53,834
Floating rate	6,659	5,470	5,573	4,930	4,510	14,643	41,785	39,463
Subordinated debt:								
Bonds and notes:								
Fixed rate	1,069	683	320	1,364	–	6,394	9,830	9,505
Floating rate	–	401	93	1,678	580	4,289	7,041	4,068
Total	**14,877**	**12,189**	**10,593**	**17,005**	**10,676**	**48,214**	**113,554**	**106,870**

Based solely on the contractual terms of the debt issues, the following table represents the range of interest rates payable on this debt for the periods specified.

	Dec 31, 2005	Dec 31, 2004
Senior debt:		
Bonds and notes:		
Fixed rate[1]	0.00% – 31.72%	0.00% – 50.00%
Floating rate[1]	0.00% – 29.99%	0.00% – 18.83%
Subordinated debt:		
Bonds and notes:		
Fixed rate	0.81% – 10.50%	0.81% – 10.50%
Floating rate	0.91% – 7.65%	0.74% – 8.00%

[1] The lower and higher end of the range of interest rates relate to some transactions where the contractual rates are shown excluding the effect of embedded derivatives.

Fixed rate debt outstanding at December 31, 2005 matures at various dates through 2050. The weighted-average interest rates on fixed rate debt at December 31, 2005 and 2004 were 4.70% and 5.57%, respectively. Floating rate debt outstanding at December 31, 2005 matures at various dates through 2055 excluding € 2.1 billion with undefined maturities. The weighted-average interest rates on floating rate debt at December 31, 2005 and 2004 were 3.93% and 2.84%, respectively. The weighted-average interest rates for total long-term debt were 4.38% and 4.36% at December 31, 2005 and 2004, respectively. Interest rates of pure certificates on various indices issued by Deutsche Bank are mainly zero and are excluded from the calculation of the weighted-average rates in order to reflect the rates on traditional long-term products. Interest rates on related derivatives are not included in the calculation of the weighted-average interest rates.

The Group enters into various transactions related to the debt it issues. This debt may be traded for market-making purposes or held for a period of time. Purchases of the debt are accounted for as extinguishments; however, the resulting net gains (losses) during 2005 and 2004 were insignificant.

[18] Obligation to Purchase Common Shares

As of December 31, 2005 and 2004, the obligation to purchase common shares amounted to € 3.5 billion and € 3.1 billion, respectively. The obligation represented forward purchase contracts covering approximately 62.4 million (2004: 56.1 million) Deutsche Bank common shares with a weighted-average strike price of € 56.23 (2004: € 54.52) entered into to satisfy obligations under employee share-based compensation awards. Contracts covering 10.2 million shares (2004: 0.4 million) mature in less than one year. The remaining contracts covering 52.2 million shares (2004: 55.7 million) have maturities between one and five years.

[19] Mandatorily Redeemable Shares and Minority Interests in Limited Life Entities

Other liabilities included € 84 million and € 93 million, representing the settlement amount as of December 31, 2005 and 2004, respectively, for minority interests in limited life subsidiaries and mutual funds. These entities have termination dates between 2102 and 2105.

Included in long-term debt and short-term borrowings were € 3,537 million and € 3,545 million related to mandatorily redeemable shares at December 31, 2005 and 2004, respectively. The amount to be paid if settlement was at December 31, 2005 and 2004 was € 3,539 million and € 3,548 million, respectively. These mandatorily redeemable shares (excluding € 1.8 billion with undefined maturities) are due between 2012 and 2033. The majority of interest paid on the redeemable shares is at fixed rates between 3.46% – 6.24% with the remainder paid at variable rates, which are based on LIBOR or the tax-adjusted U.S. dollar swap rate.

[20] Common Shares and Share-Based Compensation Plans

Deutsche Bank's share capital consists of common shares issued in registered form without par value. Under German law, they represent equal stakes in the subscribed capital. Thus, a "nominal" value can be derived from the total amount of share capital divided by the number of shares. Therefore, the shares have a nominal value of € 2.56.

Common share activity was as follows.

Number of shares	**2005**	2004	2003
Common shares outstanding, beginning of year	**517,269,673**	**565,077,163**	**585,446,954**
Shares issued under employee benefit plans	10,681,024	–	–
Shares retired	–	(38,000,000)	(40,000,000)
Shares purchased for treasury	(623,689,715)	(536,383,830)	(464,939,509)
Shares sold or distributed from treasury	601,296,694	526,576,340	484,569,718
Common shares outstanding, end of year	**505,557,676**	**517,269,673**	**565,077,163**

Shares purchased for treasury consist of shares held for a period of time by the Group as well as any shares purchased with the intention of being resold in the short term. In addition, beginning in 2002, the Group launched share buy-back programs. Shares acquired under these programs are deemed to be retired or used for share-based compensation. The 2002 program was completed in April 2003 resulting in the retirement of 40 million shares. The second program was completed in June 2004 and resulted in the retirement of 38 million shares. The third buy-back was completed in April 2005. In July 2005, the fourth program was started. On January 24, 2006, the Management Board decided to cancel 40 million of the shares held in treasury, which became legally effective on February 15, 2006. All such transactions were recorded in shareholders' equity and no revenues and expenses were recorded in connection with these activities.

Authorized and Conditional Capital

Deutsche Bank's share capital may be increased by issuing new shares for cash and in some circumstances for noncash consideration. At December 31, 2005, Deutsche Bank had authorized but unissued capital of € 554,000,000 which may be issued at various dates through April 30, 2009 as follows.

Authorized capital	Expiration date
€ 128,000,000[1]	April 30, 2006
€ 100,000,000	April 30, 2007
€ 128,000,000[1]	April 30, 2008
€ 198,000,000	April 30, 2009

[1] Capital increase may be affected for noncash contributions with the intent of acquiring a company or holdings in companies.

Deutsche Bank also had conditional capital of € 197,654,915. Conditional capital includes various instruments that may potentially be converted into common shares.

The Annual General Meeting on June 2, 2004 authorized the Management Board to issue once or more than once, bearer or registered participatory notes with bearer warrants and/or convertible participatory notes, bonds with warrants, and/or convertible bonds on or before April 30, 2009. For this purpose share capital was increased conditionally by up to € 150,000,000.

Under the DB Global Partnership Plan, € 51,200,000 of conditional capital was available for option rights available for grant until May 10, 2003 and € 64,000,000 for option rights available for grant until May 20, 2005. 16,105,126 option rights were granted and not exercised at December 31, 2005. Therefore, capital can still be increased by € 41,229,123 under this plan. Also, the Management Board was authorized at the Annual General Meeting on May 17, 2001 to issue, with the consent of the Supervisory Board, up to 12,000,000 option rights on Deutsche Bank shares on or before December 31, 2003, of which 2,510,075 option rights were granted and not exercised at December 31, 2005. Therefore, capital still can be increased by € 6,425,792 under the DB Global Share Plan. For this purpose there was a conditional capital of € 10,000,000. These plans are described below.

Share-Based Compensation

Effective January 1, 2003, the Group adopted the fair-value-based method under SFAS 123 prospectively for all employee awards granted, modified or settled after January 1, 2003, excluding those related to the 2002 performance year. Prior to this the Group applied the intrinsic-value-based provisions of APB 25. Compensation expense for share-based awards is included in compensation and benefits on the Consolidated Statement of Income. See Note [1] for a discussion on the Group's accounting for share-based compensation.

In accordance with the requirements of SFAS 123, the pro forma disclosures relating to net income and earnings per common share as if the Group had always applied the fair-value-based method are provided in Note [1].

The Group's share-based compensation plans currently used for granting new awards are summarized in the table below. These plans, and those plans no longer used for granting new awards, are described in more detail in the text that follows.

Plan name	Eligibility	Vesting period*	Expense treatment	Equity or Equity Units	Performance Options/ Partnership Appreciation Rights
Share-based compensation plans					
Restricted Equity Units Plan	Select executives	4.5 years	3	X	
DB Global Partnership Plan					
DB Equity Units					
as bonus grants	Select executives	2 years	2	X	
as retention grants	Select executives	3.5 years	3	X	
Performance Options	Select executives[1]	4 years	2		X
Partnership Appreciation Rights	Select executives[1]	4 years	2		X
DB Share Scheme					
as bonus grants	Select employees	3 years	2	X	
as retention grants	Select employees	3 years	3	X	
DB Key Employee Equity Plan (DB KEEP)	Select executives	5 years	3	X	
DB Global Share Plan (since 2004)	All employees[4]	1 year	3	X	

* Approximate period after which all portions of the award are no longer subject to the plan specific forfeiture provisions.
[1] Performance options and partnership appreciation rights are granted as a unit.
[2] The value is recognized during the applicable performance year as part of compensation expense (until performance year 2004, since 2005 performance year is to be amortized over the requisite service period in accordance with SFAS 123(R)).
[3] The value is recognized on a straight-line basis over the vesting period as part of compensation expense.
[4] A participant must have been working for the Group for at least one year and have had an active employment contract in order to participate.

Share-Based Compensation Plans Currently Used for Granting New Awards

Restricted Equity Units Plan

Under the Restricted Equity Units Plan, the Group grants various employees deferred share awards as retention incentive which provides the right to receive common shares of the Group at specified future dates. The expense related to Restricted Equity Units awarded is recognized on a straight-line basis over the vesting period, which is generally four to five years.

The Group also grants to the same group of employees exceptional awards as a component of the Restricted Equity Units as an additional retention incentive that is forfeited if the participant terminates employment prior to the end of the vesting period. Compensation expense for these awards is recognized on a straight-line basis over the vesting period.

DB Global Partnership Plan

DB Equity Units. DB Equity Units are deferred share awards, each of which entitles the holder to one of the Group's common shares approximately three and a half years from the date of the grant. For award years up to and including 2005, the Group awarded initial awards of DB Equity Units in relation to annual bonuses that were forfeited if a participant terminates employment under certain circumstances within the first two years following the grant. Compensation expense for these awards was recognized in the applicable performance year as part of compensation expense for that year.

From 2006, all initial awards of DB Equity Units granted are amortized over the requisite service period in accordance with the requirements of SFAS 123(R). Recipients of these DB Equity Units are also granted exceptional awards of DB Equity Units as retention incentive that is forfeited if the participant terminates employment prior to the end of the vesting period. Compensation expense for these awards is recognized on a straight-line basis over the vesting period, which is approximately three and a half years.

Performance Options. Performance options are rights to purchase the Group's common shares. Performance Options were granted with an exercise price equal to 120% of the reference price. The reference price is set at the higher of the fair market value of the Group's common shares on the date of grant or an average of the fair market value of the Group's common shares for the ten trading days on the Frankfurt Stock Exchange up to and including the date of the grant.

Performance Options are subject to a minimum vesting period of two years. In general, one-third of the options become exercisable at each of the second, third and fourth anniversaries of the grant date. However, if the Group's common shares trade at more than 130% of the reference price for

35 consecutive trading days, the Performance Options become exercisable on the later of the end of the 35-day trading period or the second anniversary of the award date. This condition was fulfilled for the Performance Options granted in February 2003 and therefore, all these options became exercisable in February 2005 rather than in three equal tranches.

Under certain circumstances, if a participant terminates employment prior to the vesting date, Performance Option awards will be forfeited. All options not previously exercised or forfeited expire on the sixth anniversary of the grant date.

There were no options awarded for either the 2005 or 2004 performance year. Compensation expense for options awarded for the 2003 performance year was recognized in 2003 in accordance with the fair-value-based method.

Partnership Appreciation Rights. Partnership Appreciation Rights ("PARs") are rights to receive a cash award in an amount equal to 20% of the reference price for Performance Options described above. The vesting of PARs will occur at the same time and to the same extent as the vesting of Performance Options. PARs are automatically exercised at the same time and in the same proportion as the exercise of the Performance Options.

There were no PARs awarded for either the 2005 or 2004 performance year. No compensation expense was recognized for the year ended December 31, 2003 as the PARs represent a right to a cash award only with the exercise of Performance Options. This effectively reduces the exercise price of any Performance Option exercised to the reference price described above and is factored into the calculation of the fair value of the option.

DB Share Scheme

Under the DB Share Scheme, the Group grants various employees deferred share awards which provide the right to receive common shares of the Group at a specified future date. Compensation expense for awards granted in relation to annual bonuses was recognized in the applicable performance year as part of compensation earned for that year until performance year 2004. From performance years 2005 and onwards, DB Share Scheme bonus awards are amortised over the requisite service period in accordance with the requirements of SFAS 123(R). Awards granted as retention incentive continue to be expensed on a straight-line basis over the vesting period, which is generally three years.

DB Key Employee Equity Plan

Under the DB Key Employee Equity Plan ("DB KEEP"), the Group grants selected executives deferred share awards which provide the right to receive common shares of the Group at a specified future date. The awards are granted as retention incentive to various employees and are expensed on a straight-line basis over the vesting period as compensation expense. The vesting period is generally five years.

DB Global Share Plan (Since 2004)

The DB Global Share Plan is an all employee program which awards eligible employees ten shares of the Group's common shares as part of their annual compensation. A participant must have been working for the Group for at least one year and have had an active employment contract in order to participate. The number of shares granted to part-time employees and those in various categories of extended leave was on a pro rata basis. Compensation expense related to the DB Global Share Plan is recognized on a straight line basis over the vesting period of one year from the date of grant. Awards vest on November 1 of the year following grant and are forfeited if the participant terminates employment prior to vesting. As of December 31, 2005, the DB Global Share Plan granted in 2004 had fully vested.

Share-Based Compensation Plans No Longer Used for Granting New Awards

DB Global Share Plan (2003 & 2002)

Share Purchases. In 2003 and 2002, eligible employees could purchase up to 20 shares and eligible retirees could purchase up to 10 shares of the Group's common shares. German employees and retirees were eligible to purchase these shares at discount. The participant was fully vested and received all dividend rights for the shares purchased. At the date of purchase, the Group recognized as compensation expense the difference between the quoted market price of a common share at that date and the price paid by the participant.

Performance Options. In 2003 and 2002, employee participants received for each common share purchased five options. Each option entitled the participant to purchase one of the Group's common shares. Options vest approximately two years after the date of grant and expire after six years. Options may be exercised at a strike price equal to 120% of the reference price. The reference price was set at the higher of the fair market value of the Group's common shares on the date of grant or an average of the fair market value of the Group's common shares for the ten trading days on the Frankfurt Stock Exchange up to and including the date of grant.

Generally, a participant must have been working for the Group for at least one year and have had an active employment contract in order to participate. Options are forfeited upon termination of employment. Participants who retire or become permanently disabled prior to vesting may still exercise their rights during the exercise period.

Compensation expense for options awarded for the 2003 performance year is recognized over the vesting period in accordance with the fair-value-based method.

Global Equity Plan

During 1998, 1999 and 2000, certain key employees of the Group participated in the Global Equity Plan ("GEP") and were eligible to purchase convertible bonds in 1,000 DM denominations at par. On October 16, 2001, the Management Board gave approval to buy out the outstanding awards at a fixed price.

Compensation expense was recorded using variable plan accounting over the vesting period for awards to participants who did not accept the buy-out offer in 2001. In June 2003, the remaining bonds were redeemed at their nominal value since specific performance criteria for conversion were not met. The Group released € 3 million to earnings related to amounts previously accrued for the GEP.

In addition, in connection with the buy-out offer in 2001, the Board authorized a special payment to 93 participants in 2003. These participants could not take part in the buy-out offer due to the conditions of the authorization in 2001. The cash payments, which totaled € 9 million in connection with these bonds, were not included in share-based compensation expense.

Stock Appreciation Rights Plans

The Group has granted stock appreciation rights plans ("SARs") which provide eligible employees of the Group the right to receive cash equal to the appreciation of the Group's common shares over an established strike price. The stock appreciation rights granted can be exercised approximately three years from the date of grant. Stock appreciation rights expire approximately six years from the date of grant.

Compensation expense on SARs, calculated as the excess of the current market price of the Group's common shares over the strike price, is recorded using variable plan accounting. The expense related to a portion of the awards was recognized in the performance year if it relates to annual bonuses earned as part of compensation, while remaining awards were expensed over the vesting periods.

db Share Plan

Prior to the adoption of the DB Global Share Plan, certain employees were eligible to purchase up to 60 shares of the Group's common shares at a discount under the db Share Plan. In addition, for each share purchased, employee participants received one option which entitled them to purchase one share. Options vested over a period of approximately three years beginning on the date of grant. Following the vesting period, options could be exercised if specific performance criteria were met. The exercise price was determined by applying a performance dependent discount to the average quoted price of a common share on the Frankfurt Stock Exchange on the five trading days before the exercise period started.

At the date of purchase of the common shares, the Group recognized as compensation expense the difference between the quoted market price of a common share at that date and the price paid by the participant. Compensation expense for the options was recognized using variable plan accounting over the vesting period, and based upon an estimated exercise price for the applicable three-year period and the current market price of the Group's common shares.

All remaining db Share Plan options expired unexercised in 2003 because the specific performance criteria were not met. In 2003, the Group released € 20 million to earnings related to amounts previously accrued for the options.

Other Plans

The Group has other local share-based compensation plans, none of which, individually or in the aggregate are material to the consolidated financial statements.

Compensation Expense

The Group recognized compensation expense related to its significant share-based compensation plans, described above, as follows.

in € m.	**2005**	2004	2003
DB Global Partnership Plan[1]	3	11	8
DB Global Share Plan[2]	40	15	3
DB Share Scheme/Restricted Equity Units Plan/DB KEEP	875	997	773
Global Equity Plan	–	–	(3)
Stock Appreciation Rights Plans[3]	31	81	(13)
db Share Plan	–	–	(20)
Total	**949**	**1,104**	**748**

[1] Compensation expense for the years ended December 31, 2004 and 2003 included € 6.6 million and € 5.9 million, respectively, related to DB Equity Units granted in February 2005 and February 2004, respectively. No amounts were expensed in 2005 in relation to DB Equity units granted in February 2006.

[2] Compensation expense for the years ended December 31, 2005 and 2004 included € 7.8 million and € 6.6 million, respectively, in relation to the DB Global Share Plan 2005 and DB Global Share Plan 2004.

[3] For the years ended December 31, 2005, 2004 and 2003, net (gains) losses of € (138) million, € 81 million and € (13) million, respectively, from non-trading equity derivatives, used to offset fluctuations in employee share-based compensation expense, were included.

The following is a summary of the activity in the Group's current compensation plans involving share and option awards for the years ended December 31, 2005, 2004 and 2003 (amounts in thousands of shares, except exercise prices).

		DB Global Partnership Plan	
	DB Equity Units[1]	Performance Options[2]	Weighted-average exercise price
Balance at December 31, 2002	**408**	**11,764**	**€ 89.96**
Granted	122	14,615	€ 47.53
Issued	–	–	–
Forfeited	(3)	(490)	€ 58.58
Balance at December 31, 2003	**527**	**25,889**	**€ 66.60**
Granted	127	115	€ 76.61
Issued	(324)	–	–
Forfeited	–	(152)	€ 89.96
Balance at December 31, 2004	**330**	**25,852**	**€ 66.51**
Granted	139	–	€ 66.51
Issued	(179)	–	–
Exercised	–	(9,679)	€ 47.53
Forfeited	–	(68)	€ 89.96
Balance at December 31, 2005	**290**	**16,105**	**€ 77.82**
Weighted-average remaining contractual life at:			
December 31, 2005		2 years 4 months	
December 31, 2004		3 years 7 months	

[1] The weighted-average grant-date fair value per share of deferred share awards granted in 2005, 2004 and 2003 was € 59.68, € 58.11, and € 38.62 respectively.
[2] The weighted-average grant-date fair value per option, including the PAR, granted during 2004 and 2003 was € 13.02 and € 11.97 respectively. Performance Options and PARs granted in 2004 and 2003 related to the 2003 and 2002 performance year, respectively.

Each Global Partnership Plan option was accompanied by a Partnership Appreciation Right entitling the holder to 20% of the reference price upon exercise of the related option. Approximately 14.1 million options under the DB Global Partnership Plan, which have an exercise price of € 47.53 per share, became exercisable in early 2005. As of December 31, 2005, approximately 9.7 million of these Global Partnership Plan options and PARs had been exercised.

In addition, a further 11.4 million options became exercisable in February 2006 as the price of the Group's common shares exceeded the exercise price of € 89.96.

In February 2006, approximately 80,000 DB Equity Units as initial awards and 20,000 units as exceptional awards were granted at a weighted-average grant date fair value per DB Equity Unit of € 74.99.

There were no Performance Options or PARs awarded in relation to the 2005 and 2004 performance year.

The following table details the distribution of options outstanding for the DB Global Partnership Plan and for the DB Global Share Plan (2003 & 2002) (reported under plans no longer used for granting new awards) as of year ended 2005.

Range of exercise prices	Options outstanding			Options exercisable	
	Options outstanding (in thousands)	Weighted-average exercise price[1]	Weighted-average remaining contractual life (in years)	Options exercisable (in thousands)	Weighted-average exercise price[1]
€ 40.00 – 59.99	5,364	€ 48.69	2.9	5,364	€ 48.69
€ 60.00 – 79.99	1,670	€ 75.33	3.0	1,555	€ 75.24
€ 80.00 – 99.99	11,581	€ 89.93	2.1	–	N/A

N/A – Not applicable
[1] The weighted-average exercise price does not include the effect of the PARs for the DB Global Partnership Plan.

The following is a summary of the activity in the Group's compensation plans involving share awards (DB Share Scheme, DB Key Employee Equity Plan, Restricted Equity Units Plan and DB Global Share Plan (Since 2004)) for the years ended December 31, 2005, 2004 and 2003 broken into three categories. Expense for bonus awards was recognized in the applicable performance year (until 2004 performance year). Expense for retention awards and DB Global Share Plan (Since 2004) is recognized over the vesting period.

in thousands of shares	Bonus awards[1]	Retention awards[2]	Global Share Plan (Since 2004)[3]	Total
Balance at December 31, 2002	**6,089**	**19,599**	**–**	**25,688**
Granted	1,036	26,823	–	27,859
Issued	(4,439)	(3,210)	–	(7,649)
Forfeited	(228)	(1,749)	–	(1,977)
Balance at December 31, 2003	**2,458**	**41,463**	**–**	**43,921**
Granted	2,169	21,848	594	24,611
Issued	(2,832)	(4,938)	–	(7,770)
Forfeited	(231)	(3,091)	–	(3,322)
Balance at December 31, 2004	**1,564**	**55,282**	**594**	**57,440**
Granted	1,559	15,983	534	18,076
Issued	(1,345)	(4,614)	(551)	(6,510)
Forfeited	(126)	(3,351)	(43)	(3,520)
Balance at December 31, 2005	**1,652**	**63,300**	**534**	**65,486**

[1] The weighted-average grant-date fair values per share of deferred share awards granted during 2005, 2004 and 2003 were € 61.44, € 61.11 and € 39.61, respectively.
[2] The weighted-average grant-date fair values per share of deferred share awards granted during 2005, 2004 and 2003 were € 59.68, € 57.71 and € 34.62, respectively. For the outstanding balance at year-end 2005, the weighted-average grant-date fair value per share was € 51.74 and approximately € 1.98 billion were expensed by year-end 2005.
[3] The weighted-average grant-date fair value per share of deferred share awards granted during 2005 was € 75.93. For the outstanding balance at year-end 2005, the weighted-average grant-date fair value per share was € 75.93 and approximately € 7.8 million were expensed by year-end 2005.

In addition to the amounts shown in the table above, the Group granted the following equity awards in February 2006:

(a) Approximately 0.8 million shares under the DB Share Scheme with a fair value of € 77.28 per share were awarded.

(b) Approximately 10.0 million shares under the Restricted Equity Units Plan with an average fair value of € 72.79 were awarded as retention awards.

The following is a summary of the Group's share-based compensation plans (for which there will be no future awards) for the years ended December 31, 2005, 2004 and 2003.

	Global Equity Plan	Stock Appreciation Rights Plans	db Share Plan		DB Global Share Plan (2003 & 2002)		
in thousands of equivalent shares	Convertible bonds[1]	SARs[2]	Shares	Options	Shares	Performance Options[3]	Weighted-average exercise price
Balance at December 31, 2002	**272**	**16,346**	**N/A**	**1,853**	**N/A**	**2,235**	**€ 57.90**
Granted	–	–	–	–	–	1,691	€ 75.24
Issued	–	–	–	–	396	–	–
Convertible bonds redeemed	(269)	–	–	–	–	–	–
Forfeited	(3)	(175)	–	(14)	–	(81)	€ 57.00
Expired	–	–	–	(1,839)	–	–	–
Balance at December 31, 2003	–	**16,171**	**N/A**	–	**N/A**	**3,845**	**€ 65.54**
Granted	–	–	–	–	–	–	–
Issued	–	–	–	–	–	–	–
Exercised	–	(387)	–	–	–	–	–
Forfeited	–	–	–	–	–	(260)	€ 64.02
Expired	–	(451)	–	–	–	–	–
Balance at December 31, 2004	–	**15,333**	**N/A**	–	**N/A**	**3,585**	**€ 65.64**
Granted	–	–	–	–	–	–	–
Issued	–	–	–	–	–	–	–
Exercised	–	(7,911)	–	–	–	(1,002)	€ 55.39
Forfeited	–	(7)	–	–	–	(73)	€ 64.13
Expired	–	(308)	–	–	–	–	–
Balance at December 31, 2005	–	**7,107**	**N/A**	–	**N/A**	**2,510**	**€ 69.77**
Weighted-average remaining contractual life at:							
December 31, 2005							3 years 6 months
December 31, 2004							4 years 4 months

N/A – Not applicable. Participant was fully vested for shares purchased under the db Share Plan.
[1] Convertible bonds were included in long-term debt on the Consolidated Balance Sheet.
[2] SARs were granted at various strike prices. In October 2001, 16,223,276 SARs with a strike price of € 98 vesting in 2004 and expiring in 2007 were replaced by 10,328,417 rights at a strike price of € 67. The weighted-average strike price of the outstanding SARs at December 31, 2005 is € 69.79 with an average remaining life of 1 year.
[3] The weighted-average grant-date fair value per option granted during 2003 was € 9.71.

Fair Value of Share Options Assumptions

No options were granted in 2005 and 2004.

The fair value of share options granted in 2003 was estimated at the grant date using a Black-Scholes option pricing model. The information for 2003 is used in accounting for share options under the fair-value-based method which the Group adopted prospectively effective January 1, 2003.

The weighted-average fair value per option and the significant assumptions used to estimate the fair values of options were.

	Dec 31, 2005[1]	Dec 31, 2004[1]	Dec 31, 2003
Weighted-average fair value per option	N/A	N/A	€ 9.92
Risk free interest rate	N/A	N/A	3.52%
Expected lives (in years)	N/A	N/A	4.0
Dividend yield	N/A	N/A	1.97%
Volatility	N/A	N/A	26.65%

N/A – Not applicable
[1] No options were granted in 2005 and 2004.

[21] Asset Restrictions and Dividends

The European Central Bank sets minimum reserve requirements for institutions that engage in the customer deposit and lending business. These minimum reserves must equal a certain percentage of the institutions' liabilities resulting from certain deposits, and the issuance of bonds. Liabilities to European Monetary Union national central banks and to other European Monetary Union banking institutions that are themselves subject to the minimum reserve requirements are not included in this calculation. Since January 1, 1999, the European Central Bank has set the minimum reserve rate at 2%. For deposits with a term to maturity or a notice period of more than two years, bonds with a term to maturity of more than two years and repurchase transactions, the minimum reserve rate has been set at 0%. Each institution is required to deposit its minimum reserve with the national central bank of its home country.

Cash and due from banks includes reserve balances that the Group is required to maintain with certain central banks. These required reserves were € 442 million and € 424 million at December 31, 2005 and 2004, respectively.

Under German law, dividends are based on the results of Deutsche Bank AG as prepared in accordance with German accounting rules. The Management Board, which prepares the annual financial statements of Deutsche Bank AG on an unconsolidated basis, and the Supervisory Board, which reviews them, first allocate part of Deutsche Bank's annual surplus (if any) to the statutory reserves and to any losses carried forward, as it is legally required to do. For own shares (i.e., treasury shares) a reserve in the amount of their value recorded on the asset side must be set up from the annual surplus or from other revenue reserves. Then they allocate the remainder between other revenue reserves (or retained earnings) and balance sheet profit (or distributable profit). They may allocate up to one-half of this remainder to other revenue reserves, and must allocate at least one-half to balance sheet profit. The Group then distributes the amount of the balance sheet profit of Deutsche Bank AG if the Annual General Meeting resolves so.

Certain other subsidiaries are subject to various regulatory and other restrictions that may limit cash dividends and certain advances to Deutsche Bank.

[22] Regulatory Capital

The regulatory capital adequacy guidelines applicable to the Group are set forth by the Basel Committee on Banking Supervision, the secretariat of which is provided by the Bank for International Settlements ("BIS") and by European Council directives, as implemented into German law. The German Federal Financial Supervisory Authority *(Bundesanstalt für Finanzdienstleistungsaufsicht, referred to as BaFin)* in cooperation with the Deutsche Bundesbank supervises our compliance with such guidelines. Effective December 31, 2001 the BaFin permitted the Group to calculate its BIS capital adequacy ratios on the basis of the consolidated financial statements prepared in accordance with U.S. GAAP.

The BIS capital ratio is the principal measure of capital adequacy for internationally active banks. This ratio compares a bank's regulatory capital with its counterparty risks and market price risks (which the Group refers to collectively as the "risk position"). Counterparty risk is measured for asset and off-balance sheet exposures according to broad categories of relative credit risk. The Group's market risk component is a multiple of its value-at-risk figure, which is calculated for regulatory purposes based on the Group's internal models. These models were approved by the BaFin for use in determining the Group's market risk equivalent component of its risk position. A bank's regulatory capital is divided into three tiers (core or Tier I capital, supplementary or Tier II capital, and Tier III capital). Core or Tier I capital consists primarily of share capital (except for cumulative preference shares), additional paid-in capital, retained earnings and hybrid capital components, such as noncumulative trust preferred securities and equity contributed on silent partnership interests *(stille Beteiligungen)*, less intangible assets (principally goodwill) and the impact from the tax law changes (as described below). Supplementary or Tier II capital consists primarily of cumulative preference shares, profit participation rights *(Genussrechte)*, cumulative trust preferred securities, long-term subordinated debt, unrealized gains on listed securities and other inherent loss allowance. Tier III capital consists mainly of certain short-term subordinated liabilities and it may only cover market price risk. Banks may also use Tier I and Tier II capital that is in excess of the minimum required to cover counterparty risk (excess Tier I and Tier II capital) in order to cover market price risk. The minimum BIS total capital ratio (Tier I + Tier II + Tier III) is 8% of the risk position. The minimum BIS core capital ratio (Tier I) is 4% of the risk-weighted positions and 2.29% of the market risk equivalent. The minimum core capital ratio for the total risk position therefore depends on the weighted-average of risk-weighted positions and market risk equivalent. Under BIS guidelines, the amount of subordinated debt that may be included as Tier II capital is limited to 50% of Tier I capital. Total Tier II capital is limited to 100% of Tier I capital. Tier III capital is limited to 250% of the Tier I capital not required to cover counterparty risk.

The effect of the 1999/ 2000 German Tax Reform Legislation on securities available for sale is treated differently for the regulatory capital calculation and financial accounting. For financial accounting purposes, deferred tax provisions for unrealized gains on securities available for sale are recorded directly to other comprehensive income whereas the adjustment to the related deferred tax liabilities for a change in expected effective income tax rates is recorded as an adjustment of income tax expense in current period earnings. The positive impact from the above on retained earnings of the Group from the two important German tax law changes in 1999 and 2000 amounts to approximately € 2.2 billion and € 2.7 billion as of December 31, 2005 and 2004, respectively. For the purpose of calculating the regulatory capital, unrealized gains on securities available for sale (including the aforementioned positive impacts from the tax law changes on retained earnings) are excluded from Tier I capital.

The following table presents the Group's capital adequacy.

in € m. (except percentages)	**Dec 31, 2005**	Dec 31, 2004
Risk-weighted positions	240,696	206,718
Market risk equivalent[1]	10,506	10,069
Risk position	**251,202**	**216,787**
Core capital (Tier I)	21,898	18,727
Supplementary capital (Tier II)	11,988	9,885
Available Tier III capital	–	–
Total regulatory capital	**33,886**	**28,612**
Core capital ratio (Tier I)	8.7%	8.6%
Capital ratio (Tier I + II + III)	13.5%	13.2%

[1] A multiple of the Group's value-at-risk, calculated with a probability level of 99% and a ten-day holding period.

In 2005, the Group's risk position increased by € 34.4 billion to € 251.2 billion on December 31, 2005.

BIS rules and the German Banking Act require the Group to cover its market price risk as of December 31, 2005, with € 840 million of regulatory capital (Tier I + II + III). The Group met this requirement entirely with Tier I and Tier II capital.

The Group's U.S. GAAP-based total regulatory capital was € 33.9 billion on December 31, 2005, and core capital (Tier I) was € 21.9 billion, compared to € 28.6 billion and € 18.7 billion on December 31, 2004. The Group's supplementary capital (Tier II) of € 12.0 billion on December 31, 2005, amounted to 55% of core capital.

The Group's capital ratio was 13.5% on December 31, 2005, significantly higher than the 8% minimum required by the BIS guidelines. The core capital ratio was 8.7% in relation to the total risk position (including market risk equivalent).

Failure to meet minimum capital requirements can initiate certain mandates, and possibly additional discretionary actions by the BaFin and other regulators that, if undertaken, could have a direct material effect on the consolidated financial statements of the Group.

The components of core and supplementary capital for the Group of companies consolidated for regulatory purposes are as follows at December 31, 2005, according to BIS.

Core capital (in € m.)	**Dec 31, 2005**
Common shares	1,420
Additional paid-in capital	11,672
Retained earnings, common shares in treasury, equity classified as obligation to purchase common shares, share awards, foreign currency translation	16,508
Minority interests	622
Noncumulative trust preferred securities	3,587
Other (equity contributed on silent partnership interests)	–
Items deducted (principally goodwill and tax effect of available for sale securities)	(11,911)
Total core capital	**21,898**

Supplementary capital (in € m.)	**Dec 31, 2005**
Unrealized gains on listed securities (45% eligible)	1,182
Other inherent loss allowance	435
Cumulative preferred securities	1,178
Subordinated liabilities, if eligible according to BIS	9,193
Total supplementary capital	**11,988**

The group of companies consolidated for regulatory purposes includes all subsidiaries in the meaning of the German Banking Act that are classified as credit institutions, financial services institutions and financial enterprises or bank services enterprises. It does not include insurance companies or companies outside the finance sector.

[23] Interest Revenues and Interest Expense

The following are the components of interest revenues and interest expense.

in € m.	2005	2004	2003
Interest revenues:			
Interest-earning deposits with banks	987	797	902
Central bank funds sold and securities purchased under resale agreements	9,884	4,647	4,857
Securities borrowed	4,442	1,668	1,429
Interest income on securities available for sale and other investments	602	509	588
Dividend income on securities available for sale and other investments	264	300	386
Loans	6,909	6,896	7,649
Trading assets	17,048	12,596	11,286
Other	1,572	610	486
Total interest revenues	**41,708**	**28,023**	**27,583**
Interest expense:			
Interest-bearing deposits			
Domestic	1,994	1,953	1,918
Foreign	8,268	5,174	4,662
Trading liabilities	8,179	6,866	5,667
Central bank funds purchased and securities sold under repurchase agreements	11,785	4,627	4,595
Securities loaned	929	556	430
Other short-term borrowings	1,023	467	598
Long-term debt	3,529	3,198	3,766
Trust preferred securities	–	–	100
Total interest expense	**35,707**	**22,841**	**21,736**
Net interest revenues	**6,001**	**5,182**	**5,847**

[24] Pension and Other Employee Benefit Plans

The Group provides retirement arrangements covering the majority of its subsidiaries and employees. The majority of beneficiaries of the retirement arrangements are located in Germany. The value of a participant's accrued pension benefit is based primarily on each employee's remuneration and length of service.

Our plans are generally funded.

The following amounts were contributed to the defined benefit pension plans.

	Contributions to pension plans	
in € m.	**2005**	2004
Germany/Luxembourg	200	159
United Kingdom	202	126
United States	97	1
Others	22	24
Total	**521**	**310**

Thereof, the Group made extraordinary contributions as initial or discretionary funding.

in € m.	Initial/discretionary contributions to pension plans	
	2005	2004
Germany/Luxembourg	200	101
United Kingdom	98	8
United States	97	1
Others	5	15
Total	**400**	**125**

The Group also sponsors a number of defined contribution plans covering employees of certain subsidiaries. The assets of all the Group's defined contribution plans are held in independently administered funds. Contributions are generally determined as a percentage of salary.

In addition, the Group's affiliates maintain unfunded contributory defined benefit postretirement health care plans to a number of retired employees who are located in the United States and the United Kingdom. These plans pay stated percentages of eligible medical and dental expenses of retirees after a stated deductible has been met. The Group funds these plans on a cash basis as benefits are due.

In 2005, the Group has adopted a December 31 measurement date for all plans, whereas for 2004 the plans in the UK and U.S. used an early measurement date of September 30. The change in measurement date did not have a material impact on the 2005 consolidated results.

All plans are valued using the projected unit credit method. The recognition of actuarial gains and losses is applied by using the 10% "corridor" approach.

The following table provides a reconciliation of the changes in the Group's plans' benefit obligation and fair value of assets over the two-year period ended December 31, 2005 and a statement of the funded status as of December 31 for each year.

	Pension benefits		Postretirement benefits	
in € m.	**2005**	2004	**2005**	2004
Change in benefit obligation:				
Benefit obligation at beginning of year	7,592	6,920	138	148
Service cost	265	244	6	7
Interest cost	391	384	9	9
Plan amendments	(54)	–	–	–
Acquisitions/divestitures	–	(103)	–	–
Actuarial loss (gain)	1,148	499	28	(1)
Benefits paid	(355)	(320)	(11)	(12)
Curtailment/settlement/other[1]	60	50	–	–
Foreign currency exchange rate changes	174	(82)	21	(13)
Benefit obligation at end of year	**9,221**	**7,592**	**191**	**138**
Change in plan assets:				
Fair value of plan assets at beginning of year	7,643	6,801	–	–
Actual return on plan assets	1,319	768	–	–
Employer contributions	521	310	11	12
Benefits paid	(334)	(119)	(11)	(12)
Curtailment/settlement/other[1]	2	(35)	–	–
Foreign currency exchange rate changes	172	(82)	–	–
Fair value of plan assets at end of year	**9,323**	**7,643**	**–**	**–**
Funded status:	**102**	**51**	**(191)**	**(138)**
Unrecognized net actuarial loss (gain)	1,058	870	40	10
Unrecognized prior service cost (benefit)	(60)	(8)	6	7
Net amount recognized at end of year	**1,100**	**913**	**(145)**	**(121)**

[1] Includes beginning balance of first time application of smaller schemes.

The following amounts were recognized in the Consolidated Balance Sheet.

	Pension benefits		Postretirement benefits	
in € m.	**2005**	2004	**2005**	2004
Prepaid pension costs	1,365	1,094	–	–
Accrued benefit costs	(265)	(181)	(145)	(121)
Net amount recognized at end of year	**1,100**	913	**(145)**	**(121)**
Additional minimum liability	13	1	–	–
Intangible asset	–	–	–	–
Accumulated other comprehensive income	(13)	(1)	–	–

The accumulated benefit obligation for all defined benefit pension plans was € 8.6 billion and € 7.1 billion at December 31, 2005 and 2004, respectively.

The following table shows the information for funded defined benefit pension plans with an accumulated benefit obligation in excess of the fair value of plan assets.

in € m.	**Dec 31, 2005**	Dec 31, 2004
Projected benefit obligation	122	70
Accumulated benefit obligation	106	57
Fair value of plan assets	68	30

The information for funded defined benefit pension plans with a projected benefit obligation in excess of the fair value of plan assets is shown in the following table.

in € m.	**Dec 31, 2005**	Dec 31, 2004
Projected benefit obligation	339	239
Accumulated benefit obligation	292	203
Fair value of plan assets	267	185

The accumulated postretirement benefit obligation exceeds plan assets for all of the company's postretirement benefit plans as they are unfunded.

The Group's pension plan weighted-average asset allocations at December 31, 2005 and 2004, by asset category are as follows.

	Target allocation	Percentage of plan assets	
	Dec 31, 2006	**Dec 31, 2005**	Dec 31, 2004
Asset category:			
Equity securities	15%	17%	17%
Debt securities	75%	71%	73%
Real Estate and other	10%	12%	10%
Total	**100%**	**100%**	**100%**

The Group's pension plan investment strategy is to match the maturity profiles of the assets and liabilities in order to reduce the future volatility of pension expense and funding status of the plans. This has involved the rebalancing of the investment portfolios to reduce the exposure to equity securities as well as increase the amount and duration of the fixed income portfolio. During 2005 the shares of the main asset classes remained broadly unchanged. During 2004, a reduction of the average equity share of the portfolios to 17% was achieved. The asset allocation of each of the Group's funded pension plans is reviewed regularly.

Plan Assets include derivatives totaling to € 315 million. In addition there are € 3 million of securities issued by the Group included in the plan assets.

The Group expects to contribute approximately € 300 million to its defined benefit pension plans in 2006, representing expected service costs in 2006.

The table below reflects the total benefits expected to be paid from both the plan assets and from the Company's assets, including both the Company's share of the benefit cost and the participants' share of the cost, which is funded by participant contributions to the plan.

Expected benefits to be paid from the plan assets and direct payments from the company to participants total.

in € m.	Pension benefits	Postretirement benefits[1]
2006	315	10
2007	328	11
2008	341	12
2009	358	12
2010	374	13
2011 – 2015	2,207	62

[1] Net of expected reimbursements from Medicare for prescription drug benefits of approximately € 2 million each year.

Benefits expense recognized in the consolidated statement of income for the years ended December 31, 2005, 2004 and 2003, included the following components.

	Pension benefits			Postretirement benefits		
in € m.	**2005**	2004	2003	**2005**	2004	2003
Service cost	265	244	279	6	7	8
Interest cost	391	384	375	9	9	9
Expected return on plan assets	(391)	(388)	(409)	–	–	–
Actuarial loss (gain) recognized	40	61	66	1	–	–
Settlement/curtailment	(4)	5	(7)	–	–	–
Amortization of unrecognized transition obligation (asset)	–	17	(9)	–	–	–
Total defined benefit plans	**301**	**323**	**295**	**16**	**16**	**17**
Defined contribution plans	138	151	167	–	–	–
Net periodic benefit expense	**439**	**474**	**462**	**16**	**16**	**17**

SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination of Benefits" events occurred in the United States, United Kingdom, Germany and Japan during 2005 resulting in a net credit of € 4 million.

The following actuarial assumptions were calculated on a weighted-average basis and reflect the local economic conditions for each country's respective defined benefit and postretirement benefit plans.

	Pension benefits			Postretirement benefits		
	2005	2004	2003	**2005**	2004	2003
Discount rate in determining expense	5.0%	5.5%	5.4%	5.7%	5.9%	6.0%
Discount rate in determining benefit obligations at year-end	4.3%	5.0%	5.5%	5.4%	5.7%	5.9%
Rate of increase in future compensation levels for determining expense	3.3%	3.3%	3.5%	N/A	N/A	N/A
Rate of increase in future compensation levels for determining benefit obligations at year-end	3.3%	3.3%	3.3%	N/A	N/A	N/A
Expected long-term rate of return on assets	5.0%	5.6%	5.6%	N/A	N/A	N/A

N/A – Not applicable

The expected return on the Group's defined benefit pension plans' assets is calculated by applying a risk premium which reflects the inherent risks associated with each relevant asset category over a risk-free return. Using this so-called "building block" approach globally ensures that the Group has a consistent framework in place. In addition, it allows sufficient flexibility to allow for changes that need to be built in to reflect local specific conditions. The determination of the expected return on plan assets for 2006 was based on the actual asset allocation as of the measurement date. The ten-year government fixed interest bond yield for the country in which each plan is located was used as the basis for the risk-free return taking into account the duration of the bonds held compared to the ten-year benchmark. The additional return for debt securities was calculated by reference to the mix of debt securities in each plan. For cash, the Group estimated the expected return to be equivalent to the market yield on three-month treasury instruments for the applicable country.

The discount rate was set based on yields to maturity on AA-rated corporate bond indices of the same currency and similar duration to the liability, and representing sufficient depth of market to be a reliable indicator. Benchmark government bonds were used for countries where sufficient depth of AA corporate bond markets is not available. In cases of significant difference between the published bond duration and the calculated duration of the obligation, an adjustment was made equal to this difference multiplied by the slope of the yield curve. No such adjustment was required in the Eurozone, the UK or in the U.S. The resulting discount rate was rounded to the nearest multiple of 10 basis points.

In determining postretirement benefits expense, an annual weighted-average rate of increase of 10.8% in the per capita cost of covered health care benefits was assumed for 2006. The rate is assumed to decrease gradually to 5.0% by 2011 and remain at that level thereafter.

Assumed health care cost trend rates have an effect on the amounts reported for the retiree health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects on the Group's retiree health care plans.

	One-percentage point increase		One-percentage point decrease	
in € m.	**2005**	2004	**2005**	2004
Effect on total of service and interest cost components	2	2	(2)	(2)
Effect on accumulated postretirement benefit obligation	29	22	(25)	(19)

In May 2004, the FASB issued Staff Position 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FSP 106-2"), which superseded FSP 106-1 issued in January 2004. The Act, signed into law in the U.S. on December 8, 2003, introduces a prescription drug benefit as well as a subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to benefits provided under the Act. FSP 106-2, which is effective for the reporting period beginning after June 15, 2004, provides authoritative guidance on the accounting for the effects of the Act and disclosure guidance related to the federal subsidy provided by the Act.

In 2004, the Group determined that the effects of the Act were not a significant event requiring an interim remeasurement under SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Consequently, as permitted by FSP 106-2, net periodic postretirement benefit cost for 2004 does not reflect the effects of the Act. The effect of the Act on the accumulated postretirement benefit obligation ("APBO") for the postretirement benefit plan was measured at the year-end measurement date (September 30, 2004). This resulted in a reduction of the APBO of approximately € 36 million.

In 2005, the measurement of the effect of the Act on the APBO and net periodic postretirement benefit cost (NPPBC) resulted in an additional reduction of € 2 million in respect to the APBO and in a reduction of the NPPBC of € 5 million, respectively.

[25] Income Taxes

The components of income taxes (benefits) follow.

in € m.	**2005**	2004	2003
Domestic	425	(201)	305
Foreign	1,194	920	968
Current taxes	**1,619**	**719**	**1,273**
Domestic	502	572	37
Foreign	462	266	232
Deferred taxes	**964**	**838**	**269**
Total	**2,583**	**1,557**	**1,542**

The following is an analysis of the difference between the amount that would result from applying the German statutory income tax rate to income before tax and the Group's actual income tax expense.

in € m.	**2005**	2004	2003
Expected tax expense at German statutory income tax rate of 39.2% (39.2% for 2004 and 40.5% for 2003)	**2,396**	**1,579**	**1,116**
Reversal of 1999/2000 credits for tax rate changes	544	120	215
Effect of changes of German tax law	–	–	154
Domestic tax rate differential on dividend distribution	–	14	1
Tax-exempt gains on securities and other income	(627)	(330)	(637)
Foreign tax-rate differential	(288)	(126)	(298)
Change in valuation allowance	(9)	(7)	99
Nondeductible expenses	566	312	647
Goodwill impairment	–	–	46
Tax credit related to domestic dividend received	–	–	(1)
Tax rate differential on (income) loss on equity method investments	(99)	(80)	171
Other	100	75	29
Actual income tax expense	**2,583**	**1,557**	**1,542**

The domestic tax rate including corporate tax, solidarity surcharge, and trade tax used for calculating deferred tax assets and liabilities as of December 31, 2005, 2004 and 2003 was 39.2%. For the year 2003 only, the corporate income tax rate was temporarily increased by 1.5% to 26.5% which increased the statutory income tax rate to 40.5%. The applicable statutory income tax rate for temporary differences that reversed after 2003 reverted to 39.2%.

For the years ended December 31, 2005, 2004 and 2003, due to actual sales of equity securities on which there was accumulated deferred tax provision in other comprehensive income, it was necessary to reverse those provisions as income tax expense. This treatment led to income tax expense of € 544 million, € 120 million and € 215 million, respectively. This adjustment does not result in actual tax payments and has no net effect on shareholders' equity.

The remaining accumulated deferred tax amounts recorded within other comprehensive income will be reversed as income tax expense in the periods that the related securities are sold. At December 31, 2005 and 2004, the amount of these deferred taxes accumulated within other comprehensive income that will reverse in a future period as tax expense when the securities are sold is approximately € 2.1 billion and € 2.7 billion, respectively.

The enactment of the German Act for the reduction of Tax Allowances and Exemptions (StVergAbG) in May 2003 provided a minimum taxation for trade tax purposes which resulted in a catch-up tax expense of € 107 million. In December 2003, the German Federal Government modified the taxation of capital gains and dividends with the 2004 Tax Reform Act by treating 5% of any tax-exempt dividend and tax-exempt capital gains as non-tax deductible for corporation tax purposes. The new rules applicable from 2004 resulted in an additional deferred tax expense of € 47 million in 2003.

The tax effects of each type of temporary difference and carry-forward that give rise to significant portions of deferred income tax assets and liabilities are the following.

in € m.	Dec 31, 2005	Dec 31, 2004[1]
Deferred income tax assets:		
Trading activities	9,512	16,497
Net operating loss carry-forwards and tax credits	1,608	1,940
Property and equipment, net	207	402
Other assets	1,136	463
Allowance for loan losses	66	106
Other provisions	459	698
Total deferred income tax assets	**12,988**	**20,106**
Valuation allowance	(955)	(888)
Deferred tax assets after valuation allowance	**12,033**	**19,218**
Deferred income tax liabilities:		
Trading activities	10,132	17,198
Property and equipment, net	125	412
Securities valuation	105	140
Other liabilities	68	–
Total deferred income tax liabilities	**10,430**	**17,750**
Net deferred income tax assets	**1,603**	**1,468**

[1] Prior year amounts have been restated to conform to current year presentation.

Included in other assets and other liabilities at December 31, 2005 and 2004 are deferred tax assets of € 4.2 billion and € 3.7 billion and deferred tax liabilities of € 2.6 billion and € 2.2 billion, respectively.

Certain foreign branches and companies in the Group have deferred tax assets related to net operating loss carry-forwards and tax credits available to reduce future tax expense. The net operating loss carry-forwards at December 31, 2005 were € 4.1 billion of which € 2.4 billion have no expiration date and € 1.7 billion expire at various dates extending to 2025. Tax credits were € 203 million of which € 0.3 million will expire in 2006 and € 202 million have other expiration dates. The Group has established a valuation allowance where it is more likely than not that the deferred tax assets relating to these losses and credits will not be realized.

The Group is under continuous examinations by the tax authorities in various countries. In 2005 a tax audit in the UK covering fiscal years until 2002 was settled without material impact on the Group's income tax expenses. Tax reserves have been established, which we believe to be adequate in relation to the potential for additional assessments.

The Group did not provide income taxes or foreign withholding taxes on € 8.7 billion of cumulative earnings of foreign subsidiaries as of December 31, 2005 because these earnings are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed earnings. The American Jobs Creation Act of 2004 was signed into law by the President of the United States on October 22, 2004 and provides, in part a reduced rate of U.S. tax on certain dividends received from foreign subsidiaries of U.S. taxpayers. The

Group does not intend to repatriate any earnings from foreign subsidiaries in accordance with the provisions of the Act and thus the Act will not have an impact on our consolidated financial statements.

[26] Earnings Per Common Share

Basic earnings per common share amounts are computed by dividing net income by the average number of common shares outstanding during the year. The average number of common shares outstanding is defined as the average number of common shares issued, reduced by the average number of shares in treasury and by the average number of shares that will be acquired under physically settled forward purchase contracts and increased by undistributed vested shares awarded under deferred share plans.

Diluted earnings per share assumes the conversion into common shares of outstanding securities or other contracts to issue common stock, such as share options, convertible debt, unvested deferred share awards and certain forward contracts.

The following table sets forth the computation of basic and diluted earnings per share.

in € m.	**2005**	2004	2003
Income before cumulative effect of accounting changes, net of tax	3,529	2,472	1,214
Cumulative effect of accounting changes, net of tax	–	–	151
Numerator for basic earnings per share – net income	**3,529**	**2,472**	**1,365**
Effect of dilutive securities:			
Forwards	–	(65)	–
Convertible debt	6	4	–
Numerator for diluted earnings per share – net income applicable to common shareholders after assumed conversions	3,535	2,411	1,365
Number of shares in m.			
Denominator for basic earnings per share – weighted-average shares outstanding	462.9	492.6	559.3
Effect of dilutive securities:			
Forwards	12.9	9.3	10.4
Employee stock compensation options	2.9	4.9	0.7
Convertible debt	2.1	1.9	–
Deferred shares	27.8	23.0	19.1
Other (including trading options)	–	–	0.2
Dilutive potential common shares	45.7	39.1	30.4
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	**508.6**	**531.7**	**589.7**

The diluted EPS computations do not include the anti-dilutive effect of the following potential common shares.

Number of shares in m.	**2005**	2004	2003
Forward purchase contracts	71.7	10.0	–
Forward sale contracts	–	–	3.1
Put options sold	–	1.5	–
Call options sold	–	–	1.3
Stock compensation awards	11.6	13.6	15.5
Convertible debt	–	0.2	–

in €	**2005**	2004	2003
Basic earnings per share:			
Income before cumulative effect of accounting changes, net of tax	7.62	5.02	2.17
Cumulative effect of accounting changes, net of tax	–	–	0.27
Net income	**7.62**	**5.02**	**2.44**
Diluted earnings per share:			
Income before cumulative effect of accounting changes, net of tax	6.95	4.53	2.06
Cumulative effect of accounting changes, net of tax	–	–	0.25
Net income	**6.95**	**4.53**	**2.31**

[27] Business Segments and Related Information

The Group's segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments.

Organizational Structure

In order to best serve the Group's clients and manage its investments, Deutsche Bank is organized into three Group Divisions, which are further sub-divided into corporate divisions. In the first quarter 2005, the Group implemented structural changes associated with the Business Realignment Program. Most of the revisions related to organizational changes below the corporate division level. Since January 1, 2005, the business support areas formerly reported as part of CIB, PCAM and CI were centralized into one infrastructure group (which also covers the Corporate Center functions). As a group-internal service provider, the infrastructure group acts on a non-profit basis and allocates its total noninterest expenses to the recipients of the services (i.e. the corporate divisions) as part of their noncompensation expenses. The Group also created a regional management function that covers regional responsibilities worldwide. As of December 31, 2005, the Group Divisions were:

The Corporate and Investment Bank (CIB), which combines the Group's corporate banking and securities activities (including sales and trading and corporate finance activities), with the Group's transaction banking activities. CIB serves corporate and institutional clients, ranging from medium-sized enterprises to multinational corporations, banks and sovereign organizations.

Private Clients and Asset Management (PCAM), which combines the Group's asset management, private wealth management and private and business client activities. Within PCAM, we manage these activities in two global corporate divisions: Asset and Wealth Management (AWM) and Private & Business Clients (PBC).

- AWM is comprised of the two business divisions Asset Management (AM), which focuses on managing assets on behalf of institutional clients and providing mutual funds and other retail investment vehicles, and Private Wealth Management (PWM), which focuses on the specific needs of demanding high net worth clients, their families and selected institutions.

- PBC serves retail and affluent clients as well as small corporate customers with the full range of retail banking products.

Corporate Investments (CI), which manages the majority of the bank's alternative assets portfolio and certain other debt and equity positions.

Prior periods have been restated to conform to the current year's presentation.

Impact of Acquisitions and Divestitures During 2005 and 2004

The effects of significant acquisitions and divestitures on segmental results are described below:

- In December 2005, the Group completed the sale of a substantial part of its UK- and Philadelphia-based Asset Management business, which had been managed under the Private Clients and Asset Management Group Division, to Aberdeen Asset Management PLC. Excluded from the sale was the Philadelphia-based High Yield business, which remains an integral part of Asset and Wealth Management's global platform.
- In November 2005, the Group and Commerzbank AG entered into a sale and purchase agreement for the Group's 37.72% stake in EUROHYPO AG, which was included in Corporate Investments. In December 2005, the first part of this transaction was completed, reducing the Group's stake to 27.99%.
- In September 2005, the Group sold its Private Banking business in the Netherlands to Theodoor Gilissen Bankiers N.V., which had been included in the corporate division Private & Business Clients.
- In May 2005, the Group increased its ownership of the Turkish mid-size brokerage firm Bender Menkul Degerler Anonim Sirketi ("Bender Securities") from 40% to 100%. This business was included in the corporate division Corporate Banking & Securities.
- In January 2005, the Group acquired asset manager Wilhelm von Finck AG as it continues to expand its Private Wealth Management franchises in Germany. Wilhelm von Finck AG continues to operate under its own name and offers specific investment solutions for large scale private and family wealth portfolios.
- In December 2004, the Group completed the integration of Dresdner Bank's former institutional custody business in Germany. This business was included in the corporate division Global Transaction Banking.
- In November 2004, the Group signed an agreement with Legg Mason for the sale of a selected portion of PWMs private client unit of Scudder, Scudder Private Investment Counsel (PIC). Under this agreement, Legg Mason will assume all investment advisory agreements and retain the staff from New York, Philadelphia, Chicago and Cincinnati Scudder PIC offices. This transaction closed December 31, 2004.
- In November 2004, the Group completed the acquisition of the remaining minority interests in DWS Holding & Service GmbH.
- In October 2004, the Group completed the acquisition of substantially all of the origination and servicing assets of Berkshire Mortgage Finance L.P., a U.S. commercial mortgage bank specializing in financing for multifamily properties. This business was included in the corporate division Corporate Banking & Securities.
- In September 2004, the Group merged three Australian trusts – Deutsche Diversified Trust, Deutsche Office Trust and Deutsche Industrial Trust – into a new trust, DB RREEF Trust. The merger created Australia's fourth largest listed property trust. In connection with this transaction the Group transferred its Australian fiduciary real estate trust management and property management business into a subsidiary, renamed DB RREEF Holdings. The Group subsequently sold a 50% interest in DB RREEF Holdings and recognized a net gain of € 18 million within the Group's Asset and Wealth Management Corporate Division.
- Effective July 2004, the Group sold its wholly-owned subsidiary DB Payment Projektgesellschaft to the Betriebscenter fuer Banken Deutschland GmbH & Co. KG (BCB), a 100% subsidiary of Deutsche Postbank AG. Since then BCB provides payment transaction services to the Group for its German domestic and parts of its foreign payment transactions. Prior to the sale, DB Payment Projektgesellschaft had been managed within the infrastructure groups of the Private Client and

Asset Management Group Division. The loss on sale was partly recognized within the Private & Business Clients Division and partly within Global Transaction Banking.
- In June 2004, the Group's wholly-owned subsidiary european transaction bank ag (etb), which had been managed within the infrastructure groups of the Private Clients and Asset Management Group Division, was deconsolidated in the course of entering into a securities processing partnership with Xchanging Holdings, which assumes operational management of securities, funds and derivatives processing. The etb was transferred to Xchanging etb GmbH (formerly Zweite Xchanging GmbH), an equity method investment under the infrastructure service group.
- In the first quarter of 2004, the Group completed the sale of its interest in the operations of maxblue Americas, which had been included in Corporate Investments, to Banco do Brazil.
- In January, 2004 the Group completed the purchase of a 40% stake in United Financial Group (UFG). Deutsche Bank and Moscow-based UFG cooperate on research, sales and trading of Russian equities and Russian corporate finance business. This business was included in the corporate division Corporate Banking & Securities.

Definitions of Financial Measures Used in the Format of Segment Disclosure

In the segmental results of operations, the following terms with the following meanings are used with respect to each segment:
- Operating cost base: Noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims, minority interest, restructuring activities, goodwill impairment/impairment of intangibles and provisions related to grundbesitz-invest in 2005.
- Underlying pre-tax profit: Income before income taxes less restructuring activities, goodwill impairment/impairment of intangibles, provisions related to grundbesitz-invest in 2005 and specific revenue items as referred to in the table for such segment.
- Underlying cost/income ratio in %: Operating cost base as a percentage of total net revenues excluding the revenue items excluded from the corresponding underlying pre-tax profit figure, net of policyholder benefits and claims. Cost/income ratio in %, which is defined as total noninterest expenses less provision for off-balance sheet positions, as a percentage of total net revenues, is also provided.
- Average active equity: The portion of adjusted average total shareholders' equity that has been allocated to a segment pursuant to the capital allocation framework. The overriding objective of this framework is to allocate adjusted average total shareholders' equity based on the respective goodwill and other intangible assets with indefinite lifetimes as well as the economic capital of each segment. In 2005, the measurement of operational risk has been further refined as part of the bank's Basel II preparation for the Advanced Measurement Approach. This refinement resulted in no material change in the operational risk economic capital for the Group but a higher allocation of operational risk economic capital to CB&S and reductions in other segments. In determining the total amount of average active equity to be allocated, average total shareholders' equity is adjusted to exclude average unrealized net gains on securities available for sale, net of applicable tax effects, and the effect of the expected dividend payments to our shareholders.
- Underlying return on average active equity in %: Underlying pre-tax profit as a percentage of average active equity. Return on average active equity in %, which is defined as income before income taxes as a percentage of average active equity, is also provided. These returns, which are based on average active equity, should not be compared to those of other companies without considering the differences in the calculation of such ratios.

Management uses these measures as part of its internal reporting system because it believes that such measures provide it with a more useful indication of the financial performance of the business segments. The Group discloses such measures to provide investors and analysts with further insight into how management operates the Group's businesses and to enable them to better understand the Group's results. The Group has excluded the following items in deriving the above measures for the following reasons.

- Net gains (losses) from businesses sold/held for sale: Gains or losses are excluded from the calculations of underlying results because they do not represent results of the Group's continuing businesses.
- Net gains (losses) on securities available for sale/industrial holdings (including hedging): Net gains or losses related to several financial holdings investments and to the Group's portfolio of shareholdings in publicly-listed industrial companies, most of which the Group has held for over 20 years and which the Group is reducing over time. Because these investments do not relate to the Group's customer-driven businesses, the Group excludes all revenues (positive and negative) related to these investments from its underlying results, except for dividend income from the investments, which the Group does not exclude as funding costs associated with the investments are also not excluded.
- Significant equity pick-ups/net gains and losses from investments: This item includes significant net gains/ losses from equity method investments and other significant investments. They are excluded in the calculation of underlying results since they reflect results that are not related to the Group's customer-driven businesses.
- Net gains (losses) on the sale of premises: This item includes net gains or losses on the sale of premises used for banking purposes. Net losses in 2003 related to the divestiture of non-core activities pursuant to the Group's transformation strategy.
- Policyholder benefits and claims: For internal steering purposes, policyholder benefits and claims are reclassified from noninterest expenses to noninterest revenues so as to consider them together with insurance revenues, to which they are related. The reclassification does not affect the calculation of underlying pre-tax profits.
- Provision for off-balance sheet positions: Provision for off-balance sheet positions is reclassified from noninterest expenses to provision for credit losses because provision for off-balance sheet positions and provision for loan losses are managed together. This reclassification does not affect the calculation of underlying pre-tax profit.
- Restructuring activities, Goodwill/intangible impairment and provisions related to grundbesitz-invest in 2005 are excluded from the calculation of operating cost base and thus underlying pre-tax profit because these items are not considered part of the day-to-day business operations and therefore not indicative of trends.
- Minority interest: Minority interest represents the net share of minority shareholders in revenues, provision for loan losses, noninterest expenses and income tax expenses. This net component is reported as a noninterest expense item. This item is not considered to be an operating expense, but as a minority shareholder's portion of net income. Accordingly, such item is excluded in the determination of the operating cost base. Minority interest is reflected in the calculation of underlying pre-tax profit as a separate item.
- Adjustments to calculate average active equity: The items excluded from average total shareholders' equity to calculate average active equity result primarily from the portfolio of shareholdings in publicly-listed industrial companies. The Group has held most of its larger participations for over 20 years, and is reducing these holdings over time. Gains and losses on these securities are realized only when the Group sells them. Accordingly, the adjustments the Group makes to average total shareholders' equity to derive the average active equity are to exclude unrealized net gains or losses on securities available for sale, net of applicable tax effects. In addition, the Group adjusts its average total shareholders' equity for the effect of the expected dividend payments to our shareholders.

Framework of the Group's Management Reporting Systems

Business segment results are determined based on the Group's internal management reporting process, which reflects the way management views its businesses, and are not necessarily prepared in accordance with the Group's U.S. GAAP consolidated financial statements. This internal management reporting process may be different than the processes used by other financial institutions and therefore should be considered in making any comparisons with those institutions. Since the Group's business activities are diverse in nature and its operations are integrated, certain estimates and judgments have been made to apportion revenue and expense items among the business segments.

The management reporting systems follow the "matched transfer pricing concept" in which the Group's external net interest revenues are allocated to the business segments based on the assumption that all positions are funded or invested via the money and capital markets. Therefore, to create comparability with competitors who have legally independent units with their own equity funding, the Group allocates among the business segments the notional interest credit on its consolidated capital resulting from a method for allocating funding costs. This credit is allocated in proportion to each business segment's allocated average active equity, and is included in the segment's net interest revenues.

The Group's average active equity is allocated to the business segments and to Consolidation & Adjustments in proportion to their economic risk exposures, which comprise economic capital, goodwill and other unamortized intangible assets. The total amount to be allocated is the higher of the Group's overall economic risk exposure or regulatory capital demand. This demand for regulatory capital is derived by assuming a BIS tier 1 ratio of 8.5%, which represents the mid-point of the Group's tier 1 target range. If the Group's average active equity exceeds the higher of the overall economic risk exposure or the regulatory capital demand, this surplus is assigned to Consolidation & Adjustments.

Revenues from transactions between the business segments are allocated on a mutually agreed basis. Internal service providers (including the Corporate Center), which operate on a nonprofit basis, allocate their noninterest expenses to the recipient of the service. The allocation criteria are generally contractually agreed and are either determined based upon "price per unit" (for areas with countable services) or "fixed price" or "agreed percentages" (for all areas without countable services).

Segmental Results of Operations

The following tables present the results of the business segments for the years ended December 31, 2005, 2004 and 2003.

2005	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Invest-ments	Total Manage-ment Reporting
in € m. (except percentages)	Corporate Banking & Securities	Global Trans-action Banking	Total	Asset and Wealth Manage-ment	Private & Business Clients	Total		
Net revenues[1]	**13,947**	**1,971**	**15,918**	**3,881**	**4,713**	**8,594**	**1,229**	**25,741**
Provision for loan losses	25	7	32	–	342	342	–	374
Provision for off-balance sheet positions	3	(25)	(22)	–	(2)	(2)	–	(24)
Total provision for credit losses	**28**	**(18)**	**10**	**–**	**340**	**340**	**(1)**	**350**
Operating cost base[2]	9,675	1,445	11,120	2,984	3,358	6,342	181	17,642
Policyholder benefits and claims	–	–	–	49	–	49	–	49
Minority interest	37	–	37	30	–	30	(2)	66
Restructuring activities	331	87	418	220	127	347	2	767
Goodwill impairment/impairment of intangibles	–	–	–	–	–	–	–	–
Total noninterest expenses[4]	**10,043**	**1,532**	**11,575**	**3,284**	**3,485**	**6,768**	**181**	**18,524**
Income before income taxes[5]	**3,877**	**457**	**4,333**	**597**	**888**	**1,485**	**1,049**	**6,867**
Add (deduct):								
Net (gains) from businesses sold/held for sale	–	–	–	(81)	(9)	(90)	–	(90)
Significant equity pick-ups/net (gains) from investments	–	–	–	–	–	–	(156)	(156)
Net (gains) on securities available for sale/industrial holdings including hedging	–	–	–	–	–	–	(801)	(801)
Net (gains) on the sale of premises	–	–	–	–	–	–	(57)	(57)
Restructuring activities	331	87	418	220	127	347	2	767
Goodwill impairment/ impairment of intangibles	–	–	–	–	–	–	–	–
Underlying pre-tax profit	**4,207**	**544**	**4,751**	**736**	**1,006**	**1,742**	**37**	**6,531**
Cost/income ratio in %	72	78	73	85	74	79	15	72
Underlying cost/income ratio in %	69	73	70	80	71	75	84	72
Assets[3, 6]	871,941	17,966	881,643	37,269	86,554	123,785	15,025	984,318
Expenditures for additions to long-lived assets	289	5	295	71	86	157	2	454
Risk-weighted positions (BIS risk positions)	155,467	12,275	167,742	13,811	60,263	74,074	7,448	249,264
Average active equity[7]	13,070	1,315	14,385	4,993	1,707	6,700	3,047	24,132
Return on average active equity in %	30	35	30	12	52	22	34	28
Underlying return on average active equity in %	32	41	33	15	59	26	1	27

[1] Includes:								
Net interest revenues	2,537	725	3,262	118	2,517	2,635	69	5,966
Net revenues from external customers	14,129	1,931	16,060	4,096	4,335	8,431	1,175	25,666
Net intersegment revenues	(182)	40	(142)	(215)	378	163	54	75
Net income from equity method investments	171	1	171	43	3	46	199	417
[2] Includes:								
Depreciation, depletion and amortization	58	22	80	39	74	113	11	204
Severance payments	18	(1)	17	4	17	22	–	38
[3] Includes:								
Equity method investments	1,765	38	1,803	483	40	523	2,577	4,903

[4] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
[5] Before cumulative effect of accounting changes.
[6] The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.
[7] For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

2004 in € m. (except percentages)	Corporate and Investment Bank: Corporate Banking & Securities	Corporate and Investment Bank: Global Transaction Banking	Corporate and Investment Bank: Total	Private Clients and Asset Management: Asset and Wealth Management	Private Clients and Asset Management: Private & Business Clients	Private Clients and Asset Management: Total	Corporate Investments	Total Management Reporting
Net revenues[1]	**11,520**	**1,894**	**13,414**	**3,488**	**4,534**	**8,023**	**621**	**22,058**
Provision for loan losses	79	9	89	(6)	270	264	19	372
Provision for off-balance sheet positions	(66)	1	(65)	–	(1)	(1)	–	(65)
Total provision for credit losses	**14**	**11**	**24**	**(6)**	**269**	**263**	**19**	**307**
Operating cost base[2]	8,752	1,576	10,327	2,923	3,283	6,206	414	16,948
Policyholder benefits and claims	–	–	–	50	–	50	–	50
Minority interest	5	–	5	1	–	1	(1)	4
Restructuring activities	272	28	299	88	10	98	3	400
Goodwill impairment	–	–	–	19	–	19	–	19
Total noninterest expenses[4]	**9,028**	**1,603**	**10,631**	**3,080**	**3,293**	**6,373**	**416**	**17,420**
Income before income taxes[5]	**2,478**	**280**	**2,759**	**414**	**972**	**1,386**	**186**	**4,331**
Add (deduct):								
Net (gains) losses from businesses sold/held for sale	–	(31)	(31)	(32)	24	(8)	(38)	(76)
Significant equity pick-ups/net (gains) from investments	–	–	–	–	–	–	(148)	(148)
Net (gains) on securities available for sale/industrial holdings including hedging	–	–	–	–	–	–	(176)	(176)
Net (gains) on the sale of premises	–	–	–	–	–	–	(20)	(20)
Restructuring activities	272	28	299	88	10	98	3	400
Goodwill impairment/ impairment of intangibles	–	–	–	19	–	19	–	19
Underlying pre-tax profit (loss)	**2,750**	**277**	**3,027**	**489**	**1,006**	**1,496**	**(194)**	**4,329**
Cost/income ratio in %	78	85	79	88	73	79	67	79
Underlying cost/income ratio in %	76	85	77	86	72	78	174	79
Assets[3, 6]	720,557	16,636	729,872	34,945	78,930	113,818	16,442	832,933
Expenditures for additions to long-lived assets	62	65	127	17	70	87	2	216
Risk-weighted positions (BIS risk positions)	128,066	11,058	139,124	11,424	54,253	65,677	10,242	215,044
Average active equity[7]	11,479	1,381	12,860	5,034	1,681	6,715	3,933	23,507
Return on average active equity in %	22	20	21	8	58	21	5	18
Underlying return on average active equity in %	24	20	24	10	60	22	(5)	18

[1] Includes:

Net interest revenues	1,902	628	2,529	216	2,416	2,632	105	5,267
Net revenues from external customers	11,516	1,981	13,497	3,733	4,201	7,934	527	21,958
Net intersegment revenues	4	(87)	(83)	(245)	334	89	94	100
Net income (loss) from equity method investments	156	1	157	65	3	68	160	386

[2] Includes:

Depreciation, depletion and amortization	81	24	105	44	90	135	30	269
Severance payments	154	16	170	51	50	101	1	272

[3] Includes:

Equity method investments	1,546	38	1,584	434	33	466	3,298	5,348

[4] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
[5] Before cumulative effect of accounting changes.
[6] The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.
[7] For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

2003	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Invest-ments	Total Manage-ment Reporting
in € m. (except percentages)	Corporate Banking & Securities	Global Trans-action Banking	Total	Asset and Wealth Manage-ment	Private & Business Clients	Total		
Net revenues[1]	**11,796**	**2,498**	**14,294**	**3,825**	**4,374**	**8,199**	**(920)**	**21,572**
Provision for loan losses	751	2	752	2	322	324	36	1,113
Provision for off-balance sheet positions	8	(53)	(45)	(3)	(1)	(3)	(2)	(50)
Total provision for credit losses	**759**	**(51)**	**708**	**(1)**	**322**	**321**	**35**	**1,063**
Operating cost base[2]	8,317	1,744	10,060	3,090	3,593	6,683	681	17,424
Policyholder benefits and claims	–	–	–	21	–	21	–	21
Minority interest	13	–	13	13	2	15	(31)	(3)
Restructuring activities	(23)	(6)	(29)	–	(1)	(1)	–	(29)
Goodwill impairment	–	–	–	–	–	–	114	114
Total noninterest expenses[4]	**8,307**	**1,738**	**10,045**	**3,124**	**3,594**	**6,718**	**764**	**17,526**
Income (loss) before income taxes[5]	**2,730**	**811**	**3,541**	**702**	**458**	**1,160**	**(1,719)**	**2,983**
Add (deduct):								
Net (gains) from businesses sold/held for sale	–	(583)	(583)	(55)	4	(51)	141	(494)
Significant equity pick-ups/net losses from investments	–	–	–	–	–	–	938	938
Net losses on securities available for sale/industrial holdings including hedging	–	–	–	–	–	–	184	184
Net losses on the sale of premises	–	–	–	–	–	–	107	107
Restructuring activities	(23)	(6)	(29)	–	(1)	(1)	–	(29)
Goodwill impairment/ impairment of intangibles	–	–	–	–	–	–	114	114
Underlying pre-tax profit (loss)	**2,707**	**222**	**2,929**	**647**	**461**	**1,108**	**(236)**	**3,801**
Cost/income ratio in %	70	70	70	82	82	82	N/M	81
Underlying cost/income ratio in %	71	91	73	82	82	82	152	78
Assets[3, 6]	693,794	16,329	681,722	48,138	78,477	124,606	18,987	795,818
Expenditures for additions to long-lived assets	79	9	88	25	35	60	141	289
Risk-weighted positions (BIS risk positions)	127,807	9,808	137,615	12,170	51,244	63,414	13,019	214,048
Average active equity[7]	12,785	1,401	14,186	5,694	1,531	7,225	4,900	26,311
Return on average active equity in %	21	58	25	12	30	16	(35)	11
Underlying return on average active equity in %	21	16	21	11	30	15	(5)	14

N/M – Not meaningful

[1] Includes:								
Net interest revenues	2,586	663	3,249	277	2,378	2,656	138	6,043
Net revenues from external customers	11,686	2,630	14,316	4,037	4,081	8,117	(967)	21,466
Net intersegment revenues	110	(133)	(23)	(212)	294	82	47	106
Net income (loss) from equity method investments	163	(1)	163	166	–	166	(757)	(428)
[2] Includes:								
Depreciation, depletion and amortization	107	23	130	51	94	144	65	340
Severance payments	194	66	260	78	317	395	20	675
[3] Includes:								
Equity method investments	1,889	37	1,927	380	30	410	3,511	5,848

[4] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
[5] Before cumulative effect of accounting changes.
[6] The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.
[7] For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

The following tables present the net revenue components of the *Corporate and Investment* Bank Group Division and the Private Clients and Asset Management Group Division for the years ended December 31, 2005, 2004 and 2003, respectively.

	Corporate and Investment Bank		
in € m.	**2005**	2004	2003
Sales & Trading (equity)	3,312	2,489	3,119
Sales & Trading (debt and other products)	7,336	6,299	6,081
Total Sales & Trading	**10,648**	**8,787**	**9,200**
Origination (equity)	647	499	485
Origination (debt)	1,017	916	806
Total Origination	**1,664**	**1,414**	**1,291**
Advisory	604	488	465
Loan products	1,256	1,139	1,187
Transaction services	1,971	1,863	1,915
Other	(225)	(277)	236
Total	**15,918**	**13,414**	**14,294**

	Private Clients and Asset Management		
in € m.	**2005**	2004	2003
Portfolio/fund management	2,718	2,526	2,615
Brokerage	1,847	1,657	1,588
Loan/deposit products	2,415	2,359	2,330
Payments, account & remaining financial services	857	915	823
Other	757	565	843
Total	**8,594**	**8,023**	**8,199**

Reconciliation of Segmental Results of Operations to Consolidated Results of Operations According to U.S. GAAP

The following table provides a reconciliation of the total results of operations and total assets of the Group's business segments under management reporting systems to the consolidated financial statements prepared in accordance with U.S. GAAP for the years ended December 31, 2005, 2004 and 2003.

	2005			2004			2003		
in € m.	Total Management Reporting	Consolidation & Adjustments	Total Consolidated	Total Management Reporting	Consolidation & Adjustments	Total Consolidated	Total Management Reporting	Consolidation & Adjustments	Total Consolidated
Net revenues[1]	25,741	(102)	25,640	22,058	(140)	21,918	21,572	(305)	21,268
Provision for loan losses	374	–	374	372	–	372	1,113	–	1,113
Provision for off-balance sheet positions	(24)	–	(24)	(65)	–	(65)	(50)	–	(50)
Total provision for credit losses	350			307			1,063		
Noninterest expenses[2]	18,524	654	19,178	17,420	162	17,582	17,526	(78)	17,449
Income (loss) before income taxes[3]	**6,867**	**(756)**	**6,112**	**4,331**	**(302)**	**4,029**	**2,983**	**(226)**	**2,756**
Assets	984,318	7,843	992,161	832,933	7,135	840,068	795,818	7,796	803,614
Risk-weighted positions (BIS risk positions)	249,264	1,938	251,202	215,044	1,742	216,787	214,048	1,625	215,672
Average active equity	24,132	998	25,130	23,507	1,271	24,778	26,311	1,063	27,374

[1] Net interest revenues and noninterest revenues.
[2] Excludes provision for off-balance sheet positions.
[3] Before cumulative effect of accounting changes.

The two primary components recorded in Consolidation & Adjustments are differences in accounting methods used for management reporting versus U.S. GAAP as well as results and balances from activities outside the management responsibility of the business segments.

Loss before income taxes was € 756 million in 2005, € 302 million in 2004 and € 226 million in 2003.

Net revenues included the following items:

- Adjustments related to positions which are marked to market for management reporting purposes and accounted for on an accrual basis under U.S. GAAP were approximately € (100) million in 2005, € (150) million in 2004 and € (200) million in 2003.
- Trading results from the Group's own shares are reflected in the Corporate Banking & Securities Corporate Division. The elimination of such results under U.S. GAAP resulted in credits of approximately € 15 million in 2005, € 45 million in 2004 and € 200 million in 2003 within Consolidation & Adjustments.
- Debits related to the elimination of Group-internal rental income were € (41) million in 2005, € (101) million in 2004 and € (106) million in 2003.
- Insurance premiums attributable to the Group's reinsurance subsidiary were not material in 2005 with a corresponding decline in policyholder benefits and claims (see noninterest expenses). Such insurance premiums amounted to € 91 million in 2004 and to € 79 million in 2003.
- Interest income on tax refunds from ongoing audits of prior period tax returns was € 38 million in 2005 and € 131 million in 2004.
- The remainder of net revenues in each year was due to other corporate items outside the management responsibility of the business segments, such as net funding expenses for non-divisionalized assets/liabilities and results from hedging capital of certain foreign subsidiaries.

Provisions for loan losses and provision for off-balance sheet positions included no material items in each of the reported years.

Noninterest expenses reflected the following items:

- 2005 included net additions of approximately € 500 million to provisions for legal exposures related to legacy events and provisions of € 203 million related to grundbesitz-invest, an open-end property fund sponsored and managed by a German subsidiary of the Group.
- Credits related to the elimination of Group-internal rental expenses were € 41 million in 2005, € 101 million in 2004 and € 106 million in 2003.
- Policyholder benefits and claims were not material in 2005, € 210 million in 2004, and € 89 million in 2003. The decrease in 2005 was in part corresponding to the lower insurance premiums described above and also reflected charges in 2004 associated with the settlement agreement of the WorldCom litigation. The increase in 2004 compared to 2003 was due to newly established provisions, including charges associated with the settlement agreement of the WorldCom litigation partly offset by releases for certain other self-insured risks.
- The remainder of noninterest expenses in each year was attributable to other corporate items outside the management responsibility of the business segments.

Assets and risk-weighted positions reflect corporate assets outside of the management responsibility of the business segments such as deferred tax assets and central clearing accounts.

Average active equity assigned to Consolidation & Adjustments reflects the residual amount of equity that is not allocated to the segments as described under "Framework of the Group's Management Reporting Systems" within this Footnote.

Total Net Revenues (before Provision for Loan Losses) by Geographical Location
The following table presents total net revenues (before provision for loan losses) by geographical location.

in € m.	**2005**	2004[1]	2003[1]
Germany:			
CIB	2,437	2,363	2,558
PCAM	4,606	4,393	4,309
Total Germany	**7,043**	**6,756**	**6,867**
Rest of Europe:			
CIB	6,145	4,514	5,019
PCAM	2,539	2,171	2,169
Total Rest of Europe[2]	**8,684**	**6,685**	**7,188**
North America (primarily U.S.):			
CIB	4,996	4,437	4,669
PCAM	1,182	1,196	1,468
Total North America	**6,177**	**5,634**	**6,136**
South America:			
CIB	233	70	139
PCAM	–	1	1
Total South America	**233**	**71**	**141**
Asia-Pacific:			
CIB	2,107	2,029	1,908
PCAM	267	262	253
Total Asia-Pacific[3]	**2,374**	**2,291**	**2,161**
Corporate Investments	1,229	621	(920)
Consolidation & Adjustments	(102)	(140)	(305)
Consolidated net revenues[4]	**25,640**	**21,918**	**21,268**

[1] Restated to conform to the 2005 management structure.
[2] The United Kingdom accounted for over one-half of these revenues in 2005, 2004 and 2003. Rest of Europe also includes the Group's African operations.
[3] Asia-Pacific also includes the Middle East.
[4] Consolidated total net revenues comprise interest revenues, interest expenses and total noninterest revenues (including net commission and fee revenues). Revenues are attributed to countries based on the location in which the Group's booking office is located. The location of a transaction on our books is sometimes different from the location of the headquarters or other offices of a customer and different from the location of our personnel who entered into or facilitated the transaction. Where we record a transaction involving our staff and customers and other third parties in different locations frequently depends on other considerations, such as the nature of the transaction, regulatory considerations and transaction processing considerations.

[28] Restructuring Activities

Restructuring plans are recorded in conjunction with acquisitions as well as business realignments. Severance includes employee termination benefits related to the involuntary termination of employees. Such costs include obligations resulting from severance agreements, termination of employment contracts and early-retirement agreements. Other costs primarily include amounts for lease terminations and related costs.

The following table presents the activity in the Group's restructuring programs for the years ended December 31, 2005, 2004, and 2003.

	2004/2005 plans		2002 plans						Total
	Business Realignment Program		Group restructuring		Scudder restructuring		CIB restructuring		
in € m.	Severance	Other	Severance	Other	Severance	Other	Severance	Other	
Balance at Dec 31, 2002	**–**	**–**	**30**	**12**	**14**	**3**	**128**	**19**	**206**
Utilization	–	–	30	11	9	3	99	9	161
Releases	–	–	–	–	4	–	21	8	33[1]
Effects from exchange rate fluctuations	–	–	–	(1)	(1)	–	(8)	(2)	(12)
Balance at Dec 31, 2003	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Additions	400	–	–	–	–	–	–	–	400
Utilization	170	–	–	–	–	–	–	–	170
Effects from exchange rate fluctuations	–	–	–	–	–	–	–	–	–
Balance at Dec 31, 2004	**230**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**230**
Additions	799	29	–	–	–	–	–	–	828
Utilization	800	25	–	–	–	–	–	–	825
Releases	61	–	–	–	–	–	–	–	61
Effects from exchange rate fluctuations	12	–	–	–	–	–	–	–	12
Balance at Dec 31, 2005	**180**	**4**	**–**	**–**	**–**	**–**	**–**	**–**	**184**

[1] Scudder restructuring reserve releases of € 4 million were recorded against goodwill. € 29 million related to the CIB restructuring was released against net income.

2004/2005 Plans

Business Realignment Program ("BRP")

The BRP covers a series of initiatives aimed at revenue growth and cost efficiency. The BRP program as announced in 2004 (together with additional measures in the fourth quarter 2004) was aimed at a reduction of approximately 6,400 full-time equivalent headcount (FTE). In 2004, these measures affected 1,600 staff, of which 1,200 related to restructuring measures and 400 to additional measures in the fourth quarter 2004. The BRP measures affected approximately 4,300 staff in 2005. A majority of the reduction occurred in the infrastructure units and a further significant portion of this reduction arose in the CIB and PCAM Group Divisions as we integrated coverage and product units. The transfer of jobs to more cost-effective locations will result in additional headcount of approximately 1,200. This results in an expected net reduction in our headcount from original BRP measures of approximately 5,200 FTE. Additional BRP-related initiatives identified during 2005, especially with regard to the sale of our UK- and Philadelphia-based Asset Management business, resulted in further headcount reduction.

The Group recorded net restructuring expenses of € 767 million in 2005 and € 400 million in 2004. The 2005 restructuring expenses consisted of € 668 million related to severance payments, € 131 million related to stock compensation awards, and € 29 million related to excess office space and other measures, which were partly offset by the release of € 61 million of unutilized 2005 and 2004 reserves. The 2005 expenses were attributable to CIB (€ 418 million), PCAM (€ 347 million) and CI (€ 2 million). Approximately € 190 million of the 2005 restructuring expenses were recorded for the aforementioned additional BRP-related initiatives.

All actions contemplated in the plan recorded in 2005 are expected to be completed by the end of the first quarter 2006. In addition, it is expected that expenses will be recorded in 2006 as further BRP-related actions are taken, both for originally planned and newly identified initiatives.

2002 Plans

Group Restructuring

The Group recorded a pre-tax charge of € 340 million in the first quarter of 2002 related to restructuring activities affecting PCAM (€ 246 million), CIB (€ 93 million) and CI (€ 1 million). These restructuring plans affected approximately 2,100 staff and included a broad range of measures primarily to streamline the Group's branch network in Germany, as well as its infrastructure. The plan was completed during the year ended December 31, 2003.

Scudder Restructuring

During 2002, the Group recorded a restructuring liability of € 86 million related to restructuring activities in connection with the acquisition of Zurich Scudder Investments, Inc. Of this amount, approximately € 83 million of severance and other termination-related costs and € 3 million for other costs, primarily related to lease terminations, were recognized as a liability assumed as of the acquisition date and charged directly to goodwill. This restructuring plan affected approximately 1,000 Scudder staff. Reserves of € 4 million were released against goodwill in 2003. The plan was completed during the year ended December 31, 2003.

CIB Restructuring

In the second quarter of 2002, the Group recorded a restructuring liability of € 265 million related to the CIB Group Division. The plan affected approximately 2,000 staff, across all levels of the Group. The restructuring resulted from detailed business reviews and reflected the Group's outlook for the markets in which it operates. It related to banking coverage, execution and relationship management processes; custody; trade finance and other transaction banking activities; and the related technology, settlement, real estate and other support functions. Due primarily to lower than planned affected headcount, the restructuring program was completed at lower than anticipated costs. Therefore, € 21 million of staff-related reserves and € 8 million of infrastructure-related reserves were released during 2003. The plan was completed during the year ended December 31, 2003.

[29] International Operations

The following table presents asset and income statement information by major geographic area. The information presented has been classified based primarily on the location of the Group's office in which the assets and transactions are recorded. However, due to the highly integrated nature of the Group's operations, estimates and assumptions have been made to allocate items, especially consolidation items, between regions.

2005 in € m.	Total assets	Total gross revenues[1]	Total gross expenses[1]	Income before taxes	Net income
International operations:					
Europe (excluding Germany)[2]	428,819	22,426	19,631	2,795	1,867
North America (primarily U.S.)	283,431	21,193	20,308	885	413
South America	3,153	474	303	171	129
Asia-Pacific[3]	68,095	4,408	3,967	441	228
Total international	**783,498**	**48,501**	**44,209**	**4,292**	**2,637**
Domestic operations (Germany)	**208,663**	**12,846**	**11,026**	**1,820**	**892**
Total	**992,161**	**61,347**	**55,235**	**6,112**	**3,529**
International as a percentage of total above	79%	79%	80%	70%	75%

[1] Total gross revenues comprise interest revenues and total noninterest revenues (including net commissions and fee revenues). Total gross expenses comprise interest expense, provision for loan losses and total noninterest expenses.
[2] Includes balance sheet and income statement data from Africa, which were not material in 2005.
[3] Asia-Pacific also includes the Middle East.

2004 in € m.	Total assets	Total gross revenues[1]	Total gross expenses[1]	Income before taxes	Net income
International operations:					
Europe (excluding Germany)[2]	346,273	16,430	15,424	1,006	511
North America (primarily U.S.)	212,945	12,547	11,570	977	627
South America	2,867	532	440	92	87
Asia-Pacific[3]	71,928	4,016	3,418	598	262
Total international	**634,013**	**33,525**	**30,852**	**2,673**	**1,487**
Domestic operations (Germany)	**206,055**	**11,234**	**9,878**	**1,356**	**985**
Total	**840,068**	**44,759**	**40,730**	**4,029**	**2,472**
International as a percentage of total above	75%	75%	76%	66%	60%

[1] Total gross revenues comprise interest revenues and total noninterest revenues (including net commissions and fee revenues). Total gross expenses comprise interest expense, provision for loan losses and total noninterest expenses.
[2] Includes balance sheet and income statement data from Africa, which were not material in 2004.
[3] Asia-Pacific also includes the Middle East.

2003 in € m.	Total assets	Total gross revenues[1]	Total gross expenses[1]	Income before taxes[2]	Net income
International operations:					
Europe (excluding Germany)[3]	327,835	17,674	15,954	1,720	837
North America (primarily U.S.)	221,048	10,156	9,853	303	233
South America	1,277	575	575	–	–
Asia-Pacific[4]	60,101	3,389	2,877	512	357
Total international	**610,261**	**31,794**	**29,259**	**2,535**	**1,427**
Domestic operations (Germany)	**193,353**	**11,210**	**10,989**	**221**	**(62)**
Total	**803,614**	**43,004**	**40,248**	**2,756**	**1,365**
International as a percentage of total above	76%	74%	73%	92%	105%

[1] Total gross revenues comprise interest revenues and total noninterest revenues (including net commissions and fee revenues). Total gross expenses comprise interest expense, provision for loan losses and total noninterest expenses.
[2] Before cumulative effect of accounting changes.
[3] Includes balance sheet and income statement data from Africa, which were not material in 2003.
[4] Asia-Pacific also includes the Middle East.

[30] Derivative Financial Instruments and Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Group enters into a variety of derivative transactions for both trading and nontrading purposes. The Group's objectives in using derivative instruments are to meet customers' needs, to manage the Group's exposure to risks and to generate revenues through trading activities. Derivative contracts used by the Group in both trading and nontrading activities include swaps, futures, forwards, options and other similar types of contracts based on interest rates, foreign exchange rates, credit risk and the prices of equities and commodities (or related indices).

Derivatives Held or Issued for Trading Purposes
The Group trades derivative instruments on behalf of customers and for its own positions. The Group transacts derivative contracts to address customer demands both as a market maker in the wholesale markets and in structuring tailored derivatives for customers. The Group also takes proprietary positions for its own accounts. Trading derivative products include swaps, options, forwards and futures and a variety of structured derivatives which are based on interest rates, equities, credit, foreign exchange and commodities.

Derivatives Held or Issued for Nontrading Purposes
Derivatives held or issued for nontrading purposes primarily consist of interest rate swaps used to manage interest rate risk. Through the use of these derivatives, the Group is able to modify the volatility and interest rate characteristics of its nontrading interest-earning assets and interest-bearing liabilities. The Group is subject to risk from interest rate fluctuations to the extent that there is a gap between the amount of interest-earning assets and the amount of interest-bearing liabilities that mature or reprice in specified periods. The Group actively manages this interest rate risk through, among other things, the use of derivative contracts. Utilization of derivative financial instruments is modified from time to time within prescribed limits in response to changing market conditions, as well as changes in the characteristics and mix of the related assets and liabilities.

The Group also uses cross-currency interest rate swaps to hedge both foreign currency and interest rate risks from securities available for sale.

For these hedges, the Group applies either fair value or cash flow hedge accounting when cost beneficial. When hedging only interest rate risk, fair value hedge accounting is applied for hedges of assets or liabilities with fixed interest rates, and cash flow hedge accounting is applied for hedges of floating interest rates. When hedging both foreign currency and interest rate risks, cash flow hedge accounting is applied when all functional-currency-equivalent cash flows have been fixed; otherwise fair value hedge accounting is applied.

For the years ended December 31, 2005, 2004 and 2003, net hedge ineffectiveness from fair value hedges, which is based on changes in fair value resulting from changes in the market price or rate related to the risk being hedged, and amounts excluded from the assessment of hedge effectiveness resulted in a loss of € 61 million, a loss of € 100 million and a loss of € 82 million, respectively. As of December 31, 2005, the longest term cash flow hedge outstanding, excluding hedges of existing variable rate instruments, matures in 2015.

Derivatives entered into for nontrading purposes that do not qualify for hedge accounting are also classified as trading assets and liabilities. These include interest rate swaps, credit derivatives, foreign exchange forwards and cross currency interest rate swaps used to economically hedge interest, credit and foreign exchange risk, but for which it is not cost beneficial to apply hedge accounting.

Net (gains) losses of € (138) million, € 81 million and € (13) million from nontrading equity derivatives used to offset fluctuations in employee share-based compensation expense were included in compensation and benefits for the years ended December 31, 2005, 2004 and 2003, respectively.

Derivative Financial Instruments Indexed to Our Own Shares

The Group enters into contracts indexed to Deutsche Bank common shares to acquire shares to satisfy employee share-based compensation awards, and for trading purposes.

At December 31, 2005, the Group had outstanding call options to purchase approximately 2.0 million shares at a weighted-average strike price of € 67.00 per share related to employee share-based compensation awards. The options must be net-cash settled and they mature in less than five years. The fair value of these options amounted to € 33.0 million at December 31, 2005. A € 1 decrease in the price of Deutsche Bank common shares would have reduced the fair value of these options by € 2.3 million.

Related to trading activities, the following derivative contracts that are indexed to Deutsche Bank common shares are outstanding at December 31, 2005.

Type of contract	Settlement alternative	Maturity	Number of issuer's shares to which contracts are indexed	Weighted-average strike price (in €)	Effect of decrease of share price by € 1 (€ in thousands)	Fair value of contract asset (liability) (€ in thousands)
Purchased options	Net-cash	Up to 3 months	12,890,858	83.93	(1,853)	12,565
		> 3 months – 1 year	19,701,915	45.20	(609)	81,972
		> 1 year – 5 years	18,702,559	39.96	(357)	63,876
Sold options	Net-cash	Up to 3 months	12,502,524	83.75	(8,859)	(41,273)
		> 3 months – 1 year	14,412,456	61.04	770	(95,852)
		> 1 year – 5 years	7,954,714	67.24	1,923	(93,319)
Forward purchases	Net-cash	Up to 3 months	1,200,000	84.82	(1,200)	(3,600)
		> 3 months – 1 year	1,000,428	82.83	(1,000)	6,650
	Deutsche Bank choice Net-cash/ physical[1]	Up to 3 months	44,000,000	81.00	(44,000)	(56,673)
		> 3 months – 1 year	27,687,500	73.90	(27,688)	211,513
Forward sales	Net-cash	Up to 3 months	80,532	81.90	81	(5,835)
		> 3 months – 1 year	1,959,360	81.90	1,959	251
	Counterparty choice Net-cash/ physical[1]	> 3 months – 1 year	10,215,286	70.82	10,215	(85,696)
		> 1 year – 5 years	52,142,600	53.37	52,143	(1,222,495)

[1] Fair values do not differ significantly relating to settlement alternatives.

The above contracts related to trading activities are accounted for as trading assets and liabilities and are thus carried at fair value with changes in fair value recorded in earnings.

Financial Instruments with Off-Balance Sheet Risk

The Group utilizes various lending-related commitments in order to meet the financing needs of its customers. The contractual amount of these commitments is the maximum amount at risk for the Group if the customer fails to meet its obligations. The Group may require collateral to mitigate the credit risk of these commitments. The type and terms of such collateral are determined on an individual basis. Off-balance sheet credit risk amounts are determined without consideration of the value of any related collateral and reflect the total potential loss on undrawn commitments. The table below summarizes the Group's lending-related commitments.

in € m.	Dec 31, 2005	Dec 31, 2004
Irrevocable commitments to extend credit		
For book claims and bills of exchange	130,492	101,982
For guarantees and letters of credit	1,209	1,064
Placement and underwriting commitments	896	643
Total irrevocable commitments to extend credit	132,597	103,689
Revocable commitments to extend credit	22,344	20,640
Total commitments to extend credit	**154,941**	**124,329**
Commitments to enter into reverse repurchase agreements	85,660	58,585
Commitments to enter into repurchase agreements	33,563	41,125

As of December 31, 2005 and 2004, the Group had commitments to contribute capital to equity method and other investments totaling € 279 million and € 324 million, respectively.

The Group also enters regularly into various guarantee and indemnification agreements in the normal course of business. Probable losses under these agreements are provided for as part of other liabilities. The principal guarantees and indemnifications that the Group enters into are the following:

- Financial guarantees, standby letters of credit and performance guarantees, including indemnification for the effect of income taxes that may have to be paid by counterparties on certain transactions entered into with the Group, with a carrying amount of € 573 million and € 592 million and with maximum potential payments of € 31.6 billion and € 26.9 billion as of December 31, 2005 and 2004, respectively, generally require the Group to make payments to the guaranteed party based on another's failure to meet its obligations or to perform under an obligating agreement. Most of these guarantees (€ 20.5 billion) mature within five years, for € 2.8 billion the duration is more than five years and € 8.3 billion have revolving terms. These guarantees are collateralized with cash, securities and other collateral of € 9.4 billion and € 11.8 billion as of December 31, 2005 and 2004, respectively.
- The Group offers clients a certain investment fund product with a market value guarantee feature. Such market value guarantees represent assurances under which, for example, initial investment values or, in the case of subsequent higher fund net asset values, those higher values, are guaranteed at levels as defined under the relevant agreements. As of December 31, 2005 and 2004, the maximum potential amount of future payments of the market value guarantees was € 14.7 billion and € 13.8 billion, respectively, which represents the total value guaranteed under the respective agreements. The value of those investment fund products as of December 31, 2005 and December 31, 2004 was € 15.0 billion and € 14.0 billion, respectively.
- Certain written put options require the Group to purchase specified assets at an agreed price at the election of the holder of the option. Put options which permit cash settlement and do not require the holder of the option to own the underlying asset are not considered guarantees as described in FIN 45. The carrying amount and maximum potential payments of written puts that are considered guarantees, as of December 31, 2005 was € 2.5 billion and € 20.8 billion, respectively. The carrying amount and maximum potential payments of such written puts as of December 31, 2004 was € 1.4 billion and € 14.5 billion, respectively. Of the December 31, 2005 maximum potential payments, € 6.6 billion mature within one year, € 12.2 billion mature in more than one up to five years and € 2.0 billion mature in more than five years.
- As of December 31, 2005, credit derivatives that are considered to be guarantees under FIN 45 had a carrying and maximum potential payment amount of € 300 million and € 1.5 billion, respectively. All of them mature in more than one and up to five years. Typically the Group does not receive collateral for these contracts. As of December 31, 2004, the carrying amount and maximum potential payments of credit derivatives with positive market values was € 486 million and € 2.2 billion, respectively. As of December 31, 2005 and 2004, the Group had no guarantees of this type with negative market values. Certain credit derivatives which permit cash settlement and do not require the buyer of credit protection to own the reference asset are not considered to be guarantees as described in FIN 45.

[31] Concentrations of Credit Risk

The Group is exposed to credit risk arising from all transactions that give rise to actual, contingent or potential claims against a counterparty. Significant concentrations of credit risk exist where we have material exposures to a number of counterparties with similar economic characteristics, or who are engaged in comparable activities, where these similarities may cause their ability to meet contractual obligations to be affected in the same manner by changes in economic or industry conditions. A concentration of credit risk may also exist at an individual counterparty level.

In order to monitor and manage credit risks, we use a comprehensive range of quantitative tools and metrics. Credit limits relating to counterparties, countries, products and other factors set the maximum credit exposures we are willing to assume over specified periods. Our credit policies also establish procedures (including lower approval thresholds and approval from more senior personnel) for exceptional cases when we may assume exposures beyond established limits.

Our largest concentrations of credit risk are in Western Europe and North America, with a significant share in tradable assets of the public sector. For loans, we have significant concentration in Western Europe, principally in our home market Germany, which includes most of our mortgage lending business. There is further industry concentration in Banking and Insurance, mainly from tradable assets and investment-grade OTC derivatives.

[32] Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS 107") requires the disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Quoted market prices, when available, are used as the measure of fair value. In cases where quoted market prices are not available, fair values are based on present value estimates or other valuation techniques. These derived fair values are significantly affected by assumptions used, principally the timing of future cash flows and the discount rate. Because assumptions are inherently subjective in nature, the estimated fair values cannot be substantiated by comparison to independent market quotes and, in many cases, the estimated fair values would not necessarily be realized in an immediate sale or settlement of the instrument. The disclosure requirements of SFAS 107 exclude certain financial instruments and all nonfinancial instruments (e.g., franchise value of businesses). Accordingly, the aggregate fair value amounts presented do not represent management's estimation of the underlying value of the Group.

The following are the estimated fair values of the Group's financial instruments recognized on the Consolidated Balance Sheet, followed by a general description of the methods and assumptions used to estimate such fair values.

	Carrying amount		Fair value	
in € m.	**Dec 31, 2005**	Dec 31, 2004	**Dec 31, 2005**	Dec 31, 2004
Financial assets:				
Cash and due from banks	6,571	7,579	6,571	7,579
Interest-earning deposits with banks	11,963	18,089	11,968	18,100
Central bank funds sold and securities purchased under resale agreements and securities borrowed	232,118	189,551	232,094	189,610
Trading assets	448,393	373,147	448,393	373,147
Securities available for sale	21,675	20,335	21,675	20,335
Other investments	2,329	2,358	2,408	2,364
Loans (excluding leases), net	148,549	133,801	150,904	136,311
Other financial assets	86,493	67,830	86,707	67,992
Financial liabilities:				
Noninterest-bearing deposits	30,005	27,274	30,005	27,274
Interest-bearing deposits	350,782	293,522	350,746	293,367
Trading liabilities	194,347	169,606	194,347	169,606
Central bank funds purchased and securities sold under repurchase agreements and securities loaned	168,105	118,173	168,078	118,178
Other short-term borrowings	20,549	20,118	20,538	20,115
Other financial liabilities	67,670	69,271	67,537	69,223
Long-term debt	113,554	106,870	113,803	106,602

Methods and Assumptions

For short-term financial instruments, defined as those with remaining maturities of 90 days or less, the carrying amounts were considered to be a reasonable estimate of fair value. The following instruments were predominantly short-term.

Assets	Liabilities
Cash and due from banks	Interest-bearing deposits
Central bank funds sold and securities purchased under resale agreements and securities borrowed	Central bank funds purchased and securities sold under repurchase agreements and securities loaned
Interest-earning deposits with banks	Other short-term borrowings
Other financial assets	Other financial liabilities

For those components of the above-listed financial instruments with remaining maturities greater than 90 days, fair value was determined by discounting contractual cash flows using rates which could be earned for assets with similar remaining maturities and, in the case of liabilities, rates at which the liabilities with similar remaining maturities could be issued as of the balance sheet date.

Trading assets (including derivatives), trading liabilities and securities available for sale are carried at their fair values.

For short-term loans and variable rate loans which reprice within 90 days, the carrying value was considered to be a reasonable estimate of fair value. For those loans for which quoted market prices were available, fair value was based on such prices. For other types of loans, fair value was estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. In addition, the specific loss component of the allowance for loan losses, including recoverable amounts of collateral, was considered in the fair value determination of loans. Other investments consist primarily of investments in equity instruments (excluding, in accordance with SFAS 107, investments accounted for under the equity method).

Other financial assets consisted primarily of cash/margin receivables, receivables from prime brokerage, pending securities transactions past settlement date and loans held for sale, net.

Noninterest-bearing deposits do not have defined maturities. Fair value represents the amount payable on demand as of the balance sheet date.

Other financial liabilities consisted primarily of cash/margin payables, payables from prime brokerage, pending securities transactions past settlement date and accrued expenses.

The fair value of long-term debt was estimated by using market quotes, as well as discounting the remaining contractual cash flows using a rate at which the Group could issue debt with a similar remaining maturity as of the balance sheet date.

The fair value of commitments to extend credit was estimated by using market quotes. On this basis, at December 31, 2005, the fair value of commitments to extend credit approximated the allowance for these commitments of € 135 million.

[33] Litigation

Enron Litigation. Deutsche Bank AG and certain of its affiliates are collectively involved in more than 20 lawsuits arising out of their banking relationship with Enron Corp., its subsidiaries and certain Enron-related entities ("Enron"). These lawsuits include a series of purported class actions brought on behalf of shareholders of Enron, including the lead action captioned *Newby v. Enron Corp.* The consolidated complaint filed in Newby named as defendants, among others, Deutsche Bank AG, several other investment banking firms, a number of law firms, Enron's former accountants and affiliated entities and individuals and other individual defendants, including present and former officers and directors of Enron, and it purported to allege claims against Deutsche Bank AG under federal securities laws. On December 20, 2002, the Court dismissed all of the claims alleged in the *Newby* action against Deutsche Bank AG. Plaintiffs in *Newby* filed a first amended consolidated complaint on May 14, 2003 and reasserted claims against Deutsche Bank AG under federal securities laws and also added similar claims against its subsidiaries Deutsche Bank Securities Inc. ("DBSI") and Deutsche Bank Trust Company Americas ("DBTCA"). On March 29, 2004, the Court dismissed in part the claims alleged in the *Newby* action against the Deutsche Bank entities. Specifically, the Court dismissed the fraud claims, but did not dismiss the non-fraud claims. On July 26, 2005, the Court granted plaintiffs' motion for reconsideration of the partial dismissal of claims against the Deutsche Bank entities, and reinstated the fraud claims against the Deutsche Bank entities that had been dismissed on March 29, 2004. Plaintiffs' motion to certify a class of shareholders in *Newby* is being briefed.

Also, an adversary proceeding has been brought by Enron in the bankruptcy court against, among others, Deutsche Bank AG and certain of its affiliates. In this adversary proceeding, Enron seeks damages from the Deutsche Bank entities, as well as the other defendants, for alleged aiding and abetting breaches of fiduciary duty by Enron insiders, aiding and abetting fraud and unlawful civil conspiracy, and also seeks return of alleged fraudulent conveyances and preferences and equitable subordination of their claims in the Enron bankruptcy. The Deutsche Bank entities' motion to partially dismiss the adversary complaint is pending.

In addition to *Newby* and the adversary proceeding described above, there are third-party actions brought by Arthur Andersen in Enron-related cases asserting contribution claims against Deutsche Bank AG, DBSI and many other defendants, and individual and putative class actions brought in various courts by Enron investors and creditors alleging federal and state law claims against the same entities named by Arthur Andersen, as well as DBTCA.

Tax-Related Products. Deutsche Bank AG, along with certain affiliates and employees (collectively referred to as "Deutsche Bank"), have collectively been named as defendants in more than 75 legal proceedings brought by investors in various tax-oriented transactions. Deutsche Bank provided financial products and services to these investors, who were advised by various accounting, legal and financial advisory professionals. The investors claimed tax benefits as a result of these transactions, and the United States Internal Revenue Service has rejected those claims. In these legal proceedings, the investors allege that, together with Deutsche Bank, the professional advisors improperly misled the investors into believing that the claimed tax benefits would be upheld by the Internal Revenue Service. The legal proceedings are pending in numerous state and federal courts and in arbitration, and claims against Deutsche Bank are alleged under both U.S. state and federal law. Many of the claims against Deutsche Bank are asserted by individual investors, while others are asserted on behalf of a putative investor class. No litigation class has been certified as against Deutsche Bank. The legal proceedings are currently at various pre-trial stages, including discovery.

The United States Department of Justice ("DOJ") is also conducting a criminal investigation of tax-oriented transactions that were executed from approximately 1997 through 2001. In connection with that investigation, DOJ has sought various documents and other information from Deutsche Bank and has been investigating the actions of various individuals and entities, including Deutsche Bank, in such transactions. In the latter half of 2005, DOJ brought criminal charges against numerous individuals based on their participation in certain tax-oriented transactions while employed by entities other than Deutsche Bank. In the latter half of 2005, DOJ also entered into a Deferred Prosecution Agreement with an accounting firm (the "Accounting Firm"), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Accounting Firm based on its participation in certain tax-oriented transactions provided that the Accounting Firm satisfied the terms of the Deferred Prosecution Agreement. On February 14, 2006, DOJ announced that it had entered into a Deferred Prosecution Agreement with a financial institution (the "Financial Institution"), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Financial Institution based on its role in providing financial products and services in connection with certain tax-oriented transactions provided that the Financial Institution satisfied the terms of the Deferred Prosecution Agreement. Deutsche Bank provided similar financial products and services in certain tax-oriented transactions that are the same or similar to the tax-oriented transactions that are the subject of the above-referenced criminal charges. Deutsche Bank also provided financial products and services in additional tax-oriented transactions as well. DOJ's criminal investigation is on-going.

Philipp Holzmann AG. Philipp Holzmann AG ("Holzmann") is a major German construction firm which filed for insolvency in March 2002. Deutsche Bank had been a major creditor bank and holder of an equity interest of Holzmann for many decades, and, from April 1997 until April 2000, a former member of Deutsche Bank AG's Management Board was the Chairman of its Supervisory Board. When Holzmann had become insolvent at the end of 1999, a consortium of banks led by Deutsche Bank participated in late 1999 and early 2000 in a restructuring of Holzmann that included the banks' extension of a credit facility, participation in a capital increase and exchange of debt into convertible bonds. In March 2002, Holzmann and several of its subsidiaries, including in particular imbau Industrielles Bauen GmbH ("imbau"), filed for insolvency. As a result of this insolvency, the administrators for Holzmann and for imbau and a group of bondholders have informed Deutsche Bank they are asserting claims against it because of its role as lender to the Holzmann group prior to and after the restructuring and as leader of the consortium of banks which supported the restructuring. The purported claims include claims that amounts repaid to the banks constituted voidable preferences that should be returned to the insolvent entities and claims of lender liability resulting from the banks' support for an allegedly infeasible restructuring. Although Deutsche Bank is in ongoing discussions, it cannot exclude that some of the parties may file lawsuits against it. To date, the administrator for imbau filed a lawsuit against Deutsche Bank in August 2004 alleging that payments received by Deutsche Bank in respect of a loan made to imbau in 1997 and 1998 and in connection with a real estate transaction that was part of the restructuring constituted voidable preferences that should be returned to the insolvent entity. Several bondholders filed a lawsuit against Deutsche Bank in December 2005 seeking damages because of its allegedly unlawful support of Holzmann's 1999/2000 restructuring. Additionally, Gebema N.V. filed a lawsuit in 2000 seeking damages against Deutsche Bank alleging deficiencies in the offering documents based on which Gebema N.V. had invested in equity and convertible bonds of Holzmann in 1998.

General. Due to the nature of its business, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. Such matters are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. Although the final resolution of any such matters could have a material effect on the Group's consolidated operating results for a particular reporting period, the Group believes that it should not materially affect its consolidated financial position.

[34] Terrorist Attacks in the United States

As a result of the terrorist attacks in the United States on September 11, 2001, several of the Group's office buildings as well as a leased property were severely damaged or destroyed. Costs incurred by the Group as a result of the terrorist attacks include, but are not limited to, write-offs of fixed assets, expenses incurred to replace fixed assets that were damaged, relocation expenses, and expenses incurred to secure and maintain the damaged properties. The Group made claims for these costs through its insurance policies.

During 2003, the Group reached a settlement with two of its four insurers. As of December 31, 2005, the Group has partially settled with the other two insurers, including a tri-party agreement in which the Lower Manhattan Development Corporation (LMDC) purchased the land at 130 Liberty Street in 2004 for U.S.$ 90 million and will pay for the demolition of the building on the property, subject to a demolition cap agreement that establishes an amount above which costs will be borne by the two insurers. The remaining claims with these two insurers were directed to a binding arbitration process for resolution. Certain aspects of those claims have been determined by the arbitration panel, and are the subject of pending appeals to the New York State Supreme Court. The remaining aspects are still before the arbitration panel for decision.

As of December 31, 2005, the Group received payments from the four insurers and the LMDC totaling U.S.$ 893 million. These proceeds for the settled portions of its claims exceeded the total amount of the net receivable on the balance sheet for asset write-offs, environmental, consulting, and other costs. The net insurance reimbursements and proceeds of the sale of the property at 130 Liberty Street resulted in a benefit of € 39 million and € 51 million for the years ended December 31, 2005 and 2004, respectively. No losses were recorded by the Group for the year ended December 31, 2003.

[35] Supplementary Information to the Consolidated Financial Statements According to § 292a HGB

As a condition for the exemption under Section 292a German Commercial Code (HGB) in the version effective until December 9, 2004 in connection with Article 57 para. 1 of the Accounting Law Reform Act (Bilanzrechtsreformgesetz –BilReG), group accounts following U.S. GAAP must be prepared in conformity with the disclosure requirements of the European Union. The Consolidated Financial Statements of Deutsche Bank are in accordance with the Directives 83/349/EWG and 86/635/EWG with regard to the following information. These supplementary comments and disclosures do not refer definitely to items of our p&l or balance sheet formats according to U.S. GAAP. E.g. the item "Loans and advances to customers" is composed inter alia of partial amounts of loans, net, securities borrowed, securities purchased under resale agreements, and other assets.

Treasury Bills and Other Bills Eligible for Refinancing with Central Banks

in € m.	**Dec 31, 2005**	Dec 31, 2004
Treasury bills and similar securities	56,122	56,211
Other bills eligible for refinancing with central banks	310	326
Total	**56,432**	**56,537**

Loans and Advances to Credit Institutions and Customers

in € m.	**Dec 31, 2005**	Dec 31, 2004
Loans and advances to credit institutions	**123,652**	**103,785**
Repayable on demand	58,433	46,928
Remaining maturity of		
up to three months	51,723	41,528
more than three months and up to one year	6,775	6,944
more than one year and up to five years	4,119	5,010
more than five years	2,602	3,375
Loans and advances to customers	**369,451**	**301,475**
Remaining maturity of		
up to three months	248,732	198,392
more than three months and up to one year	21,640	19,691
more than one year and up to five years	40,509	34,615
more than five years	58,570	48,777

Debt Securities and Other Fixed-income Securities

in € m.	**Dec 31, 2005**	Dec 31, 2004
Issued by public-sector issuers	56,336	58,696
Issued by other issuers	164,308	123,326
Total	**220,644**	**182,022**

Structure and Development of Other Investments

in € m.	Equity method investments	Other equity investments	Total
Acquisition cost			
as of Jan 1, 2005	5,509	2,474	7,983
impairment	(1)	(10)	(11)
change in the group of consolidated companies	(208)	(99)	(307)
effects of exchange rate changes	83	132	215
additions	1,607	517	2,124
transfers	134	(145)	(11)
disposals	(2,066)	(493)	(2,559)
as of Dec 31, 2005	5,058	2,376	7,434
Amortization			
as of Jan 1, 2005	47	–	47
change in the group of consolidated companies	(16)	–	(16)
effects of exchange rate changes	19	–	19
additions	–	–	–
transfers	2	–	2
disposals	–	–	–
as of Dec 31, 2005	52	–	52
Book values			
as of Dec 31, 2005	5,006	2,376	7,382

Shareholdings in banks held at equity amounted to € 1,932 million (2004: € 2,503 million). Other equity investments included participating interests in the amount of € 818 million (2004: € 1,062 million), of which € 1 million (2004: € 11 million) related to investments in banks.

The list of shareholdings is deposited with the Commercial Register in Frankfurt am Main, but can also be ordered free of charge.

Loans from and Advances and Liabilities to Participating Interests and Investments Held at Equity

Loans from and advances to participating interests and investments held at equity, trading assets related to these investees as well as debt securities available for sale issued by these investees amounted to € 4,564 million (2004: € 4,541 million).

Liabilities to participating interests and investments held at equity as well as trading liabilities related to these investees were € 5,011 million (2004: € 3,234 million).

Intangible Assets and Premises and Equipment

Land and buildings with a book value totaling € 1,956 million (2004: € 1,923 million) were used within the scope of our own activities.

in € m.	Goodwill	Other intangible assets	Premises and equipment	**Total**
Cost of acquisition/manufacture				
as of Jan 1, 2005	8,551	1,132	8,989	18,672
impairment	–	–	(6)	(6)
change in the group of consolidated companies	(116)	3	(330)	(443)
effects of exchange rate changes and other	915	178	362	1,455
additions	–	38	701	739
transfers	–	(15)	(28)	(43)
disposals	–	(25)	(785)	(810)
as of Dec 31, 2005	9,350	1,311	8,903	19,564
Amortization/depreciation				
as of Jan 1, 2005	2,173	63	3,764	6,000
change in the group of consolidated companies	(30)	–	(28)	(58)
effects of exchange rate changes and other	162	23	155	340
additions	–	46	508	554
transfers	–	–	4	4
disposals	–	(19)	(579)	(598)
as of Dec 31, 2005	2,305	113	3,824	6,242
Book value				
as of Dec 31, 2005	7,045	1,198	5,079	13,322

Subordinated Assets

The total amount of subordinated assets was € 4,539 million (2004: € 3,141 million).

Liabilities to Credit Institutions and Customers

in € m.	**Dec 31, 2005**	Dec 31, 2004
Amounts owed to credit institutions	**339,226**	**272,676**
Repayable on demand	210,504	175,034
With agreed maturity date or period of notice		
up to three months	106,843	72,602
more than three months and up to one year	8,241	10,800
more than one year and up to five years	6,198	7,150
more than five years	7,440	7,090
Savings deposits	**29,127**	**25,374**
With agreed period of notice		
up to three months	23,485	18,633
more than three months and up to one year	4,215	4,927
more than one year and up to five years	1,402	1,788
more than five years	25	26
Other liabilities to customers	**319,704**	**283,882**
Repayable on demand	162,457	140,301
With agreed maturity date or period of notice		
up to three months	128,772	114,624
more than three months and up to one year	7,911	9,670
more than one year and up to five years	8,503	11,355
more than five years	12,061	7,932
Debt securities issued	**85,232**	**79,818**
Other liabilities evidenced by paper	**58,321**	**35,587**
Remaining maturity of		
up to three months	26,484	14,743
more than three months and up to one year	27,736	17,743
more than one year and up to five years	2,927	2,288
more than five years	1,174	813

Provisions

in € m.	**Dec 31, 2005**	Dec 31, 2004
Provisions for pensions and similar obligations	266	181
Provisions for taxes	7,215	6,677
Provisions in insurance business	1,752	7,617
Other provisions	9,319	7.024
Total	**18,552**	**21,499**

Subordinated Liabilities

The following table shows the significant subordinated liabilities.

Currency	Amount	Issuer/type	Interest rate	Maturity
EUR	750,000,000.–	Deutsche Bank AG, callable note of 2002	5.38%	Mar 27, 2012
EUR	1,100,000,000.–	Deutsche Bank AG, bond of 2003	5.13%	Jan 31, 2013
EUR	1,000,000,000.–	Deutsche Bank AG, bond of 2004	var. 3.88%	Jan 16, 2014
EUR	750.000.000,–	Deutsche Bank AG, bond of 2005	var. 2.69%	Sep 22, 2015
EUR	1,000,000,000.–	Deutsche Bank AG, bond of 2003	5.33%	Sep 19, 2023
EUR	900.000.000,–	Deutsche Bank AG, bond of 2005	6.00%	Jan 28, 2035
U.S.$	1,100,000,000.–	Deutsche Bank Financial Inc., Dover/USA, "Yankee"-bond of 1996	6.70%	Dec 13, 2006
U.S.$	650,000,000.–	DB Capital Funding LLC I, Wilmington/USA, *issue proceeds passed on to Deutsche Bank AG*	7.87%	Jun 30, 2009
U.S.$	800,000,000.–	Deutsche Bank Financial Inc., Dover/USA, "Yankee"-bond of 2003	5.38%	Mar 2, 2015

For the above subordinated liabilities there is no premature redemption obligation on the part of the issuers. In case of liquidation or insolvency, the claims and interest claims resulting from these liabilities are subordinate to those claims of all creditors of the issuers that are not also subordinated. These conditions also apply to the subordinated borrowings not specified individually.

Foreign Currency

The table shows the effects of exchange rate changes on the balance sheet.

in € m.	**Dec 31, 2005**	Dec 31, 2004
Foreign currency assets	663,500	543,900
thereof U.S.$	436,800	316,100
Foreign currency liabilities (excluding capital and reserves)	580,700	467,100
thereof U.S.$	350,000	285,100
Change in total assets owing to parity changes for foreign currencies[1]	97,400	(47,100)
thereof due to U.S.$	67,900	(31,800)

[1] Based on the asset side.

Trust Activities

Trust assets

in € m.	**Dec 31, 2005**	Dec 31, 2004
Interest-earning deposits with banks	904	1,008
Securities available for sale	65	6,461
Loans	8,402	6,676
Others	1,458	3,618
Total	**10,829**	**17,763**

Trust liabilities

in € m.	**Dec 31, 2005**	Dec 31, 2004
Deposits	5,950	13,914
Short-term borrowings	–	1,468
Long-term debt	3,309	851
Others	1,570	1,530
Total	**10,829**	**17,763**

Interest Revenues

Interest revenues include interest income from debt securities available for sale and other investments in the amount of € 602 million (2004: € 509 million).

Dividend Income from Securities Available for Sale and Other Investments

Dividend income from securities available for sale and other investments amounted to € 264 million (2004: € 300 million). Included in this figure is dividend income on equity securities available for sale in the amount of € 223 million (2004: € 238 million).

Commission Income

Commissions receivable amounted to € 12,406 million (2004: € 12,171 million) and commissions payable to € 2,317 million (2004: € 2,665 million), especially in securities business and for asset management.

The following administration and agency services were provided for third parties: custodian, asset management, administration of trust assets, referral of mortgages, insurance policies and property finance agreements, as well as mergers & acquisitions.

Staff Costs

in € m.	**2005**	2004
Wages and salaries	9,315	8,512
Social security costs	1,678	1,710
thereof: those relating to pensions	450	496
Total	**10,993**	**10,222**

Other Operating Income and Expenses

Other income from ordinary activities consisted above all of net income from real estate, net income from investment companies as well as income from derivatives used as hedges.

Other current expenses from ordinary activities consisted, among other things, of additions to provisions not relating to lending or securities business, expenses for residential property maintenance of Deutsche Wohnen AG, Eschborn, and other taxes.

Result from Financial Investments

in € m.	**2005**	2004
Result from securities available for sale	1,055	235
Result from other investments[1]	186	21
Total	**1,241**	**256**

[1] *Excluding investments held at equity and investments held by designated investment companies.*

Extraordinary Items
There are no extraordinary items to be reported for 2005 and 2004.

Board of Managing Directors and Supervisory Board
In 2005, the total compensation of the Management Board was € 28,716,908.69 (2004: € 25,101,614), thereof € 24,560,000 (2004: € 20,901,900) for variable components.

Former members of the Management Board of Deutsche Bank AG or their surviving dependents received € 17,318,338.74 (2004: € 17,918,080). In addition to a fixed payment of € 1,124,620 (2004: € 1,124,620) (including value-added tax), the Supervisory Board received dividend-related emoluments totaling € 1,485,670 (2004: € 979,910).

Provisions for pension obligations to former members of the Management Board and their surviving dependents totaled € 191,854,101 (2004: € 171,093,311).

At the end of 2005, loans and advances granted and contingent liabilities assumed for members of the Management Board amounted to € 885,200 (2004: € 5,100) and for members of the Supervisory Board of Deutsche Bank AG to € 427,300 (2004: € 400,900).

Staff
The average number of effective staff employed in 2005 was 64,036 (2004: 66,115) of whom 27,004 (2004: 27,981) were women. Part-time staff is included in these figures proportionately. An average of 37,253 (2004: 37,913) staff members worked abroad.

Other Publications
The list of mandates gives details of mandates in Germany and abroad. It can be obtained free of charge.

Reconciliation Comments
Differences in accounting and measurement methods in the Consolidated Financial Statements: U.S. GAAP compared to German Commercial Code (HGB).

Trading Assets. Trading assets include securities held for trading purposes and positive market values from outstanding derivative financial instruments.

Trading Liabilities. Trading liabilities comprise short positions and negative market values from derivative financial instruments.

Trading activities in the Annual Financial Statements according to HGB. In accordance with recent statements by the Banking Committee of the Institute of Auditors in Germany (IDW Institut der Wirtschaftsprüfer in Deutschland e.V.) and common practice, it is permissible to account for financial instruments at market values under certain conditions. In this context, the financial instruments are combined as valuation units in portfolios and reported at market values subject to value compensation and a markdown for risk (value-at-risk).

Financial instruments are included in the corresponding balance sheet items. As a result, positive market values from derivative financial instruments are reported under sundry assets and negative market values from derivative financial instruments under sundry liabilities.

Netting in trading activities. Trading assets and trading liabilities are netted if there is an enforceable master netting agreement. Similarly, positive and negative market values from derivative financial instruments with the same counterparty are netted under existing master netting agreements. Furthermore, long and short positions in a marketable security are also reported net (so-called "CUSIP/ISIN netting").

In the Annual Financial Statements according to HGB, netting of trading activities is basically not allowed. This applies in particular to the netting of positive and negative market values on the basis of master netting agreements. An exception to this is the so-called CUSIP/ISIN netting.

Securities Available for Sale. Financial assets classified as securities available for sale are carried at fair value, whereby, unrealized gains and losses are reported within "shareholders' equity" and realized gains and losses are recorded in earnings. Under the German Commercial Code these holdings are carried at lower-of-cost-or-market on the balance sheet.

Goodwill. Under U.S. GAAP, goodwill is not amortized but tested for impairment on an ongoing basis. Under the German Commercial Code and German Accounting Standards, goodwill is amortized over a period of up to 20 years.

Premises and Equipment

Tax bases. Premises and equipment are not reported based on the tax value in the U.S. GAAP financial statements. As a result, premises and equipment are usually carried at a higher value compared with statements prepared under the German Commercial Code.

Software costs. Certain costs for self-developed software are capitalized if the specific conditions of U.S. GAAP are fulfilled. Under the German Commercial Code, all construction costs related to self-developed software are expensed as incurred if not subject to the exceptions issued by the Bundesministerium der Finanzen (German Ministry of Finance).

Provisions

for pension plans and similar obligations. Forecasted salary growth is taken into account in the actuarial calculation of pension provisions. Effects of plan amendments on the pension liability are deferred and not fully recognized in P&L immediately. Also, market interest rates are utilized.

In case of pension trusts whose designated trust assets serve solely to secure the long-term pension commitments made by the bank and therefore are segregated from the bank's other operating assets, the pension liabilities are offset with the designated plan assets for reporting purposes. The corresponding profit components are also offset. The German Commercial Code does not allow such offsetting for balance sheet and P&L reporting purposes.

Deferred Taxes. Deferred taxes are recorded in accordance with the balance sheet-related temporary differences concept whereby the carrying amounts of individual assets and liabilities in the balance sheet are compared with the values for tax purposes. Temporary differences between these values result in deferred tax assets or deferred tax liabilities. On the other hand, tax deferrals according to the German Commercial Code are only admissible as timing differences between commercial-law results and the profit to be calculated in accordance with tax regulations.

Own Bonds/Own Shares. Repurchased own bonds are extinguished. Differences between cost and issuing value are recognized in the statement of income.

Own shares (treasury shares) are deducted from shareholders' equity with their acquisition cost.

Gains and losses are directly attributed to additional paid-in capital/retained earnings.

Minority Interests. Minority interests are reported as other liabilities.

Trust Business. In accordance with its economic content, trust business which the bank transacts in its own name, but for third-party account, is not reported on the face of the balance sheet.

[36] Corporate Governance

Deutsche Bank AG and its only German listed consolidated subsidiary, Deutsche Wohnen AG, have approved the Declaration of Conformity in accordance with § 161 of the German Corporation Act (AktG) and made it accessible to shareholders.

[37] Principal Accounting Fees and Services

The table below gives a breakdown of the fees charged by our auditors for the 2005 financial year:

Fee category in € m.	***2005***
Audit fees	42
thereof to KPMG Germany	22
Audit-related fees	9
thereof to KPMG Germany	4
Tax fees	8
thereof to KPMG Germany	2
Total fees	**59**

For further information please refer to our Corporate Governance Report.

[38] Management Board in the Reporting Year

Josef Ackermann
Chairman (Spokesman until January 31, 2006)

Clemens Börsig

Tessen von Heydebreck

Hermann-Josef Lamberti

Statement by the Management Board

The Management Board of Deutsche Bank AG is responsible for the Consolidated Financial Statements. They have been prepared in accordance with accounting principles generally accepted in the United States of America and thus fulfil the conditions of § 292a German Commercial Code in the version effective until December 9, 2004 for exemption from preparation of consolidated financial statements in accordance with German commercial law. In addition, the disclosure requirements of the European Union have been met.

The responsibility for correct accounting requires an efficient internal management and control system and a functioning audit apparatus. Deutsche Bank's internal control system is based on written communication of policies and procedures governing structural and procedural organization, enlarged risk controlling for default and market risks as well as the segregation of duties. It covers all business transactions, assets and records. Deutsche Bank's audit is carried out in accordance with the extensive audit plans covering all divisions of the Group and also including compliance with the organizational terms of reference.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft audited the Consolidated Financial Statements in accordance with German auditing regulations, and in supplementary compliance with auditing standards generally accepted in the United States of America and issued an unqualified opinion. KPMG Deutsche Treuhand-Gesellschaft and the Audit Department of Deutsche Bank had free access to all documents needed in the course of their audits for an evaluation of the Consolidated Financial Statements and for an assessment of the appropriateness of the internal control system.

Josef Ackermann

Clemens Börsig

Tessen von Heydebreck

Hermann-Josef Lamberti

Independent Auditors' Report

We have audited the consolidated financial statements, comprising the balance sheet, the income statement, the statement of comprehensive income and the statements of changes in shareholders' equity and cash flows as well as the notes to the financial statements prepared by Deutsche Bank AG for the business year from January 1, 2005 to December 31, 2005. The preparation and the content of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (German Institute of Auditors), and in supplementary compliance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. The evidence supporting the amounts and disclosures in the consolidated financial statements is examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on the results of our audit, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group for the business year in accordance with accounting principles generally accepted in the United States of America.

Our audit, which also extends to the structured presentation of additional disclosures with regard to the Group's position required by Article 36 of the 7th EU Directive prepared by the Company's management for the business year from January 1, 2005 to December 31, 2005, has not led to any reservations. In our opinion on the whole the structured presentation, together with the other disclosures in the consolidated financial statements, provides a suitable understanding of the and suitably presents the opportunities and risks of future development. In addition, we confirm that the consolidated financial statements and the structured presentation of additional disclosures with regard to the Group's position for the business year from January 1, 2005 to December 31, 2005 satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and the group management report in accordance with German law.

Frankfurt am Main, March 9, 2006
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Nonnenmacher Wirtschaftsprüfer	Becker Wirtschaftsprüfer

Report of the Supervisory Board

At the four meetings of the Supervisory Board last year, we were comprehensively informed of economic and financial developments, of important business developments and the bank's corporate strategy and planning. We advised the Management Board and monitored its management of business. The Management Board informed us regularly, without delay and comprehensively, and presented to us all matters that required the Supervisory Board's decision. Between the meetings, the Management Board kept us informed in writing of important events. In addition, resolutions were passed, where necessary, by circulation procedure. At the meetings of the Supervisory Board, members of the Group Executive Committee reported on the developments in their business divisions.

The Management Board reported regularly on business policies and other fundamental issues relating to management and corporate planning, strategy, the bank's financial development and earnings situation, the bank's risk management as well as transactions and events that were of significant importance to the bank. Moreover, important topics and upcoming decisions were also dealt with in regular discussions between the Spokesman, respectively the Chairman of the Management Board and the Chairman of the Supervisory Board. We obtained regular reports on the trial proceedings in the Mannesmann case, on the status of the proceedings of Dr. Kirch against the bank and Dr. Breuer, as well as on the actions for rescission and to obtain information filed in connection with the General Meetings 2003, 2004 and 2005. In a telephone conference on December 21, 2005, Dr. Ackermann's defence council gave us its view of the ruling of the German Supreme Court on the Mannesmann case. We subsequently issued a press statement in which we expressed our unrestricted trust in Dr. Ackermann.

After achieving the goals the bank set itself in 2002 and after exceeding our RoE target in 2005 by maintaining strict cost, capital and risk discipline, we want to sustain profitable growth in all businesses and regions. In our Corporate and Investment Bank Group Division we want to expand our leading position in Europe, and reach top positions in the U.S. and the Asia-Pacific region. In our global asset management business, we will continue to focus on our goal of becoming one of the best asset managers in the world. In our Corporate Division Private & Business Clients, we aim to further strengthen our position in our home market, Germany, and expand our business in Europe and Asia.

Meetings of the Supervisory Board

At the first meeting of the year on February 2, 2005, we discussed the development of business in 2004, the key figures of the Annual Financial Statements for 2004, the dividend proposal and the corporate planning for the years 2005 to 2007.

On March 18, 2005, we approved the Annual Financial Statements for 2004, which were thus established. Furthermore, discussions were held on the Corporate Governance Report and the Compliance Report, the resolution proposals for the agenda of the General Meeting 2005 were approved, and we discussed the Group's risk management. Due to certain changes, substitute members were elected to the committees of the Supervisory Board. The changes are listed on page 192 of the Financial Report.

At our meeting on July 28, 2005, we arranged to receive information on the development of business in the first half of 2005 and discussed the implementation of a new appraisal of the efficiency of the Supervisory Board. We also discussed and approved the sale of the institutional asset management business in the U.K. and the associated business units.

At the Supervisory Board's last meeting of the year on October 27, 2005, discussions focused on the development of business in the first nine months and, in particular, on the bank's further strategic development. In addition, Mr. Fitschen explained the objectives and structure of the regional management. The bank's Human Resources Report on staff development and succession planning was discussed, and the purchase of the remaining shares of United Financial Group (UFG), Moscow was resolved.

All members of the Supervisory Board participated in at least half of the Supervisory Board meetings during their period of office in the year 2005.

Corporate Governance

We discussed the implementation of the requirements of the German Corporate Governance Code and the U.S. Sarbanes-Oxley Act at several of the Supervisory Board, Chairman's Committee and Audit Committee meetings. In July the Supervisory Board decided to implement a new appraisal of the efficiency of the Supervisory Board. For this purpose, a questionnaire reflecting the specific circumstances of Deutsche Bank was sent to all members of the Supervisory Board and the Management Board. In the meeting on February 1, 2006, the answers were presented and suggestions for improvement discussed. Initial proposals for providing the Supervisory Board with information and on the structure of the Supervisory Board meeting have already been implemented. Further suggestions for improvement will be discussed in the next meetings. The Audit and the Chairman's Committee also conducted appraisals of efficiency and discussed suggestions for improvement.

All of the terms of reference for the Supervisory Board and its committees as well as for the Management Board are published on Deutsche Bank's website (www.deutsche-bank.com) under the heading Investor Relations/Corporate Governance. Two meetings were "executive meetings" of the Supervisory Board, i.e. they took place without the Management Board, as suggested in No. 3.6 of the German Corporate Governance Code. The Declaration of Conformity pursuant to § 161 German Stock Corporation Act (AktG), last issued by the Supervisory Board and Management Board in October 2004, was renewed in October 2005.

A comprehensive presentation of the bank's corporate governance, including the text of the Declaration of Conformity issued on October 27, 2005, can be found on page 190 and on our website on the Internet at www.deutsche-bank.com/corporate-governance.

The Committees of the Supervisory Board

The Supervisory Board received regular reports on the work of its committees.

The Chairman's Committee met four times during the reporting period. At its meetings, the Committee handled issues relating to the Management Board, in particular the determination of the variable compensation components for the Management Board in 2004, succession planning for the Management Board, and the process of selecting new Supervisory Board members. Moreover, it discussed the proposal to conduct a new appraisal of the efficiency of the Supervisory Board based on a questionnaire reflecting the specific circumstances of the Supervisory Board of Deutsche Bank.

At its six meetings, the Risk Committee discussed exposures subject to mandatory approval under German law and the Articles of Association as well as all major loans and loans entailing increased risks. Where necessary, the Risk Committee gave its approval. Apart from credit, liquidity, country and market risks, the Committee also discussed operational, legal and reputational risks extensively. Furthermore, global industry portfolios were presented according to a specified plan and discussed at length.

The Audit Committee met five times in 2005. Representatives of the bank's auditor also attended its meetings. Subjects covered were the audit and approval of the Annual Financial Statements and Consolidated Financial Statements, the Form 20-F for the SEC, the quarterly financial statements, relations with the auditor, the proposal for the election of the auditor for the business year 2005, the auditor's remuneration and the audit mandate, including certain focal points for the audit as well as the control of the auditor's independence. The Audit Committee is convinced that there are no conflicts of interest on the part of the bank's auditor. As in the preceding years, the Committee extensively discussed the provisions of the U.S. Sarbanes-Oxley Act on the Audit Committee's working procedures and, when necessary, passed resolutions or recommended resolutions for the Supervisory Board. The Audit Committee had reports submitted to it regularly on the work of Internal Audit as well as on legal and reputational risks.

Meetings of the Mediation Committee, established pursuant to the provisions of the Co-Determination Act, were not necessary in 2005.

Conflicts of Interest and their Handling

The Risk Committee dealt with the loan approvals required pursuant to § 15 of the German Banking Act. Supervisory Board members who were also board members of the respective borrowing company when the resolutions were taken did not participate in this.

The Supervisory Board was kept informed regularly on Dr. Kirch's lawsuits against Deutsche Bank and Dr. Breuer, and discussed further courses of action. In its meetings on February 1, 2006 and March 17, 2006, the Supervisory Board analyzed, without Dr. Breuer's participation, the consequences of the German Supreme Court ruling of January 24, 2006 and discussed future courses of action. This discussion concluded that, at present, there are no material conflicts of interest or those which are not merely of a temporary nature as per No. 5.5.3 of the German Corporate Goverance Code.

Annual Financial Statements

Representatives of the bank's auditor attended the Financial Statements Meeting of the Supervisory Board on March 17, 2006 and commented on questions raised.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, the auditor of the Annual Financial Statements elected at last year's General Meeting, has audited the accounting, the Annual Financial Statements and the Management Report for 2005 as well as the Consolidated Financial Statements with the related Notes and Management Report for 2005. The audits led in each case to an unqualified opinion. After inspecting the reports of the auditor of the Annual Financial Statements, we agreed with the results of these audits.

Today, we established the Annual Financial Statements prepared by the Management Board and approved the Consolidated Financial Statements. We agree with the proposal for the appropriation of profits and with the payment of a dividend of € 2.50 per no par value share entitled to dividend payment.

Personnel Issues

There were no personnel changes on the Management Board during the reporting period.

Effective February 1, 2006, Dr. Ackermann was appointed Chairman of the Management Board. Deutsche Bank is thus confirming to national and international practice in the appointment of its Management Board.

Dr. rer.oec. Karl-Hermann Baumann retired from the Supervisory Board on May 18, 2005 following the General Meeting. For the remaining period of office, i.e. to the end of the General Meeting in 2008, Prof. Dr. jur. Dr.-Ing. E. h. Heinrich von Pierer was elected a new member of the Supervisory Board.

We thank Dr. Bauman for his commitment as a member of the Supervisory Board and, as Chairman of our Audit Committee, for his constructive assistance to the company and the Management Board during the past years.

The Supervisory Board thanks the Management Board and the bank's employees for their great personal dedication.

Frankfurt am Main, March 17, 2006
The Supervisory Board

Dr. Rolf-E. Breuer
Chairman

Corporate Governance Report

Management Board and Supervisory Board

Management Board

The Management Board is responsible for managing the company. Its members are jointly accountable for the management of the company. The duties, responsibilities and procedures of our Management Board and the committees installed by the Board are specified in its Terms of Reference, which are available on our Internet website (www.deutsche-bank.com/corporate-governance).

The following paragraphs show information on the current members of the Management Board. The information includes their ages as of December 31, 2005, the year in which they were appointed and the year in which their term expires, their current positions or area of responsibility and their principal business activities outside our company.

To assist us in avoiding conflicts of interest, the members of our Management Board have generally undertaken not to assume chairmanships of supervisory boards of companies outside our consolidated group.

Dr. Josef Ackermann
Age: 57
First Appointed: 1996
Term Expires: 2010
Dr. Josef Ackermann joined Deutsche Bank as a member of the Management Board in 1996. On May 22, 2002, Dr. Ackermann was appointed Spokesman of the Management Board and Chairman of our Group Executive Committee. On February 1, 2006, he was appointed Chairman of the Management Board.

Dr. Ackermann engages in the following principal business activities outside our company: He is a member of the supervisory boards of Bayer AG, Deutsche Lufthansa AG, Linde AG and Siemens AG (second deputy chairman).

In February 2003, the Düsseldorf Public Prosecutor filed charges against Dr. Ackermann and other former members of the Supervisory Board and of the Board of Managing Directors of Mannesmann AG with the Düsseldorf District Court. The complaint contained allegations of a breach of trust in connection with payments to former members of the Board of Managing Directors and other managers of Mannesmann following the takeover of Mannesmann by Vodafone in spring 2000. The trial took place in the first half of 2004 and ended with the acquittal of Dr. Ackermann and all the other defendants. The Düsseldorf Public Prosecutor filed notice of appeal with the Federal Supreme Court (*Bundesgerichtshof*). On December 21, 2005, the Federal Supreme Court ordered a retrial with the District Court in Düsseldorf. When the new trial will begin is not yet known. Our Supervisory Board repeatedly has declared that it supports Dr. Ackermann in his defense. On February 1, 2006, it expressed once again its unrestricted trust in Dr. Ackermann.

Dr. Clemens Börsig
Age: 57
First Appointed: 2001
Term Expires: 2010
Dr. Clemens Börsig joined our Management Board in January 2001. He has worked with us since 1999, when he joined us as our Chief Financial Officer. He is also our Chief Risk Officer and responsible for our corporate governance.

Dr. Börsig engages in the following principal business activities outside our company: He is a supervisory board member at Heidelberger Druckmaschinen AG and also holds a nonexecutive directorship at Foreign & Colonial Eurotrust Plc. He was deputy chairman of the supervisory board of EUROHYPO AG until May 2005.

Dr. Tessen von Heydebreck
Age: 60
First Appointed: 1994
Term Expires: 2007
Dr. Tessen von Heydebreck joined our Management Board in 1994. From 1994 to 1996, he was a deputy member of the Management Board. Dr. von Heydebreck is our Chief Administrative Officer.

Dr. von Heydebreck engages in the following principal business activities outside our company: He is a supervisory board member at BASF AG, Dürr AG and BVV Versicherungsverein des Bankgewerbes a.G.

Hermann-Josef Lamberti
Age: 49
First Appointed: 1999
Term Expires: 2009
Hermann-Josef Lamberti joined our Management Board in 1999. He joined us in 1998 as an executive vice president. Mr. Lamberti is our Chief Operating Officer.

Mr. Lamberti engages in the following principal business activities outside our company: He is a member of the supervisory board or similar bodies of Schering AG, Deutsche Börse AG (since October 2005), Fiat S.p.A. and Carl Zeiss AG.

Group Executive Committee

The Group Executive Committee, established in 2002, is a body that is not required by the Stock Corporation Act. It comprises the members of the Management Board, the Business Heads of our Group Divisions, CIB and PCAM, and the head of the management of our regions. The Group Executive Committee serves as a tool to coordinate our businesses and regions through the following activities:

- Provision of ongoing information to the Management Board on business developments and particular transactions;
- Regular review of our business segments;
- Consultation with and furnishing advice to the Management Board on strategic decisions; and
- Preparation of decisions to be made by the Management Board.

Supervisory Board

The Supervisory Board appoints, supervises and advices the Management Board and is directly involved in decisions of fundamental importance to the bank. The Chairman of the Supervisory Board coordinates work within the Supervisory Board. The duties, procedures and committees of our Supervisory Board are specified in its Terms of Reference, which are available on our Internet website (www.deutsche-bank.com/corporate-governance).

The members representing our shareholders were elected at the Annual Shareholders' Meeting on June 10, 2003, and the members representing our employees were elected on May 8, 2003. The following table shows information on the current members of our Supervisory Board. The information includes their ages as of December 31, 2005, the years in which they were first elected or appointed, the years when their terms expire, their principal occupations and their membership on other companies' supervisory boards, other nonexecutive boards and other positions.

Member	Principal occupation	Supervisory board memberships and other directorships
Dr. Rolf-E. Breuer Age: 68 First elected: 2002 Term expires: 2008	Chairman of the Supervisory Board	**Supervisory board memberships:** Bertelsmann AG (until May 2005); Deutsche Börse AG (chairman, until October 2005); E.ON AG; Compagnie de Saint-Gobain S.A.(until June 2005); Kreditanstalt für Wiederaufbau (until April 2005); Landwirtschaftliche Rentenbank **Other experience:** President of the Association of German Banks (until March 2005); Member of the Administrative Council of the German Financial Supervisory Authority (until March 2005)
Dr. Karl-Gerhard Eick Age: 51 Appointed by the court: 2004 Term expires: 2008	Deputy Chairman of the board of managing directors of Deutsche Telekom AG, Bonn	**Supervisory board memberships:** DeTe Immobilien Deutsche Telekom Immobilien und Service GmbH; T-Mobile International AG; T-Online International AG; T-Systems Enterprise Services GmbH; T-Systems Business Services GmbH (since December 2005); GMG Generalmietgesellschaft mbH (chairman); Sireo Real Estate Asset Management GmbH (chairman); FC Bayern München AG
Heidrun Förster* Age: 58 First elected: 1993 Term expires: 2008	Deputy Chairperson of the Supervisory Board; Chairperson of the staff council of Deutsche Bank Privat- und Geschäftskunden AG, Berlin	
Ulrich Hartmann Age: 67 First elected: 2003 Term expires: 2008	Chairman of the supervisory board of E.ON AG, Düsseldorf	**Supervisory board memberships:** Deutsche Lufthansa AG; Hochtief AG; IKB Deutsche Industriebank AG (chairman); Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft **Other nonexecutive directorships:** ARCELOR; Henkel KGaA (member of the shareholders' committee)
Sabine Horn* Age: 44 First elected: 1998 Term expires: 2008	Deutsche Bank AG Assistant Vice President	
Rolf Hunck* Age: 60 First elected: 2003 Term expires: 2008	Deutsche Bank AG	**Supervisory board memberships:** Deutsche Bank Trust AG; Fibula Finanz AG; HCI Capital AG (since January 2005) **Other nonexecutive directorships:** Kühne-Stiftung, Switzerland
Sir Peter Job Age: 64 Appointed by the court: 2001 Term expires: 2008		**Supervisory board memberships:** Bertelsmann AG (until May 2005) **Other nonexecutive directorships:** Schroders Plc; Tibco Software Inc.; Instinet Inc. (until December 2005); Shell Transport and Trading Plc (until July 2005); Royal Dutch Shell (since July 2005)
Prof. Dr. Henning Kagermann Age: 58 First elected: 2000 Term expires: 2008	Chairman and CEO of SAP AG, Walldorf	**Supervisory board memberships:** DaimlerChrysler Services AG; Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft
Ulrich Kaufmann* Age: 59 First elected: 1988 Term expires: 2008	Chairman of the staff council of Deutsche Bank AG, Düsseldorf	
Peter Kazmierczak* Age: 47 First elected: 2002 Term expires: 2008	Chairperson of the staff council of Deutsche Bank AG, Essen	
Prof. Dr. Paul Kirchhof Age: 62 Appointed by the court: 2004 Term expires: 2008	Professor, Ruprecht-Karls-University, Heidelberg	**Supervisory board memberships:** Allianz Lebensversicherungs-AG

Member	Principal occupation	Supervisory board memberships and other directorships
Henriette Mark* Age: 48 First elected: 2003 Term expires: 2008	Chairperson of the staff council of Deutsche Bank AG, Munich and Southern Bavaria	
Margret Mönig-Raane* Age: 57 First elected: 1996 Term expires: 2008	Vice President of the Unified Services Union, Berlin	**Supervisory board memberships:** KarstadtQuelle-AG (since 2005) **Other nonexecutive directorships:** BHW Holding AG (member of the advisory board); Kreditanstalt für Wiederaufbau (KfW) (administrative council)
Prof. Dr. jur. Dr.-Ing. E. h. Heinrich von Pierer Age: 64 First elected: 2005 Term expires: 2008	Chairman of the supervisory board of Siemens AG, Munich	**Supervisory board memberships:** Hochtief AG; Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft; ThyssenKrupp AG; Volkswagen AG; Bayer AG (until April 2005)
Gabriele Platscher* Age: 48 First elected: 2003 Term expires: 2008	Deutsche Bank Privat- und Geschäftskunden AG	**Supervisory board memberships:** Deutsche Bank Privat- und Geschäftskunden Aktiengesellschaft, BVV Versicherungsverein des Bankgewerbes a.G.
Karin Ruck* Age: 40 First elected: 2003 Term expires: 2008	Deutsche Bank AG	**Supervisory board memberships:** Deutsche Bank Privat- und Geschäftskunden AG
Tilman Todenhöfer Age: 62 Appointed by the court: 2001 Term expires: 2008	Managing Partner of Robert Bosch Industrietreuhand KG, Stuttgart	**Supervisory board memberships:** Robert Bosch GmbH; Robert Bosch Int. Beteiligungen AG (president of the board of administration); Carl Zeiss AG (chairman); Schott AG (chairman)
Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber Age: 64 First elected: 2003 Term expires: 2008	Chairman of the supervisory board of Deutsche Lufthansa AG, Cologne	**Supervisory board memberships:** Allianz Lebensversicherungs-AG; Bayer AG; Deutsche Post AG; Thomas Cook AG (chairman, until October 2005); Voith AG; LP Holding GmbH (chairman); Tetra Laval Group
Dipl.-Ing. Albrecht Woeste Age: 70 First elected: 1993 Term expires: 2008	Chairman of the Shareholders' Committee of Henkel KGaA Düsseldorf	**Supervisory board memberships:** Henkel KGaA (chairman); Allianz Lebensversicherungs-AG **Other nonexecutive directorships:** IKB Deutsche Industriebank (member of the advisory board, until September 2005); R. Woeste & Co. GmbH & Co. KG (chairman of the advisory board)
Leo Wunderlich* Age: 56 First elected: 2003 Term expires: 2008	Chairman of the staff council of Deutsche Bank	

* Employee-elected member of the Supervisory Board.

Dr. rer. oec. Karl-Hermann Baumann was a member of the Supervisory Board until May 18, 2005. Prof. Dr. jur. Dr.-Ing. E. h. Heinrich von Pierer was elected to the Supervisory Board for the remainder of the term of office. Klaus Funk was a member of the Supervisory Board until February 1, 2006. Peter Kazmierczak, who was first elected in 2002 and resigned in 2003, followed him as his substitute for the remainder of the term of office.

Our Supervisory Board has determined that a sufficient number of Supervisory Board members are independent according to No. 5.4.2 German Corporate Governance Code.

Standing Committees

The Supervisory Board has established the following four standing committees. The Report of the Supervisory Board provides information on the concrete work to the committees over the preceding year.

Committee	Meetings in 2005	Responsibilities	Members
Chairman's Committee	4	Prepares decisions by the Supervisory Board on the appointment and dismissal of members of the Management Board, including long-term succession planning for the Management Board; responsible for deciding the terms of the service contracts and other contractual arrangements between us and members of our Management Board; for the approval of ancillary activities of members of the Management Board; and for the statutorily required approval of certain contracts between us and members of the Supervisory Board and Management Board; prepares Supervisory Board decisions with respect to corporate governance	Dr. Rolf-E. Breuer – Chairperson Heidrun Förster Ulrich Hartmann Ulrich Kaufmann
Audit Committee	5	Mandates the independent auditors that the annual shareholders' meeting elects; sets the compensation of the independent auditor and may determine priorities for the audits; monitors the auditor's independence; reviews our interim reports and financial statements and discusses the audit report with the auditor; prepares the Supervisory Board's decision on the approval of the annual financial statements and the consolidated financial statements; discusses changes of accounting or auditing practices; arranges to be informed regularly about the work done by the internal audit; responsible for handling of complaints regarding accounting, internal accounting controls and auditing matters; approval of the engagement of non-audit services to our auditor	Dr. Karl-Gerhard Eick – Chairperson Dr. Rolf-E. Breuer Heidrun Förster Sabine Horn Rolf Hunck Sir Peter Job
Risk Committee	6	Responsible for the treatment of loans which, pursuant to law or our Articles of Association, require a resolution of the supervisory board; approves investments in other companies of between 2% and 3% of our regulatory banking capital; the Management Board provides this committee with information on legal, operational and reputational risks, credit exposures and related circumstances which are of special importance due to the risks or liabilities attached to them or for any other reason	Dr. Rolf-E. Breuer – Chairperson Sir Peter Job Prof. Henning Kagermann Prof. Dr. jur. Dr.-Ing E. h. Heinrich von Pierer – deputy member Tilman Todenhöfer – deputy member
Mediation Committee	0	Responsible for making proposals to the Supervisory Board on the appointment or dismissal of members of the Management Board in those cases where the Supervisory Board is unable to reach a two-thirds majority decision with respect to the appointment or dismissal	Dr. Rolf-E. Breuer – Chairperson Heidrun Förster Ulrich Hartmann Henriette Mark

The duties, responsibilities and processes of the Chairman's Committee, the Risk Committee, and the Audit Committee are set out in separate terms of reference, which are available on our Internet website (www.deutsche-bank.com/corporate-governance).

Performance-related Compensation

Management Board

The Chairman's Committee of the Supervisory Board has functional responsibility for determining the structure and size of the compensation of the members of the Management Board. In particular, the Chairman's Committee determines salaries and other compensation elements for the Management Board.

We have entered into service agreements with members of our Management Board. These agreements established the following principal elements of compensation:

Salary. The members of the Management Board receive a salary which is disbursed in monthly installments. It is determined on the basis of an analysis of salaries paid to executive directors at a selected group of comparable international companies.

Cash Bonus. As part of the variable compensation we pay annual cash bonuses to members of our Management Board primarily based on achievement of the planned return on equity of the Group.

Mid-Term-Incentive ("MTI"). As further part of the variable compensation we grant a performance-based mid-term-incentive which reflects, for a rolling two year period, the ratio between our total shareholder return and the corresponding average figure for a peer group. The mid-term-incentive payment consists of a cash component (1/3) and equity-based awards (2/3) which contain long-term risk elements under the DB Global Partnership Plan.

The aggregate remuneration, including performance-based compensation, earned by the members of our Management Board for the year ended December 31, 2005 was € 28,716,909. This aggregate remuneration was comprised of the following:

in €	**2005**
Salary	3,550,000
Bonuses, mid-term-incentive (cash and equity-based)	24,560,000
Other remuneration[1]	606,909
Total remuneration	**28,716,909**

[1] *Insurance premiums, payments in kind and taxes.*

The members of our Management Board received as part of the mid-term-incentive share-based awards, the ultimate value of which to the members of the Management Board will depend on the price of Deutsche Bank shares. The units of each portion of this share-based compensation are described below.

DB Equity Units. In February 2006, we awarded an aggregate of 93,290 deferred share awards to members of our Management Board. These shares are scheduled to be delivered on August 1, 2009.

For further information on the terms of our DB Global Partnership Plan, pursuant to which DB Equity Units are issued, see Note [20] to the consolidated financial statements.

Pursuant to the service contracts concluded with each member of our Management Board, the board members are entitled to receive certain transitional payments when they leave the Management Board. Such payments are based on the total compensation previously earned (salary, bonuses, and MTI's) and the remaining term of the contract, where applicable. If the member of the Management Board leaves in connection with a change of control and the remaining term is less than three years, a term of three years will be assumed. The amounts will generally be paid as a lump sum.

Our board members as of December 31, 2005 received the following remuneration for the year 2005:

Members of the Management Board in €	Annual cash compensation		Equity-based MTI	Total compensation
	Salary	Cash bonus/cash MTI	Value of share-based awards[1]	
Dr. Josef Ackermann	1,150,000	7,233,750	3,516,250	11,900,000
Dr. Clemens Börsig	800,000	3,273,750	1,576,250	5,650,000
Dr. Tessen v. Heydebreck	800,000	2,903,750	1,576,250	5,280,000
Hermann-Josef Lamberti	800,000	2,903,750	1,576,250	5,280,000

[1] The number of DB Equity Units granted to each member was determined by dividing such euro amounts by € 88.38, the closing price of our shares on January 31, 2006. The number of DB Equity Units granted to each member was as follows: Dr. Josef Ackermann 39,786, Dr. Clemens Börsig 17,835, Dr. Tessen v. Heydebreck 17,835, and Hermann-Josef Lamberti 17,835.

In addition to the above amounts that we paid to members of the Management Board in 2005, we paid former members of the Management Board or their surviving dependents an aggregate of € 17,318,339 in 2005. During 2005 we set aside € 1,369,417 for pension, retirement or similar benefits for our Management Board.

Supervisory Board

The compensation of Supervisory Board members is set forth in our Articles of Association, which our shareholders amend from time to time at their annual meetings. Such compensation provisions were last amended at our Annual General Meeting on June 10, 2003.

For 2005, the following compensation policies apply. The compensation generally consists of a fixed remuneration of € 30,000 per year (plus value-added tax (*Umsatzsteuer*)) and a dividend-based bonus of € 1,000 per year for every full or fractional € 0.05 increment by which the dividend we distribute to our shareholders exceeds € 0.15 per share. We increase both the fixed remuneration and the dividend-based bonus of each Supervisory Board member by 25% for each committee on which the Supervisory Board member sits, except that for the chair of a committee the rate of increment is 50% and if the committee chairman is not identical with the Supervisory Board chairperson the rate of increment is 75%. These amounts are based on the premise that the respective committee has met during the financial year. We pay the chairperson three times the total compensation of a regular member, and we pay the deputy chairperson one and a half times the total compensation of a regular member. The members of the Supervisory Board also receive an annual remuneration linked to our long-term success; this remuneration varies in size depending on how the ratio between the total return on our shares – based on share price development, dividend and capital actions – and the average total return of shares of a group of peer companies currently consisting of Citigroup Inc., Credit Suisse Group, J. P. Morgan Chase & Co., Merrill Lynch & Co. Inc. and UBS AG, has developed in the three financial years immediately preceding the year for which the remuneration is paid. If the ratio lies between –10% and +10% each member receives an amount of € 15,000; if our shares outperform the peer group by 10% to 20%, the payment increases to € 25,000; and in case of a more than 20% higher performance it rises to € 40,000. The members of the Supervisory Board receive a meeting fee of € 1,000 for each meeting of the Supervisory Board and its committees in which they take part. In addition, in our interest, the members of the Supervisory Board will be included in any financial liability insurance policy held in an appropriate amount by us, with the corresponding premiums being paid by us.

We also reimburse members of the Supervisory Board for all cash expenses and any value-added tax *(Umsatzsteuer)* they incur in connection with their roles as members of the Supervisory Board. Employee-elected members of the Supervisory Board also continue to receive their employee benefits. For Supervisory Board members who served on the board for only part of the year, we pay a fraction of their total compensation based on the number of months they served, rounding up or down to whole months.

We compensate our Supervisory Board members after the end of each fiscal year. In January 2006, we paid each Supervisory Board member the fixed portion of their remuneration for their services in 2005 and their meeting fees. The remuneration linked to our long-term success was defined to be zero. In addition, we will pay each of them for their services in 2005 a dividend-based bonus after the Annual General Meeting in June 2006. The following table shows the individual remuneration of the members of the Supervisory Board for their services in 2005 (excluding value-added tax), assuming that the Annual General Meeting in June 2006 approves the envisaged dividend of € 2.50 per share.

Members of the Supervisory Board	Compensation for fiscal year 2005			
in €	Fixed	Variable	Meeting fee	Total
Dr. Rolf-E. Breuer	127,500	199,750	19,000	346,250
Heidrun Förster	*60,000*	*94,000*	*13,000*	*167,000*
Dr. Karl-Hermann Baumann[1]	25,000	39,167	6,000	70,167
Dr. Karl-Gerhard Eick	46,250	72,458	8,000	126,708
Klaus Funk[2]	30,000	47,000	4,000	81,000
Ulrich Hartmann	40,625	63,646	9,000	113,271
Sabine Horn	37,500	58,750	9,000	105,250
Rolf Hunck	37,500	58,750	9,000	105,250
Sir Peter Job	41,875	65,604	13,000	120,479
Prof. Dr. Henning Kagermann	37,500	58,750	8,000	104,250
Ulrich Kaufmann	37,500	58,750	8,000	104,250
Prof. Dr. Paul Kirchhof	30,000	47,000	4,000	81,000
Henriette Mark	30,000	47,000	4,000	81,000
Margret Mönig-Raane	30,000	47,000	4,000	81,000
Prof. Dr. jur. Dr.-Ing. E. h. Heinrich von Pierer[3]	21,875	34,271	6,000	62,146
Gabriele Platscher	30,000	47,000	4,000	81,000
Karin Ruck	30,000	47,000	4,000	81,000
Tilman Todenhöfer	34,375	53,854	8,000	96,229
Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber	30,000	47,000	4,000	81,000
Dipl.-Ing. Albrecht Woeste	30,000	47,000	4,000	81,000
Leo Wunderlich	30,000	47,000	4,000	81,000
Total	**817,500**	**1,280,750**	**152,000**	**2,250,250**

[1] Member until May 18, 2005.
[2] Member until February 1, 2006.
[3] New member since May 18, 2005.

As mentioned above, most of the employee-elected members of the Supervisory Board are employed by us. In addition, Dr. Breuer was formerly employed by us. The aggregate compensation we and our consolidated subsidiaries paid to such members as a group during the year ended December 31, 2005 for their services as employees or status as former employees (including retirement, pension and deferred compensation) was € 2,255,326.

During 2005 we set aside € 0.1 million for pension, retirement or similar benefits for the members of the Supervisory Board who are employed by us.

Share Plans

For a description of our employee share programs, please refer to Note [20] to the consolidated financial statements.

Reporting and Transparency

Directors' Share Ownership

Management Board. As of February 28, 2006, the current members of our Management Board held the following numbers of our shares, DB Equity Units and Performance Options:

Members of the Management Board	Number of shares	Number of DB Equity Units	Number of Performance Options
Dr. Josef Ackermann	150,431	191,272	32,662
Dr. Clemens Börsig	18,607[1]	86,749	63,684
Dr. Tessen von Heydebreck	26,257	86,749	38,019
Hermann-Josef Lamberti	43,272	86,749	30,698
Total	**238,567**	**451,519**	**165,063**

[1] Excluding 150 Deutsche Bank shares, pooled in a family held partnership, in which Dr. Clemens Börsig has an interest of 25%.

The current members of our Management Board held an aggregate of 238,567 of our shares on February 28, 2006, amounting to approximately 0.05% of our shares issued on that date.

The table below shows information regarding the 451,519 DB Equity Units held by the current members of our Management Board as of February 28, 2006:

Numbers of DB Equity Units	Vesting date	Delivery date
95,853	February 1, 2005	August 1, 2006
23,963	August 1, 2006	August 1, 2006
79,759	February 1, 2006	August 1, 2007
19,940	August 1, 2007	August 1, 2007
110,970	February 1, 2007	August 1, 2008
27,743	August 1, 2008	August 1, 2008
74,632	February 1, 2008	August 1, 2009
18,658	August 1, 2009	August 1, 2009

The table below shows information regarding the 165,063 Performance Options held by the current members of our Management Board as of February 28, 2006. All Performance Options were granted under the DB Global Partnership Plan. Each Performance Option is accompanied by a Partnership Appreciation Right.

Number of Performance Options	Strike price in €	Vesting date	Expiration date
15,645	89.96	February 1, 2004	February 1, 2008
15,645	89.96	February 1, 2005	February 1, 2008
15,645	89.96	February 1, 2006	February 1, 2008
26,900	47.53	February 1, 2005	February 1, 2009
14,642	76.61	February 1, 2006	February 1, 2010
38,293	76.61	February 1, 2007	February 1, 2010
38,293	76.61	February 1, 2008	February 1, 2010

For more information on DB Equity Units, Performance Options and Partnership Appreciation Rights, all of which are granted under the DB Global Partnership Plan, see Note [20] to the consolidated financial statements.

Supervisory Board. As of February 28, 2006, the current members of our Supervisory Board held the following numbers of our shares, share grants under our employee share plans and options on our shares:

Members of the Supervisory Board	Number of shares	Number of share grants	Number of options
Dr. Rolf-E. Breuer	36,264	–	57,310
Dr. Karl-Gerhard Eick	–	–	–
Heidrun Förster	430	10	100
Ulrich Hartmann	–	–	–
Sabine Horn	45	10	100
Rolf Hunck	134	10,930	986
Sir Peter Job	–	–	–
Prof. Dr. Henning Kagermann	–	–	–
Ulrich Kaufmann	65	10	200
Peter Kazmierczak	10	10	–
Prof. Dr. Paul Kirchhof	–	–	–
Henriette Mark	348	10	100
Margret Mönig-Raane	–	–	–
Prof. Dr. jur. Dr.-Ing. E. h. Heinrich von Pierer	295	–	–
Gabriele Platscher	709	10	100
Karin Ruck	78	8	120
Tilman Todenhöfer	–	–	–
Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber	–	–	–
Dipl.-Ing. Albrecht Woeste	–	–	–
Leo Wunderlich	682	10	200
Total	**39,060**	**11,008**	**59,216**

As of February 28, 2006, the members of the Supervisory Board held 39,060 shares, amounting to less than 0.01% of our shares issued on that date.

Some of the Supervisory Board members who are or were formerly employees received grants under our employee share plans entitling them to receive shares at specified future dates or granting them options to acquire shares at future dates. For a description of our employee share plans, please refer to Note [20] of the consolidated financial statements. Shares that have been delivered to such employees as a result of grants under the plans (including following the exercise of options granted thereunder), and that have not been disposed by them, are shown in the "Number of Shares" column in the table above, as are shares otherwise acquired by them. Shares granted under the plans that have not yet been delivered to such employees are shown in the "Number of Share Grants" column.

The share grants to Rolf Hunck include 10,920 shares granted under the Restricted Equity Units Plan as part of his compensation as an employee, which are scheduled to be delivered to him in portions in August 2007, 2008, 2009 and 2010. The other grants reflected in the table were made to employee members of our Supervisory Board under the DB Global Share Plan 2005, and are scheduled to be delivered on November 1, 2006.

Dr. Rolf-E. Breuer holds a total of 57,310 Performance Options granted under the DB Global Partnership Plan as compensation during his prior service as Spokesman of our Management Board, and Rolf Hunck holds a total of 726 such options granted to him as part of his compensation as an employee. These options, which have all vested, have a strike price of € 89.96 and an expiration date of February 1, 2008. Each Performance Option is accompanied by a Partnership Appreciation Right. The other options reflected in the table were acquired via the voluntary participation of employee members of our Supervisory Board in the DB Global Share Plan. DB Global Share Plan options issued in 2001 generally have a strike price of € 87.66 and an expiration date of November 13, 2007; those issued in 2002 generally have a strike price of € 55.39 and an expiration date of November 13, 2008; those issued in 2003 generally have a strike price of € 75.24 and an expiration date of December 11, 2009. All options have vested and are with respect to our ordinary shares.

Directors' Dealings

Since October 30, 2004, the amended German law on directors' dealings (Section 15a of the German Securities Trading Act (Wertpapierhandelsgesetz) requires persons discharging managerial responsibilities within an issuer of financial instruments to disclose their personal transactions in shares of the issuer and financial instruments based on them, especially derivatives, to the issuer and to the Federal Financial Supervisory Authority (BaFin). As previously, the duty of disclosure applies to the members of the Management Board and of the Supervisory Board. Moreover, the duty of disclosure now also applies to persons who have regular access to inside information about the company and are empowered to make significant managerial decisions. The duty of disclosure also applies to persons and certain legal entities closely associated with a person discharging managerial responsibilities at Deutsche Bank.

In accordance with our policy and the German law, the transactions since January 1, 2005, were as follows (until February 28, 2006):

Date and place of transaction	Name	Title of the security or right	WKN/ISIN	Type of transaction	Quantity and nominal	Price in €	Amount in €	Comments
Management Board members								
28.2.2006 Xetra	Dr. Josef Ackermann	DB shares	514000/ DE0005140008	Buy	10,000	94.50	945,000.00	
27.2.2006 Xetra	Hermann-Josef Lamberti	DB shares	514000/ DE0005140008	Sell	16,558	94.12	1,558,473.44	Sale in four partial executions: weighted average price € 94.12
14.2.2006 off-exchange	Dr. Josef Ackermann	New DB shares	DB0G4P/ DE000DB0G4P0	Sell	51,381	87.27	4,484,019.87	Sale of purchased New DB shares via the DB Global Partnership Plan resulting in pre-tax gross proceeds of € 632.192,00
14.2.2006 off-exchange	Dr. Josef Ackermann	New DB shares	DB0G4P/ DE000DB0G4P0	Sell	16,330	87.27	1,425,119.10	Sale of purchased New DB shares via the DB Global Partnership Plan resulting in pre-tax gross proceeds of € 382,612.00
14.2.2006 off-exchange	Dr. Tessen von Heydebreck	New DB shares	DB0G4P/ DE000DB0G4P0	Sell	26,899	87.27	2,347,475.73	Sale of purchased New DB shares via the DB Global Partnership Plan resulting in pre-tax gross proceeds of € 1,282,006.00
3.8.2005 Xetra	Hermann-Josef Lamberti	DB shares	514000/ DE0005140008	Sell	5,000	71.35	356,787.87	
28.2.2005 off-exchange	Dr. Josef Ackermann	New DB shares	DB0G1Q/ DE000DB0G1Q4	Acquisition by exercise of options	57,420	47.53	2,729,172.60	Purchase within the DB Global Partnership Plan
Supervisory Board members								
16.8.2005 Frankfurt	Heidrun Förster	DB shares	514000/ DE0005140008	Sell	180	70.53	12,695.40	
24.5.2005 Frankfurt	Klaus Funk	DB shares	514000/ DE0005140008	Sell	100	61.60	6,160.00	
23.5.2005 off-exchange	Heidrun Förster	DB shares	514000/ DE0005140008	Exercise of options	100	55.39	5,539.00	Purchase within the employees' share program
4.3.2005 off-exchange	Rolf Hunck	New DB shares	DB0G1Q/ DE000DB0G1Q4	Sell	2,946	65,415	192,712.59	Sell within the DB Global Partnership Plan
2.3.2005 off-exchange	Rolf Hunck	New DB shares	DB0G1Q/ DE000DB0G1Q4	Acquisition by exercise of options	2,946	47.53	140,023.38	Purchase within the DB Global Partnership Plan
17.2.2005 off-exchange	Gabriele Platscher	New DB shares	DB0G1Q/ DE000DB0G1Q4	Exercise of options	100	55.39	5,539.00	Purchase within the employees' share program
10.2.2005 Frankfurt	Gabriele Platscher	DB shares	514000/ DE0005140008	Sell	100	67.78	6,778.00	

Date and place of transaction	Name	Title of the security or right	WKN/ISIN	Type of transaction	Quantity and nominal	Price in €	Amount in €	Comments
Other executives								
28.2.2006 London	Richard Evans Chief Market Risk Officer	DB shares	514000/ DE0005140008	Sell	594	93.225	55,376.00	
17.2.2006	David Cannon Global Head CIB Controlling	DB shares	514000/ DE0005140008	Sell	1,825	91.10	166,257.50	
14.2.2006 Xetra	Pierre de Weck Global Head PWM	DB shares	514000/ DE0005140008	Sell	7,000	90.511	633,577.00	
14.2.2006 Xetra	Pierre de Weck Global Head PWM	DB shares	514000/ DE0005140008	Sell	27,369	90.16	2,467,589.04	
14.2.2006 off-exchange	Detlef Bindert Group Treasurer	New DB shares	DB0G4P/ DE000DB0G4P0	Sell	15,908	87.27	1,388.291.16	Sale of purchased New DB shares via the DB Global Partnership Plan resulting in pretax gross proceeds of € 195,732.00
14.2.2006 off-exchange	Michael Cohrs Head of Global Banking	New DB shares	DB0G4P/ DE000DB0G4P0	Sell	187,090	87.27	16,327,344.30	Sale of purchased New DB shares via the DB Global Partnership Plan resulting in pretax gross proceeds of € 8,916,709.00
14.2.2006 off-exchange	Anshu Jain Head of Global Markets	New DB shares	DB0G4P/ DE000DB0G4P0	Sell	233,863	87.27	20,409,224.01	Sale of purchased New DB shares via the DB Global Partnership Plan resulting in pretax gross proceeds of € 11,145,911.00
14.2.2006 off-exchange	Anshu Jain Head of Global Markets	New DB shares	DB0G4P/ DE000DB0G4P0	Sell	247,025	87.27	21,557,871.75	Sale of purchased New DB shares via the DB Global Partnership Plan resulting in pretax gross proceeds of € 3,039,396.00
3.2.2006 off-exchange	Anshu Jain Head of Global Markets	DB shares	514000/ DE0005140008	Sell	1,436	86.54	124,271.44	
3.2.2006 off-exchange	Anshu Jain Head of Global Markets	DB shares	514000/ DE0005140008	Sell	31,016	86.39	2,679,472.24	
10.11.2005 Eurex	Detlef Bindert Group Treasurer	Eurex – Call on DB share	514000/ DE0005140008	Sell opening	20	1.19	2,314.70	Underlying instrument: DB share Strike price: € 85.00 Price multiplier: 100 Expiration date: 20.1.2006
20.9.2005 off-exchange	Detlef Bindert Group Treasurer	DB shares	514000/ DE0005140008	Sell	1,000	71.90	71,540.50	
20.9.2005 off-exchange	Detlef Bindert Group Treasurer	DB express certificate	0TZ 775/ XF0000TZ7757	Buy	700	101.50	71,050.00	
25.8.2005 Xetra	Dr. Axel Wieandt Head of Corporate Development	DB shares	514000/ DE0005140008	Sell	1,044	70.46	73,560.24	
19.8.2005 Xetra	Dr. Axel Wieandt Head of Corporate Development	DB shares	514000/ DE0005140008	Sell	1,045	70.66	73,839.70	
3.8.2005 off-exchange	Detlef Bindert Group Treasurer	DB shares	514000/ DE0005140008	Sell	9,822	71.12	698,540.00	Sell of shares purchased via DB Global Partnership Plan

Date and place of transaction	Name	Title of the security or right	WKN/ISIN	Type of transaction	Quantity and nominal	Price in €	Amount in €	Comments
Other executives								
29.3.2005 off-exchange	Kevin Parker Global Head of Asset Management	New DB shares	DB0G1Q/ DE000DB0G1Q4	Sell	233,863	64.43	15,067,793.09	Sell within the DB Global Partnership Plan
23.3.2005 off-exchange	Kevin Parker Global Head of Asset Management	New DB shares	DB0G1Q/ DE000DB0G1Q4	Acquisition by exercise of options	233,863	47.53	11,115,508.39	Purchase within the DB Global Partnership Plan
4.3.2005 off-exchange	Dr. Axel Wieandt Head of Corporate Development	New DB shares	DB0G1Q/ DE000DB0G1Q4	Sell	5,500	65,415	359,782.50	Sell within the DB Global Partnership Plan
2.3.2005 off-exchange	Dr. Axel Wieandt Head of Corporate Development	New DB shares	DB0G1Q/ DE000DB0G1Q4	Acquisition by exercise of options	5,500	47.53	261,415.00	Purchase within the DB Global Partnership Plan
2.3.2005 off-exchange	Prof. Dr. Clemens Jochum Group Chief Technology Officer	New DB shares	DB0G1Q/ DE000DB0G1Q4	Acquisition by exercise of options	5,893	47.53	280,094.29	Purchase within the DB Global Partnership Plan
2.3.2005 Frankfurt	Dr. Michael Kröner Global Head of Tax	DB shares	514000/ DE0005140008	Sell	1,080	67.00	72,360.00	
3.2.2005 Frankfurt	Detlef Bindert Group Treasurer	DB shares	514000/ DE0005140008	Sell	4,000	66.80	267,200.00	

Related Party Transactions
We have business relationships with a number of the companies in which we own significant equity interests. We also have business relationships with a number of companies where members of our Management Board also hold positions on boards of directors. Our business relationships with these companies cover many of the financial services we provide to our clients generally.

We believe that we conduct all of our business with these companies on terms equivalent to those that would exist if we did not have equity holdings in them or management members in common, and that we have conducted business with these companies on that basis in 2005 and prior years. None of these transactions is or was material to us.

Among our business with related party companies in 2005 there have been and currently are loans, guarantees and commitments. All of these lending-related credit exposures (excluding derivatives), which totaled € 3.0 billion (of which € 1.1 billion related to our equity method investment in EUROHYPO AG) as of January 31, 2006,

- were made in the ordinary course of business,
- were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and
- did not involve more than the normal risk of collectibility or present other unfavorable features.

We have not conducted material business with parties that fall outside of the definition of related parties, but with whom we or our related parties have a relationship that enables the parties to negotiate terms of material transactions that may not be available from other, more clearly independent, parties on an arm's-length basis.

EUROHYPO

EUROHYPO AG ("EUROHYPO") resulted from a merger of our mortgage bank subsidiary EUROHYPO Europäische Hypothekenbank der Deutschen Bank AG ("Eurohypo Old") with the mortgage bank subsidiaries of Dresdner Bank AG and Commerzbank AG in 2002. Subsequently, our German commercial real estate financing division, Dresdner Bank AG's U.S.-based real estate investment banking team, and part of our London-based real estate business were transferred to EUROHYPO. After these transactions, we owned 37.72% of the outstanding share capital of EUROHYPO. In November 2005, we entered into a sale and purchase agreement to sell our entire 37.72% stake in EUROHYPO AG to Commerzbank AG for a total consideration of € 2.6 billion. In December 2005, the first tranche of this transaction with a total value of € 0.7 billion was completed, reducing our stake to 27.99%. The remaining tranche of the transaction is expected to be completed in the first quarter of 2006.

We account for our investment in EUROHYPO under the equity method and as such recognize in our income statement our proportional share of the after-tax earnings or losses of EUROHYPO as reported applying U.S. GAAP.

Since the general shareholders meeting of EUROHYPO on May 25, 2005, one member of the supervisory board of EUROHYPO is an employee of Deutsche Bank. One additional member of the supervisory board of EUROHYPO who is an employee of Deutsche Bank resigned from the EUROHYPO board as of that date. Two members of the Management Board of EUROHYPO, including the Spokesman, were members of the management board of Eurohypo Old prior to the merger.

Besides our equity stake, which had a book value of € 1.9 billion at December 31, 2005, we provide EUROHYPO with loans and commitments. Total loans and commitments (including derivative lines) as of December 31, 2005 were € 3.6 billion, of which € 1.7 billion were utilized at that date.

We, Commerzbank AG and Dresdner Bank AG each granted EUROHYPO financial guarantees to protect EUROHYPO against losses resulting from loans each contributed to the new entity up to a fixed maximum amount for the period until December 31, 2006. The maximum amount of the financial guarantees of Commerzbank AG and Dresdner Bank AG were utilized by the end of 2003. By the end of 2005, EUROHYPO had made claims in respect of the full amount of our financial guarantee, which had an initial maximum amount of € 283 million, but we are currently engaged in discussions with EUROHYPO as to whether the preconditions for drawing had been satisfied with respect to almost all of these claims. If such conditions were not satisfied, the portion of the guarantee relating to such claims would be reinstated and available for drawing until December 31, 2006. Furthermore, we held fixed income securities issued by EUROHYPO, classified as securities available for sale, in the amount of € 572 million as of December 31, 2005.

Xchanging etb GmbH

Based on agreements reached in May 2004, we transferred our stake in etb to Xchanging etb GmbH (formerly Zweite Xchanging GmbH), which is located in Germany, and received in turn a 49% non-voting capital stake in Xchanging etb GmbH. The remaining 51% is owned by Xchanging HoldCo No 3 Ltd (UK), a 100% subsidiary of Xchanging B.V. (NL) ('Xchanging'). Founded in 1998, Xchanging is an internationally positioned business process outsourcer and back office services provider, with locations in the UK, France, Germany, the United States and Asia. etb is in general a provider for security settlement services we founded in 1999. The change of control was realized at May 31/June 1, 2004 when Xchanging took over management control and full operational responsibility for etb.

One of the four executive directors of Xchanging etb GmbH is an employee of Deutsche Bank Group (a supervisory board does not yet exist at Xchanging etb GmbH). Additionally, one member of the supervisory board of etb is an employee of ours. Furthermore, two members of the management board of etb were members of the management board of etb prior to the change of control when it was our wholly-owned subsidiary.

The arrangements with etb (under the control of Xchanging) include a 12-year service agreement. This agreement is aimed at reducing our costs for the agreed security settlement services while maintaining control over services provided as well as the desired quality and performance. It also ensures significant investments of Xchanging in order to enhance processes and etb's service delivery platform for additional new clients. In return for the services received, we provide services such as Global Technology and Operations Services and Corporate Real Estate Services to etb, as we did before the transfer. The volume of services received from etb in 2005 amounted to € 125 million while the volume of services provided to etb in 2005 amounted to € 46 million. We account for our investment in Xchanging etb GmbH under the equity method.

In July 2005 we sold a 5% stake in Xchanging etb GmbH to one of the larger clients of etb. Due to our decision to sell the Global Custody business line to State Street Bank in 2003 and further due to internal restructuring activities, we reduced the commitment to receive etb services by € 19 million from 2006 on in December 2005. In accordance with our contractual obligation, we compensated etb for the service volume reduction by a one-time payment.

Related Party Nonaccrual Loans

Aside from our other shareholdings, we hold acquired equity interests in some of our clients arising from our efforts to protect our then-outstanding lending exposures to them.

The table below shows information on loans to related party companies that we have classified as nonaccrual as of December 31, 2005. As such, these nonaccrual loans may exhibit more than normal risk of collectibility or present other unfavorable features. The amounts outstanding disclosed for January 31, 2006 aggregate to € 42 million, down € 19 million or 31% from February 28, 2005. We hold a significant portion of the outstanding equity interests in customers B, D, E and Radio Movil Digital Americas, Inc. noted below and account for these equity interests in our financial statements using the equity method of accounting (as described in Note [1] to the consolidated financial statements). Our participating interests in customers A and C are 10% or more of their voting rights.

in € m.	Amount outstanding as of January 31, 2006	Largest amount outstanding January 1, 2005 to January 31, 2006	Nature of the loan and transaction in which incurred
Customer A	18	33	Comprised of a real estate finance loan bearing interest at 6.27% per annum and guarantees which were honored after the company filed for liquidation bearing no interest. The amounts are payable on demand and interest accrual has been stopped.
Customer B	0	8	Former sale and leaseback transaction bearing interest at 5.2% per annum, for which we have demanded repayment and stopped accruing interest.
Customer C	0	1	Cash loan payable on demand, bearing interest at 8% per annum, for which interest accrual has been stopped.
Customer D	3	3	Long term refinancing of non-recourse lease, bearing interest at 6.9% per annum, maturing June 2019, for which interest accrual has been stopped.
Customer E	4	4	Lease refinancing of movable property bearing interest at 2.25% per annum for which interest accrual has been stopped.
Radio Movil Digital Americas, Inc.	16	17	Cash loan payable on demand, bearing interest at 12% per annum, for which interest accrual has been stopped.

We have not disclosed the names of the customers referred to by letters above because we have concluded that such disclosure would conflict with applicable privacy laws, such as customer confidentiality and data protection laws, and such customers have not waived application of these privacy laws.

Auditing and Controlling

Audit Committee Financial Expert

Our Supervisory Board has determined that Dr. Rolf-E. Breuer and Dr. Karl-Gerhard Eick, who are members of its Audit Committee, are "audit committee financial experts", as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. The audit committee financial experts mentioned above are "independent" of us, as defined in Rule 10A-3 under the U.S. Securities Exchange Act of 1934.

Code of Ethics

In response to Section 406 of the Sarbanes-Oxley Act of 2002, we have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of this code of ethics is available on our Internet website at http://www.deutsche-bank.com/corporate-governance.

Principal Accounting Fees and Services

In accordance with German law, our principal accountants are appointed by our Annual General Meeting based on a recommendation of our Supervisory Board. The Audit Committee of our Supervisory Board prepares the board's recommendation on the selection of the principal accountants. Subsequent to the principal accountants' appointment, the Audit Committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees as well as monitors the principal accountants' independence. At our 2004 and 2005 Annual General Meetings, our shareholders appointed KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, which had been our principal accountants for a number of years, as our principal accountants for the 2004 and 2005 fiscal years, respectively.

The table set forth below contains the aggregate fees billed for each of the last two fiscal years by our principal accountants in each of the following categories: (i) Audit Fees, which are fees for professional services for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years, (ii) Audit-Related Fees, which are fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees, (iii) Tax Fees, which are fees for professional services rendered for tax compliance, tax consulting and tax planning, and (iv) All Other Fees, which are fees for products and services other than Audit Fees, Audit- Related Fees and Tax Fees. These amounts exclude expenses and VAT.

Fee category in € m.	**2005**	2004
Audit fees	42	40
Audit-related fees	9	6
Tax fees	8	15
All other fees	–	–
Total fees	**59**	**61**

Our Audit-Related Fees included fees for accounting advisory, due diligence relating to actual or contemplated acquisitions and dispositions, attestation engagements and other agreed-upon procedure engagements. Our Tax Fees included fees for services relating to the preparation and review of tax returns and related compliance assistance and advice, tax consultation and advice relating to Group tax planning strategies and initiatives and assistance with assessing compliance with tax regulations. Our Other Fees were incurred for project-related advisory services.

United States law and regulations, and our own policies, generally require all engagements of our principal accountants be pre-approved by our Audit Committee or pursuant to policies and procedures adopted by it. Our Audit Committee has adopted the following policies and procedures for consideration and approval of requests to engage our principal accountants to perform non-audited services.

Engagement requests must in the first instance be submitted to our Group Finance Committee, whose members consist of our Chief Financial Officer and senior members of our Controlling and Tax departments. If the request relates to services that would impair the independence of our principal accountants, the request must be rejected. Our Audit Committee has given its pre-approval for specified assurance, financial advisory and tax services, provided the expected fees for any such service do not exceed € 1 million. If the engagement request relates to such specified pre-approved services, it may be approved by the Group Finance Committee, which must thereafter report such approval to the Audit Committee. If the engagement request relates neither to prohibited non-audit services nor to pre-approved non-audit services, it must be forwarded by the Group Finance Committee to the Audit Committee for consideration. In addition, to facilitate the consideration of engagement requests between its meetings, the Audit Committee has delegated approval authority to several of its members who are "independent" as defined by the Securities and Exchange Commission and the New York Stock Exchange. Such members are required to report any approvals made by them to the Audit Committee at its next meeting.

Additionally, United States law and regulations permit the pre-approval requirement to be waived with respect to engagements for non-audit services aggregating no more than five percent of the total amount of revenues we paid to our principal accountants, if such engagements were not recognized by us at the time of engagement and were promptly brought to the attention of our Audit Committee or a designated member thereof and approved prior to the completion of the audit. In each of 2004 and 2005, the percentage of the total amount of revenue we paid to our principal accountants represented by non-audit services in each category that were subject to such a waiver was less than 5%.

Compliance with the German Corporate Governance Code

Declaration of Conformity 2005

The Management Board and Supervisory Board issued a new Declaration of Conformity in accordance with § 161 German Stock Corporation Act (AktG) on October 27, 2005. It stated that Deutsche Bank AG complied with the recommendations of the "Government Commission of the German Corporate Governance Code" since its last Declaration of Conformity dated October 28, 2004 with the following exception:

- For the members of the Management Board and the Supervisory Board, there has been a directors and officers' liability insurance policy, without deductible (Code No. 3.8).

Deutsche Bank will act in conformity with the recommendations oft the "Government Commission of the German Corporate Governance Code" in the version dated June 2, 2005 with the following exception:

- For the members of the Management Board and the Supervisory Board, there is a directors' and officers' liability insurance policy without deductible (Code No. 3.8). This is actually a group insurance policy for a large number of staff members in Germany and abroad. Internationally, a deductible is not common; a differentiation between board members and staff members does not appear to be appropriate.

The Declaration of Conformity is also published on our Internet website at www.deutsche-bank.com/corporate-governance, where you can also find a copy of the German Corporate Governance Code.

Statement on the Suggestions of the German Corporate Governance Code

Deutsche Bank voluntarily complies with the suggestions of the Code in the version dated June 2, 2005, with the following exceptions:

- The representatives appointed by Deutsche Bank to exercise shareholders' voting rights can be reached by those attending the General Meeting until just before voting commences. The representatives are reachable by those not attending until 12 noon on the day of the General Meeting using the instruction tool in the Internet (Code No. 2.3.3). In this manner, the risk of any technical disruptions directly before voting takes place can basically be excluded. The broadcast through the Internet also ends at the latest at this time, which means information useful for non-participants in forming an opinion can no longer be expected thereafter.
- Our broadcast of the General Meeting through the Internet (Code No. 2.3.4) covers the opening of the General Meeting by the Chairman and the report of the Management Board. The shareholders are thus free to hold their discussions with management unencumbered by a public broadcast to a wide audience.
- Until now, all of the members of the Supervisory Board have been elected for a uniform period of office (Code No. 5.4.4). But according to § 9 (1) of the Articles of Association, it is possible to vary the periods of office in future elections.

Supervisory Board

Dr. Rolf-E. Breuer
– Chairman,
Frankfurt am Main

Heidrun Förster*
– Deputy Chairperson,
Deutsche Bank Privat- und
Geschäftskunden AG,
Berlin

Dr. rer. oec.
Karl-Hermann Baumann
Munich
(until May 18, 2005)

Dr. Karl-Gerhard Eick
Deputy Chairman of the Board
of Management of
Deutsche Telekom AG,
Cologne

Klaus Funk*
Deutsche Bank Privat- und
Geschäftskunden AG,
Frankfurt am Main
(until February 1, 2006)

Ulrich Hartmann
Chairman of the Supervisory
Board of E.ON AG,
Düsseldorf

Sabine Horn*
Deutsche Bank AG,
Frankfurt am Main

Rolf Hunck*
Deutsche Bank AG,
Hamburg

Sir Peter Job
London

Prof. Dr.
Henning Kagermann
Chairman and CEO of SAP AG,
Walldorf/Baden

Ulrich Kaufmann*
Deutsche Bank AG,
Düsseldorf

Peter Kazmierczak*
Deutsche Bank AG,
Essen
(from February 1, 2006)

Prof. Dr. Paul Kirchhof
University professor,
Ruprecht-Karls-University
Heidelberg,
Heidelberg

Henriette Mark*
Deutsche Bank AG,
Munich

Margret Mönig-Raane*
Vice President of ver.di
Vereinte Dienstleistungs-
gewerkschaft,
Berlin

Prof. Dr. jur. Dr.-Ing. E. h.
Heinrich von Pierer
Chairman of the Supervisory
Board of Siemens AG,
Erlangen
(from May 18, 2005)

Gabriele Platscher*
Deutsche Bank Privat- und
Geschäftskunden AG,
Braunschweig

Karin Ruck*
Deutsche Bank AG,
Bad Soden am Taunus

Tilman Todenhöfer
Managing Partner of Robert
Bosch Industrietreuhand KG,
Stuttgart

Dipl.-Ing. Dr.-Ing. E. h.
Jürgen Weber
Chairman of the
Supervisory Board of
Deutsche Lufthansa AG,
Hamburg

Dipl.-Ing. Albrecht Woeste
Chairman of the Supervisory
Board and Shareholders'
Committee of Henkel KGaA,
Düsseldorf

Leo Wunderlich*
Deutsche Bank AG,
Mannheim

* elected by the employees

Committees

Chairman's Committee
Dr. Rolf-E. Breuer
– Chairman
Heidrun Förster*
Ulrich Hartmann
Ulrich Kaufmann*

Mediation Committee
Dr. Rolf-E. Breuer
– Chairman
Heidrun Förster*
Ulrich Hartmann
Henriette Mark*

Audit Committee
Dr. Karl-Gerhard Eick
– Chairman from May 18, 2005
Dr. rer. oec
Karl-Hermann Baumann
– Chairman
(until May 18, 2005)
Dr. Rolf-E. Breuer
Heidrun Förster*
Sabine Horn*
Rolf Hunck*
Sir Peter Job
(from May 18, 2005)

Risk Committee
Dr. Rolf-E. Breuer
– Chairman
Dr. rer. oec.
Karl-Hermann Baumann
(until May 18, 2005)
Sir Peter Job
Prof. Dr. Henning Kagermann
Ulrich Hartmann
– Substitute Member
(until May 18, 2005)
Prof. Dr. jur. Dr.-Ing. E. h.
Heinrich von Pierer
– Substitute Member
(from May 18, 2005)
Tilmann Todenhöfer
– Substitute Member
(from May 18, 2005)

* elected by the employees

Advisory Board

Werner Wenning
– Chairman
Chairman of the Board
of Managing Directors of
Bayer AG, Leverkusen

Dr. Kurt Bock
Member of the Group Board
of BASF Aktiengesellschaft,
Ludwigshafen

Carl L. von Boehm-Bezing
Frankfurt am Main

Dr. Karl-Ludwig Kley
Member of the Executive Board
of Deutsche Lufthansa AG,
Cologne

Francis Mer
Bourg-la-Reine

Alexey A. Mordashov
Chairman of the Board
of Directors, Severstal;
Director General, Severstal-Group,
Cherepovets
(from February 13, 2006)

Dr. h. c. August Oetker
General Partner of
Dr. August Oetker KG, Bielefeld

Eckhard Pfeiffer
Houston

Dr. Bernd Pischetsrieder
Chairman of the Board of
Management of
Volkswagen AG, Wolfsburg

Dr. Wolfgang Reitzle
President and CEO of
Linde AG, Wiesbaden

Dr. rer. pol. Michael Rogowski
Chairman of the Supervisory
Board of J. M. Voith AG,
Heidenheim

Håkan Samuelsson
President and CEO of
MAN Aktiengesellschaft,
Munich
(from January 1, 2006)

Maria-Elisabeth Schaeffler
Partner and Chairman of the
Supervisory Board of
INA-Holding Schaeffler KG,
Herzogenaurach
(from May 18, 2005)

Dr. Ronaldo H. Schmitz
Frankfurt am Main
(until May 18, 2005)

Prof. Jürgen E. Schrempp
Munich
(until July 29, 2005)

Dr. Cezary Stypulkowski
President and CEO
PZU SA,
Warsaw
(from January 1, 2006)

Jürgen R. Thumann
President, BDI – Federation of
German Industries,
Chairman of the
Shareholders' Committee
Heitkamp & Thumann KG,
Düsseldorf
(from May 18, 2005)

Dr. Dieter Zetsche
Chairman of the Board of
Management and Head of
Mercedes Car Group of
DaimlerChrysler AG, Stuttgart
(from October 1, 2005)

Group Five-Year Record

Balance Sheet in € m.	**2005**	2004	2003	2002	2001
Total assets	992,161	840,068	803,614	758,355	918,222
Loans, net	151,355	136,344	144,946	167,303	259,838
Liabilities	962,225	814,164	775,412	728,364	878,029
Total shareholders' equity	29,936	25,904	28,202	29,991	40,193
Tier I risk-based capital (BIS)	21,898	18,727	21,618	22,742	24,803
Total risk-based capital (BIS)	33,886	28,612	29,871	29,862	37,058

Income Statement in € m.	**2005**	2004	2003	2002	2001
Net interest revenues	6,001	5,182	5,847	7,186	8,620
Provision for loan losses	374	372	1,113	2,091	1,024
Commissions and fee income	10,089	9,506	9,332	10,834	10,727
Trading revenues, net	7,429	6,186	5,611	4,024	6,031
Other noninterest revenues	2,121	1,044	478	4,503	4,163
Total net revenues	**25,266**	**21,546**	**20,155**	**24,456**	**28,517**
Compensation and benefits	10,993	10,222	10,495	11,358	13,360
Goodwill amortization/impairment and impairment of intangibles	–	19	114	62	871
Restructuring activities	767	400	(29)	583	294
Other noninterest expenses	7,394	6,876	6,819	8,904	12,189
Total noninterest expenses	**19,154**	**17,517**	**17,399**	**20,907**	**26,714**
Income before income tax expense and cumulative effect of accounting changes	**6,112**	**4,029**	**2,756**	**3,549**	**1,803**
Income tax expense	2,039	1,437	1,327	372	434
Reversal of 1999/2000 credits for tax rate changes	544	120	215	2,817	995
Cumulative effect of accounting changes, net of tax	–	–	151	37	(207)
Net income	**3,529**	**2,472**	**1,365**	**397**	**167**

Key figures	**2005**	2004	2003	2002	2001
Basic earnings per share	€ 7.62	€ 5.02	€ 2.44	€ 0.64	€ 0.27
Diluted earnings per share	€ 6.95	€ 4.53	€ 2.31	€ 0.63	€ 0.27
Dividends paid per share in period	€ 1.70	€ 1.50	€ 1.30	€ 1.30	€ 1.30
Return on average total shareholders' equity (post-tax)[1]	12.5%	9.1%	4.7%	1.1%	2.3%
Adjusted return on average active equity (post-tax)[2]	16.2%	10.5%	5.2%	10.2%	7.1%
Cost/income ratio[3]	74.7%	79.9%	81.8%	78.8%	87.6%
BIS core capital ratio (Tier I)	8.7%	8.6%	10.0%	9.6%	8.1%
BIS capital ratio (Tier I + II + III)	13.5%	13.2%	13.9%	12.6%	12.1%
Employees (full-time equivalent)	63,427	65,417	67,682	77,442	86,524

[1] Net income in 2001 is adjusted for amortization of goodwill and other intangible assets.

[2] We calculate this adjusted measure of our return on average total shareholders' equity to make it easier to compare us to our competitors. We refer to this adjusted measure as our "adjusted return on average active equity". However, this is not a measure of performance under U.S. GAAP and you should not compare our ratio to other companies' ratios without considering the differences in calculation of the ratios. The principal items for which we adjust our ratio are the average unrealized net gains on securities available for sale, net of applicable tax effects. In addition we adjust our average total shareholders' equity for the effect of our paying a dividend once a year following its approval by the general shareholders' meeting. Net income used for this calculation is adjusted for the income tax expense from the change in effective tax rate and the reversing effect, for the effect of accounting changes, and in 2001, adjusted for the amortization of goodwill and other intangible assets.

[3] Total noninterest expenses (excluding amortization of goodwill and other intangible assets in 2001) as a percentage of net interest revenues before provision for loan losses plus noninterest revenues (excluding amortization of negative goodwill in 2001).

Declaration of Backing[1]

Deutsche Bank AG ensures, except in the case of political risk, that the following companies are able to meet their contractual liabilities:

DB Investments (GB) Limited, London

Deutsche Asset Management International GmbH, Frankfurt am Main

Deutsche Asset Management Investmentgesellschaft mbH vormals DEGEF Deutsche Gesellschaft für Fondsverwaltung mbH, Frankfurt am Main

Deutsche Australia Limited, Sydney

Deutsche Bank Americas Holding Corp., New York/USA

Deutsche Bank Luxembourg S.A., Luxembourg

Deutsche Bank (Malaysia) Berhad, Kuala Lumpur

Deutsche Bank Polska S.A., Warsaw

Deutsche Bank (Portugal), S.A., Lisbon

Deutsche Bank Rt., Budapest

Deutsche Bank S.A., Buenos Aires

Deutsche Bank S.A. – Banco Alemão, São Paulo

Deutsche Bank S.A./N.V., Brussels

Deutsche Bank, Sociedad Anónima Española, Barcelona

Deutsche Bank Società per Azioni, Milan

Deutsche Bank (Suisse) S.A., Geneva

Deutsche Futures Singapore Pte Ltd., Singapore

Deutsche Morgan Grenfell Group plc, London

Deutsche Securities Asia Limited, Hong Kong

Deutsche Securities Limited, Hong Kong

DWS Holding & Service GmbH, Frankfurt am Main

DWS Investment GmbH, Frankfurt am Main

DWS Investment S.A., Luxembourg

OOO Deutsche Bank, Moscow

Schiffshypothekenbank zu Lübeck Aktiengesellschaft, Hamburg

[1] Companies with which a profit and loss transfer agreement exists are marked in the List of shareholdings.

Glossary

Adjusted return on average active shareholders' equity
An adjusted measure to make it easier to compare us to our competitors. The principal item for which we adjust our Return on equity is the aggregate unrealized gains and losses (including tax effect) in our portfolio of shareholdings in publicly-listed industrial companies. We include realized gains and losses (net of tax effect) in active equity from the time those shareholdings are sold and the related gains are employed by our businesses. → Return on average total shareholders' equity (RoE).

Alternative assets/investments
Direct investments in → Private equity, venture capital, mezzanine capital, real estate capital investments and investments in leveraged buyout funds, venture capital funds and → Hedge funds.

Asset-backed securities
Particular type of securitized payment receivables in the form of tradable securities. These securities are created by the repackaging of certain financial assets → (Securitization).

Back-testing
Back-testing is used to verify the predictive power of the → Value-at-risk model. Hypothetical daily profits and losses are compared with the estimates we had forecasted using the → Value-at-risk model.

Banking book
All risk positions that are not allocated to the → Trading book.

BIS capital ratio
Key figure for international banks expressing in % the ratio between their capital and their risk-weighted position for regulatory purposes. The minimum total capital ratio to be complied with is 8% and the minimum core capital ratio 4%.

BIS
Bank for International Settlements domiciled in Basel.

Broker/brokerage
Brokers accept orders to buy and sell securities from banks and private investors and execute them on behalf of the customer. For this activity, the broker usually receives a commission.

Buyout
Purchase (in full or in part) of a company or specific corporate activities.

Capital according to BIS
Capital recognized for regulatory purposes according to the Basel Capital Adequacy Accord of 1988 (last amended in January 1996) for international banks.
Total capital consists of:

- core capital or Tier I capital: primarily share capital, reserves and hybrid capital components,
- supplementary capital or Tier II capital: primarily participatory capital, long-term subordinated debt, unrealized gains on listed securities and other inherent loss allowances,
- Tier III capital: mainly short-term subordinated debt and excess Tier II capital.

Supplementary capital is limited to 100% of core capital and the amount of long-term subordinated debt that can be recognized as supplementary capital is limited to 50% of core capital.

Cash flow statement
Calculation and presentation of the cash flow generated or consumed by a company during a financial year as a result of its business, investing and financing activities, and reconciliation of holdings of cash and cash equivalents (cash reserve) at the beginning and end of a financial year.

Cash management
Refers to the management of liquid assets in dollars, euro and other currencies for companies and financial institutions to optimize financial transactions.

Cash margin receivables/payables
Balances placed by/placed with Deutsche Bank at/by → broker-dealers and clearing organizations for clearing purposes.

Clearing
The process of transmitting, reconciling and, in some cases, confirming payment orders.

Comprehensive income
Change of equity excluding transactions with shareholders (e.g. dividends, issuance of shares). It consists primarily of net income and → Other comprehensive income.

Confidence level
In the framework of the → Value-at-risk concept it is the level of probability that the loss stated by the → Value-at-risk will arise in the respective interval.

Cost/income ratio
In general: a ratio expressing a company's cost effectiveness which sets operating expenses in relation to operating income.

Country risk
The risk that we may suffer a loss, in any given country, due to political and social unrest, nationalization and expropriation of assets, government repudiation of external indebtedness, exchange controls and currency depreciation or devaluation.

Credit default swap
An agreement between two parties whereby one party pays the other a fixed coupon over a specified term. The other party makes no payment unless a specified credit event such as a default occurs, at which time a payment is made and the swap terminates.

Credit derivatives
Financial instruments with which → Credit risk connected with loans, bonds or other risk-weighted assets or market risk positions is transferred to parties providing protection. This does not alter or re-establish the underlying credit relationship of the original risk-takers (parties selling the credit risks).

Credit risk
Risk that customers may not be able to meet their contractual payment obligations. Credit risk includes default risk, → Country risk and settlement risk.

Custody
Custody and administration of securities as well as additional securities services.

Deferred taxes
Tax charges and accruals allocated for payment in a later financial year. Deferred taxes reflect the temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax purposes.

Derivatives
Products whose value derives largely from the price, price fluctuations and price expectations of an underlying instrument (e.g. share, bond, foreign exchange or index). Derivatives include → Swaps, → Options and → Futures.

Earnings per share
Key figure determined according to → U.S. GAAP and expressing a company's net income in relation to the average number of common shares. Apart from basic earnings per share, diluted earnings per share must also be reported if the conversion and exercise of outstanding stock options, share awards and convertible bonds could increase the number of shares.

E-commerce
The total volume of all electronic data exchange in connection with commercial activities: information flows and transactions with products or services. E-commerce covers relations between companies, between companies and public authorities and between companies and private individuals. E-commerce uses various forms of data transmission (telephone, television, data networks).

Economic capital
A figure which states with a high degree of certainty the amount of equity capital we need at any given time to absorb unexpected losses arising from current exposures. It must be clearly distinguished from reported capital and reserves.

Emerging markets
Expanding markets in developing nations, primarily financial markets.

Equity capital markets
Primarily, activities connected with a company's IPO or the placement of new shares. It also covers the privatization of state-owned companies.

Equity method
Valuation method for investments in companies over which significant influence can be exercised regarding operating and financial policies. The pro-rata share of the company's net income (loss) increases (decreases) the carrying value of the investment affecting net income. Distributions decrease the carrying value of the investment without affecting net income.

Event risk scenarios
Scenarios representing important events, e.g. large movements in interest or exchange rates.

Expected loss
Measurement of the default loss to be expected in our loan portfolio within one year on the basis of historical loss data.

Exposure
The amount which the bank may lose in case of losses incurred due to risks taken, e.g. in case of a borrower's or counterparty's default.

Fair value
Amount at which assets or liabilities would be exchanged between knowledgeable, willing and independent counterparties. Fair value is often identical to market price.

Futures
Forward contracts standardized with respect to quantity, quality and delivery date, in which an instrument traded on the money, capital, precious metal or foreign exchange markets, is to be delivered or taken receipt of at an agreed price at a certain future time. Cash settlement is often stipulated for such contracts (e.g. futures based on equity indices) to meet the obligation (instead of delivery or receipt of securities).

General business risk
Risk arising from changes in general business conditions, such as market environment, client behavior and technological progress. These factors can affect our earnings if we are unable to adjust quickly to changes in them.

Goodwill
The amount which the buyer of a company pays, taking account of future earnings, over and above the → Fair value of the company's individually identifiable assets and liabilities.

Hedge accounting
Financial reporting of hedging relationships (formation of valuation units) which are subject to certain conditions.

Hedge fund
A fund whose investors are generally institutions and wealthy individuals. Hedge funds can employ strategies which mutual funds are not permitted to use. Examples include short selling, leveraging and → Derivatives. Since there is a legal restriction to a maximum of 100 investors in the U.S.A., the minimum investment is typically U.S.$ 1 million. Hedge fund returns are often uncorrelated with traditional investment returns.

IFRS (International Financial Reporting Standards)/previously IAS (International Accounting Standards)
Financial Reporting Rules of the International Accounting Standards Board to ensure globally transparent and comparable accounting and disclosure. Main objective is to present information that is useful in making economic decisions, mainly for investors.

Investment banking
Generic term for capital market-oriented business. This includes primarily the issuing and trading of securities and their → Derivatives, interest and currency management, corporate finance, M&A advisory, structured finance and → Private equity.

Late-stage private equity
Investments in unlisted companies which belong to the category of "more mature" corporate investment opportunities in terms of age and positive cash flow.

Liquidity risk
Risk to our earnings and capital arising from the bank's potential inability to meet matured obligations without incurring unacceptably high losses.

Management buyout
Purchase of a company's entire outstanding shares by its management, thereby ending the company's listing.

Market risk
Arises from the uncertainty concerning changes in market prices and rates (including interest rates, share prices, foreign exchange rates and commodity prices), the correlations among them and their levels of volatility.

Mark-to-market valuation
Valuation at current market prices. Applies, for instance, to trading activities (→ Trading revenues).

Mezzanine
Flexible, mixed form of financing comprising equity and debt capital.
Here: long-term subordinated financing instrument used to finance growth while at the same time strengthening the borrower's economic equity capital base.

Monte Carlo simulation
A Monte Carlo simulation is a model that calculates the gain or loss from a transaction by analyzing a large number of different market scenarios (e.g.10,000).

Netting agreements
Contracts between two parties that under certain circumstances – e.g. insolvency – mutual claims from outstanding business can be offset against each other. The inclusion of a legally binding netting agreement reduces the default risk from a gross to a net amount.

Operational risk
Potential for incurring losses in relation to employees, project management, contractual specifications and their documentation, technology, infrastructure failure and disasters, external influences and customer relationships. This definition includes legal and regulatory risk.

Option
Right to purchase (call option) or sell (put option) a specific underlying (e.g. security or foreign exchange) from or to a counterparty (option seller) at a predetermined price on or before a specific future date.

OTC derivatives
Nonstandardized financial instruments (→ Derivatives) not traded on a stock exchange, but directly between market participants (over the counter).

Other comprehensive income
Primarily includes unrealized gains and losses on foreign currency translation and on → Securities available for sale. These unrealized gains and losses are not included in net income but reported in accumulated other comprehensive income in shareholders' equity.

Passive asset management
This business includes funds that track a variety of financial indices worldwide. The objective of passive asset management is to create a portfolio that replicates the risk and total return characteristics of the relevant index while keeping the transaction costs associated with the trading of securities as low as possible.

Portfolio
In general: part or all of one or all categories of asset (e.g. securities, loans, equity investments or real estate). Portfolios are formed primarily to diversify risk.
Here: combination of similar transactions, especially in securities and/or → Derivatives, under price risk considerations.

Private banking
Business with investment-oriented and high net worth clients.

Private equity
Equity investment in non-listed companies. Examples are venture capital and buyout funds.

Probability of default
States the expected average probability of counterparty default, based on a statistical analysis of historical defaults in our → Portfolio.

Projected unit credit method
An accrued benefit valuation method, according to SFAS 87, used to determine the actuarial present value of an enterprise's defined benefit obligations and the related current service cost. This method takes into account the expected rates of salary increases, for instance, as the basis for future benefit increases. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the balance sheet date on high quality corporate bonds.

Rating
External: standardized evaluation of issuers' credit standing and debt instruments, carried out by specialized agencies.
Internal: detailed risk assessment of every → Exposure associated with an obligor.

Receivables/payables related to prime brokerage
Receivables/payables related to prime brokerage are amounts owed to/owed by Deutsche Bank from activities such as acting as settlement agent, custody provider, financing/funding provider and preparer of account statements for clients who are money managers, → hedge funds, market makers and other professional investors.

Registered shares
Shares registered in a person's name. As required under joint stock company law, that person is registered in the share register with several personal details and the number of shares owned. Only those persons entered in the share register are deemed to be shareholders of the company and are entitled, for instance, to exercise rights at the General Meeting.

Relationship management
In general: together with product specialists, qualified relationship managers look after selected corporate customers in a defined market segment.
Here: a coverage approach in national and international business with corporate customers.

Repo (repurchase agreement)
An agreement to repurchase securities sold (genuine repurchase agreement where the asset remains the seller's property). From the buyer's viewpoint, the transaction is a reverse repo.

Return on average total shareholders' equity (RoE)
In general: ratio showing the income situation of a company, setting profit (net income) in relation to capital employed.
Here: net income as a percentage of average capital employed over the year → Adjusted return on average active shareholders' equity.

Risk position according to BIS
The risk position according to → BIS is made up of risk-weighted assets, comprising above all the counterparty risks in the → Banking book and the → Trading book, and the market risk equivalent for interest, foreign exchange, equity and commodity price risks.
While the risk-weighted assets are calculated on the basis of regulatory standard methods, the market risk equivalent corresponds to 12.5 times our → Value-at-risk figure (99% → Confidence level and ten days holding period), which is calculated on the basis of our regulatorily recognized internal models and scaled up with a bank-specific multiplier (at least 3).

Sarbanes-Oxley-Act (SOX)
U.S. capital market law passed in 2002 to strengthen corporate governance and restore investor confidence in response to a number of major corporate and accounting scandals. Legislation establishes new or enhanced standards ranging from additional Corporate Board responsibilities to criminal penalties for all companies that have listed their shares on a U.S. stock exchange.

Securities available for sale
Securities which are not held for trading purposes and (in case of debt securities) are not held to maturity. They are reported in the balance sheet at their → Fair value. Changes in → Fair value are generally reported in → Other comprehensive income in shareholders' equity. Declines in → Fair value below their amortized cost that are deemed to be other than temporary and realized gains and losses are reported in the consolidated statement of income.

Securitization
In general: rights evidenced by securities (e.g. shares or bonds).
Here: replacing loans or financing various kinds of claims by issuing securities (such as bonds or commercial paper).

Segment information
Disclosure of a company's assets and income, broken down by activity (division) and geographical area (region).

Shareholder value
Management concept that focuses strategic and operational decision-making on the steady growth of a company's value. The guiding principle is that only returns above the cost of capital add value for shareholders.

Swaps
In general: exchange of one payment flow for another.
Interest rate swap: exchange of interest payment flows in the same currency with different terms and conditions (e.g. fixed or floating).
Currency swap: exchange of interest payment flows and principal amounts in different currencies.

Trading book
A bank-regulatory term for positions in financial instruments, shares and tradable claims held by a bank which are intended for resale in the short term to benefit from price and interest rate fluctuations. This also includes business that is closely associated with trading book positions (e.g. for hedging purposes). Risk positions not belonging to the trading book are shown in the → Banking book.

Trading revenues
Balance of realized and unrealized gains and losses on the positions held in the trading portfolio and net interest revenues on → Derivatives held for trading purposes. Trading generally reflects frequent buying and selling, i.e. the positions are taken with the objective of generating profits on short-term differences in price.

Trust preferred securities
Hybrid capital instruments characterized by profit-related interest payments. Under banking regulations they are part of core capital if interest payments are not accumulated in case of losses (non cumulative trust preferred securities) and if the instruments do not have a stated maturity date or if they are not redeemable at the option of the holder. Otherwise they are included in supplementary capital (e.g. cumulative trust preferred securities).

U.S. GAAP (United States Generally Accepted Accounting Principles)
U.S. accounting principles drawn up by the Financial Accounting Standards Board (FASB) and the American Institute of Certified Public Accountants (AICPA). In addition, the interpretations and explanations furnished by the Securities and Exchange Commission (SEC) are particularly relevant for companies listed on the stock exchange. As in the case of → IFRS the main objective is to provide decision useful information, especially for investors.

Value-at-risk
Value-at-risk measures, for a given → Portfolio, the potential future loss (in terms of market value) that, under normal market conditions, will not be exceeded in a given period and with a given → Confidence level.

Impressum/Publications

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
Germany
60262 Frankfurt am Main
Telephone: +49 69 9 10-00
deutsche.bank@db.com

Investor Relations:
+49 69 9 10-3 80 80
db.ir@db.com

The Annual Review 2005 and Financial Report 2005 on the Internet:
www.deutsche-bank.com/05

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this presentation that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our Business Realignment Program, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 24 March 2005 in the section "Risk Factors." Copies of this document are available upon request or can be downloaded from www.deutsche-bank.com/ir

We will be happy to send you the following publications relating to the financial statements.
Please note that Deutsche Bank Group's annual report consists of two separate sections: Annual Review 2005 and Financial Report 2005.

Annual Review 2005
(German and English)

Financial Report 2005
(German and English)

Form 20-F 2005 (English)

Annual Financial Statements and Management Report of Deutsche Bank AG 2005
(German and English)

List of mandates 2005
(German and English)

List of shareholdings 2005
(German and English)

List of Advisory Council Members 2005
(German)

Corporate Social Responsibility – Report 2005
(German and English)

How to order:

- by e-mail to deutsche-bank@pks-direkt.de
- on the Internet at www.deutsche-bank.com/05
- by fax to +49 69 95 0095 29
- by phone to +49 69 95 00 95 30
- by mail from:
  Deutsche Bank AG
  Leser-Service-PKS
  60262 Frankfurt am Main
  Germany

Financial Calendar for 2006/2007

May 3, 2006	Interim Report as at March 31, 2006
June 1, 2006	General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)
June 2, 2006	Dividend payment
August 1, 2006	Interim Report as at June 30, 2006
November 1, 2006	Interim Report as at September 30, 2006
May 8, 2007	Interim Report as at March 31, 2007
May 24, 2007	General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)
May 25, 2007	Dividend payment
August 1, 2007	Interim Report as at June 30, 2007
October 31, 2007	Interim Report as at September 30, 2007

003 83304 04 · 3/06

Annual Review 2005

Deutsche Bank

Deutsche Bank

The Group at a Glance

	2005	2004
Share price at period end	€ 81.90	€ 65.32
Share price high	€ 85.00	€ 77.77
Share price low	€ 60.90	€ 52.37
Dividend per share (proposed for 2005)	€ 2.50	€ 1.70
Basic earnings per share	€ 7.62	€ 5.02
Diluted earnings per share[1]	€ 6.95	€ 4.53
Average shares outstanding, in m., basic	463	493
Average shares outstanding, in m., diluted	509	532
Return on average total shareholders' equity (post-tax)	12.5%	9.1%
Adjusted return on average active equity (post-tax)[2,3]	16.2%	10.5%
Pre-tax return on average total shareholders' equity	21.7%	14.8%
Pre-tax return on average active equity[3]	24.3%	16.3%
Pre-tax return on average active equity (per target definition)[3,4]	24.7%	–
Cost/income ratio[5]	74.7%	79.9%
	in € m.	in € m.
Total revenues	25,640	21,918
Provision for loan losses	374	372
Total noninterest expenses	19,154	17,517
Income before income tax expense and cumulative effect of accounting changes	6,112	4,029
Net income	3,529	2,472
	Dec 31, 2005 in € bn.	Dec 31, 2004 in € bn.
Total assets	992	840
Loans, net	151	136
Shareholders' equity	29.9	25.9
BIS core capital ratio (Tier I)	8.7%	8.6%
	Number	Number
Branches	1,588	1,559
thereof in Germany	836	831
Employees (full-time equivalent)	63,427	65,417
thereof in Germany	26,336	27,093
Long-term rating		
Moody's Investors Service, New York	Aa3	Aa3
Standard & Poor's, New York	AA–	AA–
Fitch Ratings, New York	AA–	AA–

[1] Including effect of dilutive derivatives, net of tax.

[2] Net income of € 3,529 million for 2005 and € 2,472 million for 2004 is adjusted for the reversal of 1999/2000 credits for tax rate changes of € 544 million for 2005 and € 120 million for 2004.

[3] We calculate this adjusted measure of our return on average total shareholders' equity to make it easier to compare us to our competitors. We refer to this adjusted measure as our "return on average active equity". However, this is not a measure of performance under U.S. GAAP and you should not compare our ratio to other companies' ratios without considering the differences in calculation of the ratios. The items for which we adjust the average shareholders' equity of € 28,201 million for 2005 and € 27,194 million for 2004 are the average unrealized net gains on securities available for sale, net of applicable tax effects of € 2,023 million for 2005 and € 1,601 million for 2004 and the average dividends of € 1,048 million for 2005 and € 815 million for 2004. The dividend is paid once a year following its approval by the general shareholders' meeting.

[4] Our pre-tax Return on Equity target is defined as pre-tax income on a reported U.S. GAAP basis (2005: € 6,112 million) adjusted for restructuring charges (2005: € 767 million) and substantial gains from industrial holdings (2005: € 666 million) divided by average active equity (2005: € 25,130 million).

[5] Noninterest expenses as a percentage of net interest revenues before provision for loan losses plus noninterest revenues.

Our identity

We are a leading global investment bank with a strong and profitable private clients franchise. Our businesses are mutually reinforcing. A leader in Germany and Europe, we are powerful and growing in North America, Asia and key emerging markets.

Our Mission

We compete to be the leading global provider of financial solutions for demanding clients creating exceptional value for our shareholders and people.

A Passion to Perform

This is the way we do business. We pursue excellence, leverage unique insights, deliver innovative solutions and build long-term relationships.

A Passion to Perform

Letter from the Chairman of the Management Board

Ladies and Gentlemen,

The world economy proved to be very robust last year, growing by 4.5%. In the European Union the economy grew by 1.5%. Only Germany lagged significantly behind the other countries and regions with a growth rate of 0.9%. The capital markets developed better than expected. The Nikkei index gained 40%, and the DAX an impressive 27%. Confidence in the international financial markets has returned.

We took full advantage of this environment, thanks to our global positioning. In fact, Deutsche Bank enjoyed a record year in 2005. We were highly successful in further developing the bank, and we achieved a 25% pre-tax return on average active equity according to our target definition. Credit for this success goes to more than 63,000 highly motivated staff.

We delivered a remarkable improvement in our performance thanks to strict control of costs, modest requirements for risk provisioning and continued revenue growth. Deutsche Bank's net revenues grew by 17% versus 2004, to nearly € 26 billion. Pre tax profit grew even faster, rising by 52%, or € 2.1 billion, to € 6.1 billion. These results include special expenses totaling € 1.5 billion for restructuring and for legal provisions and also for the "grundbesitz-invest" case. These expenses are counter-balanced by one-time gains of € 800 million primarily from the further reduction of our stake in DaimlerChrysler. Net income increased by an outstanding 43% to € 3.5 billion.

Earnings per share growth was even stronger, rising by 53% to € 6.95 on a diluted basis. Our shareholders will enjoy the benefits of this increase. First, because we have continued our share-buy-backs. Second, because we recommend to the Annual General Meeting on 1 June 2006 an increase of the dividend by 80 cents to € 2.50 per share. This would mean the dividend will have nearly doubled in three years.

All businesses and regions contributed to the excellent performance of 2005. Our Group Division Corporate and Investment Bank (CIB) generated record revenues and profits. Revenues were € 15.9 billion or 19% up versus 2004. Underlying pre-tax profit grew even more, by 57% to € 4.8 billion. Several factors contributed to these good results. In sales and trading we increased revenues by 21%. Here our unique business model, which emphasizes high-value and customized solutions, performed very well – not only in good market conditions but also in challenging markets, both of which we experienced in 2005. We were also very successful with our origination and corporate advisory businesses, where revenues increased by 19%. Results in Global Transaction Banking, the third pillar of our CIB franchise, were particularly gratifying. With close client relationships and stable revenues in this area, this division of CIB represents an especially attractive business. Its underlying profitability nearly doubled in 2005.

In recognition of our outstanding performance in CIB, Deutsche Bank was awarded – for the second time since 2003 – the title "Bank of the Year" by International Financing Review. Furthermore, in the important Asian markets, we were named

"Asia Bank of the Year" by IFR Asia, while Risk Magazine named us "Derivatives House of the Year". All our staff members have every right to be proud of these awards.

Our Group Division Private Clients and Asset Management (PCAM) grew underlying net revenues by 6% to € 8.5 billion in 2005. Underlying pre-tax profit grew strongly, by 16% to € 1.7 billion. Last year, net revenues from investment management were up 10% to € 5 billion. We grew assets by 16%, with asset growth coming above all from private clients rather than institutional clients. Last year's reorganization of Asset Management, comprising our mutual fund and institutional asset management businesses, clearly moved us forward and improved the quality of our earnings. Here as well, we received accolades for our performance. DWS was awarded the title of "Best German Mutual Fund Company", for the eleventh year in a row.

Deutsche Bank is exceptionally well equipped to face the future. We have the right strategy and the right growth dynamics. And we have clear targets for our core businesses. In CIB we aim to build on our strong global position, expanding our leading position in Europe, and reaching a top position in the U.S. For this reason, we intend to further expand our coverage for global corporate clients and specific industry sectors. In transaction banking, the acquisition of JPMorgan's depository and clearing business in the United Kingdom ideally supplements the platform of our trust and securities services business.

Furthermore, we are expanding our CIB presence in growth regions. For example, we signed an agreement to acquire a 49% stake in the Mexican mortgage bank Fincasa Hipotecaria. In Turkey we bought the remaining 60% in the brokerage firm Bender Securities, and in Russia the remaining 60% of United Financial Group, making us one of the leading investment banks in both countries. In Saudi Arabia we formed a joint venture with Al Azizia Commercial Investment Company. In Australia we entered into a joint venture with Wilson HTM, one of that country's leading investment advisors.

In Asset Management and Private Wealth Management we also have global objectives. Our aim is to continue to grow and to position Deutsche Bank as one of the leading asset managers in the world. Last year we established a global, product-oriented business model. In particular we see further potential in higher margin products. In China, we entered into a joint venture with Harvest Asset Management, one of the leading local asset managers in this important growth market. As part of the restructuring of Asset Management, we sold our institutional franchise in the United Kingdom and smaller units in the U.S.

Our mutual fund business in the United States has operated until now as Scudder Investments. In order to better exploit Scudder's potential, we are now restructuring it and integrating it into our global mutual funds business. Given the tremendous success DWS has enjoyed in Germany and Europe, we plan to operate our entire global mutual fund business under the DWS brand from now on. The new brand name DWS Scudder was launched at the beginning of 2006.

In our business with high net worth private clients we are well positioned for further growth. We intend to expand our market share in the more mature markets of Western Europe and North America. At the same time, we will strive to capture new clients in the emerging markets of Asia, the Middle East and Eastern Europe, and seize opportunities for growth in Latin America. To ensure high quality client coverage, we will continue to invest in training for our staff and selected hiring of experienced advisors.

In our retail banking business we follow a multi-country strategy. In Germany, we strengthened our distribution power with 750 new client advisors. We are the first bank in this country to offer loans to students with the aim of retaining this promising target group as long-term clients. We concluded an exclusive partnership agreement with ADAC, Germany's leading automobile club. Initially, we are offering special savings products to ADAC's 15 million-plus members. Furthermore, we aim to continue our growth in consumer finance. We are already very successful in this business in Italy, and accordingly we have established our center of competence for consumer finance in that country. In Poland we will nearly double our branch network. In India we opened eight branches in the five largest cities in the fourth quarter of 2005. We hired 435 staff members, including 270 financial advisors, and we have made a very promising start to our business there. In China we gained access to the enormous growth potential of the retail market through our cooperation with Hua Xia Bank.

Deutsche Bank is well positioned, both in its home market Germany and globally. We have a presence, and a competitive position, in all important growth markets. This has already delivered very good results. We will continue down this path. With our global reach, our financial strength, and the expertise of our staff we will maintain and build out Deutsche Bank's position as one of the world's leading global financial institutions.

Our target is to achieve, over the cycle, a sustainable profitability of 25% pre-tax return on equity as well as a double-digit growth rate of earnings per share. Based on our current outlook for the world's capital markets and global economy, we are confident of maintaining, in 2006, the good progress we made last year.

Yours sincerely,

Josef Ackermann

Josef Ackermann
Chairman of the Management Board and
the Group Executive Committee

Frankfurt am Main, March 2006

Group Executive Committee



Michael Cohrs, born 1956,
Head of Global Banking.

Jürgen Fitschen, born 1948,
Head of Regional Management worldwide and Chairman of the Management Committee Germany.

Anshu Jain, born 1963,
Head of Global Markets.

Tessen von Heydebreck*, born 1945,
Board member since 1994. Chief Administrative Officer, responsible for Corporate Cultural Affairs, Human Resources, Legal, Compliance and Audit.

Clemens Börsig*, born 1948,
Board member since 2001. Chief Financial and Risk Officer, responsible for Controlling, Tax and Capital Market Communications/Investor Relations as well as for Risk Management and Corporate Security.



Josef Ackermann*, born 1948,
Board member since 1996. Chairman of the Management Board and the Group Executive Committee, responsible for Corporate Development, Corporate Communications as well as Economics and Treasury.

Hermann-Josef Lamberti*, born 1956,
Board member since 1999. Chief Operating Officer, responsible for Cost and Infrastructure Management, Information Technology, Operations, Building and Facilities Management as well as Purchasing.

Pierre de Weck, born 1950,
Head of Private Wealth Management.

Kevin Parker, born 1959,
Head of Asset Management.

Rainer Neske, born 1964,
Head of Private & Business Clients.

* Member of the Management Board of Deutsche Bank AG.
From left to right.

Corporate profile

Our objective: profitable growth

Management structure. The Management Board of Deutsche Bank AG has as its prime responsibility the strategic management, resource allocation, financial accounting and disclosure, risk management and control of the Group. It also performs its management and oversight duties through functional committees which are chaired by its members, and is supported in these duties by the Corporate Center. The Chairman of the Management Board (Chief Executive Officer) also holds the office of Chairman of the Group Executive Committee (GEC).

Group Executive Committee

The GEC is made up of the members of the Management Board, the heads of the five core businesses, and the Head of Regional Management. The GEC supports the Management Board in its decision-making. At regular meetings, it reviews developments within the businesses, discusses matters of Group strategy and formulates recommendations for the Management Board.

Responsibility for the operational management of the Group's core businesses lies with the respective Divisional Committees.

Group Divisions. Deutsche Bank comprises three Group Divisions: the Corporate and Investment Bank (CIB), Private Clients and Asset Management (PCAM) and Corporate Investments (CI).

Our management structure

Functional Committees

Alternative Assets | Asset/Liability | Compliance | Finance
Human Resources | Investment | IT & Operations | Risk

Group Executive Committee

Management Board
Heads of Businesses/Regions

Divisional Committees

Corporate and Investment Bank | Corporate Investments | Private Clients and Asset Management

Regional Management Committees

Corporate and Investment Bank. CIB is responsible for Deutsche Bank's capital markets business, including the origination, sales and trading of capital markets products, together with our corporate advisory, corporate lending and transaction banking businesses. Our clients are institutions, both private and public sector, including sovereign states and supranational bodies, together with global and multinational corporations, medium-sized and small businesses. The delivery of CIB's products and services to both corporate and institutional clients is co-ordinated by dedicated relationship managers. CIB is subdivided into two Corporate Divisions: Corporate Banking & Securities and Global Transaction Banking.

Realignment

Corporate Banking & Securities covers Deutsche Bank's sales and trading, capital market origination, corporate advisory and corporate financing businesses. Since the beginning of 2005, these activities have been realigned into two Business Divisions, Global Markets and Corporate Finance, in order to provide a more integrated response to the complex requirements of our demanding clients.

Global Transaction Banking covers Deutsche Bank's cash management, clearing, trust & securities services and trade finance businesses. Corporate Finance and Global Transaction Banking are together named Global Banking.

Private Clients and Asset Management. PCAM comprises two Corporate Divisions: Asset and Wealth Management and Private & Business Clients.

Sizeable Investment Management Business

Asset and Wealth Management comprises two Business Divisions: Asset Management and Private Wealth Management. Asset Management provides insititutional clients with a full range of services including traditional asset management, sophisticated absolute return strategies and specialist real estate asset management, and provides retail clients across the globe with mutual fund products through our DWS Investments and DWS Scudder franchises. Private Wealth Management serves high net worth individuals and families worldwide with a fully-integrated wealth management service embracing portfolio management, tax advisory, inheritance planning and philanthropic advisory services.

Private & Business Clients (PBC) provides private individuals and businesses with a full range of traditional banking products, from current accounts through to deposits and loans, and with investment management products and services. PBC operates in three core markets, Germany, Italy and Spain, and is currently expanding into important emerging markets in Europe and Asia.

Corporate Investments. Group Division Corporate Investments covers our industrial shareholdings, other holdings and bank-occupied real estate assets, private equity and venture capital activities.

Delivering on profit target

Successful delivery on financial and strategic priorities. In 2005 Deutsche Bank successfully delivered on its stated financial objective of 25% pre-tax return on average active equity (per target definition). This achievement reflected the success of the Group's transformation and profitable growth strategies, and disciplined execution of the Group's Business Realignment Program during 2005. Deutsche Bank's performance in 2005 reflected four fundamental priorities:

Maintaining strict cost, capital and risk discipline. In 2005, we reduced the cost/income ratio to 75% as revenues grew almost twice as fast as costs. We also maintained capital strength, with a BIS core capital ratio of 8.7%, at the upper end of our target range of between 8% and 9%, despite a substantial increase in risk-weighted assets to support business growth, continued share buybacks and a recommended dividend increase of 47% to € 2.50 per share.

Consolidating a leadership position

Capitalizing on global leadership in CIB. Deutsche Bank is one of the world's leading investment banks. We have an outstanding platform with leading market shares in high-value, high-quality products and services and scale positions in all major business lines and regions. In 2005, we consolidated our leadership position, outperforming leading international peers in both favourable and challenging conditions.

Delivering profitable growth in PCAM. In 2005, PCAM delivered a significant improvement in profitability and revenue growth, thanks to continued success in PBC, disciplined reorganization efforts within Asset Management, and substantial flow of new client money in key parts of our investment management platform.

Establishing Deutsche Bank as the most reputable brand. Deutsche Bank is one of the best-known brands in our industry, with a franchise based on a clear identity. We are a world-leading investment bank with a strong and profitable private clients franchise. With mutually-supporting core businesses, we are a leader in Europe, with powerful and growing positions in the Americas, Asia and key emerging markets.

Reorganization to accelerate profitable growth. During 2005, we substantially completed the Business Realignment Program which we announced in the Autumn of 2004. We streamlined the structure of our businesses, sharpened our focus on the rapidly evolving needs of our clients and empowered our management in key regions. In recognition of our achievements in 2005, International Financing Review awarded Deutsche Bank the prestigious accolade of "Bank of the Year" – for a remarkable second time in three years.

"Bank of the Year"

Over the cycle as a whole, we aim to maintain a pre-tax return on equity of 25%. Furthermore, we are aiming for double-digit earnings per share growth. These two objectives, in combination, reflect our clear focus on growth for our shareholders which is both profitable and sustainable.

Global presence



Directory of Deutsche Bank Offices on the Internet: www.deutsche-bank.com/offices

Corporate governance

Responsible, value-driven management and control of Deutsche Bank

Broad basis for Governance

Effective corporate governance is an essential part of our identity. The fundamental basis for this is provided by, first and foremost, the German Stock Corporation Act and the German Corporate Governance Code, which was most recently updated in June 2005 to include recommendations that strengthen, in particular, the independence of the Supervisory Board. Since our share is also listed on the New York Stock Exchange, we are subject to the relevant U.S. capital market legislation as well as the rules of the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE). Our Corporate Governance Officer, CFO Clemens Börsig, has monitored the implementation of and compliance with corporate governance standards and reported on this to the Supervisory Board on March 18, 2005.

We ensure the responsible, value-driven management and control of Deutsche Bank through our system of corporate governance, which has four key elements: good relations with shareholders; effective cooperation between the Management Board and the Supervisory Board; a system of performance-related compensation; and transparent, timely reporting.

Relations with shareholders. Our shareholders are involved as is legally required in the most important decisions of the bank, such as amendments to the Articles of Association, the issue of new shares and important structural changes. Deutsche Bank has only one class of share, with each share carrying the same voting right. To make it easier for our shareholders to exercise their voting rights, we provide electronic media for the Annual General Meeting. For example, shareholders can issue their voting instructions via the Internet. Our "One-Voice Committee" provides for prompt and fair public disclosure.

Management Board. The Management Board is responsible for managing the company. Its members, together with the heads of Deutsche Bank's five core businesses and the Head of Regional Management, form the Group Executive Committee. This international Committee oversees the business divisions, discusses matters of Group strategy and prepares recommendations for the final decisions which are taken by the Management Board.

Key committees

Supervisory Board. The Supervisory Board oversees and advises the Management Board in its management of the business. It appoints the members of the Management Board, and together with the Management Board, arranges for long-term succession planning of that body. The most important business transactions of the Management Board require the Supervisory Board's approval. The Supervisory Board has specified the information and reporting duties of the Management Board and set up a Chairman's Committee, an Audit Committee and a Risk Committee.

Performance-related compensation. The compensation of the members of the Management Board is aligned primarily to their contribution to business performance and to international industry standards. For equity-based compensation components, a decisive criterion is the performance of our share price compared to that of our peers. Changing performance targets or the comparison parameters retroactively is not permitted. The members of the Supervisory Board receive a fixed compensation component as well as a compensation component based on the company's long-term performance. The chair and deputy chair positions in the Supervisory Board, as well as the chair and members of the Chairman's Committee, Audit Committee and Risk Committee, receive additional compensation. The individual compensation of the members of the Management Board and Supervisory Board is published, broken out by variable and fixed components, in our Financial Report.

Publishing individual remuneration

Timely, transparent reporting. Deutsche Bank Group's reporting is in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and the comprehensive reporting rules of the SEC. This provides for a high degree of transparency and facilitates comparisons with our international peers. The Audit Committee monitors the independence of the auditor of the Annual Financial Statements. For example, the Audit Committee must approve all purchasing of non-audit-related services and advisory services before they are issued to the auditor's company. We publish a list of the fees paid to our auditor, subdivided according to services for the audit of the Annual Financial Statements and other services.

Declaration of Conformity. The Management Board and Supervisory Board issued a new Declaration of Conformity in accordance with § 161 of the German Stock Corporation Act (AktG) on October 27, 2005. It states that Deutsche Bank complies with the recommendations of the "Government Commission on German Corporate Governance Code", with one exception: for the members of the Management Board and Supervisory Board there is a directors and officers' liability insurance policy without a deductible.

Our complete Corporate Governance Report for 2005, including the Declaration of Conformity and a statement on the suggestions of the Code, can be found on pages 172 ff. These and other documents on corporate governance, such as Terms of Reference for the Management Board as well as the Supervisory Board and its Committees, are also available on the Internet at www.deutsche-bank.com/ir

Regular reviews

We regularly check our corporate governance in light of new events, statutory requirements and developments in domestic and international standards and adjust them appropriately.

Passion. Research and windsurfing are two of my big passions. To succeed in these activities one must pursue them with perseverance, determination, and a desire to learn. A Passion to Perform is a trait I share with Deutsche Bank.

Eugene F. Fama, Professor of Finance, The University of Chicago, 2005 Winner of the Deutsche Bank Prize in Financial Economics



Creating value for our stakeholders

Shareholders, clients, staff and society can trust in Deutsche Bank

Deutsche Bank is committed to serving all those who have a stake in our success: our shareholders; our clients; our staff; and the communities in which we operate.

Inspiring diversity

This is the core of our corporate culture across the world. This culture is based on shared values, and aims to foster a spirit of creativity, individuality and action. With a rich diversity of talent, but also with skill, tenacity and commitment, we constantly seek innovative, value-creating solutions in a spirit of mutual respect.

Our shareholders. The trust placed in us by our shareholders is the cornerstone of our success. It is our shareholders who provide the capital which we invest in our people, and in the creation and distribution of our products. In a competitive market for capital, we strive to produce attractive returns for both private and institutional shareholders, while maintaining prudence in the face of risks. Growth in our market value not only benefits our investors, but also strengthens our platform for future success.

Our clients. Our success depends on our ability to create superior, lasting value for our clients. Our aim is to conribute to their financial success. We recognize that we will only win the long-term trust of our clients if we create value for them. To do this, it is imperative for us to gain a close understanding of our clients' needs and circumstances. Our permanent goal is to continuously improve our relationships with our clients in a spirit of partnership and collaboration.

Shareholders **Clients**

Staff **Society**

Our staff. As we seek to deliver to our clients, we stand or fall by the quality of our people. The competence and experience of our people is what delivers the value our clients expect. In all areas of Deutsche Bank, we aim to be an employer of choice: attracting, retaining, and developing the finest professionals, motivating these professionals by enhancing their skills, and offering prospects for career development and reward. To do this, we commit ourselves to investing in our people, by means of state-of-the-art training and management tools. In instances where we are forced to make staff reductions, we also commit to doing so in a fair and socially responsible manner.

Society. We are committed to being responsible citizens of the communities in which we operate. Throughout the world, we express this commitment by sponsoring the cultural and artistic life of these communities; by creating educational and developmental opportunities for young people; by charitable giving and support for good causes; and by providing direct financial and logistical aid to communities affected by natural disasters which sometimes affect entire regions. We commit ourselves not only as an organization, but also by helping our staff in the wide-ranging variety of their social and community activity.

Shareholders

Satisfied clients create value for shareholders

Structural Data		2005	2004	2003
Number of shareholders		411,593	467,603	502,714
Shareholders by group	Institutional (including banks)	84%	82%	81%
in % of share capital[1]	Private	16%	18%	19%
Regional breakdown	Germany	52%	49%	47%
in % of share capital[1]	European Union (excluding Germany)	30%	28%	28%
	Switzerland	6%	11%	13%
	U.S.A.	11%	10%	11%
	Other	1%	2%	1%

Key Figures	2005	2004	2003
Change in total return of Deutsche Bank share[2]	28.8%	1.7%	53.6%
Share in equities trading (Xetra and Frankfurt Floor Trading)	5.2%	7.7%	8.5%
Dividend per share for the financial year (in €)	2.50[3]	1.70	1.50

Special Projects	
Investor surveys	Regular analyses of Deutsche Bank's image among investors are performed in order to gauge the Deutsche Bank share's attractiveness as an investment.
Share buyback programs	Third share buyback program successfully completed, fourth share buyback program started, implementation with open market and derivatives transactions.

[1] Figures rounded.
[2] Xetra.
[3] Proposed.

Clients

Delivering insight and innovation to our demanding clients

Structural Data		2005	2004	2003
Number of clients				
Corporate and Investment Bank		54,812	54,524	54,884
Private Clients and Asset Management	Private & Business Clients	13,410,000	13,331,000	13,045,000
	Asset and Wealth Management			
	– Retail Asset Management[1] (Germany, Luxembourg)	2,500,088	2,527,598	2,605,376
	– Institutional Asset Management	2,580[2]	3,722	3,829
	– Private Wealth Management[1]	123,000	111,000	106,000

Key Figures		2005	2004	2003
Corporate and Investment Bank	Euromoney Poll of Polls	2	1	1
	Euromoney Capital Raising Poll	1	2	3
	Euromoney Awards for Excellence, number of awards won	19	24	26
	International Financing Review (IFR) Awards (majors)	12 (4)	8 (1)	11 (2)
Private Clients and Asset Management	DWS: Position in *Euro*/Standard & Poor's[3]	1	1	1

Special Projects	
Corporate and Investment Bank (CIB)	Announcement of the acquisition of the Depository and Clearing Centre from JPMorgan (London) in January 2006.
	Strategic partnership with Wilson HTM (Australia). Joint venture with Al Azizia Commercial Investment Company (Saudi Arabia). Announcement of the shareholding in Fincasa Hipotecaria (Mexico).
	Branch opened in Dubai in February 2006.
Private & Business Clients (PBC)	Exclusive sales cooperation with ADAC, Germany's largest automobile club, providing access to ADAC's 15 million members.
	Introduction of student loans of up to € 30,000 in Germany with a product package tailored for tomorrow's university graduates.
	Opening in Berlin of the innovative branch "Q110 – Deutsche Bank of the Future", creating a tangibly different banking experience.
	Eight branches established in India, where more than 400 advisors offer modern financial services. Shareholding in China's Hua Xia Bank.
Private Wealth Management	New forms of investment compliant with Sharia requirements. Joint venture with Key Capital (Ireland) in January 2006.
Retail Asset Management	Entry into the Chinese market through a shareholding in Harvest Asset Management on a joint venture basis.

[1] Number of accounts.
[2] Reflects the sale of parts of the UK and Philadelphia-based institutional businesses.
[3] In the "big groups" category (15 or more funds across at least 5 different sectors).

Staff

Our success stems from the dedication and expertise of our staff

Structural Data		2005	2004	2003
Staff (full-time equivalents)[1]		63,427	65,417	67,682
Divisions	Private Clients and Asset Management	42.9%	40.9%	39.7%
	Corporate and Investment Bank	21.3%	21.6%	20.8%
	Corporate Investments	0.1%	0.1%	0.3%
	Infrastructure/Regional Management	35.7%	37.4%	39.2%
Regions	Germany	41.5%	41.4%	44.1%
	Europe (excluding Germany)[2]	29.1%	29.8%	28.7%
	Americas	18.1%	18.9%	18.4%
	Asia/Pacific	11.3%	9.9%	8.8%
Qualifications[3]	University degree	55.6%	53.4%	51.0%
	High school certificate	22.8%	23.3%	23.8%
	Other school degrees	21.6%	23.3%	25.2%
Age[3]	up to 24	7.6%	7.6%	7.5%
	25–34	34.2%	35.3%	35.8%
	35–44	34.7%	34.6%	33.9%
	45–54	19.1%	18.4%	18.7%
	over 54	4.4%	4.1%	4.1%

Key Figures	2005	2004	2003
Employee Commitment Index	68	68	67
Employees leaving the bank for a new job	6.9%	6.0%	3.8%
Training (expenses per employee[3] in €)	1,583	1,479	1,298
Apprenticeship programs (expenses in € million)	40	42	50

Special Projects	
Strengthening leadership skills	The newly introduced Leadership Curriculum helps our managers as they systematically develop their leadership skills.
Promote employability	With the "DB Mosaic for Employment" we offer our staff affected by organizational changes effective career tools for placement within or outside the bank.
Pension plans	Global introduction of defined contribution plans for new employees.

[1] Staff (full-time equivalents) = total headcount adjusted proportionately for part-time staff, excluding apprentices and interns.
[2] Includes a small number of employees in Africa.
[3] Number of employees (headcount).

Society

A worldwide commitment to culture, education, community development and sustainability

Structural Data		2005	2004	2003
Number of countries in which Deutsche Bank operates (including offshore sites)		73	74	74

Key Figures		2005	2004	2003
Spending by Deutsche Bank (in € million)				
	Donations	56.8[1]	42.8	34.8
	Sponsoring[2]	26.0	24.3	25.6
	Sub-total	**82.8**	**67.1**	**60.4**
	thereof:			
	Deutsche Bank Americas Foundation	15.0	15.8	10.6
	Deutsche Bank Citizenship UK	4.5	3.5	3.4
	Deutsche Bank Asia Foundation	1.0	0.9	0.1
Spending by endowed foundations of Deutsche Bank (in € million)				
	Deutsche Bank Foundation	5.6	4.6	6.3
	Other foundations	1.3	1.2	0.7
	Sub-total	**6.9**	**5.8**	**7.0**
	Total	**89.7**	**72.9**	**67.4**

Special Projects

Disaster relief	Deutsche Bank, together with its clients and staff, contributed donations and dedicated volunteer work to immediate relief efforts as well as long-term reconstruction projects for victims of the tsunami in Asia, Hurricane Katrina and the earthquake in Kashmir.
Sustainability	Our sustainability management system was recertified for three years and certified for the first time in New York and at DWS.
The future of our cities	"The Urban Age", an international conference series organized by the Alfred Herrhausen Society and the London School of Economics and Political Science, seeks to develop solutions for structural change in big cities.
Deutsche Bank Foundation	Start of the "Youth Bank" project, in cooperation with the German Children and Youth Foundation.
Promoting research	In 2005, the "Deutsche Bank Prize in Financial Economics" was awarded for the first time by the bank together with the Center for Financial Studies at Johann Wolfgang Goethe University of Frankfurt am Main to Eugene F. Fama, Professor of Finance, University of Chicago.
Music	Exclusive partnership with the Berlin Philharmonic extended for another five years.

[1] Including extraordinary spending for disaster relief.
[2] Only for culture and society.

Performance. Deutsche Bank has gone a long way to prove to the market that its investment banking operation has depth, breadth and consistency. It has also made significant progress in reducing its fixed cost base, thereby improving operating leverage.
Fiona Swaffield, Banks Analyst, Execution Limited, London



Growth in return on equity boosts Deutsche Bank shares

Greater earnings power and proposed dividend growth for shareholders

Significant dividend increase proposed. On the back of our record operating results in 2005, we will propose at our next Annual General Meeting on June 1st a dividend increase of € 0.80 to € 2.50 per share – a rise of 47% versus 2004. This would be one of the highest dividend increases in our history, and would mean that our dividend has nearly doubled for the past three years. Our renewed dividend rise also underlines our commitment to see our shareholders benefit directly from our good results, and our confidence in our ability to maintain and increase Deutsche Bank's strong profitability.

Deutsche Bank shares rise in favourable markets. In the first months of the year Deutsche Bank shares traded within a relatively narrow range around € 65.00. In May, the Deutsche Bank share reached its low for the year of € 60.90, amid continually rising oil prices, sluggish growth among leading industrial nations and volatile conditions in some segments of the capital markets. However, after this, the share price rose steadily in a more benign environment, peaking at € 85.00 in early

Increasing dividend
In € per share



1.30
1.30
1.50
1.70
2.50*
2.50
2.00
1.50
1.00
0.50
0
01
02
03
04
05

* Proposal.

Useful information on the Deutsche Bank share

2005	
Change in total return[1]	28.8%
Share in equities trading (Xetra and Frankfurt Floor Trading)	5.2%
Average daily trading volume[2]	3.71 million shares
As of December 31, 2005	
Issued shares	554,535,270
Outstanding shares	505,557,676
Share capital	€ 1,419,610,291.20
Market capitalization	€ 45.42 billion
Share price[3]	€ 81.90
Weighting in the DAX	7.3%
Weighting in the Dow Jones STOXX 50	1.4%

Securities identification codes

Deutsche Börse		New York Stock Exchange	
Type of issue	Registered share	Type of issue	Global Registered Share
Symbol	DBK	Currency	U.S.$
WKN	514 000	Symbol	DB
ISIN	DE0005140008	CINS	D 18190898
Reuters	DBKGn.DE	Bloomberg	DBK GR

[1] Xetra.
[2] Order book statistics (Xetra).
[3] Xetra closing price.

December. At year end, our share closed at € 81.90, only slightly below its annual high. The Deutsche Bank share thus gained 25 %, or 29 % taking account of reinvested dividends, outperforming most international share price indices. Both the German index, the DAX, and the Dow Jones Stoxx 50, rose 27 % in the year. Other European indices also posted gains, with the Paris CAC 40 rising 23 % and the London FTSE index climbing 17 % in the year. On the other hand, Wall Street's S&P 500 index rose only 3 %.

The substantial rise in the share price was accompanied by a rise in market value of € 10 billion to € 45.42 billion. In the German share index DAX, Deutsche Bank had a weighting of 7.3 % at year-end 2005. Total turnover in our share was approximately € 149 billion in 2005, fourth highest among DAX stocks.

Attractive long-term investment

Long-term value


Deutsche Bank
DAX
1,500
1,300
1,100
900
700
500
300
100
81
83
85
87
89
91
93
95
97
99
01
03
05

Total Return Index, beginning of 1980 = 100, quarterly figures
Source: Datastream

Long-term outperformance of the DAX. With an average annual return of 10.4% since 1980, our share has been a profitable investment. An investor who bought the equivalent of € 10,000 in Deutsche Bank shares in 1980, reinvested cash dividends and participated in capital increases, without injecting additional funds, would have had an investment worth € 130,921 at the end of 2005. Deutsche Bank has thus been a highly attractive long-term investment for its shareholders. By comparison, the DAX returned 9.6% per year over this period.

Fourth share buyback program launched. We completed our third share buyback program at the end of April 2005. Under this program, we repurchased 45.5 million shares, or 8.4% of the shares issued at the time the program was launched. At the end of July we launched our fourth share buyback program, having obtained shareholder approval at the General Meeting on May 18. By year's end we had repurchased another 16.1 million shares at an average price of € 80.40. In February 2006 we cancelled 40 million shares and used approximately 9.6 million of these to support stock-based staff compensation plans. From mid-2002, when we launched our first share buyback program, until February 2006, we have repurchased a total of 182 million Deutsche Bank shares worth € 10.9 billion. Of these, we have cancelled 118 million shares, worth € 7.2 billion, which corresponds to approximately 19% of shareholders' equity in mid-2002.

Fourth share buyback program

We remain committed to returning excess capital to our shareholders, without jeopardizing future growth or compromising our stable core capital ratio.

More shares in German ownership. The number of our registered shareholders fell to 411,593 as of December 31, 2005, compared to 467,603 at the end of 2004. Out of a total of 554,535,270 issued shares, 16% are now held by private investors compared to 18% at the end of 2004, and 84% by institutional investors (including banks), compared to 82% at the end of 2004. At the same time, however, the proportion of our shares in German ownership grew from 49% to 52%, while foreign ownership declined to 48%. All our shares are in free float, and we are not aware of any shareholders whose holding exceeds 5%, which would trigger a reporting requirement under § 21 of the German Securities Trading Act.

Decreasing number of shareholders
In thousands at year's end



523
513
503
468
412
550
500
450
400
350
300
250
200
01
02
03
04
05

Internationally listed. The Deutsche Bank share is listed on all German stock exchanges as well as in New York, Tokyo, Amsterdam, Brussels, London, Luxembourg, Paris, Vienna and in Switzerland. In 2005 trading on the Xetra platform of the German stock exchange Deutsche Börse accounted for approximately 95% of turnover in our shares. The New York Stock Exchange (NYSE) accounted for most of the balance. As a leading global investment bank, we remain firmly of the opinion that our

International listings

New York listing is currently in the interests of our business, despite the increasing regulatory burden and expense which this entails. The Management Board has decided to pursue delisting on certain stock exchanges other than Germany and New York in order to benefit from the integration of financial markets.

Low shareholder turnout at the 2005 Annual General Meeting. Our Annual General Meeting was held on May 18, 2005, in the Festhalle in Frankfurt. Some 5,200 shareholders attended, accounting for 25.3% of voting capital, down from 32.0% in 2004. This decline reflects several principal factors. First, the continuing trend of lower attendance at Annual General Meetings was true for most large German companies in 2005. Second, we held over 33 million shares in treasury as a result of our share buyback program which, for legal reasons, do not carry voting rights. Third, our long-term institutional investor La Caixa disposed of a 4% holding of our stock at the end of 2004.

After a lively and lengthy question-and-answer session between shareholders and the Management Board, all resolutions were approved with large majorities. The Annual General Meeting individually ratified the acts of management of each member of the management bodies, again by a large majority.

Multi-channel communication

Numerous investor contacts. The Investor Relations team continued to provide a timely and consistent flow of information to investors and financial analysts during 2005. The Chairman of the Management Board and the Group Chief Financial Officer significantly increased their capital markets activity, participating in eight international broker conferences during the year. We held approximately 270 one-on-one meetings with investors discussing Deutsche Bank's progress and responding to specific questions. In particular the Bank intensified its dialogue with U.S. investors and with bond investors worldwide. In analyst meetings and conference calls we provided regular updates on business performance and strategic initiatives.

We saw good use of the Internet and our toll-free shareholder hotline to meet continued demand for information from private investors. Private investors can get regular shareholder information via our Internet mailing list. They, and other interested parties, can also follow our annual press and analyst conference and our quarterly analyst conference calls live on the internet and available to the public. For the discussion of quarterly results we also offer an informal internet chatline.

Interactive Annual Report

In 2005 we again offered, and enhanced, our interactive Annual Report and Interim Reports. We placed particular emphasis on easy-to-use navigation and enhanced search options. This medium provides interested users with a variety of information and analysis. Our report was also rated "excellent" in an independent comparative survey.

Distribution of share capital
554.5 m. shares at year's end 2005


Wage and salary
earners, pensioners
8 %
Other private
persons
8 %
Insurance companies, mutual
fund companies
11 %
Other institutional
investors and
companies
73 %

Regional distribution of share capital
In % at year's end


Germany
Foreign countries
47
53
54
46
47
53
49
51
52
48
60
50
40
30
20
10
0
01
02
03
04
05



Client Orientation. We chose Deutsche Bank for its commitment to client focus. The bank has delivered first-class solutions and has executed projects of strategic importance to Vneshtorgbank. We share the same philosophy which explains the very close and collaborative relationship between the two institutions.
Yulia Chupina, Management Board Member, Vneshtorgbank, Moscow

Corporate and Investment Bank

A year of outstanding achievements

In 2005, the Corporate and Investment Bank, or CIB, consolidated its position as one of the world's leading investment banks, with record performance in both revenues and profitability, despite increasingly competitive markets. We cemented our position as a world leader in sales and trading, made important progress in corporate finance, and significantly improved earnings in transaction banking. We also invested for the future, both by hiring experienced bankers and teams in key businesses, and by a series of acquisitions and strategic partnerships in fast-growing, emerging markets. This performance earned us the title "Bank of the Year" in the prestigious industry journal, International Financing Review (IFR), for a remarkable second time in three years.

CIB comprises two Corporate Divisions: Corporate Banking & Securities, and Global Transaction Banking. Corporate Banking & Securities comprises two Business Divisions: Global Markets and Corporate Finance. Corporate Finance and Global Transaction Banking are together named Global Banking.

Corporate Banking & Securities

Global Markets comprised all sales, trading and research in equity, debt, and other products, including: bonds, commodities, equities, equity-

Global Markets: European ordinary shares
2005 in %


14
14
12
10
8
6
4
Peers

Source: Autex

Income before income taxes 2005

In 2005, CIB delivered pre-tax profit of € 4.3 billion. The growth in profitability over last year was due largely to revenue growth across all business areas. Sales and trading revenues reached a new record. Provisions for credit losses declined to € 10 million, thanks to a favorable credit environment and strict risk discipline. Non-interest expenses rose by 9% or € 0.9 billion, including € 0.4 billion of restructuring expenses, and higher performance-related compensation for our employees.

Corporate and Investment Bank[1]

in € m.	2005	2004
Net revenues	15,918	13,414
Total provision for credit losses	10	24
Noninterest expenses	11,575	10,631
Income before income taxes	**4,333**	**2,759**
Return on equity (pre-tax) in %	30	21
BIS risk positions	167,742	139,124
Assets	881,643	729,872

[1] Excerpts from segment reporting, for notes and other detailed information, see Financial Report 2005 (Management Report).

Global Markets: increasing trading volumes in interest rate derivatives*
Index in 2001 = 100


100
143
161
181
201
200
150
100
50
0
01
02
03
04
05

*Notional amounts, OTC-traded.

Awards 2005
International Financing Review:
"Derivatives House of the Year"
"Credit Derivatives House of the Year"
"Interest Rate Derivatives House of the Year"

linked products, exchange-traded and OTC derivatives, foreign exchange, money market instruments, asset- and mortgage-backed securities and hybrid products. Global Markets also covers debt and equity origination, jointly with Corporate Finance.

2005 was an outstanding year for Global Markets, with record revenues. We aligned our debt and equity platforms more closely together under a single, integrated management structure unlocking both cost and revenue synergies. We created the world's first fully-integrated company research group, combining both equity and credit research, and we formed an integrated client coverage group across all Global Markets products.

Global Markets leveraged this new business model to consolidate or enhance its leading position in all major markets. Euromoney Magazine's annual poll named Deutsche Bank as the world's No. 1 foreign exchange house. Deutsche Bank also extended its lead in the field of high-value, high-growth structured products. The Bank was ranked as the largest dealer in derivatives worldwide in Risk Magazine's annual poll.

These accolades reflect Deutsche Bank's commitment to provide a full range of products and services to our clients – not only in standard "market access" products, but also in higher-value "intellectual capital" products. Client transactions remained the predominant source of earnings across both debt and equity products in 2005, although our equity proprietary trading group took full advantage of selective opportunities in strong markets to record significant gains over 2004.

We reaffirmed our pre-eminence in global debt markets. Our structured credit business navigated the challenging market conditions of April and May to produce significantly enhanced performance, even versus a record 2004. Performance in our Emerging Market Debt group recovered strongly, with substantial gains in Central and Eastern Europe, while Latin America also presented significant opportunities during 2005. Our Rates business improved its performance substantially, particularly in structured products.

We maintained our leadership position as an underwriter of corporate bonds in Europe.

Our Equity Derivatives group benefited from closer alignment with our fixed income derivatives institutional distribution platform. We significantly expanded our client base for structured equity products, allowing us to more than double volumes in key equity derivatives products such as volatility and variance swaps. We also registered significant performance improvements in prime services, particularly in structured equity finance, thanks in part to closer alignment with our debt financing platform.

Corporate Finance comprises our M&A advisory, Debt Capital Markets (DCM), Equity Capital Markets (ECM), Asset Finance & Leasing (AFL), Commercial Real Estate (CRE), and corporate lending businesses. Both ECM and DCM are run in collaboration with Global Markets. All corporate finance products and services are delivered to clients through regional and industry-based client coverage.

"One face to the client"

Corporate Finance enjoyed strong revenue growth in both advisory and capital market origination products in 2005. We retained our leadership position in Europe, remaining the only bank to achieve a Top 3 position in the European fee pools across ECM, DCM and M&A advisory, and making substantial progress in the Americas and Asia-Pacific (ex-Japan), where we maintained our Top 10 position as measured by fee pool. We realigned our client coverage teams into a unified structure, in which product specialists are co-ordinated by a single coverage officer. This allowed us to deepen our strategic advisory relationships. We continued to invest in coverage by selectively adding experienced bankers in key areas, and opened an investment banking office in Stockholm to cover the Nordic region.

Corporate Finance: strong increase in European M&A market share
In %



23.9
16.3
13.4
20
10
0
03
04
05

Source: Thomson Financial

Our Advisory business took advantage of high levels of corporate activity against a backdrop of healthy corporate balance sheets and strong equity markets. We outperformed in strong markets in Europe, where we ranked No. 5, up from No. 7 in 2004, and advised on 10 of the 20 largest deals of the year. We continue to develop our M&A practice in the U.S. We were also global No. 1 M&A advisor to the important and fast-growing private equity/financial sponsor sector.

Corporate Finance: world leader in high yield in 2005


Share of total fees in %
Ranking
18.4
11.5
9.5
6.0
1
5
1
5
15
10
5
0
Global
Americas
Europe*
Asia/ Pacific (excl. Japan)

* Including Africa and Middle East.
Source: Dealogic

Award 2005
Euromoney:
"Best Bank in Germany"

In ECM, we retained our No. 1 position in Europe and enjoyed rapid growth in our platform in the Americas. We also created several highly innovative structures for our clients. We developed a de-coupled IPO process for a solar energy company. Another new structure, involving Collateralised Equity-linked Limited Liability Obligations, or "CELLO", was successfully used in financing an M&A transaction. We continue to be a leader in convertible issues, with a consistent Top 3 position in each of the last four years; in the U.S. we acted as bookrunner on four of the ten largest U.S. convertibles in 2005.

Deutsche Bank remained a global leader in High Yield debt origination with a 12% share of the global fee pool. In Europe our No. 1 position, with a share of 20%, has been unrivalled over the past four years, while our abilities in leveraged finance were clearly illustrated by several exceptional leveraged buy-outs (LBOs). Four out of the five largest ever LBOs came to market in 2005, and Deutsche Bank was an advisor and/or financier on all four.

Commercial Real Estate had an exceptional year, reaping substantial benefit from the acquisition which created Deutsche Bank Berkshire Mortgage in 2004. Production volumes were U.S.$ 4.2 bn, up 46% year-on-year. Deutsche Bank consolidated its position as a Top 3 player in the global CMBS (Commercial Mortgage-Backed Securities) market and in Real Estate CDOs (Collateralised Debt Obligations). Deutsche Bank was voted the No. 1 Commercial Real Estate Bank in Euromoney's inaugural Real Estate poll.

Asset Finance & Leasing (AFL) grew strongly in 2005, following a successful consolidation and refocusing in 2004. AFL's success in 2005 was exemplified by its advisory role for a consortium of bidders for the European Galileo satellite project.

In Germany, we strengthened our footprint as market leader in the corporate sector. In response to mid-market clients' growth financing needs, we issued a unique Mezzanine Finance Fund and also successfully led five IPOs for medium-sized corporates. We expanded our client base by focusing on demanding, internationally growing corporate clients. And our efforts were rewarded with a No. 1 ranking in M&A advisory, in debt and equity origination (Dealogic).

Global Transaction Banking

Global Transaction Banking (GTB) comprises Cash Management, including Clearing; Trust & Securities Services, including Domestic Custody Services; and Trade Finance, which includes syndicated lending and structured trade financing products. During 2005, GTB realigned its business model around its two key client groups, Corporates and Financial Institutions. GTB doubled its underlying profit contribution in 2005, thanks to revenue growth in key product areas, and the continued positive impact of cost efficiency measures. The business also maintained world-leading positions in key product areas, while the quality of our franchise was underlined by a series of awards in leading industry publications.

For the **Corporate** client group, 2005 was a particularly successful year for Trade Finance, driven by the implementation of innovative structured products that combine traditional trade financing with interest and currency products. A particularly significant transaction was a U.S.$ 1.3 billion syndicated trade loan for financing exports to Kazakhstan.

In Cash Management, the negative effects of the EU regulated payments were more than offset by an increase in transaction volumes, newly acquired clients as well as the development of new products. As a result, we built on our leading position in the German medium-sized corporate segment and profited from substantial growth in Asia and U.S.

For the **Financial Institutions** client group, the consolidation trend in cash management has continued throughout 2005. Here, Deutsche Bank can claim to be one of the leading consolidators in Europe. Furthermore, it successfully retained its position as No. 1 Euro Clearer as well as its Top 5 ranking as U.S. dollar clearer. In addition, the Bank dealt successfully with increased regulatory requirements.

Trust & Securities Services had an extremely successful year. In the U.S. we maintained our No. 1 position as trustee in the asset-backed and mortgage-backed debt market. Our growing strength in American Depositary Receipts (ADRs) has been reflected in a number of high profile appointments by well known German companies. Our Domestic Custody Services business continued to expand, opening for business in two further markets during the course of the year. Its network now covers 27 markets in total.

Global Transaction Banking: increasing market share in U.S. debt trustee business
In %


8
9
12
13
12
10
8
6
4
02
03
04
05

Source: Thomson Financial

Awards 2005
Euromoney:
"Best Short-Term"
"Trade Finance"
"Best Trade Documentation Bank"
The Banker:
"Best of the Year Cash Management Europe"
International Securitization Report
and Securitization News:
"Trustee of the Year"





Reliability. As a financial services provider, I face new challenges every day. So reliability is particularly important. That's why I really enjoy working with Deutsche Bank as my partner to satisfy the constantly changing demands in my business.

Marek Jedlicka, Director in Sales, Zürich Versicherungs-AG, Vienna

Private Clients and Asset Management

Market leader in business with German private clients and European retail funds

The Private Clients and Asset Management Group Division, or PCAM, comprises Deutsche Bank's investment management business, together with our traditional banking activities for private individuals and businesses.

2005 was a highly successful year for PCAM. Operating profitability reached record levels, driven primarily by growth in key areas of our investment management businesses. Investment management revenues accounted for one fifth of Group total in 2005, underlining Deutsche Bank's position as one of the world's leading investment management firms, with € 867 billion of invested assets at the end of 2005 – up by € 40 billion versus 2004. Private clients accounted for approximately 80 % of Deutsche Bank's investment management revenues. Revenues in PCAM's traditional banking business grew modestly over the levels reached in 2004. For example, growth in credit volume was counterbalanced by pressure on margins in deposit products, against a backdrop of slow growth in the German economy.

PCAM comprises two Corporate Divisions: Asset and Wealth Management (AWM), and Private & Business Clients (PBC).

DWS: leading mutual fund company in Germany
Assets under management at year's end 2005
In € bn.


110
120
100
80
60
40
20
0
Peers

Source: BVI

Income before income taxes 2005
PCAM delivered pre-tax profits of € 1.5 billion in 2005. The improvement over the previous year was due in large part to Asset and Wealth Management, whose pre-tax profit was € 0.2 billion higher than in 2004 thanks to revenue growth across most product areas. Proceeds from the sale of non-core business units was largely counterbalanced by restructuring expenses. Non-interest expenses rose by € 0.4 billion over 2004, reflecting not only restructuring expenses, but also investments in growth initiatives, including the expansion of our branch network in Poland and our network launch in India. Provision for credit losses also increased, reflecting our strategy of growth in consumer finance and lower values realized on real estate collateral supporting distressed loans.

Private Clients and Asset Management[1]

in € m.	2005	2004
Net revenues	8,594	8,023
Total provision for credit losses	340	263
Noninterest expenses	6,768	6,373
Income before income taxes	**1,485**	**1,386**
Return on equity (pre-tax) in %	22	21
BIS risk positions	74,074	65,677
Assets	123,785	113,818

[1] Excerpts from segment reporting, for notes and other detailed information, see *Financial Report 2004* (Management Report).

Asset and Wealth Management

Successful Investment Management

The Asset and Wealth Management Corporate Division comprises two businesses: Asset Management and Private Wealth Management. Asset Management serves retail clients with a full range of mutual fund products and institutional clients globally with a fully-integrated offering, from traditional asset management products through to high-value products including absolute return strategies and real estate asset management. Private Wealth Management caters to wealthy individuals and families throughout the world. AWM saw strong growth in both revenues and profitability in 2005, driven by performance fees in strong markets, inflows of new client money, and increasing contributions from high-value products.

Asset Management: no. 1 non-affiliated global insurance asset manager
In € bn. as at June 30, 2005


125
120
100
80
60
40
20
Peers

Source: Pensions & Investments

In **Asset Management**, 2005 was another outstanding year for our mutual funds business, DWS, which achieved record net inflow in Germany of € 8.9 billion and record funds under management of € 109.8 billion by the year-end. DWS consolidated its position as market leader in Germany, with a market share of 24 %, and one of the leading retail asset managers in Europe. For the 11th consecutive year, Standard & Poors nominated DWS as Best-Performing Mutual Fund Company in Germany. This was accompanied by awards in other European markets.

We took important steps toward globalizing the successful DWS business. Scudder Investments, our U.S. mutual fund business, has been rebranded DWS Scudder and placed under the DWS umbrella, thus creating a truly global mutual fund franchise which taps the expertise of 700 investment professionals worldwide. In Asia, DWS launched a mutual fund series in Singapore and developed products for the Chinese market through our joint venture with Harvest Asset Management, which was signed in March 2005.

Asset Management's institutional business made significant progress in 2005. In the traditional institutional segment, we remained global leader in the important insurance sector, where Pensions & Investments magazine ranked Deutsche Bank as the No. 1 manager of non-affiliated insurance assets, with € 125 billion of assets under management, twice the volume of our nearest competitor. In addition, we expanded our institutional business with the launch of a Specialty Fixed Income business line.

In the real estate sector, Asset Management grew invested assets to € 53 billion. We made significant progress in further developing our range of innovative products and increasing the global reach of the RREEF business. In November, the UK property business was integrated into the global RREEF franchise. Our successful Infrastructure business was also integrated into the RREEF brand and repositioned as a global operation.

We also repositioned our Absolute Return Strategies unit. We strengthened our distribution to third-party clients, thus reaching a broader client base with our single-manager and fund-of-hedge-funds products. We added distribution power in Asia and the Middle East, where demand was strong for sophisticated investment solutions. Our Quantitative Strategies unit significantly expanded its client base and product offering, and by the end of 2005 had invested assets of U.S.$ 57 billion, compared with U.S.$ 2 billion five years ago.

Private Wealth Management:
net new money by region
Total of € 11 bn. in 2005


Germany
2
Asia/Pacific
3
Europe
(excluding Germany),
Latin America,
Middle East
5
USA
1

Strategic realignment of Asset Management will leave it well-positioned to continue the positive momentum of 2005. We completed the sale of parts of our business in the UK and Philadelphia to Aberdeen Asset Management PLC, and rationalised our Japanese platforms into a single entity, DeAM Japan, while simultaneously repositioning our Japanese and Asia-Pacific business toward higher-value products. The newly rebranded DWS Scudder mutual fund business in the U.S. will see substantial investment during 2006.

Private Wealth Management (PWM) enjoyed a successful 2005. Invested assets grew by 18 % to € 168 billion by the end of the year, with growth in all regions. 8 % of this growth came from net inflows of new client assets of € 11 billion, which was almost double the amount of 2004. Invested asset growth in the international business, covering Europe, the Middle East and Latin America was 18 %, while in the Asia-Pacific region PWM succeeded in growing invested assets by 50 %.

PWM continued to benefit from a differentiated, fully-integrated approach to managing our clients' wealth, embracing discretionary portfolio management expertise, tax advisory, wealth preservation and estate planning services, and philanthropic advisory services. During 2005 we further enhanced this model, expanding our offering in sophisticated, high-value asset classes and leveraging a full range of Deutsche Bank's capital markets and asset management expertise for the benefit of Private Wealth Management clients.

Close collaboration

We continued to expand our offering of alternative investments. We gave our clients privileged access to a range of private equity investment opportunities, thanks to partnerships with some of the world's leading private equity firms. We took good advantage of RREEF's expertise in real estate asset management, as well as partnerships with third party specialists, to give access for private individuals to investment opportunities normally reserved for institutions. We expanded our offering in the hedge funds area, offering hedge fund and fund-of-hedge-fund options created by both in-house and third-party specialists, and collaborated with CIB's Global Markets teams to create investment options using commodities and currency strategies, further expanding the opportunities for our clients in diversification and currency protection.

Investments in future

PWM also used 2005 to invest in the future. We expanded our distribution network by hiring client advisors, notably in the fast-growing Asia-Pacific region. We introduced an innovative Active Advisory Model in Germany, and developed wealth management solutions which conform to Sharia law, allowing us to expand our service to clients in Middle Eastern markets. These investments reflect our commitment to continued growth of our global Private Wealth Management platform.

Private & Business Clients

Private & Business Clients (PBC) serves private individuals and business clients with investment management and traditional banking services, including loans, deposits, payments and business banking. PBC continued to offer clients an innovative and comprehensive approach to their financial needs, db Finanz- und Vermoegensplanung, which is adapted to the specific life-stage of each client.

PBC serves clients in eight markets across Europe and selected Asian countries, and has a network of 1,355 Investment and Financial Centres, or IFCs, predominantly in Germany, Italy and Spain.

PBC turned in an outstanding performance in 2005, with record profitability, and growth in investment products and consumer lending, despite slow economic conditions in our core German market. Simultaneously, PBC invested in future growth, launching innovative approaches to penetrate new client groups, and expanding into emerging growth markets.

Private & Business Clients: regional break-down of customers
Total of 13.4 m. customers at year's end 2005



Iberia
5%
Other
2%
Germany
63%
Italy
30%

In Germany, we signed a co-operation agreement with ADAC, Germany's (and Europe's) largest automobile club, marketing specially-tailored savings products to ADAC's 15 million members. We also launched a comprehensive range of student banking services, including loans of up to € 30,000, a "young student package" and "a job starter package". These offerings are marketed by specially-trained student advisors, and offer good prospects to secure long-term loyalty to Deutsche Bank in an important client group. We also upgraded our network in Germany, completely re-designing 100 IFCs and opening 70 more. We opened a flagship "Branch of the Future" in Berlin, which pioneers new concepts in branch design. We also invested in people. We appointed 750 new client advisors, took on 570 apprentices and provided 50,000 training days. In European markets outside Germany, PBC enjoyed strong growth in consumer finance in both Italy and Spain, and used Italy as the launch pad for a pan-European consumer finance initiative. In Poland, we expanded our branch network, adding 21 branches during the year. During 2006, our aim is to further expand this to a total of 60 branches.

2005 also saw the launch of significant expansion into key emerging markets, China and India. In China, PBC signed an agreement to co-operate with Hua Xia bank to take advantage of business growth opportunities, including credit cards and other personal financial products, in the Chinese market. This agreement includes the purchase of a 14% stake in Hua Xia on a consortium basis with Bankhaus Sal. Oppenheim. In India, PBC opened its Mumbai branch in October, followed by seven further branches in India's most important cities by year-end. More than 400 advisors now offer a comprehensive range of products and services to Indian clients.

grundbesitz-invest

During the second half of 2005, the managers of a DB Real Estate fund, grundbesitz-invest, found it necessary to request an independent revaluation of the assets in the fund. Management subsequently ordered the temporary closure of the fund while the revaluation took place, to protect both fund investors and Deutsche Bank shareholders. During this period, Deutsche Bank offered prompt assistance to any investors inconvenienced by the closure. In March 2006, when the revaluation was complete, we re-opened the fund, offering fair and transparent compensation to any investor whose investment had been negatively affected. We remain convinced of the fund's merit as a financial investment, with a high-quality and well-diversified portfolio and a solid record of medium-term and long-term performance.

Private & Business Clients: regional break-down of Investment & Financial Centres
Total of 1,355 at year's end 2005


Iberia
258
Other
89
Germany
770
Italy
238

Fresh Ideas. I enjoy a rewarding relationship with Deutsche Bank as a reliable partner who provides all the ingredients, know-how and enthusiasm to support us in creating exceptional value for our customers.
Orlando Marques, Chief Executive Officer, Brasil Mídia Exterior, São Paulo



Corporate Investments

Disposing of non-core assets and reducing risks

The Corporate Investments Group Division, or CI, encompasses our industrial and other holdings, certain real estate assets used by the Bank, private equity investments and venture capital holdings.

In 2005 we continued to wind down our portfolio of non-core assets as planned, thus freeing up capital which could be deployed more profitably into other businesses or returned to shareholders. By the end of 2005, Corporate Investments managed € 4.1 billion of assets related to industrial holdings, € 1.0 billion in private equity and € 3.9 billion in other corporate investments, the latter including our remaining 28.0% stake in EUROHYPO AG and our 33.9% stake in Atradius N.V.

We further streamlined the management of Corporate Investments in 2005, aligning the three previously separate operating units into a single unit.

Our **industrial holdings** consist largely of quoted German financial and industrial companies. In 2005, we took advantage of favorable market conditions to further reduce these holdings. We cut our holding in DaimlerChrysler AG from 10.4% to 4.4%, and our holding in DEUTZ AG from 4.5% to 2.0%. At the end of the year, our largest three remaining industrial holdings, as measured by market value, were DaimlerChrysler AG (4.4%), Allianz AG (2.4%), and Linde AG (10.0%).

Development of industrial holdings

Cost base in € bn. at year's end


6.1
5.1
4.6
4.1
2.2
6
4
2
0
01
02
03
04
05

Income before income taxes 2005

CI continued to dispose of non-core holdings during 2005, and delivered pre-tax profit of € 1 billion. Profit growth of € 0.9 billion was due largely to a doubling of revenues to € 1.2 billion. The increase stemmed principally from sales of our holding in DaimlerChrysler, which we reduced from 10.4% to 4.4% during the year. Non-interest expenses were reduced by € 0.2 billion, largely as a result of lower vacant space costs and disposals of non-core businesses during 2004.

Corporate Investments[1]

in € m.	2005	2004
Net revenues	1,229	621
Total provision for credit losses	– 1	19
Noninterest expenses	181	416
Income before income taxes	**1,049**	**186**
Return on equity (pre-tax) in %	34	5
BIS risk positions	7,448	10,242
Assets	15,025	16,442

[1] Excerpts from segment reporting, for notes and other detailed information, see Financial Report 2005 (Management Report).

Development of private equity investments
Assets in € bn. at year's end


direct
indirect
6
4
2
0
4.9
1.8
1.1 1.1
0.7 0.5
0.5 0.5
02
03
04
05

We also continued to reduce our **private equity** exposure in 2005. We made disposals which further reduced our unfunded commitments by € 0.1 billion and sold investments which reduced our total exposure in Germany by € 0.1 billion.

At the end of 2005, our private equity portfolio largely comprised Morgan Grenfell Private Equity funds, Deutsche Venture Capital Funds, and other fund investments, together with residual investments in venture capital and late-stage private equity, including certain investments in Latin America. The management of these portfolios reflects our objective of creating value in the interests of our clients; however, we aim to manage down further the risk associated with these holdings.

In the fourth quarter of 2005, we entered into sale agreements in respect of two major **holdings**. We agreed to sell our 37.7 % stake in EUROHYPO AG in its entirety to Commerzbank AG. At the end of 2005, the first stage of this transaction had been completed, reducing our stake to 28.0 %; the final stage of the transaction is expected to complete in the first quarter of 2006. In December, we also signed a contract for the sale of 21.2 % of our 33.9 % stake in Atradius N.V. to Crédito y Caución and Seguros Catalana of Spain. This transaction is also expected to complete in the first quarter of 2006.

Corporate Center

Supporting Deutsche Bank's Management Board

Supporting the Management Board

The Corporate Center supports the Management Board in the management of Deutsche Bank, with an important focus on Group-wide control and risk functions. These processes are all integrated globally within the corporate divisions and closely aligned to the businesses. This principle – operating in close contact with the market, while maintaining independent reporting lines – is a key characteristic of our management culture that has fully proven itself over many years. Since 1st January 2005, the Corporate Center has been part of our new Infrastructure function, which comprises all Group-internal service providers.

Management, control, communications. Corporate Center functions include, in particular, the Controlling, Tax, Risk Management, Legal/Compliance and Audit areas, which handle financial reporting and control as well as the monitoring and management of risk. Human Resources, Treasury and Brand Communications are responsible for deploying and optimizing our most important resources: our staff, our capital and the Deutsche Bank brand. The Corporate Center is also responsible for our communications with the media, with capital market participants including our shareholders, and with our employees, all on a global basis. The Corporate Development department supports the Management Board on strategic issues, while DB Research supplies macroeconomic analyses.

Meeting the challenges of 2005. Group Controlling continued to invest in our commitment to financial transparency, developing and enhancing our financial reporting capability to ensure that Deutsche Bank is fully prepared for changes in external reporting requirements which are anticipated over the next few years. These include the adoption of International Financial Reporting Standards (IFRS) in 2007, the requirements of Sarbanes-Oxley legislation, and the introduction of Basle II capital requirements.

Group Treasury launched the bank's fourth share buyback program in July. Capital markets issues totalling € 15 billion contributed to our well diversified funding structure and a strong regulatory capital position. Furthermore, Group Treasury ensured that liquidity and regulatory capital requirements, including capital strength, were maintained at all times.

Compliance made considerable investments of both time and money to address very extensive regulatory changes. In particular, Compliance contributed decisively to developing and implementing a Group-wide framework for the management of reputational risks. In 2005, Brand Communications developed the new global advertising campaign "Winning with the Logo". Deutsche Bank's logo, one of the best known symbols in the global financial industry, was the focal point of an advertising campaign aimed at creating recognition in new growth markets, while simultaneously enhancing Deutsche Bank's profile in its established markets around the globe.

Share buyback programs
Buyback volume in millions of Deutsche Bank shares


Buyback volume
Thereof: shares retired
62
40
58
38
46
33
16
7
60
50
40
30
20
10
0
02/03
03/04
04/05
05/06*

* Fourth buyback program not yet completed.



Future Oriented. To make a visit to the bank as simple as possible and a different experience: that is the philosophy of Q110, our new branch concept for the Deutsche Bank of the future. An innovative idea made real: a bank with no counters or barriers. The response from customers and staff has been very enthusiastic.
Ira Holl, Manager "Q110 – Deutsche Bank of the future", Berlin

Our people: the key to long-term growth

Investing in leadership skills and client focus

Carefully planned personal measures. During 2005 we implemented our Business Realignment Program, which was developed in the previous year across the Bank. As part of this Program, we reached agreements for termination of employment with 5,900 staff between the fourth quarter of 2004 and the end of 2005. However, these reductions were substantially counterbalanced by growth in our staff numbers as a result of various business growth initiatives. In addition, we helped those staff members affected by the Program in Germany in their search for new employment, with a series of retraining and re-orientation services. Within a few months, most of the affected staff members found new jobs, either within Deutsche Bank or with new employers. Overall, the Group's global employee base, on a full-time equivalent basis, fell by 1,990 to 63,427 during 2005.

Business Realignment Program

We also focused our efforts on further strengthening human resource management to ensure that we remain internationally competitive in the long term. For example, the Leadership Standards which we set in 2004, as global requirements for all managers in Deutsche Bank, were implemented world-wide through targeted global training programs. We continued to roll out HR development and talent management initiatives, which has improved succession planning. To further enhance our client focus we made targeted investments in training measures for client-facing staff. Where the Business Realignment Program made staff reductions unavoidable, we introduced a package of supportive measures, with the aim of making these changes in a socially responsible manner.

Staff structure largely stable. Our staff structure remained largely unchanged compared to 2004. The percentage of employees working in Germany remained stable at 41.5 %, as did the proportion of female staff at 44.7 %. With respect to age distribution, employees aged between 25 and 44 continue to form the largest group, accounting for nearly 70 % of the workforce. Average length of service was slightly higher than a year earlier. At the end of the financial year, the proportion of staff with ten or more years' service was 40 %.

Staff numbers
In thousands at year's end*


86.5
77.4
67.7
65.4
63.4
90
80
70
60
50
40
30
01
02
03
04
05

* Full-time equivalent.

Staff

	2005
Employee Commitment Index	68
Employees leaving the bank for a new job	6.9 %
Advanced training (expenses per employee in €)	1,583
Apprenticeship programs (expenses in € million)	40

Standards of Leadership

Systematic development and strengthening of leadership expertise. In 2004 we established a set of Leadership Standards to which all senior executives of Deutsche Bank are held accountable. In 2005, we built on this by introducing a Leadership Curriculum for our managers. Through a number of individual programs we help our managers develop and build the competencies required to live up to our Leadership Standards, to ensure that these Leadership Standards are consistently understood and applied across all regions and businesses. In 2005, 1,850 managers in 18 countries took part in 123 Leadership Curriculum courses.

Client focus further strengthened. In connection with the Business Realignment Program we made focused investments in staff training, above all in client-facing areas. Approximately 24,000 employees globally took part in training measures designed to strengthen their understanding of our products and their skills in advising our clients.

Talent management and succession planning. All our businesses seek to encourage and develop our most highly talented employees and emerging leaders. These talent management programs include, for example, 360-degree feedback processes, individual coaching and additional specially – tailored training measures. This way, we sharpen the skills and abilities of our most talented people, creating ideal conditions for them to realize their potential and for Deutsche Bank to retain their loyalty. In 2005 a total of 1,400 managers and high potential staff members participated in talent management programs. These inititatives also help us improve succession planning across all areas of the Bank.

Regional deployment of our staff
Total of 63,427 at year's end 2005*



Germany
42 %
Europe
(excluding
Germany)
29 %
Americas
18 %
Asia/Pacific
11 %

* Full-time equivalent.

Harmonization of pension schemes for our staff. In 2005 a new pension plan was introduced for new joiners in Germany. This replaces the traditional "defined benefits" model with a more flexible "defined contributions" arrangement. Under this arrangement, the Bank makes a yearly contribution, consisting of a fixed proportion of compensation, into a retirement account. These contributions are then invested in a variety of investment funds, following a lifecycle approach which tailors the investment strategy to the needs of each employee, depending on that employee's current career stage – for example, by selecting lower-risk investment in the later stages of an employee's career. In contrast to the previous scheme, the new plan does not pay a minimum interest, although the legally required contribution guarantee is not affected. This change marks an important step towards a harmonization of pension plans for our staff around the world. At all our major locations we now have defined contribution plans in place for new employees.

Diversity in practice. The composition of our staff is a reflection of the diversity of our clients and markets. We recognize the advantages of diverse teams as a clear success factor for Deutsche Bank. We require our managers to exploit the diversity of staff to achieve business success by better responding to the differentiated needs and demands of our clients. A work environment that recognizes and fosters diversity is our declared objective. We have won a number of awards which demonstrate how diversity is becoming a successful component of human resource management at Deutsche Bank. These include the Total-E-Quality award for equal opportunity in human resources policy, the special prize "Success Factor Family" awarded by the German Federal Ministry for Family Affairs, Senior Citizens, Women and Youth, the "Working Mother Award" and Deutsche Bank's inclusion in the 'genderdax' index.

Staff qualifications*
In %


University degree
46.1
49.8
51.0
53.4
55.6
50
40
30
20
01
02
03
04
05

*Headcount.



Partnership. It was only natural for us to help the tsunami victims quickly. In addition to Deutsche Bank's donation of € 10 million, many colleagues have also committed themselves on a personal level. They organized immediate relief and some have continued to work on long-term reconstruction projects.

[illegible]

Commitment to social responsibility

"A Passion to Perform" in the communities we serve

Deutsche Bank has a proud tradition as a fully-engaged and committed citizen of the communities in which we operate. Throughout the world, we have for many years contributed to the cultural life of these communities, through sponsorship, through the activities of our various foundations, and through the direct efforts of our staff. For us, environmental sustainability and social responsibility form an important part of doing business.

Multi-faceted commitment

The year 2005 was overshadowed by the catastrophic effects of natural disasters: the tsunami in Asia, Hurricane Katrina in the United States and the earthquake in Kashmir. These tragic events, and the suffering they caused, united the Bank, its staff and its clients in an unprecedented response effort.

Community Development. In 2005, the Bank, its foundations, clients and staff came together to donate more than € 15 million for disaster relief efforts throughout the world. Moreover we launched the "Global Commercial Microfinance Consortium Ltd." in November. This € 63.5 million fund provides capital to microfinance institutions, thus helping to alleviate poverty.

Employee volunteerism by region

Total of 7,155 days volunteered in 2005


Germany
14%
Asia/Africa
8%
North and
South America
27%
United Kingdom
51%

Education. In 2005, Deutsche Bank expanded its commitment to education in Germany by implementing an initiative for financial education in schools. In addition, the Bank contributed its financial expertise to the "Youth Bank" program, which we established in collaboration with the German Children and Youth Foundation. In this program, young people – advised by Bank employees – provide funds and advice to their peers who have developed project ideas.

We support advanced research, nationally and internationally. In 2005, the Center for Financial Studies at Johann Wolfgang Goethe University in Frankfurt awarded the first "Deutsche Bank Prize in Financial Economics" to Eugene F. Fama, Professor at the University of Chicago. Endowed by Deutsche Bank, this prize will be awarded every two years to honor outstanding research in the fields of banking and capital markets. For the next five years, the Deutsche Bank Asia Foundation will also be supporting the Institute for Research on Poverty at Peking University.

Music. "Rhythm is it!", the documentary film on the Berlin Philharmonic's education project supported by Deutsche Bank, has been a great success:

Commitment to society

in € m.	2005
Spending by Deutsche Bank	
– for donations	56.8[1]
– for sponsoring[2]	26.0
Spending by endowed foundations of Deutsche Bank	6.9

[1] Including extraordinary spending for disaster relief.
[2] Only for culture and society.

the film was awarded the German Film Prize, and was acclaimed by both critics and audiences in Japan and the UK, having already been seen by 600,000 people after more than a year on general release.

Cultural education

Getting children and teenagers excited about culture and helping them to discover and develop their talents are the objectives of "KINDER ZUM OLYMP!" or "Children to Olympus". Over 600 schools in Germany took part in this competition, supported by the Kulturstiftung der Länder, or Cultural Foundation of German Federal States, and the Deutsche Bank Foundation.

Art. In 2005, Deutsche Bank also celebrated the 25th anniversary of its art collection, one of the largest corporate collections in the world. In the Deutsche Guggenheim in Berlin, Deutsche Bank displayed works from its collection in an exhibition space especially designed by the architect Zaha Hadid. Another anniversary was celebrated by the Villa Romana in Florence, Italy, which was founded 100 years ago and has been supported by Deutsche Bank since 1929. Every year, four artists are granted residential scholarships to study in the Villa.

Community volunteering. Deutsche Bank was awarded a "Dragon Award" for the third time in 2005 for its community development initiatives and small business entrepreneur program in the East End of London. Furthermore, 970 staff members volunteered for the "Banking on Shadwell" initiative. To date, 150,000 residents of the Shadwell neighborhood have benefited. We operate numerous mentorship programs around the world, and in 2005 the project "Mentor plus", in which our staff members in Germany help young people make the transition from school to work, was expanded to include secondary schools in disadvantaged communities.

Sustainability rating 2005
Financial services companies
Index ceiling = 100



Deutsche Bank
Global Average
81
62
57
32
67
46
69
48
80
70
60
50
40
30
20
10
0
Economic criteria
Environmental criteria
Social criteria
Total

Source: SAM Research Inc.

Sustainability. Deutsche Bank's commitment to environmentally sustainable and socially responsible business practice has been independently validated around the world. In 1999, Deutsche Bank was the first major German bank to have its sustainability management system ISO 14001 certified. This system takes into account both sustainability aspects of the Bank's business practices as well as measures for operational environmental protection. In 2005, the Bank's German offices were once again re-certified, as was DWS, our retail fund business. Deutsche Bank's New York offices were also certified for the first time, a certification that will remain valid for three years. The independent confirmation of Deutsche Bank's commitment to sustainability by rating agencies is one of the prerequisites for the listing of the Bank's share in the Dow Jones Sustainability World Indexes, Dow Jones STOXX Sustainability Indexes, FTSE4Good Index, Ethical Index Euro and the ASPI Index.

From June 2006, the Deutsche Bank Corporate Social Responsibility Report 2005 will be available on the Internet at www.deutsche-bank.com/csr. For additional information on how to order this report, see page 68.


22
14
11
21
Deutsche Bank SKYLINERS
hr3
Performance. It doesn't matter whether it's practice or a game, we give basketball everything we've got. After all, it's what our young fans expect from us. Deutsche Bank is an ideal partner who makes it possible for us to focus on our game – even when things don't go so well.
Pascal Roller, Captain and playmaker, Alex King and Nino Garris,
Deutsche Bank Skyliners, Frankfurt am Main

Statement of Income

Deutsche Bank Group

Income Statement

in € m.	2005	2004	2003
Net interest revenues			
Interest revenues	41,708	28,023	27,583
Interest expense	35,707	22,841	21,736
Net interest revenues	**6,001**	**5,182**	**5,847**
Provision for loan losses	374	372	1,113
Net interest revenues after provision for loan losses	**5,627**	**4,810**	**4,734**
Noninterest revenues			
Commissions and fees from fiduciary activities	3,556	3,211	3,273
Commissions, broker's fees, markups on securities underwriting and other securities activities	4,057	3,711	3,564
Fees for other customer services	2,476	2,584	2,495
Trading revenues, net	7,429	6,186	5,611
Net gains on securities available for sale	1,055	235	20
Net income (loss) from equity method investments	418	388	(422)
Other revenues	648	421	880
Total noninterest revenues	**19,639**	**16,736**	**15,421**
Noninterest expenses			
Compensation and benefits	10,993	10,222	10,495
Net occupancy expense of premises	1,014	1,258	1,251
Furniture and equipment	169	178	193
IT costs	1,539	1,726	1,913
Agency and other professional service fees	895	824	836
Communication and data services	599	599	626
Other expenses	3,178	2,291	2,000
Goodwill impairment/impairment of intangibles	–	19	114
Restructuring activities	767	400	(29)
Total noninterest expenses	**19,154**	**17,517**	**17,399**
Income before income tax expense and cumulative effect of accounting changes	**6,112**	**4,029**	**2,756**
Income tax expense	2,039	1,437	1,327
Reversal of 1999/2000 credits for tax rate changes	544	120	215
Income before cumulative effect of accounting changes, net of tax	**3,529**	**2,472**	**1,214**
Cumulative effect of accounting changes, net of tax	–	–	151
Net income	**3,529**	**2,472**	**1,365**

Earnings per Share Figures

in €	2005	2002	2003
Earnings per common share			
Basic			
Income before cumulative effect of accounting changes, net of tax	7.62	5.02	2.17
Cumulative effect of accounting changes, net of tax	–	–	0.27
Net income	**7.62**	**5.02**	**2.44**
Diluted			
Income before cumulative effect of accounting changes, net of tax	6.95	4.53	2.06
Cumulative effect of accounting changes, net of tax	–	–	0.25
Net income	**6.95**	**4.53**	**2.31**
Cash dividends declared per common share	**1.70**	**1.50**	**1.30**

Statement of Comprehensive Income

Deutsche Bank Group

Statement of Comprehensive Income

in € m.	2005	2004	2003
Net income	**3,529**	**2,472**	**1,365**
Other comprehensive income			
Reversal of 1999/2000 credits for tax rate changes	544	120	215
Unrealized gains (losses) on securities available for sale:			
Unrealized net gains arising during the year, net of tax and other[1]	1,742	12	1,619
Net reclassification adjustment for realized net (gains) losses, net of applicable tax and other[2]	(1,004)	(189)	162
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax[3]	(28)	40	(4)
Minimum pension liability, net of tax[4]	(7)	(1)	8
Foreign currency translation:			
Unrealized net gains (losses) arising during the year, net of tax[5]	1,054	(719)	(936)
Net reclassification adjustment for realized net gains, net of tax[6]	(1)	–	(54)
Total other comprehensive income (loss)	**2,300**	**(737)**	**1,010**
Comprehensive income	**5,829**	**1,735**	**2,375**

[1] Amounts are net of income tax expense of € 80 million, € 131 million and € 38 million for the years ended December 31, 2005, 2004 and 2003, respectively, and adjustments to insurance policyholder liabilities and deferred acquisition costs of € 16 million, € 19 million and € 4 million for the years ended December 31, 2005, 2004 and 2003, respectively.
[2] Amounts are net of applicable income tax expense of € 70 million, € 40 million and € 41 million for the years ended December 31, 2005, 2004 and 2003, respectively, and adjustments to insurance policyholder liabilities and deferred acquisition costs of € 12 million, € 6 million and € (10) million for the years ended December 31, 2005, 2004 and 2003, respectively.
[3] Amounts are net of an income tax expense (benefit) of € (19) million and € 7 million for the years ended December 31, 2005 and 2004, re-spectively, and an income tax benefit of less than € 1 million for the year ended December 31, 2003.
[4] Amounts are net of income tax expense (benefit) of € (5) million, € (1) million and € 3 million for the years ended December 31, 2005, 2004 and 2003, respectively.
[5] Amounts are net of an income tax expense (benefit) of € (36) million, € 53 million and € 70 million for the years ended December 31, 2005, 2004 and 2003, respectively.
[6] Amounts are net of an income tax expense of less than € 1 million for the year ended December 31, 2005 and an income tax expense (benefit) of € 4 million and € (5) million for the years ended December 31, 2004 and 2003, respectively.

Balance Sheet

Deutsche Bank Group

Assets

in € m.	Dec 31, 2005	Dec 31, 2004
Assets		
Cash and due from banks	6,571	7,579
Interest-earning deposits with banks	11,963	18,089
Central bank funds sold and securities purchased under resale agreements	130,993	123,921
Securities borrowed	101,125	65,630
Trading assets of which € 84 billion and € 77 billion were pledged to creditors and can be sold or repledged at December 31, 2005 and 2004, respectively	448,393	373,147
Securities available for sale of which € 21 million and € 18 million were pledged to creditors and can be sold or repledged at December 31, 2005 and 2004, respectively	21,675	20,335
Other investments	7,382	7,936
Loans, net	151,355	136,344
Premises and equipment, net	5,079	5,225
Goodwill	7,045	6,378
Other intangible assets, net	1,198	1,069
Other assets	99,382	74,415
Total assets	**992,161**	**840,068**

Liabilities and Shareholders' Equity

in € m.	Dec 31, 2005	Dec 31, 2004
Liabilities		
Deposits	380,787	320,796
Trading liabilities	194,347	169,606
Central bank funds purchased and securities sold under repurchase agreements	143,524	105,292
Securities loaned	24,581	12,881
Other short-term borrowings	20,549	20,118
Other liabilities	81,377	75,543
Long-term debt	113,554	106,870
Obligation to purchase common shares	3,506	3,058
Total liabilities	**962,225**	**814,164**
Shareholders' equity		
Common shares, no par value, nominal value of € 2.56 Issued: 2005, 554.5 million shares; 2004, 543.9 million shares	1,420	1,392
Additional paid-in capital	11,672	11,147
Retained earnings	22,628	19,814
Common shares in treasury, at cost: 2005, 49.0 million shares; 2004, 26.6 million shares	(3,368)	(1,573)
Equity classified as obligation to purchase common shares	(3,506)	(3,058)
Share awards	2,121	1,513
Accumulated other comprehensive income (loss)		
Deferred tax on unrealized net gains on securities available for sale relating to 1999 and 2000 tax rate changes in Germany	(2,164)	(2,708)
Unrealized net gains on securities available for sale, net of applicable tax and other	2,498	1,760
Unrealized net gains on derivatives hedging variability of cash flows, net of tax	9	37
Minimum pension liability, net of tax	(8)	(1)
Foreign currency translation, net of tax	(1,366)	(2,419)
Total accumulated other comprehensive loss	(1,031)	(3,331)
Total shareholders' equity	**29,936**	**25,904**
Total liabilities and shareholders' equity	**992,161**	**840,068**

Commitments and contingent liabilities (Notes [11], [30] and [33] of our Financial Report 2005).

Statement of Changes in Shareholders' Equity

Deutsche Bank Group

Statement of Changes in Shareholders' Equity

in € m.	2005	2004	2003
Common shares			
Balance, beginning of year	1,392	1,490	1,592
Common shares distributed under employee benefit plans	28	–	–
Retirement of common shares	–	(98)	(102)
Balance, end of year	1,420	1,392	1,490
Additional paid-in capital			
Balance, beginning of year	11,147	11,147	11,199
Common shares issued under employee benefit plans	411	–	–
Net losses on treasury shares sold	–	–	(36)
Tax benefits related to employee benefit plans	110	–	–
Other	4	–	(16)
Balance, end of year	11,672	11,147	11,147
Retained earnings			
Balance, beginning of year	19,814	20,486	22,087
Net income	3,529	2,472	1,365
Cash dividends declared and paid	(868)	(828)	(756)
Dividend related to equity classified as obligation to purchase common shares	117	96	–
Net gains (losses) on treasury shares sold	46	66	(386)
Retirement of common shares	–	(2,472)	(1,801)
Other	(10)	(6)	(23)
Balance, end of year	22,628	19,814	20,486
Common shares in treasury, at cost			
Balance, beginning of year	(1,573)	(971)	(1,960)
Purchases of shares	(43,803)	(34,471)	(25,464)
Sale of shares	41,598	30,798	23,903
Retirement of shares	–	2,570	1,903
Treasury shares distributed under employee benefit plans	410	501	647
Balance, end of year	(3,368)	(1,573)	(971)
Equity classified as obligation to purchase common shares			
Balance, beginning of year	(3,058)	(2,310)	(278)
Additions	(814)	(1,241)	(2,911)
Deductions	366	493	879
Balance, end of year	(3,506)	(3,058)	(2,310)
Share awards – common shares issuable			
Balance, beginning of year	2,965	2,196	1,955
Deferred share awards granted, net	901	1,270	888
Deferred shares distributed	(410)	(501)	(647)
Balance, end of year	3,456	2,965	2,196
Share awards – deferred compensation			
Balance, beginning of year	(1,452)	(1,242)	(1,000)
Deferred share awards granted, net	(901)	(1,270)	(888)
Amortization of deferred compensation, net	1,018	1,060	646
Balance, end of year	(1,335)	(1,452)	(1,242)
Accumulated other comprehensive income (loss)			
Balance, beginning of year	(3,331)	(2,594)	(3,604)
Reversal of 1999/2000 credits for tax rate changes	544	120	215
Change in unrealized net gains on securities available for sale, net of applicable tax and other	738	(177)	1,781
Change in unrealized net gains/losses on derivatives hedging variability of cash flows, net of tax	(28)	40	(4)
Change in minimum pension liability, net of tax	(7)	(1)	8
Foreign currency translation, net of tax	1,053	(719)	(990)
Balance, end of year	(1,031)	(3,331)	(2,594)
Total shareholders' equity, end of year	**29,936**	**25,904**	**28,202**

Statement of Cash Flows

Deutsche Bank Group

Statement of Cash Flows

in € m.	2005	2004	2003
Cash flows from operating activities			
Net income	**3,529**	**2,472**	**1,365**
Adjustments to reconcile net income to net cash used in operating activities:			
Provision for loan losses	374	372	1,113
Restructuring activities	145	230	(29)
Gain on sale of securities available for sale, other investments, loans and other	(1,494)	(476)	(201)
Deferred income taxes, net	964	838	269
Impairment, depreciation and other amortization and accretion	1,474	1,776	3,072
Cumulative effect of accounting changes, net of tax	–	–	(151)
Share of net income from equity method investments	(333)	(282)	(42)
Net change in:			
Trading assets	(75,606)	(42,461)	(37,624)
Other assets	(26,908)	(15,566)	(7,452)
Trading liabilities	24,740	16,380	22,719
Other liabilities	10,699	7,538	10,830
Other, net	(1,544)	1,082	47
Net cash used in operating activities	**(63,960)**	**(28,097)**	**(6,084)**
Cash flows from investing activities			
Net change in:			
Interest-earning deposits with banks	5,885	(4,573)	11,305
Central bank funds sold and securities purchased under resale agreements	(7,072)	(11,679)	5,378
Securities borrowed	(35,495)	7,166	(35,226)
Loans	(18,068)	2,908	22,610
Proceeds from:			
Sale of securities available for sale	11,673	21,145	13,620
Maturities of securities available for sale	2,815	3,560	7,511
Sale of other investments	1,868	2,081	2,068
Sale of loans	10,440	10,463	6,882
Sale of premises and equipment	274	451	2,628
Purchase of:			
Securities available for sale	(13,981)	(25,201)	(19,942)
Other investments	(1,602)	(1,200)	(2,141)
Loans	(5,985)	(4,950)	(9,030)
Premises and equipment	(701)	(792)	(991)
Net cash received (paid) for business combinations/divestitures	211	(223)	2,469
Other, net	99	116	327
Net cash (used in) provided by investing activities	**(49,639)**	**(728)**	**7,468**
Cash flows from financing activities			
Net change in:			
Deposits	60,040	21,493	(24,158)
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	49,932	923	17,751
Other short-term borrowings	452	3,399	(4,303)
Issuances of long-term debt	44,574	34,463	43,191
Repayments and extinguishments of long-term debt	(39,817)	(25,773)	(32,366)
Common shares issued under employee benefit plans	439	–	–
Purchases of treasury shares	(43,803)	(34,471)	(25,464)
Sale of treasury shares	41,640	30,850	23,389
Cash dividends paid	(868)	(828)	(756)
Other, net	(485)	12	(37)
Net cash provided by (used in) financing activities	**112,104**	**30,068**	**(2,753)**
Net effect of exchange rate changes on cash and due from banks	487	(300)	(974)
Net increase (decrease) in cash and due from banks	(1,008)	943	(2,343)
Cash and due from banks, beginning of the year	7,579	6,636	8,979
Cash and due from banks, end of the year	6,571	7,579	6,636
Interest paid	35,246	22,411	22,612
Income taxes paid, net	962	199	911

Statement by the Management Board

The Management Board of Deutsche Bank AG is responsible for the Consolidated Financial Statements. They have been prepared in accordance with accounting principles generally accepted in the United States of America and thus fulfil the conditions of § 292a German Commercial Code for exemption from preparation of consolidated financial statements in accordance with German commercial law. In addition, the disclosure requirements of the European Union have been met.

The responsibility for correct accounting requires an efficient internal management and control system and a functioning audit apparatus. Deutsche Bank's internal control system is based on written communication of policies and procedures governing structural and procedural organization, enlarged risk controlling for default and market risks as well as the segregation of duties. It covers all business transactions, assets and records. Deutsche Bank's audit is carried out in accordance with the extensive audit plans covering all divisions of the Group and also including compliance with the organizational terms of reference.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft audited the Consolidated Financial Statements in accordance with German auditing regulations, and in supplementary compliance with auditing standards generally accepted in the United States of America and issued an unqualified opinion. KPMG Deutsche Treuhand-Gesellschaft and the Audit Department of Deutsche Bank had free access to all documents needed in the course of their audits for an evaluation of the Consolidated Financial Statements and for an assessment of the appropriateness of the internal control system.

Josef Ackermann

Clemens Börsig

Tessen von Heydebreck

Hermann-Josef Lamberti

Report of the Supervisory Board



Dr. Rolf-E. Breuer
Chairman of the Supervisory Board

At the four meetings of the Supervisory Board last year, we were comprehensively informed of economic and financial developments, of important business developments and the bank's corporate strategy and planning. We advised the Management Board and monitored its management of business. The Management Board informed us regularly, without delay and comprehensively, and presented to us all matters that required the Supervisory Board's decision. Between the meetings, the Management Board kept us informed in writing of important events. In addition, resolutions were passed, where necessary, by circulation procedure. At the meetings of the Supervisory Board, members of the Group Executive Committee reported on the developments in their business divisions.

The Management Board reported regularly on business policies and other fundamental issues relating to management and corporate planning, strategy, the bank's financial development and earnings situation, the bank's risk management as well as transactions and events that were of significant importance to the bank. Moreover, important topics and upcoming decisions were also dealt with in regular discussions between the Spokesman, respectively the Chairman of the Management Board and the Chairman of the Supervisory Board. We obtained regular reports on the trial proceedings in the Mannesmann case, on the status of the proceedings of Dr. Kirch against the bank and Dr. Breuer, as well as on the actions for rescission and to obtain information filed in connection with the General Meetings 2003, 2004 and 2005. In a telephone conference on December 21, 2005, Dr. Ackermann's defence council gave us its view of the ruling of the German Supreme Court on the Mannesmann case. We subsequently issued a press statement in which we expressed our unrestricted trust in Dr. Ackermann.

After achieving the goals the bank set itself in 2002 and after exceeding our RoE target in 2005 by maintaining strict cost, capital and risk discipline, we want to sustain profitable growth in all businesses and regions. In our Corporate and Investment Bank Group Division we want to expand our leading position in Europe, and reach top positions in the U.S. and the Asia-Pacific region. In our global asset management business, we will continue to focus on our goal of becoming one of the best asset managers in the world. In our Corporate Division Private & Business Clients, we aim to further strengthen our position in our home market, Germany, and expand our business in Europe and Asia.

Meetings of the Supervisory Board. At the first meeting of the year on February 2, 2005, we discussed the development of business in 2004, the key figures of the Annual Financial Statements for 2004, the dividend proposal and the corporate planning for the years 2005 to 2007.

On March 18, 2005, we approved the Annual Financial Statements for 2004, which were thus established. Furthermore, discussions were held on the Corporate Governance Report and the Compliance Report, the resolution proposals for the agenda of the General Meeting 2005 were approved, and we discussed the Group's risk management. Due to certain changes, substitute members were elected to the committees of the Supervisory Board. The changes are listed on page 192 of the Financial Report.

At our meeting on July 28, 2005, we arranged to receive information on the development of business in the first half of 2005 and discussed the implementation of a new appraisal of the efficiency of the Supervisory Board. We also discussed and approved the sale of the institutional asset management business in the U.K. and the associated business units.

At the Supervisory Board's last meeting of the year on October 27, 2005, discussions focused on the development of business in the first nine months and, in particular, on the bank's further strategic development. In addition, Mr. Fitschen explained the objectives and structure of the regional management. The bank's Human Resources Report on staff development and succession planning was discussed, and the purchase of the remaining shares of United Financial Group (UFG), Moscow was resolved.

All members of the Supervisory Board participated in at least half of the Supervisory Board meetings during their period of office in the year 2005.

Corporate Governance. We discussed the implementation of the requirements of the German Corporate Governance Code and the U.S. Sarbanes-Oxley Act at several of the Supervisory Board, Chairman's Committee and Audit Committee meetings. In July the Supervisory Board decided to implement a new appraisal of the efficiency of the Supervisory Board. For this purpose, a questionnaire reflecting the specific circumstances of Deutsche Bank was sent to all members of the Supervisory Board and the Management Board. In the meeting on February 1, 2006, the answers were presented and suggestions for improvement discussed. Initial proposals for providing the Supervisory Board with information and on the structure of the Supervisory Board meeting have already been implemented. Further suggestions for improvement will be discussed in the next meetings. The Audit and the Chairman's Committee also conducted appraisals of efficiency and discussed suggestions for improvement.

All of the terms of reference for the Supervisory Board and its committees as well as for the Management Board are published on Deutsche Bank's website (www.deutsche-bank.com) under the heading Investor Relations/Corporate Governance. Two meetings were "executive meetings" of the Supervisory Board, i.e. they took place without the Management Board, as suggested in No. 3.6 of the German Corporate Governance Code. The Declaration of Conformity pursuant to § 161 German Stock Corporation Act (AktG), last issued by the Supervisory Board and Management Board in October 2004, was renewed in October 2005.

A comprehensive presentation of the bank's corporate governance, including the text of the Declaration of Conformity issued on October 27, 2005, can be found in the Financial Report on page 190 and on our website on the Internet at www.deutsche-bank.com/corporate-governance.

The Committees of the Supervisory Board. The Supervisory Board received regular reports on the work of its committees.

The Chairman's Committee met four times during the reporting period. At its meetings, the Committee handled issues relating to the Management Board, in particular the determination of the variable compensation components for the Management Board in 2004, succession planning for the Management Board, and the process of selecting new Supervisory Board members. Moreover, it discussed the proposal to conduct a new appraisal of the efficiency of the Supervisory Board based on a questionnaire reflecting the specific circumstances of the Supervisory Board of Deutsche Bank.

At its six meetings, the Risk Committee discussed exposures subject to mandatory approval under German law and the Articles of Association as well as all major loans and loans entailing increased risks. Where necessary, the Risk Committee gave its approval. Apart from credit, liquidity, country and market risks, the Committee also discussed operational, legal and reputational risks extensively. Furthermore, global industry portfolios were presented according to a specified plan and discussed at length.

The Audit Committee met five times in 2005. Representatives of the bank's auditor also attended its meetings. Subjects covered were the audit and approval of the Annual Financial Statements and Consolidated Financial Statements, the Form 20-F for the SEC, the quarterly financial statements, relations with the auditor, the proposal for the election of the auditor for the business year 2005, the auditor's remuneration and the audit mandate, including certain focal points for the audit as well as the control of the auditor's independence. The Audit Committee is convinced that there are no conflicts of interest on the part of the bank's auditor. As in the preceding years, the Committee extensively discussed the provisions of the U.S. Sarbanes-Oxley Act on the Audit Committee's working procedures and, when necessary, passed resolutions or recommended resolutions for the Supervisory Board. The Audit Committee had reports submitted to it regularly on the work of Internal Audit as well as on legal and reputational risks.

Meetings of the Mediation Committee, established pursuant to the provisions of the Co-Determination Act, were not necessary in 2005.

Conflicts of Interest and their Handling. The Risk Committee dealt with the loan approvals required pursuant to § 15 of the German Banking Act. Supervisory Board members who were also board members of the respective borrowing company when the resolutions were taken did not participate in this.

The Supervisory Board was kept informed regularly on Dr. Kirch's lawsuits against Deutsche Bank and Dr. Breuer, and discussed further courses of action. In its meetings on February 1, 2006 and March 17, 2006, the Supervisory Board analyzed, without Dr. Breuer's participation, the consequences of the German Supreme Court ruling of January 24, 2006 and discussed future courses of action. This discussion concluded that, at present, there are no material conflicts of interest or those which are not merely of a temporary nature as per No. 5.5.3 of the German Corporate Goverance Code.

Annual Financial Statements. Representatives of the bank's auditor attended the Financial Statements Meeting of the Supervisory Board on March 17, 2006 and commented on questions raised.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, the auditor of the Annual Financial Statements elected at last year's General Meeting, has audited the accounting, the Annual Financial Statements and the Management Report for 2005 as well as the Consolidated Financial Statements with the related Notes and Management Report for 2005. The audits led in each case to an unqualified opinion. After inspecting the reports of the auditor of the Annual Financial Statements, we agreed with the results of these audits.

Today, we established the Annual Financial Statements prepared by the Management Board and approved the Consolidated Financial Statements. We agree with the proposal for the appropriation of profits and with the payment of a dividend of € 2.50 per no par value share entitled to dividend payment.

Personnel Issues. There were no personnel changes on the Management Board during the reporting period.

Effective February 1, 2006, Dr. Ackermann was appointed Chairman of the Management Board. Deutsche Bank is thus confirming to national and international practice in the appointment of its Management Board.

Dr. rer.oec. Karl-Hermann Baumann retired from the Supervisory Board on May 18, 2005 following the General Meeting. For the remaining period of office, i.e. to the end of the General Meeting in 2008, Prof. Dr. jur. Dr.-Ing. E.h. Heinrich von Pierer was elected a new member of the Supervisory Board.

We thank Dr. Bauman for his commitment as a member of the Supervisory Board and, as Chairman of our Audit Committee, for his constructive assistance to the company and the Management Board during the past years.

The Supervisory Board thanks the Management Board and the bank's employees for their great personal dedication.

Frankfurt am Main, March 17, 2006
The Supervisory Board

Dr. Rolf-E. Breuer
Chairman

Supervisory Board

Dr. Rolf-E. Breuer
– Chairman,
Frankfurt am Main

Heidrun Förster*
– Deputy Chairperson,
Deutsche Bank Privat- und
Geschäftskunden AG,
Berlin

**Dr. rer. oec.
Karl-Hermann Baumann**
Munich
(until May 18, 2005)

Dr. Karl-Gerhard Eick
Deputy Chairman of the Board
of Management of
Deutsche Telekom AG,
Cologne

Klaus Funk*
Deutsche Bank Privat- und
Geschäftskunden AG,
Frankfurt am Main
(until February 1, 2006)

Ulrich Hartmann
Chairman of the Supervisory
Board of E.ON AG,
Düsseldorf

Sabine Horn*
Deutsche Bank AG,
Frankfurt am Main

Rolf Hunck*
Deutsche Bank AG,
Hamburg

Sir Peter Job
London

**Prof. Dr.
Henning Kagermann**
Chairman and CEO of SAP AG,
Walldorf/Baden

Ulrich Kaufmann*
Deutsche Bank AG,
Düsseldorf

Peter Kazmierczak*
Deutsche Bank AG,
Essen
(from February 1, 2006)

Prof. Dr. Paul Kirchhof
University professor,
Ruprecht-Karls-
University Heidelberg,
Heidelberg

Henriette Mark*
Deutsche Bank AG,
Munich

Margret Mönig-Raane*
Vice President of ver.di
Vereinte Dienstleistungs-
gewerkschaft,
Berlin

**Prof. Dr. jur. Dr.-Ing. E. h.
Heinrich von Pierer**
Chairman of the Supervisory
Board of Siemens AG,
Erlangen
(from May 18, 2005)

Gabriele Platscher*
Deutsche Bank Privat- und
Geschäftskunden AG,
Braunschweig

Karin Ruck*
Deutsche Bank AG,
Bad Soden am Taunus

Tilman Todenhöfer
Managing Partner
of Robert Bosch Industrie-
treuhand KG,
Stuttgart

**Dipl.-Ing. Dr.-Ing. E. h.
Jürgen Weber**
Chairman of the Supervisory
Board of Deutsche Lufthansa AG,
Hamburg

Dipl.-Ing. Albrecht Woeste
Chairman of the Supervisory
Board and Shareholders'
Committee of Henkel KGaA,
Düsseldorf

Leo Wunderlich*
Deutsche Bank AG,
Mannheim

* elected by the employees

Committees

Chairman's Committee
Dr. Rolf-E. Breuer
– Chairman
Heidrun Förster*
Ulrich Hartmann
Ulrich Kaufmann*

Mediation Committee
Dr. Rolf-E. Breuer
– Chairman
Heidrun Förster*
Ulrich Hartmann
Henriette Mark*

Audit Committee
Dr. Karl-Gerhard Eick
– Chairman from May 18, 2005
Dr. rer. oec.
Karl-Hermann Baumann
– Chairman
(until May 18, 2005)
Dr. Rolf-E. Breuer
Heidrun Förster*
Sabine Horn*
Rolf Hunck*
Sir Peter Job
(from May 18, 2005)

Risk Committee
Dr. Rolf-E. Breuer
– Chairman
Dr. rer. oec.
Karl-Hermann Baumann
(until May 18, 2005)
Sir Peter Job
Prof. Dr. Henning Kagermann
Ulrich Hartmann
– Substitute Member
(until May 18, 2005)
Prof. Dr. jur. Dr.-Ing. E. h.
Heinrich von Pierer
– Substitute Member
(from May 18, 2005)
Tilman Todenhöfer
– Substitute Member
(from May 18, 2005)

* elected by the employees

Group Five-Year Record

Balance Sheet in € m.	2005	2004	2003	2002	2001
Total assets	992,161	840,068	803,614	758,355	918,222
Loans, net	151,355	136,344	144,946	167,303	259,838
Liabilities	962,225	814,164	775,412	728,364	878,029
Total shareholders' equity	29,936	25,904	28,202	29,991	40,193
Tier I risk-based capital (BIS)	21,898	18,727	21,618	22,742	24,803
Total risk-based capital (BIS)	33,886	28,612	29,871	29,862	37,058

Income Statement in € m.	2005	2004	2003	2002	2001
Net interest revenues	6,001	5,182	5,847	7,186	8,620
Provision for loan losses	374	372	1,113	2,091	1,024
Commissions and fee income	10,089	9,506	9,332	10,834	10,727
Trading revenues, net	7,429	6,186	5,611	4,024	6,031
Other noninterest revenues	2,121	1,044	478	4,503	4,163
Total net revenues	**25,266**	**21,546**	**20,155**	**24,456**	**28,517**
Compensation and benefits	10,993	10,222	10,495	11,358	13,360
Goodwill amortization/impairment and impairment of intangibles	–	19	114	62	871
Restructuring activities	767	400	(29)	583	294
Other noninterest expenses	7,394	6,876	6,819	8,904	12,189
Total noninterest expenses	**19,154**	**17,517**	**17,399**	**20,907**	**26,714**
Income before income tax expense and cumulative effect of accounting changes	**6,112**	**4,029**	**2,756**	**3,549**	**1,803**
Income tax expense	2,039	1,437	1,327	372	434
Reversal of 1999/2000 credits for tax rate changes	544	120	215	2,817	995
Cumulative effect of accounting changes, net of tax	–	–	151	37	(207)
Net income	**3,529**	**2,472**	**1,365**	**397**	**167**

Key Figures	2005	2004	2003	2002	2001
Basic earnings per share	€ 7.62	€ 5.02	€ 2.44	€ 0.64	€ 0.27
Diluted earnings per share	€ 6.95	€ 4.53	€ 2.31	€ 0.63	€ 0.27
Dividends paid per share in period	€ 1.70	€ 1.50	€ 1.30	€ 1.30	€ 1.30
Return on average total shareholders' equity (post-tax)[1]	12.5%	9.1%	4.7%	1.1%	2.3%
Adjusted return on average active equity (post-tax)[2]	16.2%	10.5%	5.2%	10.2%	7.1%
Cost/income ratio[3]	74.7%	79.9%	81.8%	78.8%	87.6%
BIS core capital ratio (Tier I)	8.7%	8.6%	10.0%	9.6%	8.1%
BIS capital ratio (Tier I + II + III)	13.5%	13.2%	13.9%	12.6%	12.1%
Employees (full-time equivalent)	63,427	65,417	67,682	77,442	86,524

[1] Net income in 2001 is adjusted for amortization of goodwill and other intangible assets.

[2] *We calculate this adjusted measure of our return on average total shareholders' equity to make it easier to compare us to our competitors. We refer to this adjusted measure as our "adjusted* return on average active equity". However, this is not a measure of performance under U.S. GAAP and you should not compare our ratio to other companies' ratios without considering the differences in calculation of the ratios. The principal items for which we adjust our ratio are the average unrealized net gains on securities available for sale, net of applicable tax effects. In addition we adjust our average total shareholders' equity for the effect of our paying a dividend once a year following its approval by the general shareholders' meeting. Net income used for this calculation is adjusted for the income tax expense from the change in effective tax rate and the reversing effect, for the effect of accounting changes, and in 2001, adjusted for the amortization of goodwill and other intangible assets.

[3] Total noninterest expenses (excluding amortization of goodwill and other intangible assets in 2001) as a percentage of net interest revenues before provision for loan losses plus noninterest revenues (excluding amortization of negative goodwill in 2001).

Glossary

360 Degree Feedback
Appraisal method based on obtaining feedback about an employee from all sides (e.g. from colleagues, managers, customers).

Adjusted return on average active shareholders' equity
An adjusted measure to make it easier to compare us to our competitors. The principal item for which we adjust our Return on equity is the aggregate unrealized gains and losses (including tax effect) in our portfolio of shareholdings in publicly-listed industrial companies. We include realized gains and losses (net of tax effect) in active equity from the time those shareholdings are sold and the related gains are employed by our businesses. → Return on average total shareholders' equity (RoE).

Alternative assets/investments
Direct investments in → Private equity, venture capital, mezzanine capital, real estate capital investments and investments in leveraged buyout funds, venture capital funds and → Hedge funds.

American Depositary Receipts (ADRs)
Negotiable certificates issued by U.S. banks and representing non-American equities deposited with them. ADRs simplify, reduce the cost of and accelerate trading in the American securities markets.

Asset-backed securities (ABS)
Particular type of securitized payment receivables in the form of tradable securities. These securities are created by the repackaging of certain financial assets (→ Securitization).

BIS
Bank for International Settlements domiciled in Basel.

BIS capital ratio
Key figure for international banks expressing in % the ratio between their capital and their risk-weighted position for regulatory purposes. The minimum total capital ratio to be complied with is 8% and the minimum core capital ratio 4%.

Bookbuilding
An issuing process where the individual investor's demand is matched with an issuer's specific financing interests with regard to issue price.

Broker/brokerage
Brokers accept orders to buy and sell securities from banks and private investors and execute them on behalf of the customer. For this activity, the broker usually receives a commission.

Buyout
Purchase (in full or in part) of a company or specific corporate activities.

Capital according to BIS
Capital recognized for regulatory purposes according to the Basel Capital Adequacy Accord of 1988 (last amended in January 1996)
for international banks.
Total capital consists of:
- core capital or Tier-I capital: primarily share capital, reserves and hybrid capital components,
- supplementary capital or Tier-II capital: primarily participatory capital, long-term subordinated debt, unrealized gains on listed securities and other inherent loss allowances,
- Tier-III capital: mainly short-term subordinated debt and excess Tier-II capital.

Supplementary capital is limited to 100% of core capital and the amount of long-term subordinated debt that can be recognized as supplementary capital is limited to 50% of core capital.

Cash flow statement
Calculation and presentation of the cash flow generated or consumed by a company during a financial year as a result of its business, investing and financing activities, and reconciliation of holdings of cash and cash equivalents (cash reserve) at the beginning and end of a financial year.

Cash management
Refers to the management of liquid assets in dollars, euro and other currencies for companies and financial institutions to optimize financial transactions.

Clearing
The process of transmitting, reconciling and, in some cases, confirming payment orders.

Coaching
Personalized, tailored developmental intervention aimed at improving an employee's performance (e.g. management competence, communication skills) as a rule with the help of a coach.

Collateralized debt obligations
Collateralized debt obligations (CDOs) are investment vehicles based on a portfolio of assets that can include bonds, loans or derivatives. They variety of assets means that investors have a good level of security, but CDO ratings vary in accordance with the quality of assets backing the product.

Collateralized Equity-linked Limited Liability Obligation (CELLO)
Bond optionally exchangeable into shares. At redemption, the holder's recourse to the borrower is limited to a certain number of shares.

Commitment
A firm's employees have commitment when they identify with their company, its goals and values, are willing to work hard for it and prefer to stay in its employment.

Corporate finance
General term for capital market-related, innovative financing services to satisfy special consulting requirements in business with corporate customers.

Cost/income ratio
In general: a ratio expressing a company's cost effectiveness which sets operating expenses in relation to operating income.
Here: sum of noninterest expenses as a percentage of the aggregate sum of net interest revenues and noninterest revenues.

Credit default swap
An agreement between two parties whereby one party pays the other a fixed coupon over a specified term. The other party makes no payment unless a specified credit event such as a default occurs, at which time a payment is made and the swap terminates.

Credit Trading
Trading in loan or credit-related products.

Custody
Custody and administration of securities as well as additional securities services.

Debt products
Tradable instruments representing a liability or claim with respect to assets of one or more private or public sector entities. The phrase also denotes a broader range of instruments including foreign exchange and commodity contracts, the dynamics of which behave in a similar way to debt instruments as such.

Derivatives
Products whose value derives largely from the price, price fluctuations and price expectations of an under-lying instrument (e.g. share, bond, foreign exchange or index). Derivatives include → Swaps, → Options and → Futures.

Distressed debt
Distressed debt is considered to be any corporate instrument of sub-par value, including bank loans, bonds, performance bonds and guarantees, liquidation claims, trade claims and equity and equity-linked paper.

DJSI
Down Jones Substainability Indices are an index family tracking the member companies' ecological and social achievements. Deutsche Bank has been listed in the DJSI World and the DJSI STOXX ever since they were first launched. www.sustainability-index.com

Earnings per share
Key figure determined according to → U.S. GAAP and expressing a company's net income in relation to the average number of common shares. Apart from basic earnings per share, diluted earnings per share must also be reported if the conversion and exercise of outstanding stock options, share awards and convertible bonds could increase the number of shares.

Emerging markets
Expanding markets in developing nations, primarily financial markets.

Equity capital markets
Primarily, activities connected with a company's IPO or the placement of new shares. It also covers the privatization of state-owned companies.

Equity Prime Services
Deutsche Bank's Equity Prime Services group provides mainly hedge funds with a range of services adjusted to the needs of the alternative investment community.

Euro commercial paper program
Instrument allowing the flexible issuance of unsecured, short-term debt by an issuer. A program may comprise several bond issues over a period of time.

Euro medium-term notes (MTNs)
Flexible bond programs used to issue unsecured debt instruments at different times. Volumes, currencies and maturities (one to ten years) can be adjusted according to financing needs. Euro-MTNs are issued on the Euromarket mainly in U.S. dollars; bank syndicates guarantee the complete placement of each issue.

Fair value
Amount at which assets or liabilities would be exchanged between knowledgeable, willing and independent counterparties. Fair value is often identical to market price.

Futures
Forward contracts standardized with respect to quantity, quality and delivery date, in which an instrument traded on the money, capital, precious metal or foreign exchange markets is to be delivered or taken receipt of at an agreed price at a certain future time. Cash settlement is often stipulated for such contracts (e.g. futures based on equity indices) to meet the obligation (instead of delivery or receipt of securities).

Genderdax
Information platform on the Internet giving career-oriented women an overview of working opportunities at German companies (www.genderdax.de).

Global Real Estate Opportunities Fund
A closed end opportunistic real estate fund, with a portfolio that comprises real estate properties, equity interests in real estate joint ventures and operating companies, non-performing loan portfolios primarly secured by real estate and unsecured non-performing loan portfolios, located throughout major metropolitan markets in Europe, Asia/Pacific and the Americas.

Global Trade Finance
Unites the bank's entire Trade Finance and Trade and Risk Services activities. The Business Division covers our export finance and risk hedging business with financial institutions and corporate clients including multinationals, large and expanding corporates, and public sector companies.

Goodwill
The amount which the buyer of a company pays, taking account of future earnings, over and above the → Fair value of the company's individually identifiable assets and liabilities.

Hedge fund
A fund whose investors are generally institutions and wealthy individuals. Hedge funds can employ strategies which mutual funds are not permitted to use. Examples include short selling, leveraging and → Derivatives. Hedge fund returns are often uncorrelated with traditional investment returns.

IFRS
(International Financial Reporting Standards)/previously IAS (International Accounting Standards)
Financial Reporting Rules of the International Accounting Standards Board to ensure globally transparent and comparable accounting and disclosure. Main objective is to present information that is useful in making economic decisions, mainly for investors.

Investment & Financial Centers
Investment & Financial Centers are our modern branches where we offer private and business clients our full range of products and advisory services from one source and under one roof.

Investment banking
Generic term for capital market-oriented business. This includes primarily the issuing and trading of securities and their → Derivatives, interest and currency management, → Corporate finance, M&A advisory, structured finance and → Private equity.

Investor relations
Investor relations describes the systematic and continuous two-way communication between companies and both current and potential providers of capital. Information is supplied on major corporate events, financial results, business strategy and the capital market's expectations of management. One objective of investor relations activities is to ensure that a company's equity is appropriately valued by the market.

Late stage private equity
Investments in unlisted companies which belong to the category of "more mature" corporate investment opportunities in terms of age and positive cash flow.

Leveraged buyout
Debt-financed purchase of all or part of a company or specific activities of a company. Debt and redemption payments are financed from the acquired company's future revenues.

Management buyout
Purchase of a company's entire outstanding shares by its management, thereby ending the company's listing.

Mezzanine
Flexible, mixed form of financing comprising equity and debt capital.
Here: long-term subordinated financing instrument used to finance growth while at the same time strengthening the borrower's economic equity capital base.

Mortgage-backed securities (MBS)
Mortgage-backed securities are securities backed by mortgage loans.

Option
Right to purchase (call option) or sell (put option) a specific asset (e.g. security or foreign exchange) from or to a counterparty (option seller) at a predetermined price on or before a specific future date.

OTC derivatives
Nonstandardized financial instruments (→ Derivatives) not traded on a stock exchange, but directly between market participants (over the counter).

Performance management process
The performance management process facilitates the agreement of targets with our members of staff and the appraisal of their performance. It ensures that the targets agreed with our people accord with the bank's business objectives and that our employees receive continuous feedback on the current status of their performance. In this way, it offers a comprehensive and transparent basis for career planning and for decisions on promotion and compensation.

Portfolio
In general: part or all of one or all categories of asset (e.g. securities, loans, equity investments or real estate). Portfolios are formed primarily to diversify risk.
Here: combination of similar transactions, especially in securities and/or → Derivatives, under price risk considerations.

Portfolio management
Management and administration of a → Portfolio of securities for a client. This can involve the continual review of the portfolio and, if agreed with the client, purchases and sales.

Principal-protected fund of funds
A pooled investment vehicle that invests in private equity funds and unconditionally guarantees repayment of principal.

Private equity
Equity investment in non-listed companies. Examples are venture capital and buyout funds.

Quantitative investments
→ Portfolios of equities, bonds as well as → Hedge funds. Portfolios are managed in a systematic and regulated framework applying fundamental investment principles. The choice of investment is determined by the processing of large data volumes for which quantitative methods and techniques are applied.

Rating
External: standardized evaluation of issuers' credit standing and debt instruments, carried out by specialized agencies.
Internal: detailed risk assessment of every → Exposure associated with an obligor.

Registered shares
Shares registered in a person's name. As required under joint stock company law, that person is registered in the share register with several personal details and the number of shares owned. Only those persons entered in the share register are deemed to be shareholders of the company and are entitled, for instance, to exercise rights at the General Meeting.

Repo (repurchase agreement)
An agreement to repurchase securities sold (genuine repurchase agreement where the asset remains the seller's property). From the buyer's viewpoint, the transaction is a reverse repo.

Return on average total shareholders' equity (RoE)
In general: ratio showing the income situation of a company, setting profit (net income) in relation to capital employed. Here: net income as a percentage of average capital employed over the year → Adjusted return on average active shareholders' equity.

Sarbanes-Oxley Act (SOX)
U.S. capital market law passed in 2002 to strengthen corporate governance and restore investor confidence in response to major corporate and accounting scandals. Legislation establishes new or enhanced standards ranging from additional Corporate Board responsibilities to criminal penalties for all companies that have listed their shares on a U.S. stock exchange.

Secondary fund of funds
A structured investment vehicle consisting of private equity funds available on the secondary market.

Securitization
In general: rights evidenced by securities (e.g. shares or bonds).
Here: replacing loans or financing various kinds of claims by issuing securities (such as bonds or commercial paper).

Shareholder value
Management concept that focuses strategic and operational decision-making on the steady growth of a company's value. The guiding principle is that only returns above the cost of capital add value for shareholders.

Single-manager hedge fund
A hedge fund that invests directly in securities and financial instruments to follow a particular investment strategy.

Specialty Fixed Income
Investment in high-yield bonds and structured fixed income products like → CDOs.

Strategic Equity Transactions Group
A group operated jointly by Global Equities and Global Corporate Finance. The group executes transactions for corporate clients that have an equity component and are structured or strategic in nature.

Sustainability
Denotes the interplay of economy, ecology and social responsibility with the objective of sustainably advancing the basis for human life while preparing it for the future.

Swaps
In general: exchange of one payment flow for another.
Interest rate swap: exchange of interest payment flows in the same currency with different terms and conditions (e.g. fixed or floating).
Currency swap: exchange of interest payment flows and principal amounts in different currencies.

Trading revenues
Balance of realized and unrealized gains and losses on the positions held in the trading portfolio and net interest revenues on → Derivatives held for trading purposes. Trading generally reflects frequent buying and selling, i.e. the positions are taken with the objective of generating profits on short-term differences in price.

Trust & Securities Services
Broad range of administrative services for securities. They include, for example, securities custody, trust administration, issuing and paying agent services, depositary bank function for → American Depositary Receipts (ADRs).

U.S. GAAP (United States Generally Accepted Accounting Principles)
U.S. accounting principles drawn up by the Financial Accounting Standards Board (FASB) and the American Institute of Certified Public Accountants (AICPA). In addition, the interpretations and explanations furnished by the Securities and Exchange Commission (SEC) are particularly relevant for companies listed on the stock exchange. As in the case of IAS/IFRS the main objective is to provide decision useful information, especially for investors.

U.S. REIT funds
A Real Estate Investment Trust, or REIT, is a company that owns, and in most cases, operates income-producing real estate. Some REITs finance real estate. To be a REIT, a company must distribute at least 90% of its taxable income to shareholders annually in the form of dividends. A U.S. REIT fund is a mutual fund that invests in exchange-traded REITs.

Volatility swap/variance swap
Futures contract where the payout depends on the realized volatility of an agreed share index.

Impressum/Publications

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60262 Frankfurt am Main
Germany
Telephone: +49 69 910-00
deutsche.bank@db.com

Investor Relations:
+49 69 910-38080
db.ir@db.com

The Annual Review 2005 and Financial Report 2005 on the Internet:
www.deutsche-bank.com/05

Photos

Andreas Pohlmann, Munich
pages 6 and 7

Ulrike Schamoni, Berlin
pages 14, 20, 26, 32, 38, 42, 46 and 49

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this presentation that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our Business Realignment Program, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 23 March 2006 in the section "Risk Factors". Copies of this document are available upon request or can be downloaded from www.deutsche-bank.com/ir

We will be happy to send you the following publications relating to the financial statements:
Please note that Deutsche Bank Group's annual report consists of two separate sections: Annual Review 2005 and Financial Report 2005.

Annual Review 2005
(German and English)

Financial Report 2005
(German and English)

Form 20-F (English)

Annual Financial Statements and Management Report of Deutsche Bank AG 2005
(German and English)

List of mandates 2005
(German and English)

List of shareholdings 2005
(German and English)

List of Advisory Council Members 2005
(German)

Corporate Social Responsibility – Report 2005
(German and English)

How to order:

- by e-mail to deutsche-bank@pks-direkt.de
- on the Internet at www.deutsche-bank.com/05
- by fax to +49 69 95009529
- by phone to +49 69 95009530
- by post from:
  Deutsche Bank AG
  Leser-Service-PKS
  60262 Frankfurt am Main
  Germany

Financial Calendar for 2006/2007

May 3, 2006	Interim Report as at March 31, 2006
June 1, 2006	General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)
June 2, 2006	Dividend payment
August 1, 2006	Interim Report as at June 30, 2006
November 1, 2006	Interim Report as at September 30, 2006
May 8, 2007	Interim Report as at March 31, 2007
May 24, 2007	General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)
May 25, 2007	Dividend payment
August 1, 2007	Interim Report as at June 30, 2007
October 31, 2007	Interim Report as at September 30, 2007

003 83304 02 · 3/06

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General Meeting 2006

Agenda

Deutsche Bank

Contents	Page

Hauptversammlung 2006
Tagesordnung

Deutsche Bank

Inhalt **Seite**

Tagesordnung

Wir laden unsere Aktionäre zu der am Donnerstag, dem 1. Juni 2006, 10.00 Uhr, in der Festhalle, Messe Frankfurt, Ludwig-Erhard-Anlage 1, 60327 Frankfurt am Main stattfindenden ordentlichen Hauptversammlung ein.

1. Vorlage des festgestellten Jahresabschlusses und des Lageberichts für das Geschäftsjahr 2005 mit dem Bericht des Aufsichtsrats, Vorlage des gebilligten Konzernabschlusses und des Konzernlageberichts (nach US GAAP) für das Geschäftsjahr 2005

2. Verwendung des Bilanzgewinns

Vorstand und Aufsichtsrat schlagen vor, den zur Verfügung stehenden Bilanzgewinn von 1.286.338.175,00 Euro zur Ausschüttung einer Dividende von 2,50 Euro je Stückaktie auf die 514.535.270 dividendenberechtigten Stückaktien zu verwenden. Soweit am Tag der Hauptversammlung eigene Aktien vorhanden sind, wird der Beschlussvorschlag dahingehend modifiziert werden, die entsprechenden Beträge auf neue Rechnung vorzutragen.

3. Entlastung des Vorstands für das Geschäftsjahr 2005

Vorstand und Aufsichtsrat schlagen vor, Entlastung zu erteilen.

4. Entlastung des Aufsichtsrats für das Geschäftsjahr 2005

Vorstand und Aufsichtsrat schlagen vor, Entlastung zu erteilen.

5. Wahl des Abschlussprüfers für das Geschäftsjahr 2006

Der Aufsichtsrat schlägt vor, die KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, zum Abschlussprüfer für das Geschäftsjahr 2006 zu bestellen.

6. Ermächtigung zum Erwerb eigener Aktien für Handelszwecke (§ 71 Absatz 1 Nr. 7 AktG)

Vorstand und Aufsichtsrat schlagen vor zu beschließen:

Die Gesellschaft wird ermächtigt, bis zum 31. Oktober 2007 zum Zwecke des Wertpapierhandels eigene Aktien zu Preisen, die den Mittelwert der Aktienkurse (Schlussauktionspreise der Deutsche Bank-Aktie im Xetra-Handel beziehungsweise in einem vergleichbaren Nachfolgesystem an der Frankfurter Wertpapierbörse) an den jeweils drei vorangehenden Börsentagen nicht um mehr als 10% über- beziehungsweise unterschreiten, zu kaufen und zu verkaufen. Dabei darf der Bestand der zu diesem Zweck erworbenen Aktien am Ende keines Tages 5 vom Hundert des Grundkapitals der Deutschen Bank AG übersteigen. Die derzeit bestehende, durch die Hauptversammlung am 18. Mai 2005 erteilte und bis zum 31. Oktober 2006 befristete Ermächtigung zum Erwerb eigener Aktien für Handelszwecke wird für die Zeit ab Wirksamwerden der neuen Ermächtigung aufgehoben.

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7. Ermächtigung zum Erwerb eigener Aktien gemäß § 71 Absatz 1 Nr. 8 AktG und zu deren Verwendung

Vorstand und Aufsichtsrat schlagen vor zu beschließen:

Die Gesellschaft wird ermächtigt, bis zum 31. Oktober 2007 eigene Aktien bis zu 10 vom Hundert des derzeitigen Grundkapitals zu erwerben. Zusammen mit den für Handelszwecke und aus anderen Gründen erworbenen eigenen Aktien, die sich jeweils im Besitz der Gesellschaft befinden oder ihr nach §§ 71a ff. AktG zuzurechnen sind, dürfen die auf Grund dieser Ermächtigung erworbenen Aktien zu keinem Zeitpunkt 10 % des Grundkapitals der Gesellschaft übersteigen. Der Erwerb darf über die Börse oder mittels eines an alle Aktionäre gerichteten öffentlichen Kaufangebots erfolgen. Beim Erwerb über die Börse kann sich die Gesellschaft auch Dritter und des Einsatzes von Derivaten bedienen, wenn die Dritten die nachstehenden Beschränkungen einhalten. Der Gegenwert für den Erwerb der Aktien (ohne Erwerbsnebenkosten) darf bei Erwerb über die Börse den Mittelwert der Aktienkurse (Schlussauktionspreise der Deutsche Bank-Aktie im Xetra-Handel beziehungsweise in einem vergleichbaren Nachfolgesystem an der Frankfurter Wertpapierbörse) an den letzten drei Handelstagen vor der Verpflichtung zum Erwerb nicht um mehr als 10 % über- und nicht um mehr als 20 % unterschreiten. Bei einem öffentlichen Kaufangebot darf er den Mittelwert der Aktienkurse (Schlussauktionspreise der Deutsche Bank-Aktie im Xetra-Handel beziehungsweise in einem vergleichbaren Nachfolgesystem an der Frankfurter Wertpapierbörse) an den letzten drei Handelstagen vor dem Tag der Veröffentlichung des Angebots nicht um mehr als 15 % über- und nicht um mehr als 10 % unterschreiten. Sollte bei einem öffentlichen Kaufangebot das Volumen der angebotenen Aktien das vorgesehene Rückkaufvolumen überschreiten, muss die Annahme im Verhältnis der jeweils angebotenen Aktien erfolgen. Eine bevorrechtigte Annahme geringer Stückzahlen bis zu 50 Stück zum Erwerb angebotener Aktien der Gesellschaft je Aktionär kann vorgesehen werden.

Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats eine Veräußerung der erworbenen Aktien sowie etwa auf Grund vorangehender Ermächtigungen nach § 71 Absatz 1 Nr. 8 AktG erworbener Aktien in anderer Weise als über die Börse oder durch Angebot an alle Aktionäre vorzunehmen, soweit dies gegen Sachleistung unter Ausschluss des Bezugsrechts der Aktionäre zu dem Zweck erfolgt, Unternehmen oder Beteiligungen an Unternehmen zu erwerben. Darüber hinaus wird der Vorstand ermächtigt, bei einer Veräußerung erworbener eigener Aktien durch Angebot an alle Aktionäre den Inhabern der von der Gesellschaft ausgegebenen Optionsscheine, Wandelschuldverschreibungen und Wandelgenussrechte ein Bezugsrecht auf die Aktien in dem Umfang zu gewähren, wie es ihnen nach Ausübung des Options- beziehungsweise Wandelrechts zustehen würde. Für diese Fälle und in diesem Umfang wird das Bezugsrecht der Aktionäre ausgeschlossen. Der Vorstand wird weiter ermächtigt, das Bezugsrecht der Aktionäre auszuschließen, soweit die Aktien dazu verwendet werden, sie als Belegschaftsaktien an Mitarbeiter und Pensionäre der Gesellschaft und mit ihr verbundener Unternehmen auszugeben, oder soweit sie zur Bedienung von Mitarbeitern der Gesellschaft und verbundener Unternehmen eingeräumten Optionsrechten beziehungsweise Erwerbsrechten oder Erwerbspflichten auf Aktien der Gesellschaft verwendet werden sollen.

Ferner wird der Vorstand ermächtigt, die Aktien unter Ausschluss des Bezugsrechts der Aktionäre an Dritte gegen Barzahlung zu veräußern, wenn der Kaufpreis den Börsenpreis der Aktien zum Zeitpunkt der Veräußerung nicht wesentlich unterschreitet. Von dieser Ermächtigung darf nur Gebrauch gemacht werden, wenn sichergestellt ist, dass die Zahl der auf Grund dieser Ermächtigung veräußerten Aktien zusammen mit Aktien, die aus genehmigtem Kapital unter Ausschluss des Bezugsrechts der Aktionäre nach § 186 Absatz 3 Satz 4 AktG ausgegeben werden, 10 % des bei der Ausgabe beziehungsweise der Veräußerung von Aktien vorhandenen Grundkapitals der Gesellschaft nicht übersteigt.

Der Vorstand wird weiter ermächtigt, auf Grund dieser Ermächtigung erworbene Aktien einzuziehen, ohne dass die Durchführung der Einziehung eines weiteren Hauptversammlungsbeschlusses bedarf.

Die derzeit bestehende, durch die Hauptversammlung am 18. Mai 2005 erteilte und bis zum 31. Oktober 2006 befristete Ermächtigung zum Erwerb eigener Aktien wird für die Zeit ab Wirksamwerden der neuen Ermächtigung aufgehoben.

8. Wahl zum Aufsichtsrat

Mit Wirkung zum Ablauf des 3. Mai 2006 hat Herr Dr. Rolf E. Breuer sein Mandat als Mitglied des Aufsichtsrats der Deutschen Bank AG niedergelegt. Gegebenenfalls wird für die Zeit bis zum Ablauf der Hauptversammlung ein neues Mitglied gerichtlich bestellt.

Mit Wirkung zum Ablauf dieser Hauptversammlung hat Herr Dipl.-Ing. Albrecht Woeste sein Mandat als Mitglied des Aufsichtsrats der Deutschen Bank AG niedergelegt.

Der Aufsichtsrat schlägt nun vor, die Herren

Dr. Clemens Börsig, derzeit Mitglied des Vorstands der Deutschen Bank AG, Frankfurt am Main, und

Maurice Lévy, Chairman and Chief Executive Officer, Publicis Groupe S.A., Paris, Frankreich,

für den Rest der Amtszeit, das heißt für die Zeit bis zur Beendigung der Hauptversammlung, die über die Entlastung für das Geschäftsjahr 2007 beschließt, in den Aufsichtsrat zu wählen.

Der Aufsichtsrat schlägt ferner vor, die Herren

Dieter Berg,
Geschäftsführer der Robert Bosch Stiftung GmbH, Stuttgart,

und

Lutz Wittig,
Leiter des Hauptsekretariats der DaimlerChrysler AG, Stuttgart,

zu Ersatzmitgliedern für die Herren Dr. Börsig und Lévy zu wählen, die in der vorgenannten Reihenfolge bei Ausscheiden eines der Herren an seine Stelle treten und, soweit sie diese Funktion für weitere Aufsichtsratsmitglieder innehaben, ihre Stellung als Ersatzmitglied zurückerlangen, wenn die Hauptversammlung nach ihrem Eintritt in den Aufsichtsrat eine Neuwahl für diese Aufsichtsratsposition vornimmt.

Der Aufsichtsrat setzt sich nach §§ 96 Absatz 1, 101 Absatz 1 des AktG und § 7 Absatz 1 Satz 1 Nr. 3 des Gesetzes über die Mitbestimmung der Arbeitnehmer vom 4. Mai 1976 aus je zehn Mitgliedern der Anteilseigner und der Arbeitnehmer zusammen. Die Hauptversammlung ist bei der Wahl der Aktionärsvertreter nicht an Wahlvorschläge gebunden. Es ist vorgesehen, dass Herr Dr. Börsig den Aufsichtsratsvorsitz übernimmt. Dies erscheint aus Sicht des Aufsichtsrats sinnvoll und geboten, da der Aufsichtsrat für die Kontrolle eines so komplexen Unternehmens der herausgehobenen Mitwirkung eines mit den Verhältnissen bestens Vertrauten bedarf, um die Arbeit des Vorstands wirksam und sachkundig kontrollieren zu können.

Herr Dr. Börsig ist Mitglied in folgendem gesetzlich zu bildenden Aufsichtsrat:

Heidelberger Druckmaschinen AG

Er ist daneben Mitglied in folgendem vergleichbaren ausländischen Kontrollgremium:

Board of Directors der Foreign & Colonial Eurotrust Plc., Großbritannien

Herr Lévy ist nicht Mitglied in gesetzlich zu bildenden Aufsichtsräten anderer Gesellschaften. Er ist Mitglied in folgendem vergleichbaren ausländischen Kontrollgremium:

Aufsichtsrat der Medias et Régies Europe SA (Frankreich)

9. Schaffung eines neuen genehmigten Kapitals (mit der Möglichkeit der Sachkapitalerhöhung) und Satzungsänderung

Vorstand und Aufsichtsrat schlagen vor zu beschließen:

a) Der Vorstand wird ermächtigt, das Grundkapital bis zum 30. April 2011 mit Zustimmung des Aufsichtsrats durch Ausgabe neuer Aktien gegen Geld- oder Sacheinlagen einmalig oder mehrmals um bis zu insgesamt 128.000.000 Euro zu erhöhen. Dabei ist den Aktionären ein Bezugsrecht einzuräumen; der Vorstand ist jedoch ermächtigt, Spitzenbeträge von dem Bezugsrecht der Aktionäre auszunehmen und das Bezugsrecht auch insoweit auszuschließen, wie es erforderlich ist, um den Inhabern der von der Deutschen Bank Aktiengesellschaft und ihren Tochtergesellschaften ausgegebenen Optionsrechte, Wandelschuldverschreibungen und Wandelgenussrechte ein Bezugsrecht auf neue Aktien in dem Umfang zu gewähren, wie es ihnen nach Ausübung des Options- beziehungsweise Wandelrechts zustehen würde. Darüber hinaus ist der Vorstand ermächtigt, das Bezugsrecht mit Zustimmung des Aufsichtsrats auszuschließen, sofern die Kapitalerhöhung gegen Sacheinlagen zum Zwecke des Erwerbs von Unternehmen oder von Beteiligungen an Unternehmen erfolgt. Die neuen Aktien können auch von durch den Vorstand bestimmten Kreditinstituten mit der Verpflichtung übernommen werden, sie den Aktionären anzubieten (mittelbares Bezugsrecht).

b) In § 4 der Satzung wird der bisherige Absatz (5) gestrichen, nachdem die Frist zur Ausnutzung des dort geregelten genehmigten Kapitals abgelaufen ist.

Die bisherigen Absätze (6) bis (11) werden in unveränderter Reihenfolge zu Absätzen (5) bis (10) und folgender neuer Absatz (11) wird ergänzt:

"(11) Der Vorstand ist ermächtigt, das Grundkapital bis zum 30. April 2011 mit Zustimmung des Aufsichtsrats durch Ausgabe neuer Aktien gegen Geld- oder Sacheinlagen einmalig oder mehrmals um bis zu insgesamt 128 000 000 Euro zu erhöhen. Dabei ist den Aktionären ein Bezugsrecht einzuräumen; der Vorstand ist jedoch ermächtigt, Spitzenbeträge von dem Bezugsrecht der Aktionäre auszunehmen und das Bezugsrecht auch insoweit auszuschließen, wie es erforderlich ist, um den Inhabern der von der Deutschen Bank Aktiengesellschaft und ihren Tochtergesellschaften ausgegebenen Optionsrechte, Wandelschuldverschreibungen und Wandelgenussrechte ein Bezugsrecht auf neue Aktien in dem Umfang zu gewähren, wie es ihnen nach Ausübung des Options- beziehungsweise Wandelrechts zustehen würde. Darüber hinaus ist der Vorstand ermächtigt, das Bezugsrecht mit Zustimmung des Aufsichtsrats auszuschließen, sofern die Kapitalerhöhung gegen Sacheinlagen zum Zwecke des Erwerbs von Unternehmen oder von Beteiligungen an Unternehmen erfolgt. Die neuen Aktien können auch von durch den Vorstand bestimmten Kreditinstituten mit der Verpflichtung übernommen werden, sie den Aktionären anzubieten (mittelbares Bezugsrecht)."

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10. Satzungsänderungen zur Anpassung an Gesetzesänderungen und zur Nutzung neuer gesetzlicher Spielräume aus dem Gesetz zur Unternehmensintegrität und Modernisierung des Anfechtungsrechts (UMAG)

Vorstand und Aufsichtsrat schlagen vor zu beschließen:

Das UMAG hat die Frist zur Einberufung einer Hauptversammlung gemäß § 123 Absatz 1 AktG modifiziert und in § 131 Absatz 2 AktG folgende Ergänzung aufgenommen:

„Die Satzung oder die Geschäftsordnung gemäß § 129 kann den Versammlungsleiter ermächtigen, das Frage- und Rederecht des Aktionärs zeitlich angemessen zu beschränken, und Näheres dazu bestimmen."

Dem soll durch folgende Änderungen in der Satzung der Deutsche Bank AG Rechnung getragen werden:

a) In § 16 Absatz (2) werden die Worte „einen Monat" durch die Worte „dreißig Tage" ersetzt. § 16 Absatz (2) lautet danach wie folgt:

   „Die Hauptversammlung ist, soweit gesetzlich keine kürzere Frist zulässig ist, mindestens dreißig Tage vor dem Tag, bis zu dessen Ablauf die Aktionäre sich anmelden müssen, einzuberufen; der Tag der Einberufung und der letzte Tag der Anmeldefrist (§ 17 Abs. 2 der Satzung) sind hierbei nicht mitzurechnen."

b) In § 19 Absatz (2) der Satzung wird die Möglichkeit des Versammlungsleiters zur Beschränkung der Rede- und Fragezeit in der Hauptversammlung aufgenommen und klarstellend das Recht zur Bestimmung der Reihenfolge der Redner ergänzt. § 19 Absatz (2) erhält folgenden neuen Wortlaut:

„Der Vorsitzende leitet die Verhandlungen und bestimmt die Reihenfolge der Redner und der Behandlung der Gegenstände der Tagesordnung. Er kann im Laufe der Hauptversammlung angemessene Beschränkungen der Redezeit, der Fragezeit beziehungsweise der Gesamtzeit für Redebeiträge und Fragen generell oder für einzelne Redner festlegen. Der Vorsitzende kann die Aufzeichnung und Übertragung der Hauptversammlung über elektronische Medien zulassen. Die Übertragung kann auch in einer Form erfolgen, zu der die Öffentlichkeit uneingeschränkt Zugang hat."

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11. Satzungsänderungen zur sprachlichen Aktualisierung von Satzungsregelungen und zur Klarstellung der Regelung zur Bestimmung des Versammlungsleiters

In der Satzung der Deutschen Bank AG finden sich einzelne Formulierungen, die nicht ganz dem aktuellen Sprachgebrauch beziehungsweise der heutigen Gesetzesterminologie entsprechen. Daneben hat es im Jahr 2005 Missverständnisse in Bezug auf die Bedeutung der Regelung zur Bestimmung des Versammlungsleiters in § 19 Absatz (1) der Satzung gegeben. Vorstand und Aufsichtsrat wollen die entsprechenden Aktualisierungen und Präzisierungen vornehmen und schlagen vor zu beschließen:

Die Satzung der Gesellschaft wird wie folgt geändert:

a) In § 5 Absatz (1) Satz 2 wird das Wort „Aktienbuch" in Anpassung an die geänderte Terminologie in § 67 AktG durch das Wort „Aktienregister" ersetzt.

b) In § 10 Absatz (2) Satz 1 der Satzung werden die Worte „wenn dieser behindert ist" durch die Worte „wenn dieser an ihrer Wahrnehmung gehindert ist" ersetzt. § 10 Absatz (2) Satz 1 der Satzung lautet nach dieser Änderung wie folgt:

„Der Stellvertreter des Aufsichtsratsvorsitzenden hat nur dann die gesetzlichen und satzungsgemäßen Rechte und Pflichten des Vorsitzenden, wenn dieser an ihrer Wahrnehmung gehindert ist."

c) In § 11 Absatz 1 wird das Wort „Behinderung" durch das Wort „Verhinderung" ersetzt. § 11 Absatz 1 der Satzung lautet nach dieser Änderung wie folgt:

„Aufsichtsratssitzungen werden vom Vorsitzenden, im Falle seiner Verhinderung von seinem Stellvertreter, einberufen, sooft das Gesetz oder die Geschäfte es erfordern."

d) Um jeglichen Zweifel hinsichtlich der Person des Versammlungsleiters auszuschließen, wird § 19 Absatz (1) Satz 1 der Satzung wie folgt neu gefasst:

„Den Vorsitz in der Hauptversammlung führt der Vorsitzende des Aufsichtsrats, im Falle seiner Verhinderung ein von der Mehrheit der Vertreter der Anteilseigner im Aufsichtsrat gewähltes Aufsichtsratsmitglied."

Zu TOP 7: Bericht des Vorstands gemäß § 71 Absatz 1 Nr. 8 in Verbindung mit § 186 Absatz 4 AktG

In Punkt 7 der Tagesordnung wird die Deutsche Bank AG ermächtigt, eigene Aktien zu erwerben.

Durch die Möglichkeit des Wiederverkaufs eigener Aktien können diese zur erneuten Beschaffung von Eigenmitteln verwendet werden. Neben der – die Gleichbehandlung der Aktionäre bereits nach der gesetzlichen Definition sicherstellenden – Veräußerung über die Börse oder durch Angebot an alle Aktionäre sieht der Beschlussvorschlag vor, dass die eigenen Aktien der Gesellschaft auch zur Verfügung stehen, um diese beim Erwerb von Unternehmen oder Beteiligungen an Unternehmen unter Ausschluss des Bezugsrechts der Aktionäre als Gegenleistung anbieten zu können. Hierdurch soll die Gesellschaft die Möglichkeit erhalten, auf nationalen und internationalen Märkten rasch und erfolgreich auf vorteilhafte Angebote oder sich sonst bietende Gelegenheiten zum Erwerb von Unternehmen oder Beteiligungen an Unternehmen reagieren zu können. Nicht selten ergibt sich aus den Verhandlungen die Notwendigkeit, als Gegenleistung nicht Geld, sondern Aktien bereitzustellen. Diesem Umstand trägt die Ermächtigung Rechnung.

Darüber hinaus schafft die Ermächtigung die Möglichkeit, das Bezugsrecht der Aktionäre bei einer Veräußerung der Aktien durch Angebot an alle Aktionäre zu Gunsten der Inhaber von Optionsscheinen, Wandelschuldverschreibungen und Wandelgenussrechten teilweise auszuschließen. Dies hat den Vorteil, dass im Fall einer Ausnutzung der Ermächtigung der Options- beziehungsweise Wandlungspreis für die Inhaber bereits bestehender Options- beziehungsweise Wandelrechte nicht nach den Options- beziehungsweise Wandlungsbedingungen ermäßigt zu werden braucht.

Weiter wird durch die Ermächtigung die Möglichkeit geschaffen, die Aktien als Belegschaftsaktien für Mitarbeiter und Pensionäre oder zur Bedienung von Mitarbeitern eingeräumten Optionsrechten zu verwenden. Für diese

Zwecke verfügt die Gesellschaft über genehmigte und bedingte Kapitalien beziehungsweise schafft solche ggf. zusammen mit der entsprechenden Ermächtigung neu. Zum Teil wird auch bei Einräumung der Optionsrechte die Möglichkeit eines Barausgleichs vorgesehen. Die Nutzung vorhandener eigener Aktien statt einer Kapitalerhöhung oder einer Barleistung kann wirtschaftlich sinnvoll sein, die Ermächtigung soll den insoweit verfügbaren Freiraum vergrößern. Ähnlich liegt es in den Fällen, in denen Mitarbeitern als Vergütungsbestandteil Erwerbsrechte oder -pflichten auf Aktien der Deutschen Bank AG eingeräumt werden. Dort kann außerdem durch die Verwendung erworbener eigener Aktien das sonst unter Umständen bestehende Kursrisiko wirksam kontrolliert werden. Auch für diese Verwendung erworbener Aktien bedarf es des entsprechenden Ausschlusses des Bezugsrechts der Aktionäre.

Schließlich ist vorgesehen, der Verwaltung auch im Hinblick auf die Wiederveräußerung der Aktien, die auf Grund dieser Ermächtigung erworben werden, die Möglichkeit zum Ausschluss des Bezugsrechts gemäß § 186 Absatz 3 Satz 4 AktG zu geben. Diese gesetzlich vorgesehene Möglichkeit des Bezugsrechtsausschlusses versetzt die Verwaltung in die Lage, kurzfristig günstige Börsensituationen auszunutzen und dabei durch die marktnahe Preisfestsetzung einen möglichst hohen Ausgabebetrag und damit eine größtmögliche Stärkung der Eigenmittel zu erreichen. Gerade diese Möglichkeit ist angesichts der besonderen Eigenkapitalanforderungen für Banken von hoher Wichtigkeit. Die Nutzung dieser Möglichkeit auch für eigene Aktien erweitert die Wege für eine Kapitalstärkung auch bei wenig aufnahmebereiten Märkten. Die Ermächtigung stellt sicher, dass nach ihr auch zusammen mit der Ausnutzung genehmigten Kapitals nicht mehr als 10% des Grundkapitals unter Ausschluss des Bezugsrechts der Aktionäre gestützt auf § 186 Absatz 3 Satz 4 AktG verkauft beziehungsweise ausgegeben werden können. Die Verwaltung wird den etwaigen Abschlag vom Börsenpreis möglichst niedrig halten. Er wird sich voraussichtlich auf höchstens 3%, jedenfalls aber nicht mehr als 5% beschränken.

Zu TOP 9: Bericht des Vorstands an die Hauptversammlung gemäß § 203 Absatz 2 Satz 2 i.V.m. § 186 Absatz 4 AktG

Die unter dem Tagesordnungspunkt 9 beantragte Ermächtigung dient dem Erhalt und der Verbreiterung der Eigenkapitalbasis der Bank und ersetzt ein mit dem 30. April 2006 ausgelaufenes genehmigtes Kapital in gleicher Höhe mit nahezu identischer Ausgestaltung. Die angemessene Ausstattung mit Eigenkapital ist Grundlage der geschäftlichen Entwicklung der Bank. Auch wenn die Bank zurzeit ausreichend mit Eigenkapital ausgestattet ist, muss sie über den notwendigen Handlungsspielraum verfügen, um sich jederzeit und gemäß der jeweiligen Marktlage Eigenkapital beschaffen zu können.

Die unter TOP 9 erbetene Ermächtigung soll genehmigtes Kapital in Höhe von 128.000.000 Euro schaffen, bei dessen Ausnutzung den Aktionären grundsätzlich ein Bezugsrecht zusteht. Der Ausschluss des Bezugsrechts für Spitzenbeträge ermöglicht die Ausnutzung der erbetenen Ermächtigung durch runde Beträge unter Beibehaltung eines glatten Bezugsverhältnisses. Dies erleichtert die Abwicklung des Bezugsrechts der Aktionäre. Der Ausschluss des Bezugsrechts zu Gunsten der Inhaber von Optionsrechten, Wandelschuldverschreibungen und Wandelgenussrechten hat den Vorteil, dass im Fall einer Ausnutzung der Ermächtigung der Options- beziehungsweise Wandlungspreis für die Inhaber bereits bestehender Optionsrechte, Wandelgenussrechte beziehungsweise Wandelschuldverschreibungen nicht nach den jeweiligen Options- und Wandlungsbedingungen ermäßigt zu werden braucht.

Die darüber hinaus vorgesehene Möglichkeit des Bezugsrechtsausschlusses bei Sachkapitalerhöhungen soll den Vorstand in die Lage versetzen, mit Zustimmung des Aufsichtsrats in geeigneten Fällen Unternehmen oder Beteiligungen an Unternehmen gegen Überlassung von Aktien der Deutschen Bank AG erwerben zu können. Hierdurch soll die Bank die Möglichkeit erhalten, auf nationalen oder internationalen Märkten rasch und erfolgreich auf vorteilhafte Angebote oder sich sonst bietende Gelegenheiten zum Erwerb von Unternehmen oder Beteiligungen an Unternehmen, die gleiche oder verwandte Geschäfte betreiben, reagieren zu können. Nicht selten ergibt sich aus den Verhandlungen die Notwendigkeit, als Gegenleistung nicht Geld, sondern Aktien bereitzustellen. Um auch in solchen Fällen kurzfristig erwerben zu können, muss die Bank erforderlichenfalls die Möglichkeit haben, ihr Kapital unter Bezugsrechtsausschluss gegen Sacheinlagen zu erhöhen. Der Ausgabebetrag für die neuen Aktien wird dabei vom Vorstand mit Zustimmung des Aufsichtsrats unter Berücksichtigung der Interessen der Gesellschaft und der Aktionäre festgelegt. Mit einem Volumen von insgesamt bis zu 50.000.000 Aktien stehen hierfür ca. 9,7% des derzeitigen Grundkapitals zur Verfügung; zusammen mit dem bereits bestehenden genehmigten Kapital für dieselben Zwecke, das zum 30. April 2008 ausläuft, umfassen die genehmigten Kapitalien, die insgesamt die Möglichkeit von Sacheinlagen einschließen, ca. 19,4% des derzeitigen Grundkapitals.

Teilnahme an der Hauptversammlung

Zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts sind gemäß § 17 der Satzung diejenigen Aktionäre berechtigt, die im Aktienregister eingetragen sind und sich spätestens am 29. Mai 2006 auf elektronischem Wege über die im Anschreiben an die eingetragenen Aktionäre genannte Internetseite beziehungsweise schriftlich bei folgender Adresse oder einer anderen von der Deutschen Bank AG im Zusammenhang mit der Unterrichtung über die Hauptversammlung genannten Adresse angemeldet haben:

Deutsche Bank AG
Aktionärsservice
Postfach 94 00 03
69940 Mannheim

Aktionäre, die im Aktienregister eingetragen sind, können ihr Stimmrecht auch durch einen Bevollmächtigten, zum Beispiel ein Kreditinstitut oder eine Aktionärsvereinigung, ausüben lassen. In diesem Fall sind die Bevollmächtigten rechtzeitig anzumelden. Die schriftliche Vollmachterteilung kann auch per Telefax nachgewiesen werden. Die Deutsche Bank AG behält sich vor, im Einzelfall die Vorlage der Originalvollmacht zu verlangen.

Die Deutsche Bank AG bietet ihren Aktionären weiter die Möglichkeit, sich durch Mitarbeiter der Gesellschaft als Bevollmächtigte in der Hauptversammlung vertreten zu lassen. In diesem Fall können Vollmachten und Weisungen schriftlich oder über das Internet übermittelt werden. Die Einzelheiten dazu ergeben sich aus den Unterlagen, die den Aktionären übersandt werden.

Eintrittskarten und Stimmkarten werden den zur Teilnahme berechtigten Aktionären und Bevollmächtigten erteilt.

Wenn Sie Unterlagen anfordern oder Anträge zur Hauptversammlung stellen wollen, bitten wir Sie, sich ausschließlich an die

Deutsche Bank AG
Generalsekretariat
60262 Frankfurt am Main
Telefaxnr. 069 910-34532

zu wenden.

Zugänglich zu machende Anträge von Aktionären werden wir unverzüglich nach ihrem Eingang unter der Internetadresse

www.deutsche-bank.de/hauptversammlung

veröffentlichen. Dies gilt insbesondere für ordnungsgemäße Gegenanträge und Wahlvorschläge, die bis zum Ablauf des 17. Mai 2006 bei uns eingehen. Etwaige Stellungnahmen der Verwaltung werden ebenfalls unter der genannten Internetadresse veröffentlicht.

Auch weitere Informationen zur Hauptversammlung erhalten Sie im Internet unter www.deutsche-bank.de/hauptversammlung.

Frankfurt am Main, im April 2006

Deutsche Bank AG
Der Vorstand

Informationen zu Aufsichtsratsbeziehungen, meldepflichtigen Beteiligungen und Emissionskonsortium

Aufgrund von § 128 Abs. 2 Satz 8 AktG in der seit 2001 geltenden Fassung sind die folgenden, zum Teil sehr technisch wirkenden Angaben durch uns zu machen:

1. Dem Aufsichtsrat der Deutsche Bank AG gehören sieben Mitarbeiter der Deutsche Bank AG und zwei Mitarbeiter der Deutsche Bank Privat- und Geschäftskunden AG als Arbeitnehmervertreter an.

2. Vorstandsmitglieder beziehungsweise Mitarbeiter der Deutsche Bank AG gehören den Aufsichtsräten folgender inländischer depotführender Kreditinstitute an:

   Deutsche Bank Privat- und Geschäftskunden AG
   european transaction bank GmbH

3. Meldepflichtige Beteiligungen von Kreditinstituten an der Deutsche Bank AG nach § 21 WpHG sind uns nicht mitgeteilt.

4. Dem letzten Emissionskonsortium, das auch aus konzernexternen Beteiligten bestand (CHF 150 Mio. Public Bond Issue 2006–2009), gehörten folgende Kreditinstitute an:

   Deutsche Bank AG
   UBS AG
   ABN AMRO Bank N.V.
   Bank Sarasin & Cie
   Bank Vontobel AG
   Bayerische Hypo- und Vereinsbank AG
   Credit Suisse Group
   Lombard, Odier & Cie
   Schweizer Verband der Raiffeisenbank
   Zürcher Kantonalbank

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60262 Frankfurt am Main
Telefon: 069 910-00
deutsche.bank@db.com

Aktionärshotline:
0800 9108000

Hauptversammlungshotline:
0800 1004798

003 83304 51 · 4/06

Agenda

We take pleasure in inviting our shareholders to the Ordinary General Meeting in the Festhalle, Messe Frankfurt, Ludwig-Erhard-Anlage 1, 60327 Frankfurt am Main, convened for Thursday, June 1, 2006, 10 a. m.

1. Presentation of the established Annual Financial Statements and the Management Report for the 2005 financial year, with the Report of the Supervisory Board, presentation of the approved Consolidated Financial Statements with the related Management Report (according to U.S. GAAP) for the 2005 financial year

2. Appropriation of distributable profit

Management Board and Supervisory Board propose that the distributable profit of € 1,286,338,175.00 be used for payment of a dividend of € 2.50 per no par value share on the 514,535,270 no par value shares eligible for payment of a dividend. To the extent that own shares exist on the day of the General Meeting, the proposed resolution will be modified to the effect that the respective amounts will be carried forward to new account.

3. Ratification of the acts of management of the Management Board for the 2005 financial year

Management Board and Supervisory Board propose that the acts of management be ratified.

4. Ratification of the acts of management of the Supervisory Board for the 2005 financial year

Management Board and Supervisory Board propose that the acts of management be ratified.

5. Election of the auditor for the 2006 financial year

The Supervisory Board proposes that KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, be appointed auditor for the 2006 financial year.

6. Authorization to acquire own shares for trading purposes (§ 71 (1) No. 7 Stock Corporation Act)

Management Board and Supervisory Board propose the following resolution:

The company is authorized to buy and sell, for the purpose of securities trading, its own shares on or before October 31, 2007, at prices which do not exceed or fall short of the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the respective three preceding stock exchange trading days by more than 10 per cent. In this context, the shares acquired for this purpose may not, at the end of any day, exceed 5 per cent of the share capital of Deutsche Bank AG. The presently existing authorization given by the General Meeting on May 18, 2005, and valid until October 31, 2006, to purchase own shares for trading purposes will be cancelled with effect from the time when the new authorization comes into force.

7. Authorization to acquire own shares pursuant to § 71 (1) No. 8 Stock Corporation Act as well as for their use

Management Board and Supervisory Board propose the following resolution:

The company is authorized to buy, on or before October 31, 2007, its own shares in a total volume of up to 10 per cent of the present share capital. Together with its own shares acquired for trading purposes and/or for other reasons and which are from time to time in the company's possession or attributable to the company pursuant to §§ 71a ff. Stock Corporation Act, the own shares purchased on the basis of this authorization may not at any time exceed 10 per cent of the company's share capital. The own shares may be bought through the stock exchange or by means of a public purchase offer to all shareholders. In the case of purchase through the stock exchange, the company may use the services of third parties and employ derivatives, provided the third parties observe the following restrictions. The countervalue for the purchase of shares (excluding ancillary purchase costs) through the stock exchange may not be more than 10 per cent higher or more than 20 per cent lower than the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the obligation to purchase. In the case of a public purchase offer, it may not be more than 15 per cent higher or more than 10 per cent lower than the average of the share prices (closing auction prices of the Deutsche Bank share in Xetra trading and/or in a comparable successor system on the Frankfurt Stock Exchange) on the last three stock exchange trading days before the day of publication of the offer. If the volume of shares offered in a public purchase offer exceeds the planned buy-back volume, acceptance must be in proportion to the shares offered in each case. The preferred acceptance of small quantities of up to 50 of the company's shares offered for purchase per shareholder may be provided for.

The Management Board is authorized to dispose, with the Supervisory Board's consent, of the purchased shares and of any shares purchased on the basis of previous authorizations pursuant to § 71 (1) No. 8 Stock Corporation Act in a way other than through the stock exchange or by an offer to all shareholders, provided this is done against contribution in kind and excluding shareholders' pre-emptive rights for the purpose of acquiring companies or shareholdings in companies. In addition, the Management Board is authorized, in case it disposes of acquired own shares by offer to all shareholders, to grant to the holders of the warrants, convertible bonds and convertible participatory rights issued by the company pre-emptive rights to the extent that they would be entitled to such rights if they exercised their option and/or conversion rights. Shareholders' pre-emptive rights are excluded for these cases and to this extent. The Management Board is also authorized to exclude shareholders' pre-emptive rights in so far as the shares are to be used for the issue of staff shares to employees and retired employees of the company and of companies related to it, or in so far as they are to be used to service option rights on and/or rights or duties to purchase shares of the company granted to employees of the company and of companies related to it.

Furthermore, the Management Board is authorized to sell the shares to third parties against cash payment with the exclusion of shareholders' pre-emptive rights if the purchase price is not substantially lower than the price of the shares on the stock exchange at the time of sale. Use may only be made of this authorization if it has been ensured that the number of shares sold on the basis of this authorization together with shares issued from authorized capital with the exclusion of shareholders' pre-emptive rights pursuant to § 186 (3) sentence 4 Stock Corporation Act does not exceed 10 per cent of the company's share capital at the time of the issue and/or sale of shares.

The Management Board is also authorized to cancel shares acquired on the basis of this authorization without the execution of this cancellation process requiring a further resolution by the General Meeting.

The presently existing authorization given by the General Meeting on May 18, 2005, and valid until October 31, 2006, to purchase own shares will be cancelled with effect from the time when the new authorization comes into force.

8. Election to the Supervisory Board

With effect from the end of May 3, 2006, Dr. Rolf-E. Breuer has resigned from his mandate as member of the Supervisory Board of Deutsche Bank AG. It is possible that a new member will be appointed by court resolution for the period until the end of the General Meeting.

With effect from the end of this General Meeting, Dipl.-Ing. Albrecht Woeste has resigned from his mandate as member of the Supervisory Board of Deutsche Bank AG.

The Supervisory Board now proposes that

Dr. Clemens Börsig, presently member of the Management Board of Deutsche Bank AG, Frankfurt am Main, and

Mr. Maurice Lévy, Chairman and Chief Executive Officer, Publicis Groupe S.A., Paris, France,

be elected to the Supervisory Board for the remainder of the term of office, i.e. for the period until the end of the General Meeting that resolves on the ratification of the acts of management for the 2007 financial year.

The Supervisory Board also proposes that

Mr. Dieter Berg,
Managing Director of Robert Bosch Stiftung GmbH, Stuttgart,

and

Mr. Lutz Wittig,
Head of the Main Secretariat of DaimlerChrysler AG, Stuttgart,

be elected substitute members for Dr. Börsig and Mr. Lévy, to replace them in the above order if one of the gentlemen steps down, and, in so far as they have this function for other members of the Supervisory Board, to resume their position as substitute members if the General Meeting holds a new election for this Supervisory Board position after they have joined the Supervisory Board.

Pursuant to §§ 96 (1), 101 (1) Stock Corporation Act and § 7 (1) sentence 1 No. 3 Act concerning Co-Determination by Employees dated May 4, 1976, the Supervisory Board consists of ten members for the shareholders and ten members for the employees. In electing shareholder representatives, the General Meeting is not bound by election proposals. It is planned that Dr. Börsig shall take the Chair of the Supervisory Board. This appears sensible and advisable from the standpoint of the Supervisory Board because the Supervisory Board, for the control of such a complex company, needs the prominent participation of someone particularly familiar with the situation in order to be able to control the work of the Management Board effectively and objectively.

Dr. Börsig is member of the following supervisory board to be formed by law:

Heidelberger Druckmaschinen AG

He is also a member of the following comparable foreign supervisory body:

Board of Directors of Foreign & Colonial Eurotrust Plc, United Kingdom

Mr. Lévy is not a member of supervisory boards to be formed by law at other companies. He is a member of the following comparable foreign supervisory body:

Supervisory Board of Medias et Régies Europe SA (France)

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9. Creation of new authorized capital (with the possibility of a capital increase in kind) and amendment to the Articles of Association

Management Board and Supervisory Board propose the following resolution:

a) The Management Board is authorized to increase the share capital on or before April 30, 2011, with the consent of the Supervisory Board once or more than once by up to a total of EUR 128,000,000 through the issue of new shares against cash payment or contribution in kind. Shareholders are to be granted pre-emptive rights; the Management Board is, however, authorized to except broken amounts from shareholders' pre-emptive rights and also to exclude the pre-emptive rights to the extent necessary to grant to the holders of warrants, convertible bonds and convertible participatory rights issued by Deutsche Bank AG and its subsidiaries pre-emptive rights to new shares to the extent that they would be entitled to such rights after exercising their option or conversion rights. The Management Board is also authorized to exclude the pre-emptive rights with the consent of the Supervisory Board to the extent that the capital increase against contribution in kind is carried out for the purpose of acquiring companies or shareholdings in companies. The new shares may also be taken over by banks determined by the Management Board subject to the obligation to offer them to shareholders (indirect pre-emptive right).

b) In § 4 of the Articles of Association, the present subparagraph (5) is deleted following expiry of the period for utilization of the authorized capital regulated in that subparagraph.

The present subparagraphs (6) to (11) become subparagraphs (5) to (10) in the same order and the following new subparagraph (11) is added:

"(11) The Management Board is authorized to increase the share capital on or before April 30, 2011, with the consent of the Supervisory Board once or more than once by up to a total of EUR 128,000,000 through the issue of new shares against cash payment or contribution in kind. Shareholders are to be granted pre-emptive rights; the Management Board is, however, authorized to except broken amounts from shareholders' pre-emptive rights and also to exclude the pre-emptive rights to the extent necessary to grant to the holders of warrants, convertible bonds and convertible participatory rights issued by Deutsche Bank AG and its subsidiaries pre-emptive rights to new shares to the extent that they would be entitled to such rights after exercising their option or conversion rights. The Management Board is also authorized to exclude the pre-emptive rights with the consent of the Supervisory Board to the extent that the capital increase against contribution in kind is carried out for the purpose of acquiring companies or shareholdings in companies. The new shares may also be taken over by banks determined by the Management Board subject to the obligation to offer them to shareholders (indirect pre-emptive right)."

10. Amendments to the Articles of Association for the purpose of adjustment to changes in the law and to utilize new legal scope arising out of the Act concerning Corporate Integrity and the Modernization of the Right of Contestation (UMAG)

Management Board and Supervisory Board propose the following resolution:

The UMAG has modified the period for convention of a general meeting pursuant to § 123 (1) Stock Corporation Act and added the following regulation to § 131 (2) Stock Corporation Act:

"The Articles of Association or the Terms of Reference pursuant to § 129 may authorize the Chairman of the General Meeting to appropriately restrict in terms of time the shareholder's right to speak and put questions, and regulate further details in this respect."

The above changes are to be reflected by the following amendments to the Articles of Association of Deutsche Bank AG:

a) In § 16 (2), the words "one month" are replaced by the words "thirty days". § 16 (2) then has the following wording:

"The General Meeting must be convened, in so far as no shorter period is admissible by law, at least thirty days before the day, by the end of which shareholders must give prior notice of their intention to take part; the day of convention and the last day of the period of notice (§ 17 (2) of the Articles of Association) are not counted here."

b) In § 19 (2) of the Articles of Association, the possibility for the Chairman of the General Meeting to restrict the time for speaking and putting questions at the General Meeting is included and, for reasons of clarification, the right to determine the sequence of speakers is supplemented. § 19 (2) is given the following new wording:

"The Chairman directs the proceedings and determines the sequence of speakers and the sequence in which the items on the agenda are dealt with. In the course of the General Meeting he may determine appropriate restrictions on the speaking time, the time for putting questions and/or the total time available in general for speaking and putting questions or for individual speakers. The Chairman may admit the recording and transmission of the General Meeting by electronic media. The transmission may also take place in a form to which the public has unlimited access."

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11. Amendments to the Articles of Association to update the wording of provisions of the Articles of Association and to clarify the provision regulating the determination of the Chairman of the General Meeting

The Articles of Association of Deutsche Bank AG contain certain formulations that no longer conform with modern usage and/or present-day legal terminology. In 2005, there were also misunderstandings about the meaning of the regulation on the determination of the Chairman of the General Meeting in § 19 (1) of the Articles of Association. Management Board and Supervisory Board want to make the necessary updates and clarifying amendments and propose the following resolution:

The Articles of Association of the company are amended as follows:

a) In § 5 (1) sentence 2, the words "Shareholder Register" are replaced by the words "share register" in adjustment to the amended terminology of § 67 Stock Corporation Act.

b) In § 10 (2) sentence 1 of the Articles of Association, the words "if the latter is indisposed" are replaced by the words "if the latter is unable to exercise them". § 10 (2) sentence 1 of the Articles of Association has the following wording after this amendment:

"The Deputy of the Chairman of the Supervisory Board has the legal and statutory rights and duties of the Chairman only if the latter is unable to exercise them."

c) In § 11 (1), the words "if the latter is indisposed" are replaced by the words "if the latter is unable to do so". § 11 (1) of the Articles of Association has the following wording after this amendment:

"Meetings of the Supervisory Board are convened by the Chairman or, if the latter is unable to do so, by his Deputy, whenever required by law or business."

d) To remove all doubt as to the person of the Chairman of the General Meeting, § 19 (1) sentence 1 of the Articles of Association is reworded as follows:

"The Chairman of the Supervisory Board chairs the General Meeting. If he is unable to do so, the General Meeting is chaired by a Supervisory Board member elected by the majority of the shareholder representatives on the Supervisory Board."

Ad Item 7: Report of the Management Board pursuant to § 71 (1) No. 8 in conjunction with § 186 (4) Stock Corporation Act

In Item 7 of the Agenda, Deutsche Bank AG is authorized to acquire own shares.

The possibility of re-selling own shares enables them to be used for the renewed procurement of capital. Besides sale through the stock exchange or by offer to all shareholders – both of which would ensure equal treatment of shareholders under the legal definition – the proposed resolution provides that the own shares are also at the company's disposal to be offered as consideration for the acquisition of companies or shareholdings in companies subject to the exclusion of shareholders' pre-emptive rights. This is intended to enable the company to react quickly and successfully on national and international markets to advantageous offers or to other opportunities to acquire companies or shareholdings in companies. It is not uncommon in the course of negotiations to have to provide shares instead of cash as consideration. This authorization takes account of that.

Over and above this, the authorization makes it possible, in case of a sale of the shares by offer to all shareholders, to partially exclude shareholders' pre-emptive rights in favour of holders of warrants, convertible bonds and convertible participatory rights. This has the advantage that, if the authorization is utilized, the option and/or conversion price does not have to be reduced in accordance with the conditions of warrants and/or conversion for the holders of existing option rights and/or conversion rights.

In addition, the authorization makes it possible to use the shares as staff shares for employees and retired employees or to service option rights granted to employees. For these purposes, the company disposes over authorized and conditional capital and/or creates such capital together with the respective authorization. In part, the possibility of a cash payment in connection with the granting of option rights is provided for. The use of existing own shares instead of a capital increase or cash payment may make economic sense; the authorization is intended to increase the available scope in this respect. The situation is similar in cases where purchase rights or duties relating to shares of Deutsche Bank AG are granted to employees as an element of compensation. In this context, the price risk that might otherwise materialize can also be effectively controlled by the use of own shares purchased. The respective exclusion of shareholders' pre-emptive rights is also required for this use of purchased shares.

Finally, Management is also to be given the possibility of excluding pre-emptive rights pursuant to § 186 (3) sentence 4 Stock Corporation Act with respect to the re-sale of the shares purchased on the basis of this authorization. This statutory possibility of excluding pre-emptive rights enables Management to take advantage of favourable stock market situations without delay and, by determining a price close to market, to obtain the highest possible issue price and thus to strengthen capital and reserves to the greatest possible extent. This possibility is particularly important to banks in view of the special equity capital requirements they are subject to. The utilization of this possibility, also for own shares, enlarges the scope for strengthening capital, even at times when markets are not particularly receptive. The authorization ensures that, even together with the utilization of authorized capital, no more than 10% of the share capital can be sold or issued subject to the exclusion of shareholders' pre-emptive rights on the basis of § 186 (3) sentence 4 Stock Corporation Act. Management will keep any mark-down on the stock market price as low as possible. It will probably be limited to a maximum of 3%, but will not in any event exceed 5%.

Ad Item 9: Report of the Management Board to the General Meeting pursuant to § 203 (2) sentence 2 in conjunction with § 186 (4) Stock Corporation Act

The authorization requested under Item 9 of the Agenda is intended to sustain and broaden the bank's equity capital base and replaces authorized capital which expired on April 30, 2006, in the same amount with an almost identical structure. The availability of appropriate equity capital is the basis for the bank's business development. Even though the bank has adequate equity capital resources at its disposal at the present time, it must have the necessary scope to be able to obtain equity capital at any time and in accordance with the respective market situation.

The authorization requested under Item 9 of the Agenda is intended to create authorized capital in the amount of € 128,000,000, in the utilization of which shareholders in principle have pre-emptive rights. The exclusion of pre-emptive rights for broken amounts permits utilization of the requested authorization in round amounts while retaining a simple subscription ratio. This facilitates the processing of shareholders' pre-emptive rights. The exclusion of pre-emptive rights in favour of holders of option rights, convertible bonds and convertible participatory rights has the advantage that, if the authorization is utilized, the option and/or conversion price does not have to be reduced for the holders of existing option rights, convertible participatory rights and/or convertible bonds in accordance with the respective conditions of options and conversion.

The additional possibility of excluding pre-emptive rights for capital increases in kind is intended to enable the Management Board to acquire companies or shareholdings in companies with the consent of the Supervisory Board in appropriate cases using shares of Deutsche Bank AG as consideration. This is intended to enable the company to react quickly and successfully on national and international markets to advantageous offers or to other opportunities to acquire companies or shareholdings in companies that conduct the same or related business. It is not uncommon in the course of negotiations to have to provide shares instead of cash as consideration. To be able to react quickly in such cases the bank must be in a position to raise its capital against contributions in kind and excluding pre-emptive rights. The issue price for the new shares is determined by the Management Board with the consent of the Supervisory Board, taking into account the interests of the company and the shareholders. With a volume of up to 50,000,000 shares, roughly 9.7 per cent of the present share capital is available for this purpose; together with the authorized capital already existing for the same purposes and expiring on April 30, 2008, the total authorized capital allowing for contributions in kind accounts for roughly 19.4 per cent of the present share capital.

Participation in the General Meeting

Pursuant to § 17 of the Articles of Association, shareholders who are recorded in the share register and notify their intention to participate by no later than May 29, 2006, either electronically via the Internet website mentioned in the letter to registered shareholders, or in writing to the following address or to another address specified by Deutsche Bank AG in connection with the announcement of the General Meeting, are entitled to participate in the General Meeting and to exercise their voting rights:

Deutsche Bank AG
Aktionärsservice
Postfach 94 00 03
69940 Mannheim
Federal Republic of Germany

Shareholders registered in the share register may have their voting rights exercised by an authorized representative with a written power of attorney, e. g. a bank or a shareholders' association. In this case, the authorized representatives must be notified to the company in good time. A written power of attorney may also be evidenced by fax. Deutsche Bank AG reserves the right to request presentation of the original document in individual cases.

Deutsche Bank AG also offers its shareholders the possibility of being represented by employees of the company as their authorized representatives at the General Meeting. In this case, powers of attorney and instructions can be issued either in writing or via the Internet. Details are given in the documents sent to shareholders.

Admission cards and voting cards will be issued to shareholders and their authorized representatives.

If you wish to order documents or submit proposals for the General Meeting, please send your requests in this connection exclusively to:

Deutsche Bank AG
Corporate Secretariat
60262 Frankfurt am Main
Fax No. 069 910-34532

Shareholders' proposals which have to be made accessible will be published at the following Internet address with delay after their receipt:

www.deutsche-bank.com/general-meeting

This applies in particular to properly submitted counterproposals and election proposals which we receive by the end of May 17, 2006. Any comments by Management will also be published at the Internet address stated above.

Further information on the General Meeting can be found on the Internet at www.deutsche-bank.com/general-meeting.

Frankfurt am Main, April 2006

Deutsche Bank AG
The Management Board

Information on Supervisory Board relationships, reportable shareholdings and underwriting syndicate

§ 128 (2) sentence 8 Stock Corporation Act in the version valid since 2001 requires us to file the following, in part very technical sounding, information:

1. The members of the Supervisory Board of Deutsche Bank AG include seven employees of Deutsche Bank AG and two employees of Deutsche Bank Privat- und Geschäftskunden AG as representatives of the employees.

2. Members of the Management Board and/or employees of Deutsche Bank AG are members of the Supervisory Boards of the following German depositary banks:

   Deutsche Bank Privat- und Geschäftskunden AG
   european transaction bank GmbH

3. Shareholdings held by banks in Deutsche Bank AG and reportable pursuant to § 21 Securities Trading Act have not been notified to us.

4. The members of the most recent underwriting syndicate which also included participants from outside the Group (CHF 150 million Public Bond Issue 2006–2009) comprised the following banks:

   Deutsche Bank AG
   UBS AG
   ABN AMRO Bank N.V.
   Bank Sarasin & Cie
   Bank Vontobel AG
   Bayerische Hypo- und Vereinsbank AG
   Credit Suisse Group
   Lombard, Odier & Cie
   Schweizer Verband der Raiffeisenbank
   Zürcher Kantonalbank

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60262 Frankfurt am Main
Federal Republic of Germany
Telephone: +49 69 910-00
deutsche.bank@db.com

003 83304 52 · 4/06